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As filed with the Securities and Exchange Commission on November 14, 2006

Registration No. 333-136773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VONAGE HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	4813 (Primary Standard Industrial Classification Code Number)	11-3547680 (I.R.S. Employer Identification No.)

23 Main Street
Holmdel, New Jersey 07733
(732) 528-2600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John S. Rego
Executive Vice President,
Chief Financial Officer and Treasurer
Vonage Holdings Corp.
23 Main Street
Holmdel, New Jersey 07733
(732) 528-2600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
James S. Scott, Sr., Esq.
Stephen T. Giove, Esq.
Ferdinand J. Erker, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022-6069
(212) 848-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 14, 2006

PROSPECTUS

17,834,898 Shares

Vonage Holdings Corp.

Common Stock

        We previously issued 5% senior unsecured convertible notes due December 1, 2010 in the aggregate principal amount of $253.6 million which we refer to as the "convertible notes." This prospectus will be used by the selling stockholders named herein from time to time to resell any shares of our common stock issuable upon conversion of the notes. We will not receive any proceeds from the sale of any shares of our common stock issuable upon conversion of the notes offered by this prospectus.

        Our common stock is listed on the New York Stock Exchange under the symbol "VG." On November 13, 2006, the closing sale price of our common stock as reported on the New York Stock Exchange was $6.53.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 8 to read about risk factors you should consider before buying shares of our common stock.

        In connection with our sale of the convertible notes, we entered into a registration rights agreement with the holders of the convertible notes pursuant to which we are required to file a registration statement of which this prospectus forms a part, to cover the resale of shares of common stock issuable upon conversion of the convertible notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated November 14, 2006

IMPORTANT NOTICE TO READERS

        This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer shares of our common stock issued upon conversion of the convertible notes owned by them. Each time the selling stockholders offer shares of common stock under this prospectus, they are required to provide to potential purchasers a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement. See "Where You Can Find Additional Information" for more information.

        You should rely only on information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information and financial statements and notes appearing elsewhere in this prospectus. Before making an investment, prospective investors should read this entire prospectus carefully, especially the information set forth under the heading "Risk Factors."

Our Company

        We are a leading provider of broadband telephone services with over 2.0 million subscriber lines as of September 30, 2006. Utilizing our innovative Voice over Internet Protocol, or VoIP, technology platform, we offer feature-rich, low-cost communications services that offer users an experience similar to traditional telephone services. While customers in the United States currently represent over 95% of our subscriber lines, we continue to expand internationally, having launched our service in Canada in November 2004 and in the United Kingdom in May 2005. Since our U.S. launch in October 2002, we have experienced rapid subscriber line growth. For example, we more than tripled our subscriber lines during 2005.

        We offer our customers a variety of service plans, each of which has a fixed monthly fee. Each of our service plans includes a full suite of features typically offered by traditional telephone service providers, such as call waiting, caller ID and call forwarding. In addition, we offer several enhanced features at no additional charge that are not typically offered by traditional circuit-switched telephone service providers, such as area code selection, web- and e-mail-based voicemail and an account management website that allows customers to add or change their features online. We also offer a number of premium services for an additional fee, such as toll free numbers, fax numbers and virtual phone numbers. We offer low international per minute calling rates for calls to locations outside the United States, Puerto Rico and Canada. We believe the combination of these factors allows us to offer an attractive value proposition to our customers.

        Our customers can make and receive calls using a standard telephone plugged into a portable Vonage-enabled device that can be used almost anywhere a broadband Internet connection is available. We transmit these calls using VoIP technology, which converts voice signals into digital data packets for transmission over the Internet. We provide our service by using our customers' existing broadband Internet connections, eliminating the need for us to build or lease costly "last-mile" connections. In addition, our network is based on internally developed software and industry-standard servers, rather than the more expensive switches used by traditional telephone service providers. This network design enables us to monitor, maintain and expand our network quickly and efficiently while realizing capital and operating cost savings.

        We have invested heavily to build a strong brand that helps drive our subscriber growth. During 2005 and the first nine months of 2006, we spent an aggregate of $513.2 million on marketing. We employ an integrated marketing strategy that includes extensive television, online, print and radio advertising, a customer referral program and a range of other promotions, all designed to build our brand, attract new customers and retain existing customers. For example, according to Nielsen//NetRatings, an independent Internet media and market research firm, we were the top advertiser on the Internet from January 2005 through the first quarter of 2006 based on estimated spending and impressions. We employ a broad distribution strategy and acquire customers through our websites, our toll free numbers and our presence in leading retail outlets, including Best Buy, Circuit City, CompUSA and RadioShack stores.

        We have experienced rapid revenue growth since our inception. Our revenues were $18.7 million in 2003, $79.7 million in 2004, $269.2 million in 2005 and $423.0 million for the nine months ended September 30, 2006. While our revenues have grown rapidly, we have experienced increasing net losses, primarily driven by our increase in marketing expenses. For the period from inception through

September 30, 2006, our accumulated deficit was $603.8 million. For 2005 and the nine months ended September 30, 2006, our net loss was $261.3 million and $221.5 million, respectively, and our marketing expenses were $243.4 million and $269.8 million, respectively. To grow our revenue and customer base and enhance awareness of our brand, we have chosen to spend significant amounts on our marketing activities, and we intend to continue to do so. While this strategy will have the effect of delaying or preventing us from generating net income in the near term, we believe that our focus on growth will better position us as a strong competitor in the long term. As of September 30, 2006, our debt consisted of $253.4 million of convertible notes (principal amount of $253.6 less unamortized discount of $0.2 million) and $24.5 million of capital leases.

Our Market Opportunity

        VoIP communications are carried as data packets and require a broadband Internet connection that has sufficient bandwidth to deliver the data uninterrupted. As a result, broadband penetration has been a key driver of VoIP's expansion to date. We believe that as broadband adoption becomes even more prevalent worldwide, consumers will increasingly look to use their high-speed Internet connections for more of their voice, video and data communications. Many independent market research analysts believe that the growth rate in new VoIP subscribers over the next few years will exceed the growth rate for new broadband subscribers. For example, several such analysts have estimated that the approximately 0.9 to 1.5 million U.S. or North American consumer VoIP users in 2004 will grow to between 8.2 and 15.3 million by the end of 2007. As a leading provider of broadband telephone services using VoIP, we believe we are well positioned to benefit from the growth expected in this marketplace. However, the VoIP market may not grow as expected, and our business might not benefit from any actual growth that does occur.

Our Strengths

        We believe we have the following strengths:

  •
  Leading VoIP Market Position and VoIP Brand in the United States

  •
  Attractive Customer Value Proposition

  •
  Innovative, Low-Cost Technology Platform

  •
  Strong Direct and Retail Distribution Channels

  •
  Loyal Customer Base

Our Strategy

        We believe that our strong brand identity and reputation for quality communications services are instrumental to building our customer base. Our core business strategy is to enhance our brand image and the quality of our services in order to attract new customers. As we build on our leading brand and above-mentioned strengths, our additional business strategies are to:

  •
  Develop Attractive, Innovative Features and Products

  •
  Expand our Direct and Retail Distribution Capabilities

  •
  Continue to Improve the Customer Experience

  •
  Expand into New Geographic Markets

E-911 Initiative

        The U.S. Federal Communications Commission, or FCC, required us to provide enhanced emergency dialing capabilities, or E-911, to all of our U.S. customers by November 28, 2005. We are not currently in compliance with the FCC's order, although approximately 91% of our U.S. subscriber lines were E-911 compliant as of November 1, 2006. Additional progress is being made on a daily basis and we expect to provide E-911 capabilities to nearly all of our remaining subscriber lines within the year. We have requested a waiver from the FCC to provide us with the additional time needed to complete the roll-out. It is possible the FCC will deny our request and subject us to fines or penalties or order us to stop accepting new customers in certain areas until we have rolled out E-911 capability in those areas.

Risk Factors

        An investment in our common stock involves a high degree of risk. The following risks, as well as the other risks discussed in "Risk Factors," should be carefully considered before participating in this offering:

  •
  our history of net operating losses and our need for cash to finance our growth;

  •
  the competition we face, including from companies with greater financial resources;

  •
  our dependence on our customers' existing broadband connections, which gives us less control over call quality than traditional telephone networks;

  •
  differences between our service and traditional telephone services, including our 911 service;

  •
  uncertainties relating to regulation of VoIP services;

  •
  system disruptions or flaws in our technology;

  •
  our ability to manage our rapid growth; and

  •
  the risk that VoIP does not gain broader acceptance.

Corporate Information

        We were incorporated in Delaware in May 2000 and changed our name to Vonage Holdings Corp. in February 2001. Our principal executive offices are located at 23 Main Street, Holmdel, NJ 07733. Our telephone number is (732) 528-2600. Our websites are http://www.vonage.com, http://www.vonage.ca and http://www.vonage.co.uk. We also maintain a website at http://ir.vonage.com on which we post all reports we file with the Securities and Exchange Commission under Section 13(a) of the Securities Exchange Act of 1934. We also post on this site our key corporate governance documents, including our board committee charters and our ethics policy. Information contained on our websites or that can be accessed through our websites is not part of this prospectus, and investors should not rely on any such information in making the decision whether to purchase our common stock.

The Offering

Common stock offered by the selling stockholders	17,834,898 shares(1)
Common stock outstanding after the offering	172,757,531 shares(2)
Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.
Dividend policy	We do not intend to pay any cash dividends on our common stock.
Risk factors	Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 8 to read about risk factors you should consider before buying shares of our common stock.
New York Stock Exchange trading symbol	VG

(1)
Represents the aggregate number of shares of our common stock that are currently issuable upon conversion of the convertible notes based on a conversion price of $14.22 per share. Additional shares will be issuable upon conversion if we elect to pay interest on these notes in kind by increasing the principal outstanding under the notes. See "Description of Convertible Notes."

(2)
Assumes the conversion of all of the convertible notes into shares of common stock.

        The number of shares of common stock outstanding after this offering excludes:

  •
  16,568,504 shares of common stock issuable upon exercise of currently outstanding options as of September 30, 2006 with exercise prices ranging from $0.70 to $35.00 and having a weighted average exercise price of $8.09 per share and 983,169 of restricted stock units at September 30, 2006;

  •
  3,085,715 shares of common stock issuable upon exercise of currently outstanding warrants with exercise prices ranging from $0.70 to $1.40 per share and having a weighted average exercise price of $1.28 per share; and

  •
  shares of common stock reserved for future grants under our 2001 Incentive Plan as of September 30, 2006 were 11,719,634 shares. Of this amount, our board of directors limited the amount of shares to 2,000,000 shares of which 1,573,857 shares are currently available.

  •
  shares of common stock reserved for future grants under our 2006 Incentive Plan is determined using a formula and will equal approximately 17.65% of the number of shares that are issued and outstanding from time to time. As of September 30, 2006, there were approximately 15,619,237 shares reserved for grant.

Summary Consolidated Financial Data

        The following table sets forth our summary consolidated financial data. The statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements and related notes included in the back of this prospectus. The balance sheet data as of December 31, 2003 is derived from our audited consolidated financial statements and related notes not included in this prospectus. The statement of operations data for the nine months ended September 30, 2005 and 2006 and the balance sheet data as of September 30, 2006 are derived from our unaudited consolidated financial statements included in the back of this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

        The results included below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with "Capitalization," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(dollars in thousands)
Statement of Operations Data:
Operating Revenues:
Telephony services	$16,905	$75,864	$258,165	$167,280	$402,781
Customer equipment and shipping	1,817	3,844	11,031	6,736	20,202

	18,722	79,708	269,196	174,016	422,983

Operating Expenses:
Direct cost of telephony services (excluding depreciation and amortization of $1,388, $2,519, $6,671, $4,405 and $8,707)	8,556	23,209	84,050	54,341	116,802
Direct cost of goods sold	4,867	18,878	40,441	30,451	50,561
Selling, general and administrative	19,174	49,186	154,716	98,808	191,036
Marketing(1)	11,819	56,075	243,404	176,279	269,768
Depreciation and amortization	2,367	3,907	11,122	7,026	16,645

	46,783	151,255	533,733	366,905	644,812

Loss from operations	(28,061)	(71,547)	(264,537)	(192,889)	(221,829)
Net loss	$(29,974)	$(69,921)	$(261,334)	$(189,620)	$(221,480)
Statement of Cash Flow Data:
Net cash used in operating activities	$(16,583)	$(38,600)	$(189,765)	$(131,155)	$(160,692)
Net cash used in investing activities	(4,933)	(73,707)	(154,638)	(64,914)	(297,200)
Net cash provided by financing activities	34,226	141,094	434,006	195,994	479,349

	December 31,
				September 30, 2006
	2003	2004	2005
	(dollars in thousands)
Balance Sheet Data (at period end):
Cash, cash equivalents and marketable securities	$14,245	$105,768	$266,379	$544,330
Property and equipment, net	9,325	16,290	103,638	123,523
Total assets	28,311	136,493	446,882	788,911
Convertible notes(2)	—	—	247,958	253,420
Capital lease obligations	5	—	22,431	24,489
Total liabilities	14,038	51,045	426,940	495,927
Total redeemable preferred stock	51,409	192,521	388,427	—
Total stockholders' equity (deficit)	(37,136)	(107,073)	(368,485)	292,984
	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Operating and Other Data (unaudited):
Gross subscriber line additions(3)	91,522	364,214	1,099,641	824,609	1,158,044
Net subscriber line additions(4)	77,936	304,849	878,472	671,220	788,806
Subscriber lines(5)(6)	85,717	390,566	1,269,038	1,061,786	2,057,844
Average monthly customer churn(7)	2.5%	1.8%	2.1%	2.1%	2.4%
Average monthly revenue per line(8)	$33.37	$27.89	$27.03	$26.63	$28.25
Average monthly telephony services revenue per line(9)	$30.13	$26.55	$25.93	$25.60	$26.90
Average monthly direct cost of telephony services per line(10)	$15.25	$8.12	$8.44	$8.31	$7.80
Marketing cost per gross subscriber line addition(11)	$129.14	$153.96	$221.35	$213.77	$232.95
Employees(5)(12)	189	648	1,355	1,393	1,675

(1)
Marketing expense consists of costs of advertising, which include online, television, print and radio advertising and direct mail, promotions, sponsorships and inbound and outbound telemarketing; creative and production costs; the costs to serve and track our online advertising; certain amounts we pay to retailers for newspaper insert advertising, product placement and activation commissions; and the cost associated with our customer referral program. Marketing expense does not include the cost of certain customer acquisition activities, such as rebates and promotions, which are accounted for as an offset to revenues, or customer equipment subsidies, which are accounted for as direct cost of goods sold.

(2)
As of September 30, 2006, we had convertible notes with a principal amount of $253.6 million before unamortized discount of $0.2 million.

(3)
Gross subscriber line additions for a particular period are calculated by taking the net subscriber line additions during that period and adding to that the number of subscriber lines that terminated during that period. This number does not include subscriber lines both added and terminated during the period, where termination occurred within the first 30 days after activation. The number does include, however, subscriber lines added during the period that are terminated within 30 days of activation but after the end of the period.

(4)
Net subscriber line additions for a particular period reflect the number of subscriber lines at the end of the period less the number of subscriber lines at the beginning of the period.

(5)
At end of period.

(6)
Subscriber lines include, as of a particular date, all subscriber lines from which a customer can make an outbound telephone call on that date. Our subscriber lines include fax lines, the Vonage V-Phone, SoftPhones and WiFi phones but do not include our virtual phone numbers or toll free numbers, which only allow inbound telephone calls to customers.

(7)
Average monthly customer churn for a particular period is calculated by dividing the number of customers that terminated during that period by the simple average number of customers during the period and dividing the result by the number of months in the period. The simple average number of customers during the period is the number of customers on the first day of the period, plus the number of customers on the last day of the period, divided by two. Terminations, as used in the calculation of churn statistics, do not include customers terminated during the period if termination occurred within the first 30 days after activation. We monitor churn on a daily basis and use it as an indicator of the level of customer satisfaction. Other companies may calculate churn differently, and their churn data may not be directly comparable to ours. Average monthly customer churn is calculated using the number of customers, not subscriber lines. The number of customers is lower than the number of subscriber lines because some customers have more than one subscriber line.

(8)
Average monthly revenue per line for a particular period is calculated by dividing our total revenue for that period by the simple average number of subscriber lines for the period and dividing the result by the number of months in the period. The simple average number of subscriber lines for the period is the number of subscriber lines on the first day of the period, plus the number of subscriber lines on the last day of the period, divided by two.

(9)
Average monthly telephony services revenue per line for a particular period is calculated by dividing our total telephony services revenue for that period by the simple average number of subscriber lines for the period and dividing the result by the number of months in the period.

(10)
Average monthly direct cost of telephony services per line for a particular period is calculated by dividing our direct cost of telephony services for that period by the simple average number of subscriber lines for the period and dividing the result by the number of months in the period.

(11)
Marketing cost per gross subscriber line addition is calculated by dividing our marketing expense for a particular period by the number of gross subscriber line additions during the period.

(12)
Represents the number of personnel that are on our payroll and excludes temporary or outsourced labor.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should understand and carefully consider the risks below, as well as all of the other information contained in this prospectus and our financial statements and the related notes included elsewhere in this prospectus. Any of these risks could materially adversely affect our business, financial condition and results of operations and the trading price of our common stock, and you may lose all or part of your investment.

Risks Related to Our Business

We have incurred increasing quarterly losses since our inception, and we expect to continue to incur losses in the future.

        We have incurred losses since our inception, and we expect to continue to incur losses in the future. For the period from our inception through September 30, 2006, our accumulated deficit was $603.8 million. Until recently, our quarterly net losses generally have increased each quarter from our inception through the quarter ended September 30, 2006, for which our net loss was $62.2 million. Initially, our net losses were driven principally by start-up costs and the costs of developing our technology. More recently, our net losses have been driven principally by marketing expense, which was $91.3 million for the three months ended September 30, 2006. In order to grow our revenue and customer base, we have chosen to increase our marketing expenditures significantly. In addition, we plan to continue to invest in research and development and customer care. We are pursuing growth, rather than profitability, in the near term to capitalize on the current expansion of the broadband and VoIP markets and enhance the future value of our company. Although we believe we will achieve profitability in the future, we ultimately may not be successful and we may never achieve profitability. In the past, we projected that we would generate net income during future periods, but then generated a net loss. We intend to continue to increase our marketing expense, and we may continue to generate net losses for the foreseeable future. In addition, we will always be required to incur some marketing expense in order to replace customers who terminate our service, or "churn." Further, marketing expense is not the only factor that may contribute to our net losses. For example, interest expense on our convertible notes of at least $12.7 million annually will contribute to our net losses. As a result, even if we significantly reduce our marketing expense, we may continue to incur net losses.

If we are unable to compete successfully, we could lose market share and revenue.

        The telecommunications industry is highly competitive. We face intense competition from traditional telephone companies, wireless companies, cable companies and alternative voice communication providers. Our principal competitors are the traditional telephone service providers, namely AT&T, Inc. (formerly SBC Communications Inc.), BellSouth Corp., Citizens Communications Corp., Qwest Communications International Inc. and Verizon Communications, Inc., which provide telephone service based on the public switched telephone network. Some of these traditional providers also have added or are planning to add VoIP services to their existing telephone and broadband offerings. We also face, or expect to face, competition from cable companies, such as Cablevision Systems Corp., Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc. and Time Warner Cable (a division of Time Warner Inc.), which have added or are planning to add VoIP services to their existing cable television, voice and broadband offerings. Further, wireless providers, including Cingular Wireless LLC, Sprint Nextel Corporation, T-Mobile USA Inc. and Verizon Wireless, offer services that some customers may prefer over wireline service. In the future, as wireless companies offer more minutes at lower prices, their services may become more attractive to customers as a replacement for wireline service. Some of these providers may be developing a dual mode phone that will be able to use VoIP where broadband access is available and cellular phone service elsewhere, which will pose additional competition to our offerings.

        Most traditional wireline and wireless telephone service providers and cable companies are substantially larger and better capitalized than we are and have the advantage of a large existing customer base. Because most of our target customers are already purchasing communications services from one or more of these providers, our success is dependent upon our ability to attract target customers away from their existing providers. Until recently, our target market has been composed largely of early adopters, or people who tend to seek out new technologies and services. Attracting customers away from their existing providers will become more difficult as the early adopter market becomes saturated and mainstream customers make up more of our target market. In addition, these competitors could focus their substantial financial resources to develop competing technology that may be more attractive to potential customers than what we offer. Our competitors' financial resources may allow them to offer services at prices below cost or even for free in order to maintain and gain market share or otherwise improve their competitive positions. Our competitors also could use their greater financial resources to offer VoIP services with more attractive service packages that include on-site installation and more robust customer service. In addition, because of the other services our competitors provide, they may choose to offer VoIP services as part of a bundle that includes other products, such as video, high speed Internet access and wireless telephone service, which we do not offer. This bundle may enable our competitors to offer VoIP service at prices with which we may not be able to compete or to offer functionality that integrates VoIP service with their other offerings, both of which may be more desirable to consumers. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete and reduce our market share and revenues.

        We also compete against established alternative voice communication providers, such as Skype (a service of eBay Inc.), and face competition from other large, well-capitalized Internet companies, such as America Online, Inc., Google Inc., Microsoft Corporation and Yahoo! Inc., which have recently launched or plan to launch VoIP-enabled instant messaging services. In addition, we compete with independent VoIP service providers. Some of these service providers may choose to sacrifice revenue in order to gain market share and have offered their services at lower prices or for free. In order to compete with such service providers, we may have to significantly reduce our prices, which would delay or prevent our profitability.

Decreasing telecommunications prices may cause us to lower our prices to remain competitive, which could delay or prevent our future profitability.

        Currently, our prices are lower than those of many of our competitors for comparable services. However, domestic and international telecommunications prices have decreased significantly over the last few years, and we anticipate that prices will continue to decrease. Users who select our service offerings to take advantage of our prices may switch to another service provider as the difference between prices diminishes or disappears, and we may be unable to use our price as a distinguishing feature to attract new customers in the future. Such competition or continued price decreases may require us to lower our prices to remain competitive, may result in reduced revenue, a loss of customers or a decrease in our subscriber line growth and may delay or prevent our future profitability.

If VoIP technology fails to gain acceptance among mainstream consumers, our ability to grow our business will be limited.

        The market for VoIP services is rapidly evolving. We currently generate most of our revenue from the sale of VoIP services and related products to residential customers. Revenue generated from sales to residential customers will continue to account for most of our revenue for the foreseeable future. We believe that a significant portion of our residential customers are early adopters of VoIP technology. However, in order for our business to continue to grow and to become profitable, VoIP technology must gain acceptance among mainstream consumers, who tend to be less technically knowledgeable and more resistant to new technology services. Because potential VoIP customers need to connect additional hardware not required for the use of traditional telephone service, mainstream consumers may be reluctant to use our service. We have increased our focus on more mainstream customers and have added advertising in media with a broader reach, such as television, to enhance our brand awareness. However, if mainstream consumers choose not to adopt our technology, our ability to grow our business will be limited.

Certain aspects of our service are not the same as traditional telephone service, which may limit the acceptance of our services by mainstream consumers and our potential for growth.

        Certain aspects of our service are not the same as traditional telephone service. Our continued growth is dependent on the adoption of our services by mainstream customers, so these differences are becoming increasingly important. For example:

  •
  Both our new E-911 and emergency calling services are different, in significant respects, from the 911 service associated with traditional wireline and wireless telephone providers and, in certain cases, with other VoIP providers.

  •
  Our customers may experience lower call quality than they are used to from traditional wireline telephone companies, including static, echoes and delays in transmissions.

  •
  Our customers may experience higher dropped-call rates than they are used to from traditional wireline telephone companies.

  •
  Customers who obtain new phone numbers from us do not appear in the phone book and their phone numbers are not available through directory assistance services offered by traditional telephone companies.

  •
  Our customers cannot accept collect calls.

  •
  In the event of a power loss or Internet access interruption experienced by a customer, our service is interrupted. Unlike some of our competitors, we have not installed batteries at customer premises to provide emergency power for our customers' equipment if they lose power, although we do have backup power systems for our network equipment and service platform.

        If customers do not accept the differences between our service and traditional telephone service, they may choose to remain with their current telephone service provider or may choose to return to service provided by traditional telephone companies.

Our emergency and new E-911 calling services are different from those offered by traditional wireline telephone companies and may expose us to significant liability.

        Both our emergency calling service and our new E-911 calling service are different, in significant respects, from the emergency calling services offered by traditional wireline telephone companies. In each case, those differences may cause significant delays, or even failures, in callers' receipt of the emergency assistance they need.

        Traditional wireline telephone companies route emergency calls over a dedicated infrastructure directly to an emergency services dispatcher at the public safety answering point, or PSAP, in the caller's area. Generally, the dispatcher automatically receives the caller's phone number and actual location information. While our new E-911 service being deployed in the United States is designed to route calls in a fashion similar to traditional wireline services, our new E-911 capabilities are not yet available in all locations. In addition, the only location information that our E-911 service can transmit to a dispatcher at a PSAP is the information that our customers have registered with us. A customer's registered location may be different from the customer's actual location at the time of the call because customers can use their Vonage-enabled devices to make calls almost anywhere a broadband connection is available.

        We are currently deploying E-911 service that is comparable to the emergency calling services provided to customers of traditional wireline telephone companies in the same area. For those customers located in an E-911 area, emergency calls are routed, subject to the limitations discussed below, directly to an emergency services dispatcher at the PSAP in the area of the customer's registered location. The dispatcher will have automatic access to the customer's telephone number and registered location information. However, if a customer places an emergency call using the customer's Vonage-enabled device in a location different from the one registered with us, the emergency call will be routed to a PSAP in the customer's registered location, not the customer's actual location at the time of the call. Every time a customer moves his or her Vonage-enabled device to a new location, the customer's registered location information must be updated and verified. Until that takes place, the customer will have to verbally advise the emergency dispatcher of his or her actual location at the time of the call and wait for the call to be transferred, if possible, to the appropriate local emergency response center before emergency assistance can be dispatched.

        In some cases, even under our new 911 service, emergency calls may be routed to a PSAP in the area of the customer's registered location, but such PSAP will not be capable of receiving our transmission of the caller's registered location information and, in some cases, the caller's phone number. Where the emergency call center is unable to process the information, the caller is provided a service that is similar to the basic 911 services offered to some wireline telephone customers. In these instances, the emergency caller may be required to verbally advise the operator of their location at the time of the call and, in some cases, a call back number so that the call can be handled or forwarded to an appropriate emergency dispatcher.

        The emergency calls of customers located in areas where we are currently unable to provide either E-911 or the basic 911 described above are supported by a national call center that is run by a third-party provider and operates 24 hours a day, seven days a week. In these cases, a caller must provide the operator with his or her physical location and call back number. The operator will then coordinate connecting the caller to the appropriate PSAP or emergency services provider. Our E-911 service does not support the calls of our WiFi phone, SoftPhone users and recently deployed V-phone. The emergency calls of our WiFi phone, SoftPhone users and V-phone are supported by the national call center.

        If one of our customers experiences a broadband or power outage, or if a network failure were to occur, the customer will not be able to reach an emergency services provider.

        Delays our customers encounter when making emergency services calls and any inability of the answering point to automatically recognize the caller's location or telephone number can have devastating consequences. Customers have attempted, and may in the future attempt, to hold us responsible for any loss, damage, personal injury or death suffered as a result. Some traditional phone companies also may be unable to provide the precise location or the caller's telephone number when their customers place emergency calls. However, traditional phone companies are covered by legislation exempting them from liability for failures of emergency calling services and we are not. This liability could be significant. In addition, we have lost, and may in the future lose, existing and prospective customers because of the limitations inherent in our emergency calling services. Any of these factors could cause us to lose revenues, incur greater expenses or cause our reputation or financial results to suffer.

Flaws in our technology and systems could cause delays or interruptions of service, damage our reputation, cause us to lose customers and limit our growth.

        Although we have designed our service network to reduce the possibility of disruptions or other outages, our service may be disrupted by problems with our technology and systems, such as malfunctions in our software or other facilities and overloading of our network. Our customers have experienced interruptions in the past and may experience interruptions in the future as a result of these types of problems. Interruptions have in the past and may in the future cause us to lose customers and offer substantial customer credits, which could adversely affect our revenue and profitability. For example, during 2005 our service was significantly impaired on two separate occasions. In March 2005, a problem during a software upgrade to our call processing system caused most of our customers to experience intermittent service for several hours. In August 2005, one of our third-party carriers experienced an outage of approximately 90 seconds, which caused a failure in some of our gateways. As a result, during a period of several hours, approximately two out of three outbound calls from our customers to the public switched telephone network experienced an "all circuits busy" condition. Recently we've had other outages that affected smaller groups of customers at various times. In addition, because our systems and our customers' ability to use our services are Internet-dependent, our services may be subject to "hacker attacks" from the Internet, which could have a significant impact on our systems and services. If service interruptions adversely affect the perceived reliability of our service, we may have difficulty attracting and retaining customers and our brand reputation and growth may suffer.

Our ability to provide our service is dependent upon third-party facilities and equipment, the failure of which could cause delays or interruptions of our service, damage our reputation, cause us to lose customers and limit our growth.

        Our success depends on our ability to provide quality and reliable service, which is in part dependent upon the proper functioning of facilities and equipment owned and operated by third parties and is, therefore, beyond our control. Unlike traditional wireline telephone service or wireless service, our service requires our customers to have an operative broadband Internet connection and an electrical power supply, which are provided by the customer's Internet service provider and electric utility company, respectively, and not by us. The quality of some broadband Internet connections may be too poor for customers to use our services properly. In addition, if there is any interruption to a customer's broadband Internet service or electrical power supply, that customer will be unable to make or receive calls, including emergency calls, using our service. We also outsource several of our network functions to third-party providers. For example, we outsource the maintenance of our regional data connection points, which are the facilities at which our network interconnects with the public switched telephone network. If our third-party service providers fail to maintain these facilities properly, or fail to respond quickly to problems, our customers may experience service interruptions. Our customers have experienced such interruptions in the past and will experience interruptions in the future. In addition, our new E-911 service is currently dependent upon several third-party providers. Interruptions in service from these vendors could cause failures in our customers' access to E-911 services. Interruptions in our service caused by third-party facilities have in the past caused and may in the future cause us to lose customers, or cause us to offer substantial customer credits, which could adversely affect our revenue and profitability. If interruptions adversely affect the perceived reliability of our service, we may have difficulty attracting new customers and our brand, reputation and growth will be negatively impacted.

We may not be able to maintain adequate customer care during periods of growth or in connection with our addition of new and complex Vonage-enabled devices, which could adversely affect our ability to grow and cause our financial results to be negatively impacted.

        Good customer care is important to acquiring and retaining customers. In the recent past, we have not been able to expand our customer care operations quickly enough to meet the needs of our greatly increased customer base, and the quality of our customer care has suffered. For example, in the first half of 2006, our customers experienced longer than acceptable hold times when they called us for assistance. In the third quarter of 2006, our average monthly customer churn rate increased to 2.6% from 2.3% in the prior quarter and in the short-term may continue to increase. We believe this increase was due in part to our rapid growth and inability to hire enough qualified customer care employees which led to less than satisfactory customer care during these quarters. In the future, as we broaden our Vonage-enabled device offerings and our customers build increasingly complex home networking environments, we will face additional challenges in training our customer care staff. We face a high turnover rate among our customer care employees. We continue to hire and train customer care representatives at a rapid rate in order to meet the needs of our growing customer base. If we are unable to hire, train and retain sufficient personnel to provide adequate customer care, we may experience slower growth, increased costs and higher churn levels, which would cause our financial results to be negatively impacted.

If we are unable to improve our process for local number portability provisioning, our growth may be negatively impacted.

        We support local number portability for our customers, which allows our customers to retain their existing telephone numbers when subscribing to our services. Transferring numbers is a manual process that in the past could have taken us 20 business days or longer, although we have taken steps to automate this process to reduce the delay. A new Vonage customer must maintain both Vonage service and the customer's existing telephone service during the transferring process. By comparison, transferring wireless telephone numbers among wireless service providers generally takes several hours, and transferring wireline telephone numbers among traditional wireline service providers generally takes a few days. The additional delay that we experience is due to our reliance on the telephone company from which the customer is transferring and to the lack of full automation in our process. Further, because we are not a regulated telecommunications provider, we must rely on the telephone companies, over whom we have no control, to transfer numbers. We also rely on two third parties who have contractual obligations to us to facilitate the transfer of customers' telephone numbers. Local number portability is considered an important feature by many potential customers, and if we fail to reduce related delays, we may experience increased difficulty in acquiring new customers.

A higher rate of customer terminations would negatively impact our business by reducing our revenue or requiring us to spend more money to grow our customer base.

        Our rate of customer terminations, or average monthly customer churn, was 2.6% for the three months ended September 30, 2006. During those three months, approximately 129,368 of our customers terminated. Our churn rate could increase in the future if customers are not satisfied with our service. Other factors, including increased competition from other providers, also influence our churn rate.

        Because of churn, we have to acquire new customers on an ongoing basis just to maintain our existing level of customers and revenues. As a result, marketing expense is an ongoing requirement of our business. If our churn rate increases, we will have to acquire even more new customers in order to maintain our existing revenues. We incur significant costs to acquire new customers, and those costs are an important factor in determining our net losses and achieving future profitability. Therefore, if we are unsuccessful in retaining customers or are required to spend significant amounts to acquire new customers beyond those budgeted, our revenue could decrease and our net losses could increase.

We may require significant capital to pursue our growth strategy, but we may not be able to obtain additional financing on favorable terms or at all.

        We intend to continue spending substantial amounts on marketing and product development in order to grow our business. Although we believe we will achieve profitability in the future, we may need to obtain additional financing to respond to new competitive pressures or to respond to opportunities to acquire complementary businesses or technologies. Our significant losses to date may prevent us from obtaining additional funds on favorable terms or at all. For the three months ended September 30, 2006, we recorded a net loss of $62.2 million. Because of these losses and our limited tangible assets, we do not fit traditional credit lending criteria, which, in particular, could make it difficult for us to obtain loans or to access the capital markets. For example, we discussed a revolving credit facility with commercial banks in the summer of 2005. As a result of those discussions, we believe most commercial lenders will require us to very significantly reduce our loss from operations before they will lend us money. In addition, the terms of our outstanding convertible notes provide for additional shares to be issued upon conversion if we sell shares of our common stock at a price that is less than the average trading price of our common stock over the 10-day period prior to any such sale, which might further limit our access to the capital markets. Finally, our ability to raise additional capital through the issuance of equity securities may be impaired due to the events surrounding our IPO. A failure to obtain additional financing could adversely affect our ability to grow and maintain our business.

As a result of being a public company, we incur increased costs that may place a strain on our resources or divert our management's attention from other business concerns.

        As a public company, we incur additional legal, accounting and other expenses that we did not incur as a private company. The Exchange Act requires us to file annual, quarterly and current reports with respect to our business and financial condition, which requires us to incur legal and accounting expenses. The Sarbanes-Oxley Act requires us to maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required. We expect the corporate governance rules and regulations of the SEC and the New York Stock Exchange will increase our legal and financial compliance costs and make some activities more time consuming and costly. These requirements may place a strain on our systems and resources and may divert our management's attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we are hiring and will continue to hire additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge, which will increase our operating expenses in future periods.

Our rapid growth has placed substantial demands on our management and operations. If we fail to hire and train additional personnel or improve our controls and procedures to respond to this growth, our business, operating results and financial position could be harmed.

        Our business and operations have expanded rapidly since our inception in May 2000. For example, during the 21 months ended September 30, 2006, the number of our employees more than doubled, growing from 648 to 1,675, and we experienced high turnover among our customer care employees. To support our expanded customer base effectively and meet our growth objectives for the future, we must continue to successfully hire, train, motivate and retain our employees. We expect that significant further expansion will be necessary. In addition, in order to manage our expanded operations, we will need to continue to improve our management, operational and financial controls and our reporting systems and procedures. All of these measures will require significant expenditures and will demand the attention of management. If we are not able to hire, train and retain the necessary personnel, specifically employees with expertise in information technology and engineering, or if these operational and reporting improvements are not implemented successfully, we may have to make significant additional expenditures and further draw management attention away from running our business to address these issues. The quality of our services could suffer, which could negatively affect our brand, operating results and financial position.

Because much of our potential success and value lies in our use of internally developed systems and software, if we fail to protect them, it could negatively affect us.

        Our ability to compete effectively is dependent in large part upon the maintenance and protection of systems and software that we have developed internally. While we have several pending patent applications and recently acquired three patents from Digital Packet Licensing, Inc. that enable VoIP technology, we cannot patent much of the technology that is important to our business. In addition, our pending patent applications may not be successful. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our rights to this technology. We typically enter into confidentiality or license agreements with our employees, consultants, customers and vendors in an effort to control access to and distribution of technology, software, documentation and other information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use this technology without authorization. Policing unauthorized use of this technology is difficult. The steps we take may not prevent misappropriation of the technology we rely on. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. That litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect our business.

We are currently subject to securities class action litigations, the unfavorable outcome of which might have a material adverse effect on our financial condition, results of operations and cash flows.

        A number of putative class action lawsuits have been filed against us, certain of our officers and directors, and the lead underwriters of our recent initial public offering, alleging, among other things, securities laws violations. We expect these complaints to be consolidated at some time in the future and intend to contest vigorously each lawsuit. We cannot, however, determine the outcome or resolution of these claims or the timing for their resolution. In addition to the expense and burden incurred in defending this litigation and any damages that we may suffer, our management's efforts and attention may be diverted from the ordinary business operations in order to address these claims. If the final resolution of this litigation is unfavorable to us, our financial condition, results of operations and cash flows may be materially adversely affected if our existing insurance coverage is unavailable or inadequate to resolve the matter.

We may be subject to damaging and disruptive intellectual property litigation.

        We have been named as a defendant in several suits currently pending that relate to alleged patent infringement. See "Business Legal Proceedings—Patent Litigation." In addition, we have been subject to other infringement claims in the past and may be subject to infringement claims in the future. We may be unaware of filed patent applications and issued patents that could relate to our products and services. Intellectual property litigation could:

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  be time-consuming and expensive;

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  divert attention and resources away from our daily business;

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  impede or prevent delivery of our products and services; and

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  require us to pay significant royalties, licensing fees and damages.

        Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our services and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, and could also result in damages, license fees, royalty payments and restrictions on our ability to provide our services, any of which could harm our business.

Future disruptive new technologies could have a negative effect on our businesses.

        VoIP technology, which our business is based upon, did not exist and was not commercially viable until relatively recently. VoIP technology is having a disruptive effect on traditional telephone companies, whose businesses are based on other technologies. We also are subject to the risk of future disruptive technologies. If new technologies develop that are able to deliver competing voice services at lower prices, better or more conveniently, it could have a material adverse effect on us.

We are dependent on a small number of individuals, and if we lose key personnel upon whom we are dependent, our business will be adversely affected.

        Many of the key responsibilities of our business have been assigned to a relatively small number of individuals. Our future success depends to a considerable degree on the vision, skills, experience and effort of our senior management, including Jeffrey Citron, our founder, Chairman and Chief Strategist, Michael Snyder, our Chief Executive Officer, John Rego, our Chief Financial Officer, and Louis Mamakos, our Chief Technology Officer. We may add additional senior personnel in the future.

        If we lose the services of any of our key employees, or if members of our management team do not work well together, it would have an adverse effect on our business. In particular, Mr. Citron has been the driving force in the development of our business to date, and he will continue to be in charge of our overall strategy and be closely involved with our technology and other aspects of our business. However, Mr. Citron could decide to resign as our Chairman and Chief Strategist, which could have a material adverse effect on us.

The past background of our founder, Chairman and Chief Strategist, Jeffrey A. Citron, may adversely affect our ability to enter into business relationships and may have other adverse effects on our business.

        Prior to joining Vonage, Mr. Citron was associated with Datek Securities Corporation and Datek Online Holdings Corp., including as an employee of, and consultant for, Datek Securities and, later, as one of the principal executive officers and largest stockholders of Datek Online. Datek Online, which was formed in early 1998 following a reorganization of the Datek business, was a large online brokerage firm. Datek Securities was a registered broker-dealer that engaged in a number of businesses, including proprietary trading and order execution services. During a portion of the time Mr. Citron was associated with Datek Securities, the SEC alleged that Datek Securities, Mr. Citron and other individuals participated in an extensive fraudulent scheme involving improper use of the Nasdaq Stock Market's Small Order Execution System, or SOES. Datek Securities (through its successor iCapital Markets LLC), Mr. Citron and other individuals entered into settlements with the SEC in 2002 and 2003, which resulted in extensive fines, bans from future association with securities brokers or dealers and enjoinments against future violations of certain U.S. securities laws. The NASD previously had imposed disciplinary action against Datek Securities, Mr. Citron and other individuals in connection with alleged violations of the rules and regulations regarding the SOES. These and other matters are discussed under "Information Concerning our Founder, Chairman and Chief Strategist."

        There is a risk that some third parties will not do business with us, that some prospective investors will not purchase our securities or that some customers may be wary of signing up for service with us as a result of allegations against Mr. Citron and his past SEC and NASD settlements. We believe that some financial institutions and accounting firms have declined to enter into business relationships with us in the past, at least in part because of these matters. Other institutions and potential business associates may not be able to do business with us because of internal policies that restrict associations with individuals who have entered into SEC and NASD settlements. While we believe that these matters have not had a material impact on our business, they may have a greater impact on us while we are a public company, including by adversely affecting our ability to enter into commercial relationships with third parties that we need to effectively and competitively grow our business. Further, should Mr. Citron in the future be accused of, or be shown to have engaged in, additional improper or illegal activities, the impact of those accusations or the potential penalties from such activities could be exacerbated because of the matters discussed above. If any of these risks were to be realized, there could be a material adverse effect on our business or the market price of our common stock.

Risks Related to Regulation

        Set forth below are certain material risks related to regulation. For additional information about these and other regulatory risks we face, see "Regulation" in this prospectus.

Regulation of VoIP services is developing and therefore uncertain, and future legislative, regulatory or judicial actions could adversely impact our business and expose us to liability.

        Our business has developed in an environment largely free from government regulation. However, the United States and other countries have begun to assert regulatory authority over VoIP and are continuing to evaluate how VoIP will be regulated in the future. Both the application of existing rules to us and our competitors and the effects of future regulatory developments are uncertain.

        Future legislative, judicial or other regulatory actions could have a negative effect on our business. If we become subject to the rules and regulations applicable to telecommunications providers in individual states, we may incur significant litigation and compliance costs, and we may have to restructure our service offerings, exit certain markets or raise the price of our services, any of which could cause our services to be less attractive to customers. In addition, future regulatory developments could increase our cost of doing business and limit our growth.

        Our international operations are also subject to regulatory risks, including the risk that regulations in some jurisdictions will prohibit us from providing our services cost-effectively or at all, which could limit our growth. Currently, there are several countries where regulations prohibit us from offering service. In addition, because customers can use our services almost anywhere that a broadband Internet connection is available, including countries where providing VoIP services is illegal, the governments of those countries may attempt to assert jurisdiction over us, which could expose us to significant liability and regulation.

The success of our business relies on customers' continued and unimpeded access to broadband service. Providers of broadband services may be able to block our services or charge their customers more for also using our services, which could adversely affect our revenue and growth.

        Our customers must have broadband access to the Internet in order to use our service. Some providers of broadband access may take measures that affect their customers' ability to use our service, such as degrading the quality of the data packets we transmit over their lines, giving those packets low priority, giving other packets higher priority than ours, blocking our packets entirely or attempting to charge their customers more for also using our services.

        It is not clear whether suppliers of broadband Internet access have a legal obligation to allow their customers to access and use our service without interference. As a result of recent decisions by the U.S. Supreme Court and the FCC, providers of broadband services are subject to relatively light regulation by the FCC. Consequently, federal and state regulators might not prohibit broadband providers from limiting their customers' access to VoIP or otherwise discriminating against VoIP providers. Interference with our service or higher charges for also using our service could cause us to lose existing customers, impair our ability to attract new customers and harm our revenue and growth. See "Regulation—Access to Networks."

        These problems could also arise in international markets. For example, in Spring 2006 a Canadian cable provider began offering an optional Cdn$10 per month "quality of service premium" to customers who use third-party VoIP services over its facilities. However, customers who purchase VoIP services directly from this cable provider are not required to pay this additional fee.

If we fail to comply with new FCC regulations requiring us to provide E-911 emergency calling services, we may be subject to fines or penalties, which could include disconnection of our service for certain customers or prohibitions on marketing of our services and accepting new customers in certain areas.

        The FCC released an order on June 3, 2005 requiring us to notify our customers of any differences between our emergency calling services and those available through traditional telephone providers and obtain affirmative acknowledgments from our customers of those notifications. The rules also required us to offer by November 28, 2005 enhanced emergency calling services, or E-911, to all of our customers located in areas where E-911 service is available from their traditional wireline telephone company. E-911 service allows emergency calls from our customers to be routed directly to an emergency dispatcher in a customer's registered location and gives the dispatcher automatic access to the customer's telephone number and registered location information.

        We have notified our customers of the differences between our emergency calling services and those available through traditional telephony providers and have received affirmative acknowledgement from substantially all of our customers. We also have taken steps to comply with the FCC's order by the November 28, 2005 deadline, but we are not currently in full compliance and do not expect to be in full compliance in the short term unless we are granted a waiver of the requirements by the FCC. As of November 1, 2006, we were not providing E-911 service to approximately 9% of our U.S. subscriber lines.

        The consequences of failure to comply fully with the FCC's order currently are unclear. On November 7, 2005, the FCC's Enforcement Bureau issued a public notice stating that it would not require disconnection of existing customers to whom E-911 service cannot be provided by November 28, 2005, but it also stated that it expected VoIP providers to stop marketing and accepting new subscribers in areas where they cannot provide E-911 service after November 28, 2005. It is not clear whether the FCC will enforce this restriction or how it would do so. On November 28, 2005, we filed a petition for extension of time and limited waiver of certain of the enhanced emergency service requirements, including the limitations on marketing and accepting new customers. We are continuing to market our services and accept new customers in areas in which we do not provide E-911 service. The FCC has not acted on our petition, and we cannot predict whether the FCC will grant our petition or provide other relief. Should we be unable to obtain an extension of time to implement the requirements of the order, we may be subject to enforcement action by the FCC that could include monetary forfeitures, cease and desist orders and other penalties. We also may be required to stop serving customers to whom we cannot provide the E-911 service required by the FCC's rules and to stop marketing our services and accepting new customers in areas in which we cannot provide the E-911 service. Any of these actions could significantly harm our business. See "Business—Network Operations" and "Regulation—VoIP E-911 Matters" for further information on the FCC's E-911 requirements, our existing systems and our measures for compliance.

Taxes and 911-related fees will increase our customers' cost of using our services and could result in penalties being imposed on us.

        There are numerous taxes and fees assessed on traditional telephone services that we believe have not been applicable to us and that we have not paid in the past. Previously, we only collected and remitted sales taxes for customers with a billing address in New Jersey, where our corporate operations are conducted. However, as a result of changes in certain states' statutes as part of the streamlined sales tax initiatives and numerous tax agreements we have entered into with states, we are collecting and remitting sales tax in 42 states as of November 1, 2006. We also believe it is likely that we eventually will be required to collect and remit sales taxes in virtually all U.S. states that charge sales taxes. This will have the effect of decreasing any price advantage we may have. Some states have taken the position that we should have collected and remitted sales taxes in the past and have sought to collect those past sales taxes from us and impose fines, penalties or interest charges on us. We established a reserve of $11.3 million, as of September 30, 2006, for these matters. If our ultimate liability exceeds that amount, it could have a material adverse effect on us.

        We began charging customers an Emergency 911 Cost Recovery fee of $0.99 per month, effective March 7, 2006. This fee is designed to cover some of our costs associated with complying with E-911 regulation and our national 911 emergency call center. State and local governments may also assess fees to pay for emergency services in a customer's community. As of November 1, 2006, we are collecting and remitting 911 related fees to the appropriate authorities in seventeen states. We expect this fee for most of our customers to be between $0.50 to $1.50 per month, and as high as $3.00 for a limited number of customers, depending on their location. This will also have the effect of decreasing any price advantage we may have.

Our service requires an operative broadband connection, and if the adoption of broadband does not progress as expected, the market for our services will not grow and we may not be able to grow our business and increase our revenue.

        Use of our service requires that the user be a subscriber to an existing broadband Internet service, most typically provided through a cable or digital subscriber line, or DSL, connection. Although the number of broadband subscribers worldwide has grown significantly over the last five years, this service has not yet been adopted by a majority of consumers. If the adoption of broadband services does not continue to grow, the market for our services may not grow. As a result, we may not be able to increase our revenue and become profitable.

We will need to comply with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain adequate internal controls over financial reporting, our business, results of operations and financial condition could be materially adversely affected.

        As a public company, our systems of internal controls over financial reporting are required to comply with the standards adopted by the Public Company Accounting Oversight Board. We continue to evaluate our internal controls for compliance. We have also commenced a section 404 compliance project. Although our review is not complete, we have taken steps to improve our internal control structure by hiring dedicated, internal Sarbanes-Oxley Act compliance personnel to analyze and improve our internal controls, and have supplemented with outside consultants as needed. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities. We cannot be certain regarding when we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm the market value of our common stock. Any failure to maintain effective internal controls also could impair our ability to manage our business and harm our financial results.

Risks Related to this Offering

Jeffrey A. Citron, our founder, Chairman, Chief Strategist and principal stockholder, exerts significant influence over us.

        As of September 30, 2006, Mr. Citron beneficially owns approximately 34% of our outstanding common stock, including outstanding securities convertible into or exercisable for common stock held by Mr. Citron. As a result, Mr. Citron is able to exert significant influence over all matters presented to our stockholders for approval, including election and removal of our directors and change of control transactions. In addition, as our Chairman and Chief Strategist, Mr. Citron has and will continue to have significant influence over our strategy, technology and other matters. Mr. Citron's interests may not always coincide with the interests of other holders of our common stock.

The market price of our common stock has been and may continue to be volatile, and purchasers of our common stock could incur substantial losses.

        Securities markets experience significant price and volume fluctuations. This market volatility, as well as general economic conditions, could cause the market price of our common stock to fluctuate substantially. The trading price of our common stock has been, and is likely to continue to be, volatile. Many factors that are beyond our control may significantly affect the market price of our shares. These factors include:

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  changes in our earnings or variations in operating results;

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  any shortfall in revenue or increase in losses from levels expected by securities analysts;

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  changes in regulatory policies or tax law;

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  operating performance of companies comparable to us; and

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  general economic trends and other external factors.

If any of these factors causes the price of our common stock to fall, investors may not be able to sell their common stock at or above their respective purchase prices.

Our stock price may decline due to sales of shares by our other stockholders.

        Sales of substantial amounts of our common stock, or the perception that these sales may occur, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities in the future. There were 154,922,633 shares of our common stock outstanding as of October 31, 2006. All shares sold in our initial public offering are freely transferable without restriction or further registration under the Securities Act, subject to restrictions that may be applicable to our "affiliates," as that term is defined in Rule 144 under the Securities Act. In addition, our existing investors who purchased our securities prior to our initial public offering hold 124,482,440 shares of our common stock and convertible notes that are convertible into the 17,834,898 shares of our common stock offered by this prospectus. Further, as of September 30, 2006, warrants exercisable for 3,085,715 shares of our common stock and stock options and restricted stock units to purchase 17,551,673 shares of our common stock were outstanding. Of these shares of common stock, in addition to the shares offered by this prospectus, 124,482,440 shares may be sold into the public market pursuant to Rule 144 under the Securities Act, subject to volume limitations and other restrictions that may be applicable to some holders pursuant to that rule. Substantially all of the shares held by our existing stockholders are subject to registration rights, and we believe these rights will be exercised. You should expect a significant number of these shares to be sold, which may decrease the price of shares of our common stock. Shares issuable upon exercise of our options also may be sold in the market in the future, subject to any restrictions on resale following underwritten offerings contained in our option agreements. We expect that many of these shares will be sold when these lock-ups expire.

        In connection with our initial public offering, we and our executive officers, directors, substantially all our stockholders and all of the holders of our convertible notes entered into 180-day lock-up agreements. These lock-up agreements prohibit us and our executive officers, directors and such stockholders and holders of our convertible notes from selling or otherwise disposing of shares of common stock, except in limited circumstances. These lockup agreements expire November 19, 2006.

Our certificate of incorporation, bylaws and convertible notes contain provisions that could delay or discourage a takeover attempt, which could prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares.

        Certain provisions of our restated certificate of incorporation and our amended and restated bylaws may make it more difficult for, or have the effect of discouraging, a third party from acquiring control of us or changing our board of directors and management. See "Description of Capital Stock—Anti Takeover Effects of Various Provisions of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws." These provisions:

  •
  permit our board of directors to issue additional shares of common stock and preferred stock and to establish the number of shares, series designation, voting powers (if any), preferences, other special rights, qualifications, limitations or restrictions of any series of preferred stock;

  •
  limit the ability of stockholders to amend our restated certificate of incorporation and bylaws, including supermajority requirements;

  •
  allow only our board of directors, Chairman of the board of directors, Chief Strategist or Chief Executive Officer to call special meetings of our stockholders;

  •
  eliminate the ability of stockholders to act by written consent;

  •
  require advance notice for stockholder proposals and director nominations;

  •
  limit the removal of directors and the filling of director vacancies; and

  •
  establish a classified board of directors with staggered three-year terms.

        In addition, our convertible notes provide that, upon a change of control, holders may require us to redeem all or a portion of their convertible notes at a price equal to the principal amount of notes to be redeemed, plus any accrued and unpaid interest and potentially a premium.

        Such provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices. Any delay or prevention of, or significant payments required to be made upon, a change of control transaction or changes in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements," which include information relating to future events, future financial performance, strategies, expectations, competitive environment and regulation. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding:

  •
  projections, predictions, expectations, estimates or forecasts as to broadband Internet access, VoIP adoption, our business, financial and operating results and future economic performance;

  •
  proposed new product and service offerings;

  •
  expectations that regulatory developments or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity; and

  •
  our management's goals and objectives and other similar expressions concerning matters that are not historical facts.

        Forward-looking statements should not be read as a guarantee of future performance or results and will probably not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or our management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

  •
  our history of operating losses;

  •
  the highly competitive nature of our industry;

  •
  decreasing telecommunications prices to consumers;

  •
  the acceptance of VoIP technology by mainstream consumers;

  •
  the differences between our calling service, including our emergency calling service, compared to incumbent telephony providers;

  •
  system disruptions, power outages and failures of the third-party facilities and equipment we utilize and flaws in our technology;

  •
  our ability to maintain adequate customer care and manage increases in our churn rate;

  •
  our ability to improve local number portability provisioning;

  •
  our ability to sustain the growth rates we have enjoyed so far;

  •
  the costs associated with being a public company and our ability to comply with the internal control and reporting obligations of public companies;

  •
  our ability to manage our rapid growth, train additional personnel and improve our controls and procedures;

  •
  securities class action litigations initiated against us;

  •
  intellectual property litigation initiated against us and our ability to protect our internally developed systems and software;

  •
  the growth of broadband Internet access;

  •
  our ability to retain key personnel;

  •
  increasing regulation of our services and the imposition of federal, state and municipal sales and use taxes, fees or surcharges on our services; and

  •
  our ability to comply with the FCC's new regulations regarding E-911 services;

        Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws.

USE OF PROCEEDS

        All of the shares of common stock offered by this prospectus are being sold by the selling stockholders. We will not receive any proceeds from the sale of shares sold in this offering.

DIVIDEND POLICY

        In the past, we have not declared or paid cash dividends on our common stock, and we do not intend to pay any cash dividends on our common stock. Rather, we intend to retain future earnings (if any) to fund the operation and expansion of our business and for general corporate purposes. Subject to legal and contractual limits, our board of directors will make any decision as to whether to pay dividends in the future.

COMMON STOCK PRICE RANGE

        Our common stock has been listed on the New York Stock Exchange under the symbol "VG" since May 24, 2006. Prior to that time there was no public market for our stock. American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock. As of November 7, 2006, there were approximately 201 record holders of our common stock. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock on the New York Stock Exchange.

2006	High	Low
Second Quarter (from May 24, 2006)	$17.25	$8.25
Third Quarter	$9.07	$6.30
Fourth Quarter (through November 3, 2006)	$7.89	$6.40

SELECTED HISTORICAL FINANCIAL DATA

        The following table sets forth our selected historical financial information. The statement of operations and cash flow data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements and related notes included in the back of this prospectus. The statement of operations and cash flow data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements and related notes not included in this prospectus. The statement of operations and cash flow data for the nine months ended September 30, 2005 and 2006 and the balance sheet data as of September 30, 2006 are derived from our unaudited consolidated financial statements included in the back of this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

        The results included below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	For the Years Ended December 31,					For the Nine Months Ended September 30,
	2001(1)	2002	2003	2004	2005	2005	2006
	(in thousands, except per share amounts)
Statement of Operations Data:
Operating Revenues:
Telephony services	$—	$797	$16,905	$75,864	$258,165	$167,280	$402,781
Customer equipment and shipping	—	174	1,817	3,844	11,031	6,736	20,202

	—	971	18,722	79,708	269,196	174,016	422,983

Operating Expenses:
Direct cost of telephony services(2)	—	1,599	8,556	23,209	84,050	54,341	116,802
Direct cost of goods sold	—	855	4,867	18,878	40,441	30,451	50,561
Selling, general and administrative	6,846	7,846	19,174	49,186	154,716	98,808	191,036
Marketing	50	1,983	11,819	56,075	243,404	176,279	269,768
Depreciation and amortization	550	1,114	2,367	3,907	11,122	7,026	16,645

	7,446	13,397	46,783	151,255	533,733	366,905	644,812

Loss from operations	(7,446)	(12,426)	(28,061)	(71,547)	(264,537)	(192,889)	(221,829)
Net loss	$(7,217)	$(12,742)	$(29,974)	$(69,921)	$(261,334)	$(189,620)	$(221,480)

Net loss per common share calculation:
Net loss	$(7,217)	$(12,742)	$(29,974)	$(69,921)	$(261,334)	$(189,620)	$(221,480)
Imputed dividend on preferred shares	—	—	—	—	(605)	—	—

Net loss attributable to common stockholders	$(7,217)	$(12,742)	$(29,974)	$(69,921)	$(261,939)	$(189,620)	$(221,480)

Net loss per common share:
Basic and diluted	$(5.68)	$(8.96)	$(21.14)	$(51.41)	$(189.67)	$(138.11)	$(2.99)
Weighted-average common shares outstanding:
Basic and diluted	1,271	1,422	1,418	1,360	1,381	1,373	73,955

	For the Years Ended December 31,					For the Nine Months Ended September 30,
	2001(1)	2002	2003	2004	2005	2005	2006
	(in thousands, except per share amounts)
Statement of Cash Flow Data:
Net cash used in operating activities	$(6,284)	$(11,140)	$(16,583)	$(38,600)	$(189,765)	$(131,155)	$(160,692)
Net cash used in investing activities	(2,812)	(4,935)	(4,933)	(73,707)	(154,638)	(64,914)	(297,200)
Net cash provided by financing activities	11,134	14,804	34,226	141,094	434,006	195,994	479,349
	December 31,
						September 30, 2006
	2001	2002	2003	2004	2005
	(dollars in thousands)
Balance Sheet Data (at period end):
Cash, cash equivalents and marketable securities	$2,806	$1,536	$14,245	$105,768	$266,379	$544,330
Property and equipment, net	2,892	5,262	9,325	16,290	103,638	123,523
Total assets	5,898	10,583	28,311	136,493	446,882	788,911
Convertible notes(3)	—	—	—	—	247,958	253,420
Capital lease obligations	104	31	5	—	22,431	24,489
Total liabilities	886	2,952	14,038	51,045	426,940	495,927
Total redeemable preferred stock	—	15,968	51,409	192,521	388,427	—
Total stockholders' equity (deficit)	5,012	(8,337)	(37,136)	(107,073)	(368,485)	292,984

(1)
Our consolidated financial statements for the fiscal year ended December 31, 2001 were audited by Arthur Andersen LLP, our former independent auditor. In June 2002, Arthur Andersen LLP was convicted of federal obstruction of justice charges in connection with its destruction of other clients' documents, which conviction was subsequently overturned. As a result of this conviction, Arthur Andersen LLP has ceased operations and is no longer in a position to reissue its audit reports.

(2)
Excludes depreciation and amortization of $270 for 2001, $642 for 2002, $1,388 for 2003, $2,519 for 2004, $6,671 for 2005, $4,405 and $8,707 for the nine months ended September 30, 2005 and 2006, respectively.

(3)
As of September 30, 2006, we had convertible notes with a principal amount of $253,612 before unamortized discount of $192.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion together with "Selected Historical Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many factors, including the factors we describe under "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this prospectus.

Overview

        We are a leading provider of broadband telephone services with over 2.0 million subscriber lines as of September 30, 2006. Our services use Voice over Internet Protocol, or VoIP, technology, which enables voice communications over the Internet through the conversion and compression of voice signals into data packets. In order to use our service offerings, customers must have access to a broadband Internet connection with sufficient bandwidth (generally 60 kilobits per second or more) for transmitting those data packets.

        We earn revenue and generate cash primarily through our broadband telephone service plans, each of which offers a different pricing structure based on a fixed monthly fee. We generate most of our revenue from those fees, substantially all of which we bill to our customers' credit cards one month in advance.

        We have invested heavily in an integrated marketing strategy to build a strong brand awareness that supports our sales and distribution efforts. We acquire customers through a number of sales channels, including our websites, our toll free numbers and our presence in major retailers located in the United States, Canada and the United Kingdom with whom we have developed relationships. We also acquire a significant number of new customers through Refer-a-Friend, our online customer referral program.

        We launched our service in the United States in October 2002, in Canada in November 2004 and in the United Kingdom in May 2005. Since our U.S. launch, we have experienced rapid revenue and subscriber line growth. Our revenue was $18.7 million in 2003, $79.7 million in 2004, $269.2 million in 2005 and $174.0 million and $423.0 million for the nine months ended September 30, 2005 and September 30, 2006, respectively.

        While our revenue has grown rapidly, we have incurred an accumulated deficit of $603.8 million from our inception through September 30, 2006. Although our net losses initially were driven primarily by start-up costs and the cost of developing our technology, more recently our net losses have been driven by our growth strategy. In order to grow our customer base and revenue, we have chosen to increase our marketing expenses significantly, rather than seeking to generate net income. In addition, we plan to continue to invest in research and development and customer care. We are pursuing growth, rather than profitability, in the near term to capitalize on the current expansion of the broadband and VoIP markets, and to establish and maintain a leading position in the market for broadband telephone services. We incurred marketing expense of $269.8 million and a net loss of $221.5 million for the nine months ended September 30, 2006, respectively. We intend to continue to pursue growth because we believe it will position us as a strong competitor in the long term. Although we believe we will achieve profitability in the future, we ultimately may not be successful and we may never achieve profitability.

Trends in Our Industry and Business

        A number of trends in our industry and business have a significant effect on our results of operations and are important to an understanding of our financial statements. These trends include:

        Broadband adoption.    The number of U.S. households with broadband Internet access has grown significantly. We expect this trend to continue. We benefit from this trend because our service requires a broadband Internet connection and our potential addressable market increases as broadband adoption increases.

        Changing competitive landscape.    We are facing increasing competition from other companies that offer multiple services such as cable television, voice and broadband Internet service. Several of these competitors are offering VoIP or other voice services as part of a bundle, in which they offer voice services at a lower price than we do to new subscribers. In addition, several of these competitors are working to develop new integrated offerings that we cannot provide and that could make their services more attractive to customers. We also compete against established alternative voice communication providers and independent VoIP service providers. Some of these service providers may choose to sacrifice revenue in order to gain market share and have offered their services at lower prices or for free. These offerings could negatively affect our ability to acquire new customers or retain our existing customers.

        Subscriber line growth.    Since our launch, we have experienced rapid subscriber line growth. For example, we grew from 85,717 subscriber lines as of December 31, 2003 to 390,566 as of December 31, 2004 to 1,269,038 as of December 31, 2005. In addition, we grew from 1,061,786 subscriber lines as of September 30, 2005 to 2,057,844 as of September 30, 2006, or approximately 1 million incremental subscriber lines. We believe we will continue to add a significant number of subscriber lines in future periods; however, we do not expect to sustain our historical subscriber line growth rate on a percentage basis due to a combination of increased competition, a significantly larger and growing customer base and increasing saturation among our initial target customer base, which included many early adopters.

        Average monthly customer churn.    For the three months ended September 30, 2006, we experienced average monthly customer churn of 2.6% compared to 2.3% for the three months ended September 30, 2005. We believe this increase was driven in part by increased competition and our continued rapid growth and inability to hire enough qualified customer care employees which led to less than satisfactory customer care during the first three quarters of 2006. We are working to improve our customer care. We believe that our churn will fluctuate over time and may continue to increase as we shift our marketing focus from early adopters to mainstream customers and acquire customers from new sources, such as outbound telemarketing, that historically have had a higher churn rate.

        Average monthly revenue per line.    Our average monthly revenue per line increased to $27.40 for the three months ended September 30, 2006 compared to $25.79 for the three months ended September 30, 2005. For the remainder of 2006, we believe that our average monthly revenue per line will remain steady or slightly increase. In March 2006, we began charging customers an Emergency 911 Cost Recovery fee, which has increased average monthly revenue per line. In addition, an increasing number of customers are choosing the residential unlimited plan as a result of the first month free promotion which has a positive effect on longer term average monthly revenue per line. These increases could be negatively impacted by the timing and duration of promotions such as the second line promotion introduced in late May 2006. In addition, in May 2006 we started offering free calls to certain countries in Europe for customers on our unlimited plans, which will decrease average monthly revenue per line.

        Average monthly direct cost of telephony services per line.    Our average monthly direct cost of telephony services per line decreased to $6.86 for the three months ended September 30, 2006 compared to $8.56 for the three months ended September 30, 2005. This decrease has been driven by changes in customers' calling patterns, as international calling is a lower portion of our overall call volume, and by our fixed network costs being spread over a larger subscriber line base. These decreases were partially offset by the costs of E-911 compliance.

        Regulation.    Our business has developed in an environment largely free from regulation. However, the United States and other countries are examining how VoIP services should be regulated, and a number of initiatives could have an impact on our business. For example, the FCC has concluded that wireline broadband Internet access, such as DSL and Internet access provided by cable companies, is an information service and is subject to lighter regulation than telecommunications services. This order may give providers of wireline broadband Internet access the right to discriminate against our services, charge their customers an extra fee to use our service or block our service. We believe it is unlikely that this will occur on a widespread basis, but if it does it would have a material adverse effect on us. Other regulatory initiatives include the assertion of state regulatory authority over us, FCC rulemaking regarding emergency calling services and proposed reforms for the intercarrier compensation system. In addition, the FCC recently concluded that VoIP providers must begin contributing to the Universal Service Fund on October 1, 2006, an order that we are appealing. The Internal Revenue Service, however, has discontinued the requirement to collect the Federal Excise Tax, which we stopped collecting on June 24, 2006. Complying with regulatory developments will impact our business by increasing our operating expenses, including legal and consulting fees, requiring us to make significant capital expenditures or increasing the taxes and regulatory fees we pay. For additional information about these and other regulatory risks we face, See "Regulation" elsewhere in this prospectus.

        E-911 roll-out.    As of November 1, 2006, we were providing E-911 services to approximately 91% of our U.S. subscriber lines. We expect to complete the E-911 roll-out to nearly all of our remaining subscriber lines within the year. If the FCC orders us to disconnect customers or stop accepting new customers in areas where we have not yet implemented E-911 capability, it would reduce our subscriber growth while we work to complete the roll-out. This may result in an increase in our marketing cost per gross subscriber line addition, since most of our marketing programs are national in nature and we cannot significantly reduce our marketing costs in areas in which we could not accept new customers.

Operating Revenues

        Operating revenues consists of telephony services revenue and customer equipment and shipping revenue.

        Telephony services revenue.    Substantially all of our operating revenues are telephony services revenue. In the United States, we offer two residential plans, "Residential Premium Unlimited" and "Residential Basic 500," and two small office and home office plans, "Small Business Unlimited" and "Small Business Basic." Each of our unlimited plans offers unlimited domestic calling (including Puerto Rico) and unlimited calls to Canada, subject to certain restrictions, and each of our basic plans offers a limited number of domestic calling minutes per month. Under our basic plans, we charge on a per minute basis when the number of domestic calling minutes included in the plan is exceeded for a particular month. International calls (except for calls to certain European countries) under our unlimited plans are charged on a per minute basis. These per minute fees are not included in our monthly subscription fees. We offer similar plans in Canada and the United Kingdom.

        We derive most of our telephony services revenue from monthly subscription fees that we charge our customers under our service plans. We also offer residential fax service, virtual phone numbers, toll free numbers and other services, for each of which we charge an additional monthly fee. One business fax line is included with each of our two small office and home office plans, but we charge monthly fees for additional business fax lines. We automatically charge these fees to our customers' credit cards monthly in advance. We automatically charge the per minute fees not included in our monthly subscription fees to our customers' credit cards monthly in arrears unless they exceed a certain dollar threshold, in which case they are charged immediately.

        By collecting monthly subscription fees in advance and certain other charges immediately after they are incurred, we are able to reduce the amount of accounts receivable that we have outstanding, thus allowing us to have lower working capital requirements. Collecting in this manner also helps us mitigate bad debt exposure, which is recorded as a reduction to revenue. If a customer's credit card is declined, we generally suspend international calling capabilities as well as the customer's ability to incur domestic usage charges in excess of their plan minutes. Historically, in most cases, we are able to correct the problem with the customer within the current monthly billing cycle. If the customer's credit card cannot be successfully processed during two billing cycles (i.e. the current and subsequent month's billing cycle), we terminate the account.

        We also generate revenue by charging a fee for activating service. Through June 2005, we charged an activation fee to our direct channel customers, or those customers who purchase equipment directly from us. Beginning in July 2005, we also began charging an activation fee to our retail channel customers, or customers who purchase equipment from retail stores. For our direct channel customers, activation fees, together with the related customer acquisition amounts for equipment, are deferred and amortized over the estimated average customer relationship period. For our retail channel customers, rebates and retailer commissions up to but not exceeding the activation fee, are also deferred and amortized over the estimated average customer relationship period. The amortization of deferred customer equipment expense is recorded to direct cost of goods sold. The amortization of deferred rebates is recorded as a reduction to telephony services revenue. The amortization of deferred retailer commissions is recorded as marketing expense. Through December 31, 2004, we estimated that the average customer relationship period would be 30 months based upon comparisons to other telecommunications companies. For 2005, this period was reevaluated based on our experience to date and we now estimate it will be 60 months. We have applied the 60-month customer relationship period on a prospective basis beginning January 1, 2005. For 2006, we have confirmed that the customer relationship period should be 60 months.

        In the United States, we charge regulatory recovery fees on a monthly basis to defray the costs associated with regulatory consulting and compliance as well as related litigation, E-911 compliance and to cover taxes that we are charged by the suppliers of telecommunications services. We record these fees as revenue.

        Prior to June 30, 2005, we generally charged a disconnect fee to customers who did not return their customer equipment to us upon termination of service, regardless of the length of time between activation and termination. On July 1, 2005, we changed our termination policy. We no longer accept returns of any customer equipment after 30 days, and we charge a disconnect fee to customers who terminate their service within one year of activation. Disconnect fees are recorded as revenue and are recognized at the time the customer terminates service.

        Telephony services revenue is offset by the cost of certain customer acquisition activities, such as rebates and promotions.

        Customer equipment and shipping revenue.    Customer equipment and shipping revenue consists of revenue from sales of customer equipment to our wholesalers or directly to customers. In addition, customer equipment and shipping revenue includes the fees that we charge our customers for shipping any equipment to them.

Operating Expenses

        Operating expenses consists of direct cost of telephony services, direct cost of goods sold, selling, general and administrative expense, marketing expense and depreciation and amortization.

        Direct cost of telephony services.    Direct cost of telephony services primarily consists of fees that we pay to third parties on an ongoing basis in order to provide our services. These fees include:

  •
  Access charges that we pay to other telephone companies to terminate domestic and international calls on the public switched telephone network. These costs represented approximately 59% and 64% of our direct cost of telephony services for the three months ended September 30, 2006 and 2005, respectively, with a portion of these payments ultimately being made to incumbent telephone companies. When a Vonage subscriber calls another Vonage subscriber, we do not pay an access charge.

  •
  The cost of leasing interconnections to route calls over the Internet and transfer calls between the Internet and the public switched telephone networks of various long distance carriers.

  •
  The cost of leasing from other telephone companies the telephone numbers that we provide to our customers. We lease these telephone numbers on a monthly basis.

  •
  The cost of co-locating our regional data connection point equipment in third-party facilities owned by other telephone companies, internet service providers, or collocation facility providers.

  •
  The cost of providing local number portability, which allows customers to move their existing telephone numbers from another provider to our service. Only regulated telecommunications providers have access to the centralized number databases that facilitate this process. Because we are not a regulated telecommunications provider, we must pay other telecommunications providers to process our local number portability requests.

  •
  The cost of complying with the new FCC regulations regarding VoIP emergency services, which require us to provide enhanced emergency dialing capabilities to transmit 911 calls for all of our customers.

  •
  Taxes that we pay on our purchase of telecommunications services from our suppliers.

        Direct cost of goods sold.    Direct cost of goods sold primarily consists of costs that we incur when a customer first subscribes to our service. These costs include:

  •
  The cost of the equipment that we provide to customers who subscribe to our service through our direct sales channel in excess of activation fees. The remaining cost of customer equipment is deferred and amortized over the estimated average customer relationship period.

  •
  The cost of shipping and handling for customer equipment, together with the installation manual, that we ship to customers.

  •
  The cost of products or services that we give customers as promotions.

        Selling, general and administrative expense.    Selling, general and administrative expense includes:

  •
  Compensation and benefit costs for all employees, which is the largest component of selling, general and administrative expense and includes customer care, research and development, network engineering and operations, sales and marketing, executive, legal, finance, human resources and business development personnel.

  •
  Compensation expense related to stock-based awards to employees and directors.

  •
  Outsourced labor related to customer care and retail in-store support activities.

  •
  Transaction fees paid to credit card companies, which include a per transaction charge in addition to a percent of billings charge.

  •
  Rent and related expenses.

  •
  Professional fees for legal, accounting, tax, public relations, lobbying and development activities.

        We anticipate an increase in our selling, general and administrative expense as we hire additional personnel to address our growing subscriber base and to handle the obligations of a public company but expect selling, general and administrative expense to decrease as a percentage of revenue in 2006.

        Marketing expense.    Marketing expense consists of:

  •
  Advertising costs, which comprise a majority of our marketing expense and include online, television, print and radio advertising, direct mail, alternative media, promotions, sponsorships and inbound and outbound telemarketing.

  •
  Creative and production costs.

  •
  The costs to serve and track our online advertising.

  •
  Certain amounts we pay to retailers for newspaper insert advertising, product placement and activation commissions.

  •
  The cost associated with our customer referral program.

        For 2006, we expect to spend between $360 million and $380 million for marketing expense, compared to $243.4 million in 2005. Because our marketing commitments are generally six weeks or less in duration, we are able to significantly reduce marketing expense relatively quickly if it becomes prudent to do so.

        Depreciation and amortization expenses.    Depreciation and amortization expenses include:

  •
  Depreciation of our network equipment, furniture and fixtures, and employee computer equipment.

  •
  Amortization of leasehold improvements and purchased software.

  •
  Amortization of intangible assets (patents).

Other Income (Expense)

        Other Income (Expense) consists of:

  •
  Interest income on cash, cash equivalents and marketable securities.

  •
  Interest expense on notes payable and capital leases.

  •
  Amortization of deferred financing costs.

  •
  Accretion of convertible notes.

  •
  Gain or loss on disposal of property and equipment.

  •
  Debt conversion expense relating to the conversion of notes payable to equity.

        For 2006 and subsequent years through 2010, we will have annual interest expense on our convertible notes of at least $12.7 million unless the convertible notes are converted or repaid prior to their maturity date. This amount will increase if we pay interest in kind on these notes.

Key Operating Data

        The following table contains certain key operating data that our management uses to measure the growth of our business and our operating performance:

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Operating and Other Data (unaudited):
Gross subscriber line additions	91,522	364,214	1,099,641	824,609	1,158,044
Net subscriber line additions	77,936	304,849	878,472	671,220	788,806
Subscriber lines(1)	85,717	390,566	1,269,038	1,061,786	2,057,844
Average monthly customer churn	2.5%	1.8%	2.1%	2.1%	2.4%
Average monthly revenue per line	$33.37	$27.89	$27.03	$26.63	$28.25
Average monthly telephony services revenue per line	$30.13	$26.55	$25.93	$25.60	$26.90
Average monthly direct cost of telephony services per line	$15.25	$8.12	$8.44	$8.31	$7.80
Marketing costs per gross subscriber line addition	$129.14	$153.96	$221.35	$213.77	$232.95
Employees (excluding temporary help)(1)	189	648	1,355	1,393	1,675

(1)
At end of period

        Gross subscriber line additions.    Gross subscriber line additions for a particular period are calculated by taking the net subscriber line additions during that particular period and adding to that the number of subscriber lines that terminated during that period. This number does not include subscriber lines both added and terminated during the period, where termination occurred within the first 30 days after activation. The number does include, however, subscriber lines added during the period that are terminated within 30 days of activation but after the end of the period.

        Net subscriber line additions.    Net subscriber line additions for a particular period reflect the number of subscriber lines at the end of the period, less the number of subscriber lines at the beginning of the period.

        Subscriber lines.    Our subscriber lines include, as of a particular date, all subscriber lines from which a customer can make an outbound telephone call on that date. Our subscriber lines include fax lines, the Vonage V-Phone and SoftPhones but do not include our virtual phone numbers or toll free numbers, which only allow inbound telephone calls to customers. We added approximately 1 million net subscriber lines from 1,061,786 subscriber lines as of September 30, 2005 to 2,057,844 as of September 30, 2006. The increase in our subscriber lines was directly related to an increase in our advertising spending in additional marketing channels such as direct mail, alternative media and outbound telemarketing while reducing our reliance on online advertising as we hope to reach more mainstream consumers.

        Average monthly customer churn.    Average monthly customer churn for a particular period is calculated by dividing the number of customers that terminated during that period by the simple average number of customers during the period, and dividing the result by the number of months in the period. The simple average number of customers during the period is the number of customers on the first day of the period, plus the number of customers on the last day of the period, divided by two. Terminations, as used in the calculation of churn statistics, do not include customers terminated during the period if termination occurred within the first 30 days after activation. Our average monthly customer churn was 2.6% for the three months ended September 30, 2006 compared to 2.3% for the three months ended September 30, 2005. We monitor churn on a daily basis and use it as an indicator of the level of customer satisfaction. Other companies may calculate churn differently, and their churn data may not be directly comparable to ours. Customers who have been with us for a year or more tend to have a significantly lower churn rate than customers who have not. This means that during periods of rapid customer growth or if we fail to address issues with our customer care our churn rate is likely to increase. In addition, our churn will fluctuate over time and may increase as we shift our marketing focus from early adopters to mainstream customers and acquire customers from new sources, such as outbound telemarketing, that historically have had a higher churn rate. Also, our churn rate could be negatively affected by increased competition.

        Average monthly revenue per line.    Average monthly revenue per line for a particular period is calculated by dividing our total revenue for that period by the simple average number of subscriber lines for the period, and dividing the result by the number of months in the period. The simple average number of subscriber lines for the period is the number of subscriber lines on the first day of the period, plus the number of subscriber lines on the last day of the period, divided by two. Our average monthly revenue per line was $28.25 for the nine months ended September 30, 2006 compared to $26.63 for the nine months ended September 30, 2005.

        Average monthly telephony services revenue per line.    Average monthly telephony services revenue per line for a particular period is calculated by dividing our total telephony services revenue for that period by the simple average number of subscriber lines for the period, and dividing the result by the number of months in the period. Our average monthly telephony services revenue per line was $26.90 for the nine months ended September 30, 2006 compared with $25.60 for the nine months ended September 30, 2005.

        Average monthly direct cost of telephony services per line.    Average monthly direct cost of telephony services per line for a particular period is calculated by dividing our direct cost of telephony services for that period by the simple average number of subscriber lines for the period, and dividing the result by the number of months in the period. We use the average monthly direct cost of telephony services per line to evaluate how effective we are at managing our costs of providing service.

        Marketing cost per gross subscriber line addition.    Marketing cost per gross subscriber line addition is calculated by dividing our marketing expense for a particular period by the number of gross subscriber line additions during the period. Marketing expense does not include the cost of certain customer acquisition activities, such as rebates and promotions, which are accounted for as an offset to revenues, or customer equipment subsidies, which are accounted for as direct cost of goods sold. As a result, it does not represent the full cost to us of obtaining a new customer. Our marketing cost per gross subscriber line addition has fluctuated over time and increased in 2006 for several reasons. We will increase our advertising spending and have added advertising in more expensive media with a broader reach, such as television, to enhance our brand awareness. In addition, we believe it is generally more expensive to acquire mainstream consumers than early adopters of new technologies and we have increased our focus on more mainstream consumers.

        When we increase our total marketing expense, we generally experience, over the short term, a significant increase in marketing cost per gross subscriber line addition. However, we track the efficiency of our marketing programs and make adjustments on how we allocate our funds. These adjustments can result in a subsequent slight decrease in marketing cost per gross subscriber line addition after the initial increase in marketing expense.

        Employees.    Employees represent the number of personnel that are on our payroll and exclude temporary or outsourced labor. One challenge we face in enhancing the efficiency of our selling, general and administrative expense is our high turnover among our customer care employees.

        Other Operating Data.    In addition to traditional metrics for evaluating financial performance, we also closely monitor the results from operations from existing customers, prior to our marketing expense and net equipment subsidy associated with attracting new customers. While we have incurred substantial and increasing net losses over the prior three-year period, we have been successful in increasing the income resulting from operations prior to the inclusion of the marketing expense and net equipment subsidy. These excluded items remain largely in our discretionary control.

Results of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Operating Revenues:
Telephony services	96%	96%	95%	96%
Customer equipment and shipping	4	4	5	4

	100	100	100	100

Operating Expenses:
Direct cost of telephony services (excluding depreciation and amortization)	25	33	28	31
Direct cost of goods sold	11	13	12	17
Selling, general and administrative	45	61	45	57
Marketing	57	80	64	101
Depreciation and amortization	4	4	4	4

	142	191	153	210

Loss from operations	(42)	(91)	(53)	(110)

Other Income (Expense):
Interest income	5	2	3	2
Interest expense	(2)	—	(3)	—

	3	2	—	2
Loss before income taxes	(39)	(89)	(53)	(108)
Income taxes	—	—	—	—

Net loss	(39)%	(89)%	(53)%	(108)%

Three Months Ended September 30, 2006 Compared to the Three Months Ended September 30, 2005

Telephony Services Revenue and Direct Cost of Telephony Services

	Three Months Ended September 30,
			$ Change	% Change
	2006	2005
	(dollars in thousands)
Telephony services	$154,487	$71,158	$83,329	117%
Direct cost of telephony services (excluding depreciation and amortization of $3,022 and $2,025, respectively)	40,272	24,514	15,758	64%

        Telephony services revenue.    The increase in telephony services revenue of $83.3 million, or 117%, was primarily due to an increase of $63.2 million in monthly subscription fees resulting from an increased number of subscriber lines, which grew from 1,061,786 at September 30, 2005 to 2,057,844 at September 30, 2006. Also, the growing number of subscriber lines generated additional revenue from activation fees of $2.1 million, increased revenue of $5.0 million from a higher volume of international calling, increased revenue of $1.7 million from customers exceeding their plan minutes and increased revenue of $7.1 million in regulatory fees we collected from customers. Additionally, add-on features to our service plans generated an increase of $2.4 million. We also had a $2.3 million increase in the fees we charge for disconnecting our service and a $2.2 million reduction in credits we issued offset by

$2.8 million increase in bad debt expense. We believe that telephony services revenue will continue to increase in 2006, as we expect an increase in the number of subscribers. However, we might not experience the same rapid growth as in prior years.

        Direct cost of telephony services.    The increase in direct cost of telephony services of $15.8 million, or 64%, was primarily due to the increase in the number of subscriber lines, which increased the costs that we pay other phone companies for terminating phone calls by $9.5 million. We also incurred increased costs of $2.9 million for establishing compliance systems for E-911 services and for E-911 call processing. Our network costs, which includes costs for co-locating in other carriers' facilities, for leasing phone numbers, routing calls on the Internet, and transferring calls to and from the Internet to the public switched telephone network, increased by $3.0 million. This was offset by the reduction in the cost of porting phone numbers for our customers by $0.7 million.

Customer Equipment and Shipping Revenue and Direct Cost of Goods Sold

	Three Months Ended September 30,
			$ Change	% Change
	2006	2005
	(dollars in thousands)
Customer equipment and shipping	$6,235	$2,713	$3,522	130%
Direct cost of goods sold	16,934	9,622	7,312	76%
Customer equipment and shipping gross loss	(10,699)	(6,909)	(3,790)	55%

        Customer equipment and shipping revenue.    Our customer equipment and shipping revenue increased by $3.5 million, or 130%, primarily due to an increase in the number of new customers subscribing to our services, resulting in incremental shipping revenue of $1.7 million. In addition, we changed our default shipping option to second day shipping in late February 2006 resulting in higher shipping fees. Customer equipment sales increased by $1.8 million, as in the fourth quarter of 2005 we began to offer our direct customers the option of upgrading their customer equipment at the time of customer sign-up for an additional fee. We expect that customer equipment and shipping revenue will continue to increase in 2006 as a result of growth in our customer base and customer equipment upgrades.

        Direct cost of goods sold.    The increase in direct cost of goods sold of $7.3 million, or 76%, was due largely to the increase in the number of new customers subscribing to our services, which resulted in additional costs of $6.4 million associated with our provision of customer equipment, as well as additional costs for shipping customer equipment of $0.9 million, including incremental costs associated with second day shipping.

Selling, General and Administrative

	Three Months Ended September 30,
			$ Change	% Change
	2006	2005
	(dollars in thousands)
Selling, general and administrative	$72,052	$45,030	$27,022	60%

        Selling, general and administrative.    The increase in selling, general and administrative expenses of $27.0 million, or 60%, was primarily due to an increase in the number of our employees, which grew to 1,675 full time employees at September 30, 2006 from 1,393 at September 30, 2005, and an increase in outsourced labor. This increase resulted in higher wages, employee-related benefits, fees for recruitment of new employees and outsourced labor costs of $16.5 million. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), and accordingly have recognized $7.3 million of compensation expense for stock-based awards for the three months ended September 30, 2006. As a result of our high turnover among our customer care employees, we have experienced an increase in training and recruiting costs. Also, we experienced an increase in our facility maintenance and other administrative expenses of $5.1 million partially due to the relocation of our headquarters. As we continued to add customers, our credit card fees have increased as well by $2.4 million. We also experienced a reduction in professional fees of $2.4 million primarily related to legal fees and a reduction of $2.2 million in tax expense for what we potentially might owe for sales tax.

        While selling, general and administrative expenses have increased, they have decreased as a percentage of revenue from 61% for the three months ended September 30, 2005 to 45% for the three months ended September 30, 2006. For the remainder of 2006, we believe that selling, general and administrative expenses will continue to increase as we expect an increase in the number of our employees and outsourced labor. We also expect to incur additional costs related to being a public company, and we expect an increase in credit card fees as the number of our subscribers and revenues grow. However, we expect these expenses to continue to decrease as a percentage of revenue.

Marketing

	Three Months Ended September 30,
			$ Change	% Change
	2006	2005
	(dollars in thousands)
Marketing	$91,316	$58,906	$32,410	55%

        Marketing.    The increase in marketing expense of $32.4 million, or 55%, was primarily due to an increase in television advertising, direct mail campaigns and telemarketing fees of $35.8 million offset by a decrease of $12.3 million in online and radio advertising. We have slightly shifted our focus of advertising to reach out to the mainstream consumer and increase brand awareness, primarily with new television commercials during National Football League and University of Notre Dame football games and by sponsoring events such as Ryder Cup Golf and the WNBA all-star game.

        We also had increased costs of $6.7 million for alternative media and $6.1 million for other miscellaneous marketing fees. This was offset by decreased costs of $3.8 million related to our retail channel, which includes the costs of advertisements and in-store placement fees as well as activation commissions to retailers.

        For the remainder of 2006, we will continue to incur a significant amount of marketing costs as we pursue our growth strategy of increasing our subscriber and revenue base.

Depreciation and Amortization

	Three Months Ended September 30,
			$ Change	% Change
	2006	2005
	(dollars in thousands)
Depreciation and amortization	$5,946	$3,150	$2,796	89%

        Depreciation and amortization.    The increase in depreciation and amortization of $2.8 million, or 89%, was primarily due to an increase in capital expenditures for the continued expansion of our network, computer equipment for our new employees and leasehold improvements for our Holmdel, New Jersey headquarters.

Other Income (Expense)

	Three Months Ended September 30,
			$ Change	% Change
	2006	2005
	(dollars in thousands)
Interest income	$7,721	$1,356	$6,365	469%
Interest expense	(3,999)	(1)	(3,998)	*
Other, net	(108)	1	(109)	*
	3,614	1,356	2,258

        Interest income.    The increase in interest income of $6.4 million was due to an increase in cash, cash equivalents and marketable securities from our convertible notes issued in December 2005 and January 2006 and our initial public offering in May 2006.

        Interest expense.    The increase in interest expense of $4.0 million was primarily related to interest on our convertible notes that were issued in December 2005 and January 2006.

Provision for Income Taxes

        We have net losses for financial reporting purposes. Recognition of deferred tax assets will require generation of future taxable income. There can be no assurance that we will generate sufficient taxable income in future years. Therefore, we established a valuation allowance on net deferred tax assets of $238.3 million as of September 30, 2006.

        As of September 30, 2006, we had net operating loss carryforwards for U.S. federal and state tax purposes of $491.0 million and $476.8 million, respectively, expiring at various times from years ending 2020 through 2026. In addition, we had net operating loss carryforwards for Canadian tax purposes of $38.0 million expiring through 2013. We also had net operating loss carryforwards for United Kingdom tax purposes of $13.7 million with no expiration date.

Net Loss

	Three Months Ended September 30,
			$ Change	% Change
	2006	2005
	(dollars in thousands)
Net loss	$(62,184)	$(65,995)	$3,811	(6)%

        Net Loss.    Based on the explanations described above, our net loss of $62.2 million for the three months ended September 30, 2006 decreased by $3.8 million, or 6%, from $66.0 million for the three months ended September 30, 2005.

Nine Months Ended September 30, 2006 Compared to the Nine Months Ended September 30, 2005

Telephony Services Revenue and Direct Cost of Telephony Services

	Nine Months Ended September 30,
			$ Change	% Change
	2006	2005
	(dollars in thousands)
Telephony services	$402,781	$167,280	$235,501	141%
Direct cost of telephony services (excluding depreciation and amortization of $8,707 and $4,405, respectively)	116,802	54,341	62,461	115%

        Telephony services revenue.    The increase in telephony services revenue of $235.5 million, or 141%, was primarily due to an increase of $178.2 million in monthly subscription fees resulting from an increased number of subscriber lines, which grew from 1,061,786 at September 30, 2005 to 2,057,844 at September 30, 2006. Also, the growing number of subscriber lines generated additional revenue from activation fees of $6.1 million, increased revenue of $17.8 million from a higher volume of international calling, increased revenue of $5.3 million from customers exceeding their plan minutes and increased revenue of $18.6 million in regulatory fees collected from customers. Additionally, add-on features to our service plans generated an increase of $7.4 million and we had a $6.5 million increase in the fees we charge for disconnecting our service. We also had a decrease in customer credits and rebates of $4.5 million offset by an increase in bad debt of $9.0 million.

        Direct cost of telephony services.    The increase in direct cost of telephony services of $62.5 million, or 115%, was primarily due to the increase in the number of subscriber lines, which increased the costs that we pay other phone companies for terminating phone calls by $35.0 million. We also incurred increased costs of $10.6 million for establishing compliance systems for E-911 services and for E-911 call processing. Our network costs for co-locating in other carriers' facilities, for leasing phone numbers, routing calls on the Internet, and transferring calls to and from the Internet to the public switched telephone network increased by $10.8 million. Also, the cost of porting phone numbers for our customers increased by $4.3 million.

Customer Equipment and Shipping Revenue and Direct Cost of Goods Sold

	Nine Months Ended September 30,
			$ Change	% Change
	2006	2005
	(dollars in thousands)
Customer equipment and shipping	$20,202	$6,736	$13,466	200%
Direct cost of goods sold	50,561	30,451	20,110	66%
Customer equipment and shipping gross loss	(30,359)	(23,715)	(6,644)	28%

        Customer equipment and shipping revenue.    Our customer equipment and shipping revenue increased by $13.5 million, or 200%, primarily due to an increase in the number of new customers subscribing to our services. Customer equipment sales increased by $7.8 million, as in the fourth quarter of 2005 we began to offer our direct customers the option of upgrading their customer equipment at the time of customer sign-up for an additional fee. Also, there was increased incremental shipping revenue of $5.7 million related to the increase in new customers and a change of our default shipping option to second day shipping in late February 2006 resulting in higher shipping fees.

        Direct cost of goods sold.    The increase in direct cost of goods sold of $20.1 million, or 66%, was due largely to the increase in the number of new customers subscribing to our services, which resulted in additional costs of $16.3 million associated with our provision of customer equipment, as well as increased costs of shipping equipment to customers of $3.8 million, including incremental costs associated with second day shipping.

Selling, General and Administrative

	Nine Months Ended September 30,
			$ Change	% Change
	2006	2005
	(dollars in thousands)
Selling, general and administrative	$191,036	$98,808	$92,228	93%

        Selling, general and administrative.    The increase in selling, general and administrative expenses of $92.2 million, or 93%, was primarily due to an increase in the number of our employees, which grew to 1,675 full time employees at September 30, 2006 from 1,393 at September 30, 2005, and an increase in outsourced labor. This increase resulted in higher wages, employee-related benefits, fees for recruitment of new employees and outsourced labor costs of $50.7 million. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), and accordingly have recognized $20.0 million of compensation expense for stock-based awards for the nine months ended September 30, 2006. As a result of our high turnover among our customer care employees, we have experienced an increase in training and recruiting costs. Also, we experienced an increase in our facility maintenance and other administrative expenses of $15.2 million partially due to the relocation of our headquarters offset by a decrease in professional fees of $0.7 million primarily related to legal fees and a reduction of $0.8 million in tax expense for what we potentially might owe for sales tax. As we continued to add customers, our credit card fees have increased as well by $7.6 million.

        While selling, general and administrative expenses have increased, they have decreased as a percentage of revenue from 57% for the nine months ended September 30, 2005 to 45% for the nine months ended September 30, 2006.

Marketing

	Nine Months Ended September 30,
			$ Change	% Change
	2006	2005
		(dollars in thousands)
Marketing	$269,768	$176,279	$93,489	53%

        Marketing.    The increase in marketing expense of $93.5 million, or 53%, was primarily due to an increase in television advertising, direct mail campaigns and telemarketing fees of $105.9 million offset by a decrease of $35.9 million in online and radio advertising. We have slightly shifted our focus of advertising to reach out to the mainstream consumer and increase brand awareness, primarily with new television commercials during National Football League and University of Notre Dame football games and by sponsoring events such as Ryder Cup Golf, the Preakness Stakes, the WNBA all-star game and World Cup Soccer.

        We also had increased costs of $5.3 million for advertising agency fees, increased costs of $10.2 for alternative media and $8.2 million for other miscellaneous marketing fees.

Depreciation and Amortization

	Nine Months Ended September 30,
			$ Change	% Change
	2006	2005
	(dollars in thousands)
Depreciation and amortization	$16,645	$7,026	$9,619	137%

        Depreciation and amortization.    The increase in depreciation and amortization of $9.6 million, or 137%, was primarily due to an increase in capital expenditures for the continued expansion of our network, system enhancements for customer care and computer equipment for our new employees.

Other Income (Expense)

	Nine Months Ended September 30,
			$ Change	% Change
	2006	2005
	(dollars in thousands)
Interest income	$14,442	$3,270	$11,172	342%
Interest expense	(13,977)	(1)	(13,976)	*
Other, net	(116)	—	(116)	*
	349	3,269	(2,920)

        Interest income.    The increase in interest income of $11.2 million was primarily due to an increase in cash, cash equivalents and marketable securities from our convertible notes issued in December 2005 and January 2006 and our initial public offering in May 2006.

        Interest expense.    The increase in interest expense of $14.0 million was primarily related to interest on our convertible notes that were issued in December 2005 and January 2006.

Net Loss

	Nine Months Ended September 30,
			$ Change	% Change
	2006	2005
	(dollars in thousands)
Net loss	$(221,480)	$(189,620)	$(31,860)	17%

        Because the increases in expenses exceeded the increases in revenues described above, our net loss increased by $31.9 million, or 17%, from $189.6 million for the nine months ended September 30, 2005 to $221.5 million for the nine months ended September 30, 2006.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

        The following table sets forth, as a percentage of consolidated operating revenues, our consolidated statements of operations for the periods indicated:

	For the Years Ended December 31,
	2004	2005
Operating Revenues:
Telephony services	95%	96%
Customer equipment and shipping	5	4

	100	100

Operating Expenses:
Direct cost of telephony services (excluding depreciation and amortization)	29	31
Direct cost of goods sold	24	15
Selling, general and administrative	62	58
Marketing	70	90
Depreciation and amortization	5	4

	190	198

Loss from operations	(90)	(98)

Other Income (Expense):
Interest income	1	1
Interest expense	—	—
Other, net	—	—
Debt conversion expense	—	—

	1	1

Loss before income tax	(89)	(97)
Income tax	1	—

Net loss	(88)%	(97)%

Telephony Services Revenue and Direct Cost of Telephony Services

	For the Years Ended December 31,
			$ Change	% Change
	2004	2005
	(dollars in thousands)
Telephony services revenue	$75,864	$258,165	$182,301	240%
Direct cost of telephony services (excluding depreciation and amortization of $2,519 and $6,671)	23,209	84,050	60,841	262

        Telephony services revenue.    The increase in telephony services revenue of $182.3 million, or 240%, was primarily due to an increase of $147.5 million in monthly subscription fees resulting from an increased number of subscriber lines, which grew from 390,566 at December 31, 2004 to 1,269,038 at December 31, 2005. The growing number of subscriber lines also generated additional activation fee revenue of $3.6 million, increased revenue of $20.4 million from a higher volume of international calling, $4.5 million from customers exceeding their plan minutes and $11.5 million in regulatory fees collected from customers. Also, add-on features to our service plans generated an increase of $7.4 million and we had a $4.5 million increase in the fees we charge for disconnecting our service. The increase in revenue from additional subscriber lines was partially offset by customer credits, rebates and other promotional items of $17.6 million and reductions in the monthly price for our residential unlimited plan from $34.99 to $29.99 in May 2004 and to $24.99 in October 2004.

        Direct cost of telephony services.    The increase in direct cost of telephony services of $60.8 million, or 262%, was primarily due to the increase in the number of subscriber lines and the further expansion of our network, which increased the costs that we pay other phone companies for terminating phone calls by $37.8 million, including $3.0 million for establishing compliance systems for E-911 services and for E-911 call processing. Also, our network costs for co-locating in other carriers' facilities, for leasing phone numbers, routing calls on the Internet and transferring calls to and from the Internet to the public switched telephone network increased by $16.1 million and our costs for porting local phone numbers increased by $6.9 million for the year ended December 31, 2005. These increases were offset in part by reduced vendor pricing.

Customer Equipment and Shipping Revenue and Direct Cost of Goods Sold

	For the Years Ended December 31,
			$ Change	% Change
	2004	2005
	(dollars in thousands)
Customer equipment and shipping revenue	$3,844	$11,031	$7,187	187%
Direct cost of goods sold	18,878	40,441	21,563	114

Customer equipment and shipping gross loss	$(15,034)	$(29,410)	$(14,376)	96%

        Customer equipment and shipping revenue.    Our customer equipment and shipping revenue increased by $7.2 million, or 187%, primarily due to an increase in the number of new customers subscribing to our services, resulting in incremental shipping revenue of $5.4 million. Customer equipment sales increased by $1.8 million, as we began to offer our direct customers the option of upgrading their customer equipment at the time of customer sign-up for an additional fee in the fourth quarter of 2005.

        Direct cost of goods sold.    The increase in direct cost of goods sold of $21.6 million, or 114%, was due largely to the increase in the number of new customers subscribing to our services, which resulted in additional costs of $9.7 million associated with our provision of customer equipment and $3.5 million in additional amortization of customer equipment. In addition, as part of a promotion during the first part of 2005, we waived the activation fee for certain customers, which resulted in us expensing the entire customer equipment cost of approximately $2.9 million. Typically, we defer a portion of the customer equipment expense to the extent of activation fee revenue, and we amortize the revenue and costs equally over the estimated life of the customer. In the absence of an activation fee, the entire customer equipment cost is expensed immediately. See "—Critical Accounting Policies and Estimates." Also, the costs of shipping customer equipment increased by $5.5 million for 2005 compared to 2004.

Selling, General and Administrative

	For the Years Ended December 31,
			$ Change	% Change
	2004	2005
	(dollars in thousands)
Selling, general and administrative	$49,186	$154,716	$105,530	215%

        Selling, general and administrative.    The increase in selling, general and administrative expenses of $105.5 million, or 215%, was primarily due to an increase in the number of our employees, which grew to 1,355 full time employees at December 31, 2005 from 648 at December 31, 2004, and an increase in outsourced labor. This increase resulted in higher wages, employee-related benefits and fees for recruitment of new employees of $53.8 million. As a result of our high turnover among our customer care employees, we have experienced an increase in training and recruiting costs. Also, we experienced an increase in rent, facilities and other administrative expenses of $9.4 million partially for maintenance of two facilities in November and December 2005 as we moved to our new headquarters. In addition, we had an increase of $18.4 million in legal, consulting and other professional expenses as we address regulatory matters and related litigation, E-911 compliance, network development and Sarbanes-Oxley compliance. As we continued to add customers, our credit card fees increased by $7.6 million, and other customer-related expenses, such as our customer help number and retail store support, increased by $5.9 million. We also increased by $8.0 million, compared to 2004, our expense for what we believe we potentially might owe for sales taxes. While selling, general and administrative expenses have increased, they have decreased as a percentage of revenue from 62% in 2004 to 58% in 2005.

Marketing

	For the Years Ended December 31,
			$ Change	% Change
	2004	2005
	(dollars in thousands)
Marketing	$56,075	$243,404	$187,329	334%

        Marketing.    The increase in marketing expense of $187.3 million, or 334%, was primarily due to an increase in online advertising spending and our expansion to other media, such as television, that have a broader customer reach. The increase in costs relating to advertising was $152.4 million, or 81% of the total marketing expense increase. We also had increased costs of $9.9 million in telemarketing fees, $8.3 million for advertising agency fees, $2.6 million for marketing development fund fees and $3.3 million in connection with our Refer-a-Friend program. In addition, we had increased costs of $8.9 million related to our retail channel, which was launched toward the end of the second quarter of 2004 and has since grown significantly. The increased costs consist of advertisements and in-store placement fees as well as activation commissions to retailers, which increased as the number of subscribers from the retail channel increased.

Depreciation and Amortization

	For the Years Ended December 31,
			$ Change	% Change
	2004	2005
	(dollars in thousands)
Depreciation and amortization	$3,907	$11,122	$7,215	185%

        Depreciation and amortization.    The increase in depreciation and amortization of $7.2 million, or 185%, was primarily due to an increase in capital expenditures for the continued expansion of our network, system enhancements for customer care and computer equipment for our new employees.

Other Income (Expense)

	For the Years Ended December 31,
			$ Change	% Change
	2004	2005
	(dollars in thousands)
Interest income	$1,135	$4,347	$3,212	283%
Interest expense	(5)	(1,093)	(1,088)	*
Other, net	21	(441)	(462)	*

	$1,151	$2,813	$1,662	144%

        Interest income.    The increase in interest income of $3.2 million was primarily due to an increase in cash, cash equivalents and marketable securities from our convertible preferred stock offerings.

        Interest expense.    The increase in interest expense of $1.1 million was primarily related to two weeks of interest on our convertible notes that were issued in December 2005.

        Other, net.    The increase in other, net was primarily due to the loss on the disposal of property and equipment relating to our relocation to our new headquarters.

Provision for Income Taxes

	For the Years Ended December 31,
			$ Change	% Change
	2004	2005
	(dollars in thousands)
Income tax benefit	$475	$390	$(85)	(18)%

        Provision for income taxes.    We had net losses for financial reporting purposes, which created deferred tax assets that can be used to offset future income taxes. Recognition of deferred tax assets will require generation of future taxable income. There can be no assurance that we will generate earnings in future years. Therefore, we established a valuation allowance for all of our deferred tax assets, which was $149.3 million as of December 31, 2005.

        We participated in the State of New Jersey's corporation business tax benefit certificate transfer program, which allows certain high technology and biotechnology companies to transfer unused New Jersey net operating loss carryovers to other New Jersey corporation business taxpayers. During 2003 and 2004, we submitted an application to the New Jersey Economic Development Authority, or EDA, to participate in the program and the application was approved. The EDA then issued a certificate certifying our eligibility to participate in the program. The program requires that a purchaser pay at least 75% of the amount of the surrendered tax benefit. For tax years 2002, 2003 and 2004, we sold approximately $451, $2,437, $6,207, respectively, of our New Jersey State net operating loss carryforwards for a recognized benefit of approximately $221 in 2003 and $475 in 2004. Although we cannot participate in this program for net operating losses derived in 2005 due to program cap limits, the EDA did approve during 2005 an additional sale of 2002 and 2003 net operating losses in the amount of $5,101 that resulted in a benefit of $390. Collectively, all transactions represent approximately 82% of the surrendered tax benefit each year and have been recognized in the year received.

        We had net operating loss carryforwards for U.S. federal and state tax purposes of approximately $320.0 million and $305.8 million, respectively, expiring at various times from the years ending 2020 through 2025. In addition, we had net operating loss carryforwards for Canadian tax purposes of $21.2 million expiring in 2011 and 2012. We also had net operating loss carryforwards for U.K. tax purposes of $6.4 million with no expiration date.

Net Loss

	For the Years Ended December 31,
			$ Change	% Change
	2004	2005
	(dollars in thousands)
Net loss	$(69,921)	$(261,334)	$(191,413)	274%

        Because the increases in expenses exceeded the increases in revenues described above, our net loss increased by $191.4 million, or 274%, to $261.3 million for 2005 from $69.9 million for 2004.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

        The following table sets forth, as a percentage of consolidated operating revenues, our consolidated statements of operations for the periods indicated.

	For the Years Ended December 31,
	2003	2004
Operating Revenues:
Telephony services	90%	95%
Customer equipment and shipping	10	5

	100	100

Operating Expenses:
Direct cost of telephony services (excluding depreciation and amortization)	46	29
Direct cost of goods sold	26	24
Selling, general and administrative	102	62
Marketing	63	70
Depreciation and amortization	13	5

	250	190

Loss from operations	(150)	(90)

Other Income (Expense):
Interest income	1	1
Interest expense	(4)	—
Other, net	—	—
Debt conversion expense	(8)	—

	(11)	1
Loss before income tax benefit	(161)	(89)
Income tax benefit	1	1

Net loss	(160)%	(88)%

Telephony Services Revenue and Direct Cost of Telephony Services
(dollars in thousands)

	For the Years Ended December 31,
			$ Change	% Change
	2003	2004
Telephony services revenue	$16,905	$75,864	$58,959	349%
Direct cost of telephony services (excluding depreciation and amortization of $1,388 and $2,519)	8,556	23,209	14,653	171

        Telephony services revenue.    The increase in telephony services revenue of $59.0 million, or 349%, was primarily related to an increase in monthly subscription fees of $44.6 million resulting from an increased number of subscriber lines, which grew from 85,717 at December 31, 2003 to 390,566 at December 31, 2004. The growing number of subscriber lines also generated additional activation fee revenue of $2.0 million and increased revenue of $7.4 million from a higher volume of international calling. The increase in revenue from additional subscriber lines was partially offset by reductions in the monthly price for our residential unlimited plan from $39.99 to $34.99 in September 2003, to $29.99 in May 2004 and to $24.99 in October 2004.

        Direct cost of telephony services.    The increase in direct cost of telephony services of $14.7 million, or 171%, was primarily due to the increase in the number of subscriber lines. As our customers made more calls, the costs that we pay other phone companies for terminating phone calls increased by $10.0 million. Also, our network costs for co-locating in other carriers' facilities, leasing phone numbers, routing calls on the Internet and transferring calls to and from the Internet to the public switched telephone network increased by $5.4 million. These increases were offset in part by decreased prices from our vendors. While these costs have increased, they have decreased as a percentage of revenue from 46% for 2003 to 29% for 2004.

Customer Equipment and Shipping Revenue and Direct Cost of Goods Sold
(dollars in thousands)

	For the Years Ended December 31,
			$ Change	% Change
	2003	2004
Customer equipment and shipping revenue	$1,817	$3,844	$2,027	112%
Direct cost of goods sold	4,867	18,878	14,011	288

Customer equipment and shipping revenue gross loss	$(3,050)	$(15,034)	$(11,984)	(393)%

        Customer equipment and shipping revenue.    The increase in customer equipment and shipping revenue of $2.0 million, or 112%, was primarily due to an increase in the number of new customers subscribing to our services, resulting in incremental shipping revenue of $1.8 million and an increase of $0.2 million for sales of customer equipment.

        Direct cost of goods sold.    The increase in direct cost of goods sold of $14.0 million, or 288%, was due in part to the increase in the number of new customers subscribing to our services, which resulted in additional costs associated with our provision of customer equipment. For five months in 2004, we sold customer equipment directly to retailers, which contributed $2.0 million to direct cost of goods sold.

Selling, General and Administrative
(dollars in thousands)

	For the Years Ended December 31,
			$ Change	% Change
	2003	2004
Selling, general and administrative	$19,174	$49,186	$30,012	157%

        Selling, general and administrative.    The increase in selling, general and administrative expense of $30.0 million, or 157%, was primarily due to an increase in the number of our employees, which grew to 648 full-time employees in 2004 from 189 in 2003. This increase resulted in higher wages, employee-related benefits and fees for recruitment of new employees of $18.5 million. In addition, we had an increase in legal fees of $2.9 million as we addressed regulatory matters and related litigation and an increase in accounting, consulting and other professional fees of $1.9 million. Our credit card fees also increased by $2.1 million as we continued to add customers. While these costs have increased, they decreased as a percentage of revenue from 102% in 2003 to 62% in 2004.

Marketing
(dollars in thousands)

	For the Years Ended December 31,
			$ Change	% Change
	2003	2004
Marketing	$11,819	$56,075	$44,256	374%

        Marketing.    The increase in marketing expense of $44.3 million, or 374%, was primarily due to the increased costs related to online, television, print and radio advertising of $41.5 million, or 94% of the total marketing expense increase. We also had increased costs of $0.5 million in telemarketing fees and $1.3 million in connection with our Refer-a-Friend program. In addition, we launched our retail channel in the second quarter of 2004, which added $0.8 million to the increase in our marketing costs. The increased costs consist of fixed costs, including newspaper insert advertisements and in-store placement fees, and commissions to retailers, which increase as the number of subscribers from the retail channel increase.

Depreciation and Amortization
(dollars in thousands)

	For the Years Ended December 31,
			$ Change	% Change
	2003	2004
Depreciation and amortization	$2,367	$3,907	$1,540	65%

        Depreciation and amortization.    The increase in depreciation and amortization of $1.5 million, or 65%, was primarily due to an increase in capital expenditures for the continued expansion of our network and computer equipment for our new employees.

Other Income (Expense)
(dollars in thousands)

	For the Years Ended December 31,
			$ Change
	2003	2004
Interest income	$96	$1,135	$1,039
Interest expense	(678)	(5)	673
Other, net	5	21	16
Debt conversion expense	(1,557)	—	1,557

	$(2,134)	$1,151	$3,285

        Interest income.    The increase in interest income and other of $1.0 million was primarily due to higher cash, cash equivalents and marketable securities balances in 2004 compared to 2003 as a result of additional proceeds from convertible preferred stock offerings we completed in 2004.

        Interest expense.    The decrease in interest expense of $0.7 million was primarily due to the absence of any notes payable in 2004 due to the debt conversion into shares of our preferred stock.

        Debt conversion expense.    In 2003, we received $20.0 million in proceeds from loans by our principal stockholder and Chairman. In connection with the loans, we issued warrants to our principal stockholder and Chairman to purchase shares of our preferred stock. In September 2003, the conversion of the note payable resulted in a debt conversion expense of $1.6 million.

Provision for Income Taxes
(dollars in thousands)

	For the Years Ended December 31,
			$ Change	% Change
	2003	2004
Income tax benefit	$221	$475	$254	115%

        Provision for income taxes.    We had net losses for financial reporting purposes, which created deferred tax assets that can be used to offset future income taxes. Recognition of deferred tax assets will require generation of future taxable income. There can be no assurance that we will generate earnings in future years. Therefore, we established a valuation allowance for all of our deferred tax assets, which were approximately $46.3 million and $18.4 million as of December 31, 2004 and 2003, respectively.

        During 2003 and 2004, the New Jersey Economic Development Authority issued certificates certifying our eligibility to participate in the State of New Jersey's corporation business tax benefit certificate transfer program and the amount of New Jersey net operating loss carryovers we had available to transfer of $45.5 million in 2003 and $98.5 million in 2004. During 2003 and 2004, we sold approximately $2.9 million and $6.2 million, respectively, of our New Jersey net operating loss carryforwards for approximately $0.2 million and $0.5 million, respectively, which represented approximately 82% of the surrendered tax benefit each year, and recognized a tax benefit for that amount. We cannot participate in this program for 2005 as the program caps have been reached.

        We had net operating loss carryforwards for U.S. federal and state tax purposes of approximately $101.4 million and $92.3 million, respectively, expiring at various times from the years ending 2020 through 2024. In addition, we had net operating loss carryforwards for Canadian tax purposes of $1.9 million expiring in 2011.

Net Loss
(dollars in thousands)

	For the Years Ended December 31,
			$ Change	% Change
	2003	2004
Net loss	$(29,974)	$(69,921)	$(39,947)	133%

        Because of the increase in expenses in excess of the increases in revenue described above, our net loss increased by $39.9 million, or 133%, to $69.9 million for 2004 from $30.0 million for 2003.

Quarterly Results of Operations

        The following table sets forth quarterly statement of operations data. We derived this data from our unaudited consolidated financial statements, which we believe have been prepared on substantially the same basis as our audited consolidated financial statements. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	For the Quarter Ended
	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	June 30, 2006	Sep 30, 2006
	(dollars in thousands, except operating data) (unaudited)							(Restated)(3)
Revenue:
Telephony services	$10,601	$15,250	$21,822	$28,191	$38,583	$57,539	$71,158	$90,885	$111,658	$136,636	$154,487
Customer equipment and shipping	871	824	1,023	1,126	2,127	1,896	2,713	4,295	7,225	6,742	6,235

	11,472	16,074	22,845	29,317	40,710	59,435	73,871	95,180	118,883	143,378	160,722

Operating expenses:
Direct cost of telephony services(1)	3,917	5,008	6,558	7,726	12,108	17,719	24,514	29,709	37,584	38,946	40,272
Direct cost of goods sold	3,326	3,973	4,841	6,738	11,588	9,241	9,622	9,990	17,580	16,047	16,934
Selling, general and administrative	8,554	10,694	12,848	17,090	20,553	33,225	45,030	55,908	52,875	66,109	72,052
Marketing	5,571	11,711	14,018	24,775	55,436	61,937	58,906	67,125	88,288	90,164	91,316
Depreciation and amortization	797	895	1,001	1,214	1,610	2,266	3,150	4,096	4,959	5,740	5,946

	22,165	32,281	39,266	57,543	101,295	124,388	141,222	166,828	201,286	217,006	226,520

Loss from operations	(10,693)	(16,207)	(16,421)	(28,226)	(60,585)	(64,953)	(67,351)	(71,648)	(82,403)	(73,628)	(65,798)

Other income (expense):
Interest income	151	134	294	556	578	1,335	1,356	1,078	2,741	3,980	7,721
Interest expense	(1)	(1)	(1)	(2)	—	—	(1)	(1,092)	(5,494)	(4,484)	(3,999)
Other, net	1	1	(1)	20	5	(5)	1	(442)	(4)	(4)	(108)

	151	134	292	574	583	1,330	1,356	(456)	(2,757)	(508)	(3,614)
Loss before income tax benefit	(10,542)	(16,073)	(16,129)	(27,652)	(60,002)	(63,623)	(65,995)	(72,104)	(85,160)	(74,136)	(62,184)
Income tax benefit (expense)	—	—	—	475	—	—	—	390	—	—	—

Net loss	$(10,542)	$(16,073)	$(16,129)	$(27,177)	$(60,002)	$(63,623)	$(65,995)	$(71,714)	$(85,160)	$(74,136)	$(62,184)

Net loss per common share calculation:
Net loss	$(10,542)	$(16,073)	$(16,129)	$(27,177)	$(60,002)	$(63,623)	$(65,995)	$(71,714)	$(85,160)	$(74,136)	$(62,184)
Imputed dividend on preferred shares	—	—	—	—	—	—	—	(605)	—	—	—
Net loss attributable to common shareholders	$(10,542)	$(16,073)	$(16,129)	$(27,177)	$(60,002)	$(63,623)	$(65,995)	$(72,319)	$(85,160)	$(74,136)	$(62,184)

Net loss per common share:
Basic and diluted	$(7.78)	$(11.84)	$(11.87)	$(19.88)	$(43.83)	$(46.32)	$(47.79)	$(51.56)	(60.40)	(1.16)	$(0.40)

Weighted-average common shares outstanding:
Basic and diluted	1,356	1,356	1,360	1,367	1,369	1,373	1,381	1,403	1,410	63,995	154,775

	For the Quarter Ended
	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	June 30, 2006	Sep 30, 2006
Gross subscriber line additions	54,702	75,060	97,558	136,894	280,123	262,310	282,176	275,032	421,890	377,005	359,148
Net subscriber line additions	45,133	63,151	81,614	114,951	249,333	207,950	213,937	207,252	328,279	255,936	204,591
Subscriber lines(2)	130,850	194,001	275,615	390,566	639,899	847,849	1,061,786	1,269,038	1,597,317	1,853,253	2,057,844
Average monthly customer churn	2.7%	2.3%	2.1%	1.8%	1.7%	2.1%	2.3%	1.9%	2.1%	2.3%	2.6%
Average monthly revenue per line	$35.31	$32.99	$32.43	$29.34	$26.34	$26.63	$25.79	$27.22	$27.65	$27.70	$27.40
Average monthly telephony services revenue per line	$32.63	$31.30	$30.98	$28.21	$24.96	$25.78	$24.84	$26.00	$25.97	$26.40	$26.33
Average monthly direct costs of telephony services per line	$12.06	$10.28	$9.31	$7.73	$7.83	$7.94	$8.56	$8.50	$8.74	$7.52	$6.86
Marketing costs per gross subscriber line additions	$101.85	$156.03	$143.69	$180.97	$197.90	$236.12	$208.76	$244.06	$209.27	$239.16	$254.26
Employees(2)	273	399	502	648	1,045	1,397	1,393	1,355	1,416	1,602	1,675

(1)
Excludes depreciation and amortization of $508 for the quarter ended March 31, 2004, $569 for the quarter ended June 30, 2004, $628 for the quarter ended September 30, 2004, $815 for the quarter ended December 31, 2004, $954 for the quarter ended March 31, 2005, $1,426 for the quarter ended June 30, 2005, $2,025 for the quarter ended September 30, 2005, $2,266 for the quarter ended December 31, 2005, $2,552 for the quarter ended March 31, 2006, $3,133 for the quarter ended June 30, 2006 and $3,022 for the quarter ended September 30, 2006.

(2)
At end of period.

(3)
In December 2005 and January 2006, we issued approximately $249.9 million of convertible notes, and increased the outstanding principal by $3.6 million through the payment of interest in kind in March 2006. Originally, we believed that the convertible notes contained an embedded derivative and accordingly accounted for the embedded derivative by bifurcating the embedded derivative from the convertible notes at the date of issuance and subsequently remeasuring the fair value of the embedded derivative at December 31, 2005 and March 31, 2006. In May 2006, upon further review, we concluded that the convertible notes do not contain an embedded derivative. "Restated" amounts in the Statements of Operations Data reflect the removal of the income attributable to the change in fair value of derivatives embedded within the convertible notes of $13.4 million and a reduction to interest expense related to the convertible notes of $1.0 million.

        Telephony services revenue.    Telephony services revenue has increased each quarter corresponding with the increase in our subscriber lines. This increase in subscriber lines has been driven by our increase in marketing, as we attempt to capitalize on the current expansion of the broadband and VoIP markets and to establish and maintain a leading position in the market for broadband telephone services.

        Direct cost of goods sold.    Direct cost of goods sold has also increased each quarter with the exception of the second quarter of 2005 and 2006 as we have added an increasing number of customers each quarter. In the second quarter of 2005 and 2006, we added fewer subscriber lines than the first quarter of 2005 and 2006 as a result of seasonality, which resulted in lower direct cost of goods sold in the second quarter of 2005 and 2006.

        Selling, general and administrative.    Selling, general and administrative costs have also increased each quarter with the exception of the first quarter of 2006 as we have added employees primarily in the customer care area to support our growing subscriber lines. In the second and third quarter of 2006 we also expanded the used of outsourced customer care personnel in order to handle increased call volume attributable to significant growth in the first quarter of 2006, which drove up costs. We have also had an increase in credit card fees and our accrual for potential tax exposure as we have expanded our revenues and an increase in legal fees as we have addressed regulatory matters and litigation. In addition, we have recorded share-based compensation of $4.5 million, $8.1 million and $7.4 million in the first, second and third quarters of 2006, respectively.

        Marketing.    Marketing costs has increased quarterly for several reasons. We have increased our online advertising spending and have added advertising in more expensive media with a broader reach, such as television, to enhance our brand awareness. Recently we have also added additional marketing channels such as direct mail, alternative media and outbound telemarketing while reducing our reliance on online advertising as we hope to reach more mainstream consumers. In addition, we believe it is generally more expensive to acquire mainstream consumers than early adopters of new technologies, and we have increased our focus on more mainstream customers. Over the near term, we expect our marketing cost per gross subscriber line addition to stabilize as we diversify our marketing spend and our newer markets mature.

Liquidity and Capital Resources

Overview

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(dollars in thousands)
Net cash used in operating activities	$(16,583)	$(38,600)	$(189,765)	$(131,155)	$(160,692)
Net cash used in investing activities	(4,933)	(73,707)	(154,638)	(64,914)	(297,200)
Net cash provided by financing activities	34,226	141,094	434,006	195,994	479,349

        We have incurred significant operating losses since our inception. As a result, we have generated negative cash flows from operations, and have an accumulated deficit of $603.8 million at September 30, 2006. Our primary sources of funds have been proceeds from private placements of our preferred stock, a private placement of our convertible notes, an initial public offering of our common stock, operating revenues and borrowings under notes payable from our principal stockholder and Chairman, which were subsequently converted into shares of our preferred stock. In 2005, we raised proceeds, net of expenses, of $195.7 million from the issuance of preferred stock and raised proceeds, net of expenses, of $240.0 million in December 2005 and January 2006 in a private placement of our convertible notes. In 2006, we raised $493.6 million in net proceeds from an initial public offering, or IPO, of our common stock. We are using the proceeds from these offerings for working capital and other general corporate purposes, including funding operating losses.

        Historically, our principal uses of cash have been to fund operating losses, which were initially driven by start-up costs and the costs of developing our technology and, more recently, have been driven by marketing expense. We anticipate incurring net losses in the future as we seek to grow our customer base, which will require significant marketing expense. However, we intend to reduce our net loss on a quarterly basis in the future. For 2006, we expect to spend between $360 million and $380 million for marketing expense, compared to $243.4 million in 2005. Because our marketing commitments generally are six weeks or less in duration, we are able to adjust marketing expense relatively quickly if desirable. Therefore, we do not believe our significant and growing marketing expense will impair our liquidity. We believe that revenue and cash on hand will fund our expected marketing expense at least through the end of 2007.

        Similarly, we may make expenditures to expand into foreign markets. The associated costs include legal, regulatory and administrative start-up costs, capital expenditures and marketing expense, which result in operating losses. However, the capital expenditures are relatively modest, because our technology platform does not require a significant amount of equipment or software. Legal, regulatory and administrative start-up costs for new markets in Canada and the United Kingdom have not been material to our overall business, and we do not expect them to be in the future as we enter other new markets. We intend to expand into new markets only when we believe that doing so will not impair our liquidity.

        In the future we will have to continue paying quarterly interest on our convertible notes. We may pay this interest in cash or in kind, the latter of which would have the effect of increasing the principal amount outstanding under the convertible notes. In March 2006, we paid interest in kind of $3.7 million, and in each of June and September 2006 we paid $3.1 million of interest in cash. We will not elect to pay interest in cash on these convertible notes in the future unless we have adequate cash available.

        We also have contingent liabilities for state and local sales taxes. As of September 30, 2006, we had a reserve of $11.3 million. If our ultimate liability exceeds this amount, it could have a material adverse effect on us. However, we do not believe it would significantly impair our liquidity.

        We expect our cash on hand to fund our net losses and capital expenditures at least through the end of 2007.

        To the extent we change our plans, or if our expectations are wrong, we may need to seek additional funding by accessing the equity or debt capital markets. In addition, although we do not currently anticipate any acquisitions, we may need to seek additional funding if an attractive acquisition opportunity is presented to us. However, our significant losses to date may prevent us from obtaining additional funds on favorable terms or at all. Because of our historical net losses and our limited tangible assets, we do not fit traditional credit lending criteria, which, in particular, could make it difficult for us to obtain loans or to access the debt capital markets. For example, we discussed a revolving credit facility with commercial banks in the summer of 2005. As a result of those discussions, we believe most commercial lenders will require us to very significantly reduce our loss from operations before they will lend us money. In addition, the terms of our outstanding convertible notes provide for additional shares to be issued upon conversion if we sell shares of our common stock after our initial public offering at a price that is less than the average trading price of our common stock over the 10-day period prior to any such sale, which might limit our access to the capital markets. Further, the ability to raise additional capital through the issuance of equity securities may be impeded due to the events surrounding our IPO.

        Interest will accrue on our convertible notes at a rate of 5% per annum and be payable quarterly in arrears. The interest rate will increase upon certain events, including if we decide to pay interest in kind rather than in cash, upon a failure to comply with the registration rights agreement with the holders of the convertible notes and upon certain events of default. The notes are convertible into shares of our common stock. The convertible notes provide for customary events of default.

Capital expenditures.

        Capital expenditures are mainly for the purchase of network equipment and computer hardware as we continue to expand our network. We continue to invest heavily in networking equipment, technology, corporate facilities and information technology infrastructure. We expect our capital expenditures for 2006 to be approximately $50.0 million, of which $9.9 million in leasehold improvements was for the completion of our new headquarters in Holmdel, New Jersey.

Nine Months Ended September 30, 2006 Compared to the Nine Months Ended September 30, 2005

        Cash used in operating activities for the nine months ended September 30, 2006 was $160.7 million and consisted of a net loss of $221.5 million, offset by adjustments for non-cash items of $42.4 million and $18.4 million provided by working capital and other activities. Adjustments for non-cash items consisted primarily of depreciation and amortization of $16.6 million, $20.0 million for stock option compensation and $3.3 million for accrued interest primarily for our convertible notes. Working capital activities primarily consisted of a net increase in cash of $31.1 million for accounts payable and accrued expenses primarily related to marketing and $10.8 million for deferred revenue net of deferred product costs offset by a decrease in cash of $13.5 million for prepaid expenses, $7.3 million for accounts receivable and $2.8 million for inventory.

        Cash used in operating activities for the nine months ended September 30, 2005 was $131.2 million resulting from a net loss of $189.6 million, offset by adjustments for non-cash items of $6.0 million and

$52.4 million provided by working capital and other activities. Adjustments for non-cash items consisted primarily of $7.0 million for depreciation and amortization. Working capital activities primarily consisted of accounts payable and accrued expenses of $66.0 million, which primarily related to the increase in our marketing and payroll expenses.

        Cash used in investing activities for the nine months ended September 30, 2006 of $297.2 million was attributable to net purchases and sales of marketable securities of $256.5 million and capital expenditures of $33.6 million, $5.3 million for the acquisition of three patents, and an increase in restricted cash of $1.9 million. Cash from our initial public offering in May 2006 and debt offering in December 2005 and January 2006 was invested in marketable securities, pending use to fund our loss from operations.

        Cash used in investing activities for the nine months ended September 30, 2005 of $64.9 million was attributable to net purchases and sales of marketable securities of $20.6 million offset by capital expenditures of $37.2 million and an increase in restricted cash of $7.1 million.

        Cash provided by financing activities for the nine months ended September 30, 2006 of $479.3 million was primarily attributable to net proceeds from our initial public offering in May 2006 of $493.6 million, net of costs, offset by the purchase of treasury stock of $11.7 million related to customers that committed to purchase our common stock through our Directed Share Program and subsequently defaulted on payment and $4.0 million of net payments to Underwriters related to our Directed Share Program indemnification.

        Cash provided by financing activities for the nine months ended September 30, 2005 of $196.0 million was due primarily to proceeds from our preferred stock offering in April 2005.

Comparison of 2004 to 2005

        Cash used in operating activities for 2005 was $189.8 million and consisted of a net loss of $261.3 million, offset by adjustments for non-cash items of $12.5 million and $59.0 million provided by working capital and other activities. Adjustments for non-cash items consisted primarily of $11.1 million of depreciation and amortization. Working capital activities primarily consisted of a net increase in accounts payable and accrued expenses of $76.2 million which primarily related to the increase in our marketing and payroll expenses. This was offset by a use of cash for inventory of $15.1 million related to the purchase of customer equipment.

        Cash used in operating activities in 2004 was $38.6 million and consisted of a net loss of $69.9 million, offset by adjustments for non-cash items of $5.1 million and $26.2 million provided by working capital and other activities. Adjustments for non-cash items consisted of $3.9 million of depreciation and amortization. Working capital activities primarily consisted of a net increase in accounts payable and accrued expenses of $27.1 million which primarily related to the increase in our marketing and payroll expenses.

        Cash used in investing activities for 2005 of $154.6 million was attributable to net purchases of marketable securities of $71.1 million, capital expenditures of $76.2 million and an increase of restricted cash of $7.3 million. The restricted cash includes cash collateralization of letters of credit for our Holmdel, New Jersey headquarters facility. Cash from our equity and debt offerings in 2005 was invested in marketable securities, pending use to fund our loss from operations.

        Cash used in investing activities in 2004 of $73.7 million was attributable to net purchases of marketable securities of $62.7 million and capital expenditures of $10.9 million.

        Cash provided by financing activities in 2005 of $434.0 million was primarily attributable to net proceeds from the issuance of preferred stock for $195.7 million and proceeds from our convertible notes, net of issuance costs, of $238.2 million.

        Cash provided by financing activities in 2004 of $141.1 million was due primarily to proceeds from our preferred stock offerings, net of costs.

Comparison of 2003 and 2004

        Cash used in operating activities in 2004 was $38.6 million and consisted of net loss of $69.9 million, offset by adjustments for non-cash items of $5.1 million and $26.2 million provided by working capital and other activities. Adjustments for non-cash items consisted of $3.9 million of depreciation and amortization. Working capital activities primarily consisted of a net increase in accounts payable and accrued expenses of $27.1 million which primarily related to the increase in our marketing and payroll expenses.

        Cash used in operating activities in 2003 was $16.6 million and consisted of net loss of $30.0 million, offset by adjustments for non-cash items of $4.6 million and $8.8 million provided by working capital and other activities. Adjustments for non-cash items primarily included $2.4 million of depreciation and amortization and $1.6 million for debt conversion expense. Working capital activities primarily consisted of a net increase in accounts payable and accrued expenses of $8.1 million and consisted primarily of marketing and payroll expenses.

        Cash used in investing activities in 2004 of $73.7 million was attributable to net purchases of marketable securities of $62.7 million and capital expenditures of $10.9 million.

        Cash used in investing activities in 2003 of $4.9 million was attributable to capital expenditures of $6.4 million offset by the release of restricted cash of $1.5 million.

        Cash provided by financing activities in 2004 of $141.1 million was due primarily to net proceeds from our preferred stock offerings. Costs related to these offerings were approximately $3.5 million.

        Cash provided by financing activities in 2003 of $34.2 million was due to proceeds from the issuance of preferred stock offerings of $14.1 million. Costs related to these offerings were approximately $0.9 million. In addition, we received proceeds from loans from our Chairman and principal stockholder of $20.0 million, which were subsequently converted into shares of our preferred stock.

Contractual Obligations and Other Commercial Commitments

        The table below summarizes our contractual obligations at December 31, 2005, and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(dollars in thousands)
Contractual Obligations:
Convertible notes(1)	$247,872	$—	$—	$247,872	$—
Interest related to convertible notes(1)	61,970	12,394	24,788	24,788	—
Capital lease obligations	49,074	3,825	7,934	8,061	29,254
Operating lease obligations	2,677	1,146	1,011	520	—
Purchase obligations	143,704	83,508	57,976	2,220	—

Total contractual obligations	$505,297	$100,873	$91,709	$283,461	$29,254

Other Commercial Commitments:
Standby letters of credit	$7,000	$7,000	$—	$—	$—

Total contractual obligations and other commercial commitments	$512,297	$107,873	$91,709	$283,461	$29,254

(1)
The amounts presented in this line item would increase if we pay interest in-kind or in cash and decrease if any of the notes are converted into our common stock.

        Convertible Notes and Related Interest Expense.    During December 2005, we sold $247.9 million of convertible notes due 2010 in a private placement. We may, at our option, pay interest on the convertible notes in cash or in kind. The table above assumes interest is paid in cash. The terms of the convertible notes are described under "Description of Convertible Notes."

        During the first quarter of 2006, we issued an additional $5.7 million of convertible notes. The payments due by period as of March 31, 2006 are as follows:

	Payments due by Period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	(dollars in thousands)(unaudited)
Convertible notes	$5,692	$—	$—	$5,692	$—
Interest related to convertible notes(1)	1,329	285	569	475	—

(1)
The amounts represented in this line item would increase if we pay interest in-kind or in cash and decrease if any of the notes are converted into our common stock.

        Capital Lease Obligations.    At December 31, 2005, we had capital lease obligations of $49.1 million, including $6.0 million for space to be taken in early 2006, related to our corporate headquarters in Holmdel, New Jersey that expire in 2017 and $0.4 million for office equipment that expires in 2007.

        Operating Lease Obligations.    At December 31, 2005, future commitments for operating leases included $1.3 million for co-location facilities in the United States that accommodate a portion of our network equipment through 2008 and $1.4 million for office space leased for our Toronto, Canada office through 2010.

        Purchase Obligations.    At December 31, 2005, future commitments for purchase obligations in the above table represent non-cancelable contractual obligations. These include $9.9 million in fees for the completion of construction for our new corporate headquarters in Holmdel, New Jersey as well as $30.7 million in fees through 2008 related to the provision of our E-911 services. Also, purchase obligations include $0.6 million in fees to retail stores that sell our product; $6.0 million for advertising agency fees related to advertising our product in various media outlets including online, television and radio; $16.5 million for inbound sales support through 2007; $12.2 million in fees for local number portability through 2009, so that new customers can retain their existing phone numbers; $57.1 million for the purchase of customer equipment through 2007; $5.1 million for sponsorship through 2007 of an auto racing team in the Indianapolis 500 race; $1.4 million for direct mail for customer welcome kits; $2.8 million paid to several vendors for telemarketing fees and $1.2 million for hosting and transport services through 2006.

Summary of Critical Accounting Policies and Estimates

        Our significant accounting policies are summarized in Note 1 to our financial statements. The following describes our critical accounting policies and estimates:

Use of Estimates

        Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates.

        On an ongoing basis, we evaluate our estimates, including the following:

  •
  those related to the average period of service to a customer (the "customer relationship period") used to amortize deferred revenue and deferred customer acquisition costs associated with customer activation;

  •
  the useful lives of property and equipment and intangible assets; and

  •
  assumptions used for the purpose of determining stock-based compensation using the Black-Scholes option model ("Model"), and on various other assumptions that we believed to be reasonable. The key inputs for this Model are stock price at valuation date, strike price for the option, the dividend yield, risk-free interest rate, life of option in years and volatility.

        We base our estimates on historical experience, available market information, appropriate valuation methodologies, and on various other assumptions that we believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Revenue Recognition

        Operating revenues consist of telephony services revenue and customer equipment (which enables our telephony services) and shipping revenue. The point in time at which revenue is recognized is determined in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, and Emerging

Issues Task Force Consensus No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products).

        Substantially all of our operating revenues are telephony services revenue, which is derived primarily from monthly subscription fees that customers are charged under our service plans. We also derive telephony services revenue from per minute fees for international calls and for any calling minutes in excess of a customer's monthly plan limits. Monthly subscription fees are automatically charged to customers' credit cards in advance and are recognized over the following month when services are provided. Revenue generated from international calls and from customers exceeding allocated call minutes under limited minute plans are recognized as services are provided, that is, as minutes are used, and are billed to a customer's credit card in arrears. As a result of our multiple billing cycles each month, we estimate the amount of revenue earned from international calls and from customers exceeding allocated call minutes under limited minute plans but not billed from the end of each billing cycle to the end of each reporting period. These estimates are based primarily upon historical minutes and have been consistent with our actual results.

        We also generate revenue by charging a fee for activating service. Through June 2005, we charged an activation fee to customers in the direct channel. Beginning in July 2005, we also began charging an activation fee in the retail channel. Customer activation fees, along with the related customer acquisition amounts for customer equipment in the direct channel and for rebates and retailer commissions in the retail channel up to but not exceeding the activation fee, are deferred and amortized over the estimated average customer relationship period. The amortization of deferred customer equipment is recorded to direct cost of goods sold. The amortization of deferred rebates is recorded as a reduction to telephony services revenue. The amortization of deferred retailer commissions is recorded as marketing expense. Through December 31, 2004, this estimated customer relationship period was deemed to be 30 months based upon comparisons to other telecommunications companies as we did not have an operating history. For 2005, the estimated customer relationship period was reevaluated based upon our experience and determined to be 60 months. We have applied the 60-month customer relationship period on a prospective basis beginning January 1, 2005. For 2006, we have confirmed that the customer relationship period should be 60 months.

        We also provide rebates to customers who purchase their customer equipment from retailers and satisfy minimum service period requirements. These rebates in excess of activation fees are recorded as a reduction of revenue over the service period based upon the estimated number of customers that will ultimately earn and claim the rebates.

Inventory

        Inventory consists of the cost of customer equipment and is stated at the lower of cost or market, with cost determined using the average cost method. We provide an inventory allowance for customer equipment that has been returned by customers but may not be able to be re-issued to new customers or returned to the manufacturer for credit.

Income Taxes

        We recognize deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using tax rates in effect for the year the differences are expected to reverse. We have recorded a valuation allowance on the assumption that we will not generate taxable income.

Net Operating Loss Carryforwards

        As of September 30, 2006, we had net operating loss carryforwards for U.S. federal and state tax purposes of $491.0 million and $476.8 million, respectively, expiring at various times from years ending

2020 through 2026. In addition, we have net operating loss carryforwards for Canadian tax purposes of $38.0 million expiring through 2013. We also have net operating loss carryforwards for United Kingdom tax purposes of $13.7 million with no expiration date.

        Under Section 382 of the Internal Revenue Code, if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation's ability to use its pre-change of control net operating loss carryforward and other pre-change tax attributes against its post-change income may be limited. The Section 382 limitation is applied annually so as to limit the use of our pre-change net operating loss carryforwards to an amount that generally equals the value of our stock immediately before the ownership change multiplied by a designated federal long-term tax-exempt rate. In addition, we may be able to increase the base Section 382 limitation amount during the first five years following the ownership change to the extent we realize built-in gains during that time period. A built-in gain generally is gain or income attributable to an asset that was held at the date of the ownership change and that had a fair market value in excess of the tax basis at the date of the ownership change. Section 382 provides that any unused Section 382 limitation amount can be carried forward and aggregated with the following year's available net operating losses. Due to the cumulative impact of our equity issuances over the past three years, a change of ownership occurred upon the issuance of our Series E Preferred Stock at the end of April 2005. As a result, $171.1 million of the total U.S net operating losses will be subject to an annual base limitation of $39.4 million. As noted above, we believe we may be able to increase the base Section 382 limitation for built-in gains during the first five years following the ownership change.

        We are currently conducting research to evaluate the impact of Section 382 in relation to our initial public offering consummated on May 30, 2006. The results of which may indicate a further limitation on the utilization of the $319.9 million in domestic net operating losses accumulated since our Series E preferred stock issuance in April 2005.

Stock Based Compensation

        Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25, as allowed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123. Under the intrinsic value method, no stock-based compensation expense for employee stock options had been recognized in our results of operations in prior periods unless the exercise price of the stock options granted to employees and directors was less than the fair market value of the underlying common stock at the date of grant. In accordance with the modified prospective transition method that we used in adopting SFAS 123(R), the consolidated financial statements prior to 2006 have not been restated to reflect, and do not include, the possible impact of SFAS 123(R).

Recent Accounting Pronouncements

        In September 2006, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements". The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently assessing the impact of adopting SFAS 157 on the consolidated financial statements.

        The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year. We believe the adoption of FIN 48 will not have a material effect on our consolidated financial statements.

        In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Instruments, or SFAS 155. SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We will evaluate the impact of SFAS 155 on our consolidated financial statements.

        In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections, or SFAS 154, a replacement of APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. This statement establishes that, unless impracticable, retrospective application is the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. It also requires the reporting of an error correction which involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We believe the adoption of SFAS 154 will not have a material effect on our consolidated financial statements.

        On December 16, 2004, the FASB issued SFAS 123(R), which replaces SFAS 123 and supercedes APB 25. We adopted SFAS 123(R) on January 1, 2006, using the "modified prospective" transition method. SFAS 123(R) requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date. That cost must be recognized in the income statement over the vesting period of the award. Under the "modified prospective" transition method, awards that are granted, modified or settled beginning at the date of adoption will be measured and accounted for in accordance with SFAS 123(R). In addition, expense must be recognized in the statement of income for unvested awards that were granted prior to the date of adoption. The expense will be based on the fair value determined at the grant date.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to financial market risks, including changes in currency exchange rates and interest rates.

  Foreign Exchange Risk

        Our exposure to foreign currency transaction gains and losses is the result of certain net receivables due from our foreign subsidiaries and customers being denominated in currencies other than the U.S. dollar, primarily the British Pound, the Euro, and the Canadian Dollar. Our foreign subsidiaries conduct their businesses in local currency.

  Interest Rate Risk

        We invest in a variety of securities, consisting primarily of investments in interest-bearing demand deposit accounts with financial institutions, money market funds and highly liquid debt securities of corporations and municipalities. By policy, we limit the amount of credit exposure to any one issuer.

        Investments in both fixed rate and floating rate interest earning products carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our income from investments may decrease in the future.

INDUSTRY OVERVIEW

        This discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many factors, including the factors we describe under "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this prospectus.

U.S. Residential Wireline Communications Market

        Residential wireline communications services historically have been offered to consumers by a variety of operators, including traditional local and long distance telephone providers such as AT&T (formerly SBC Communications), BellSouth, Citizens Communications Corp., Qwest, Sprint Nextel and Verizon. However, the competition for residential consumers has increased significantly. In recent years, many cable television service providers added telephone service to their offerings. Improvements in wireless technology have allowed a number of wireless communications providers, many of which are owned by traditional telephone operators, to capture a share of the residential telephone service market, as many former wireline customers have begun to make wireless their sole telephone service. Most recently, improvements in Voice over Internet Protocol, or VoIP, networks, which allow for the transmission of voice signals as digital data over a broadband Internet connection and in many cases require only modest capital investment to build, have created even more competition in the market. A new group of competitors, including start-up companies and existing cable, telephone and Internet providers, now use VoIP to offer telephone service to residential customers.

The Growth in Broadband Adoption in the Home

        VoIP communications are carried as data packets and require a broadband Internet connection that has sufficient bandwidth to deliver the data uninterrupted. As a result, broadband penetration has been a key driver of VoIP's expansion to date. As the Internet has become a bigger part of people's lives and advanced applications have come to require greater bandwidth, broadband use has become more widespread. An increasing array of alternative broadband access technologies, such as wireless broadband and broadband over power lines, is becoming available. The availability of these alternatives is expected to further encourage future broadband deployment and penetration both in the United States and worldwide.

        We believe the rapid deployment of broadband access in the United States and abroad will continue to enable the accelerated adoption of VoIP communications.

VoIP Communications and Providers

        One of the outgrowths from the rapid deployment of broadband connectivity in the United States and abroad has been the accelerated adoption of VoIP.

        VoIP is a technology that enables voice communications over the Internet through the conversion of voice signals into data packets. The data packets are transmitted over the Internet and converted back into voice signals before reaching their recipient. The Internet has always used packet-switched technology to transmit information between two communicating terminals. For example, packet switching allows a personal computer to download a page from a web server or to send an e-mail message to another computer. VoIP allows for the transmission of voice signals over these same packet switched networks and, in doing so, provides an alternative to traditional telephone networks.

        VoIP technology presents several advantages over the technology used in traditional wireline telephone networks that enable VoIP providers to operate with lower capital expenditures and operating costs while offering both traditional and innovative service features. Traditional networks, which require that each user's telephone be connected to a central office circuit switch, are expensive to build and maintain. In contrast, VoIP networks route calls over the Internet using either softswitches or software, both of which are less expensive than circuit switches. In addition, traditional wireline networks use dedicated circuits that allot fixed bandwidth to a call throughout its duration, whether or not the full bandwidth is being used throughout the call to transmit voice signals. VoIP networks use bandwidth more efficiently, allocating it instead based on usage at any given moment. VoIP technology also presents the opportunity to offer customers attractive features that traditional telephone networks cannot easily support, such as online call management and self-provisioning (the ability for customers to change or add service features online).

        Traditional telephone companies originally avoided the use of VoIP networks for transmitting voice signals due to the potential for data packets to be delayed or lost, preventing real-time transmission of the voice data and leading to poor sound quality. While a delay of several seconds in downloading a webpage or receiving an e-mail generally is acceptable to a user, a delay of more than a millisecond during a live, two-way voice conversation is not satisfactory. Original VoIP services, which were pioneered in the mid-1990s, were typically only PC-to-PC, requiring two personal computers to be in use at the same time. Early international calling card services, which allowed users to dial abroad for significantly discounted rates, also relied on a form of VoIP technology. These initial VoIP services often suffered from dropped calls, transmission delays and poor sound quality because of bandwidth limitations. As a result, VoIP initially developed a poor reputation for service quality relative to traditional fixed line telephone service. Subsequent increases in bandwidth, driven by increased broadband penetration, and improvements in packet switching, signaling, and compression technology have significantly enhanced the quality and reliability of VoIP calls.

        Today, VoIP technology is used in the backbone of many traditional telephone networks, and VoIP services are offered to residential and business users by a wide array of service providers, including established telephone service providers. These VoIP providers include traditional local and long distance phone companies (such as AT&T, BellSouth, Qwest and Verizon), established cable companies (such as Cablevision, Charter Communications, Comcast, Cox and Time Warner Cable), competitive telephone companies (such as Time Warner Telecom), Internet service providers (such as AOL, Earthlink and MSN) and alternative voice communications providers (such as Vonage and Skype).

        While all of these companies provide residential VoIP communications services, each group provides those services over a different type of network, resulting in important differences in the characteristics and features of the VoIP communications services that they offer. Traditional wireline telephone companies offering VoIP services to consumers do so using their existing broadband DSL networks. Similarly, cable companies offering VoIP communications services use their existing cable broadband networks. Because these companies own and control the broadband network over which the VoIP traffic is carried between the customer and public switched telephone network, they have the advantage of controlling a substantial portion of the call path and therefore being better able to control call quality. In addition, many of these providers are able to offer their customers additional bandwidth dedicated solely to the customer's VoIP service, further enhancing call quality and preserving the customer's existing bandwidth for other uses. However, these companies typically have high capital expenditures and operating costs in connection with their networks. In addition, depending on the structure of their VoIP networks, the VoIP services provided by some of these companies can only be used from the location at which the broadband line they provide is connected.

        Like traditional telephone companies and cable companies offering VoIP services, alternative voice communications providers, such as Vonage, also connect their VoIP traffic to the public switched telephone network so that their customers can make and receive calls to and from non-VoIP users. Unlike traditional telephone companies and cable companies, however, alternative voice communications providers do not own or operate a private broadband network. Instead, the VoIP services offered by these providers use the customer's existing broadband connection to carry call traffic from the customer to their VoIP networks. These companies do not control the "last mile" of the broadband connection, and, as a result, they have less control over call quality than traditional telephone or cable companies do. However, these companies have the operating advantage of low capital expenditure requirements and operating costs.

        A third group of VoIP providers, such as America Online, Google, Microsoft, Skype (a service of eBay) and Yahoo!, generally offers or has announced intentions to offer VoIP services principally on a PC-to-PC basis. These providers generally carry their VoIP traffic for the most part over the public Internet, with the result that VoIP services are often offered for free, but can only be used with other users of that provider's services. Many of these providers offer a premium service that allows customers to dial directly into a public switched telephone network. In addition, while no special adapters or gateways are required, often customers must use special handsets, headsets or embedded microphones through their computers, rather than traditional telephone handsets.

BUSINESS

Overview

        We are a leading provider of broadband telephone services with over 2.0 million subscriber lines as of September 30, 2006. Utilizing our innovative Voice over Internet Protocol, or VoIP, technology platform, we offer feature-rich, low-cost communications services that offer users an experience similar to traditional telephone services. While customers in the United States currently represent over 95% of our subscriber lines, we continue to expand internationally, having launched our service in Canada in November 2004 and in the United Kingdom in May 2005. Since our initial launch in October 2002, we have experienced rapid subscriber line growth. For example, we more than tripled our subscriber lines during 2005.

        We offer our customers a variety of service plans, each of which has a fixed monthly fee. Each of our service plans includes a full suite of features typically offered by traditional circuit-switched telephone service providers, such as call waiting, caller ID and call forwarding. In addition, we offer several enhanced features at no additional charge that are not typically offered by traditional telephone service providers, such as area code selection, web- and e-mail-based voicemail and an account management website that allows customers to add or change their features online. We also offer a number of premium services for an additional fee, such as toll free numbers, fax numbers and virtual phone numbers. We offer low international per minute calling rates for calls to locations outside the United States, Puerto Rico, and Canada. We believe the combination of these factors allows us to offer an attractive value proposition to our customers.

        Our customers can make and receive calls using a standard telephone plugged into a portable Vonage-enabled device almost anywhere a broadband Internet connection is available. We transmit these calls using VoIP technology, which converts voice signals into digital data packets for transmission over the Internet. We provide our service by using our customers' existing broadband Internet connections, eliminating the need for us to build or lease costly "last-mile" networks. In addition, our network is based on internally developed software and industry standard servers, rather than the more expensive circuit switches used by traditional telephone service providers. This network design enables us to monitor, maintain and expand our network quickly and efficiently while realizing capital and operating cost savings.

        We have invested heavily to build a strong brand that helps drive our subscriber growth. We employ an integrated marketing strategy that includes extensive television, online, direct mail, telemarketing, print and radio advertising, a customer referral program and a range of other promotions, all designed to build our brand, attract new subscribers and retain existing customers. For example, according to Nielsen//NetRatings, an independent Internet media and market research firm, we were the top advertiser on the Internet from January 2005 through the first quarter of 2006 based on estimated spending and impressions. We employ a broad distribution strategy and acquire customers through our websites, our toll free numbers and our presence in leading retail outlets, including Best Buy, Circuit City, CompUSA and RadioShack stores.

Our Strengths

        We believe we have the following strengths:

  •
  VoIP Market Position and Brand.    We are a leading provider of broadband telephone services to residential customers in the United States. Since our inception through September 30, 2006, we have raised approximately $1.1 billion of capital and spent approximately $583.2 million for online, television, print, radio and promotional marketing campaigns designed to build our brand and to attract and retain customers. In July 2005, Frost & Sullivan, a global growth consulting company, called us "synonymous with VoIP" in presenting us with their Award for Brand

    Development Strategy Leadership, which was awarded in recognition of our strong marketing and brand development activities. We believe our strong brand recognition has enhanced our ability to sell our services through direct and retail distribution channels, allowing us to capitalize on growing market demand for broadband and VoIP.

  •
  Attractive Value Proposition.    We offer our customers an attractive value proposition: quality communications services with standard and enhanced features at prices considerably lower than those of traditional telephone services. Our most popular calling plan offers typical residential customers unlimited calling minutes within the United States and to Puerto Rico and Canada any time of the day, any day of the week, for $24.99 per month plus applicable fees and taxes. Beginning in May 2006, we started offering free calls to certain European countries for customers who use our Residential Premium Unlimited Plan. All of our plans include innovative applications such as area code selection, online account management and personalized web-enabled voicemail and basic features such as caller ID, call waiting and call forwarding, all at no additional cost. Another key aspect of our value proposition is the portability of our service, enabling our customers to use Vonage-enabled devices to make and receive calls with their Vonage phone numbers almost anywhere that a broadband Internet connection is available.

  •
  Innovative, Low-Cost Technology Platform.    We have invested significant resources in creating and maintaining our innovative software and network technology platform. We believe this technology platform not only provides us with a competitive advantage over many other VoIP service providers but also allows us to maintain a low cost structure relative to traditional telephone and cable companies by:

  •
  leveraging our customers' existing broadband Internet connections, which eliminates our need to construct or maintain costly "last mile" telecommunications networks to reach our customers;

  •
  using software rather than more expensive circuit switches or dedicated softswitches to route calls over our network;

  •
  enabling us to remotely configure, monitor and update features in real time without the need for a costly field service visit from a technician;

  •
  enabling our customers to add or change their service features online, reducing our customer care expenses;

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  allowing us to offer plug-and-play, Vonage-enabled devices that our customers can connect by themselves to access our service, making our service portable and also eliminating the need for a costly field service visit from a technician; and

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  providing for an online billing and automated payment system, which lowers costs by reducing the number of employees dedicated to billing and collection functions and eliminating the need for paper bills.

        Our technology platform is scaleable, meaning that we require only modest capital investments in physical plant, and, as the needs of our growing customer base increase, we can augment our capacity at a low incremental cost. Our platform also allows us to enter new markets rapidly and offer our services at attractive prices. Our development team continuously works to enhance our technology, develop new features and maintain our leadership position in broadband telephone services.

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  Strong Distribution.    We have developed both a strong direct sales channel, represented by our websites and toll free numbers, and an extensive retail distribution channel. We support both our direct and retail distribution channels through integrated advertising campaigns.

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    In the first nine months of 2006, we generated approximately 87% of our net subscriber line additions through our direct sales channel. Our online advertisements are linked directly to our website, where prospective customers can immediately subscribe to our services.

    •
    In the first nine months of 2006, we generated approximately 13% of our net subscriber line additions through our retail sales channel. Our service currently is available at the outlets of leading national and regional retailers, including Best Buy, Circuit City, CompUSA, RadioShack and Fry's. As the bestselling VoIP brand in the United States, we believe that retailers give us prominence over other VoIP providers in their selling space and direct most customer inquiries about VoIP to our service. We also believe that we provide an attractive VoIP offering for national retail chains because our service offering in the United States is national, unlike that of cable and traditional telephone companies. In addition, we have relationships with popular equipment manufacturers, such as Linksys, Motorola, Uniden and VTech, that have enhanced our attractiveness to retailers, who can cross-promote our products with the products of these major manufacturers, further strengthening our sales within the retail channel. More recently we have worked with manufacturers to have Vonage-certified VoIP chipsets installed in a variety of common communications devices, such as cordless phones. By introducing such common use products, we believe we will both expand our presence beyond electronics stores into general interest retailers and increase the attractiveness of our product to mainstream consumers.

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  Customer Loyalty.    We believe that we have a satisfied, loyal customer base, which is evidenced by our churn and customer referral rates. For the first nine months of 2006, we experienced average monthly customer churn of 2.4%. Our churn rate among those U.S. direct and retail customers with us for more than six months was lower. During this same time period, approximately 11% of the net subscriber line additions through our direct sales channel, representing 10% of our net subscriber line additions overall, resulted from referrals from existing customers under our

  Refer-a-Friend program, significantly supplementing our other sales efforts. We believe that this customer loyalty provides us with an important platform for continuing to grow our business.

Our Strategy

        We believe that our strong brand identity and reputation for quality communications services are instrumental to building our customer base. Our core business strategy is to enhance our brand image and the quality of our services in order to attract new customers. As we build on our leading brand and our above-mentioned strengths, we are pursuing the following additional business strategies:

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  Develop Additional Innovative Features and Products.    We believe our technology, product innovation and strategic relationships have helped us achieve our leadership position in broadband telephone services. Our product development team works to improve our technology platform and develop additional features that we believe will be valued by our customers. Our relationship with Texas Instruments, for example, has resulted in the development of a Vonage-certified reference design and related chipsets that can be incorporated into telephone and networking devices, such as VTech cordless telephones and Linksys wireless routers, allowing purchasers of these devices to subscribe to Vonage services without obtaining additional hardware. To help maintain our leadership position, we intend to further develop our relationships with leading semiconductor chip and consumer device manufacturers to ensure that our customers can access our services using a wide variety of attractive equipment alternatives in the future. For instance, in April 2006 we entered into a relationship with Broadcom Corporation to develop VoIP chipsets for future products.

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  Expand Distribution Capabilities.    We seek to further expand our distribution capabilities to achieve greater adoption among mainstream consumers. We plan to continue to execute robust marketing campaigns to support both our direct and retail sales channels and offer a wider variety of attractive equipment alternatives to further drive mainstream adoption of our service. Additionally, we intend to grow our existing relationships and develop new relationships with major retailers in order to enhance and reinforce the Vonage brand in mainstream consumers' minds and reach them in a familiar sales environment. For example, we have expanded the number of third-party field personnel who visit thousands of stores every month on our behalf to promote Vonage product knowledge, to check on product placement and availability and to drive in-store sales efforts. We also plan to offer a wider variety of attractive equipment alternatives to help continue to drive mainstream adoption of our services.

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  Continue to Improve the Customer Experience.    We have been successful at building our customer base while managing customer churn. As we seek to expand our business, we will continue to focus on maintaining a positive customer experience. We also will further enhance our automated online account management system, which already allows our customers to monitor their call activity, listen to voicemails, add lines, change features and plans, check their bills and make customer referrals online. We will continue to enhance our live customer care through the strategic use of outsourcing, such as for device installation support.

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  Expand into New Geographic Markets.    Our technology platform allows us to enter new markets with modest capital expenditures. We evaluate new markets based on the number of broadband customers, competitive landscape and regulatory environment. We already have launched services in the United States, Canada and the United Kingdom and intend to take advantage of our modular and scaleable technology platform to selectively expand into additional international markets over time, subject to regulatory and other considerations. In certain countries, we may need to conduct business through a joint-venture with a local partner.

Service Offerings

        We offer our broadband telephone services to customers through a variety of service plans with different pricing structures. All of our service plans include an array of both basic and enhanced features, and customers have the opportunity to purchase a number of premium features at an additional fee. In order to access our service, a customer need only connect a standard touch-tone telephone to a broadband Internet connection through a small Vonage-enabled device. After connecting the device, our customers can use a standard telephone to make and receive calls.

Plans

        Within the United States, we currently offer two residential calling plans and two calling plans that cater to small offices or home offices. Each plan offers calling within the United States and to Puerto Rico and Canada, plus a package of enhanced services and features, for a fixed monthly fee. Beginning in May 2006, we started offering free calls to certain European countries for customers who use our

Residential Premium Unlimited plan. In addition, we offer low international calling rates for calls to other locations. Our primary U.S. service plans are as follows:

Monthly Plans	Monthly Minutes Within the U.S., Puerto Rico and Canada	Monthly Fee
Residential Premium Unlimited	Unlimited minutes	$24.99
Residential Basic 500	500 minutes included (3.9¢ per additional minute)	$14.99
Small Business Unlimited	Unlimited minutes + dedicated fax line with 500 minutes of outgoing service included (3.9¢ per additional fax minute)	$49.99
Small Business Basic	1,500 minutes included + dedicated fax line with 500 minutes of outgoing service included (3.9¢ per additional minute)	$39.99

        We also offer other plans, including Residential Fax Service, Business Fax and SoftPhone, which are described below. As of September 30, 2006, approximately 90% of our U.S. subscriber lines were for residential service, and approximately 73% of those residential subscriber lines were the premium unlimited plan. We offer similar plans in Canada and the United Kingdom.

        In addition to our current small business plans, which target the small office and home office market, we are currently testing new business plans that will serve small companies with up to 100 lines. We do not expect to launch these new business plans in the near term.

Basic Features

        Each of the above-referenced plans provides a number of our basic features, including:

• Call Waiting	• Caller ID Block (*67)	• International Call Block
• Caller ID with Name	• Call Forwarding	• Repeat Dialing
• 3-Way Calling	• Call Return (*69)

Enhanced Features

        All of our calling plans include a wide range of enhanced features at no additional charge to our customers, such as:

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  Area Code Selection.    Customers can select from approximately 247 U.S. area codes for their telephone number for use with our service, regardless of physical location.

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  Service and Number Mobility.    Our service is portable. Our customers can use their Vonage phone numbers to make and receive calls almost anywhere in the world that a broadband Internet connection is available by taking their Vonage-enabled device with them or using a Vonage V-Phone, WiFi phone or SoftPhone.

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  Online Account Management.    Customers can view and manage their accounts online. Our service provides capabilities such as real-time feature management, call forwarding options and a lifetime call activity log.

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  Personalized Web-Enabled Voicemail.    Our service allows customers to receive e-mail notification of a voicemail with the voice message attached to the e-mail message as an audio file. Our customers can also check and retrieve voicemails online or from any touch-tone phone.

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  Instant Messaging.    We recently entered into an agreement with a third party which will enhance our package of communications offerings, allowing for PC to PC communications. The software program is in the early stage of development.

Premium Services

        We also offer a number of premium services for additional costs. These services include:

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  Virtual Phone Number.    A customer can have additional inbound telephone numbers that ring on a primary subscriber line, each for an additional fee. Each of these inbound telephone numbers can have a different area code. For example, a customer living in New York City with a New York City phone number can purchase a Los Angeles virtual phone number that rings on the customer's primary subscriber line. In this instance, a caller from Los Angeles could call the customer's virtual phone number and be billed as if the customer were in Los Angeles. The current monthly fee in the United States is $4.99 per U.S. virtual phone number. In addition to U.S. virtual phone numbers, we offer virtual phone numbers from Canada, France, Italy, the Republic of Ireland, Mexico, Spain and the United Kingdom. Through relationships with third parties, we plan to offer virtual phone numbers in additional countries. Virtual phone numbers are not included in our subscriber line count.

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  Toll Free Plus.    A customer can have toll free numbers that ring on an existing subscriber line. The current monthly fee in the United States is $4.99 per toll free number and includes 100 incoming minutes per month, with customers charged a per minute fee of 4.9 cents thereafter. Toll free numbers are not included in our subscriber line count.

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  Vonage SoftPhone.    A SoftPhone is a software application that can be downloaded and installed on computers, laptops and WiFi-enabled personal digital assistant devices. It enables a user to use a computer as a full-functioning telephone, with its own phone number, through a screen-based interface that works just like a telephone keypad. The current monthly fee in the United States is $9.99 for 500 minutes of calling per month within the United States, Puerto Rico and Canada and 3.9 cents per minute thereafter.

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  Residential Fax Service.    We offer 250 minutes of outgoing fax service within the United States, Puerto Rico and Canada on a dedicated fax line for $9.99 per month, plus unlimited incoming faxes, with customers charged a per minute fee of 3.9 cents thereafter.

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  Business Fax Service.    We offer 500 minutes of outgoing fax service within the United States, Puerto Rico and Canada on a dedicated fax line plus unlimited incoming faxes, with customers charged a per minute fee of 3.9 cents thereafter. One business fax line is included in each of our business calling plans. We offer additional business fax lines for a monthly fee in the United States of $9.99 per line.

Devices

        We believe that our ability to offer a variety of devices with enhanced features and capabilities differentiates our service offering from that of many of our competitors. Our plug-and-play Vonage-enabled devices permit our customers to take their equipment to different locations where broadband service is available as well as switch to different Internet service providers and continue to make and receive calls on their Vonage phone numbers. We offer our customers a range of equipment alternatives for their Vonage-enabled devices based upon our relationships with leading technology companies.

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  Analog Telephone Adapter.    Our analog telephone adapters, which convert analog audio signals into digital data packets for transmission over the Internet, are plugged in between the customer's touch-tone telephone and existing broadband Internet connection. We currently offer stand-alone adapters manufactured by Linksys and D-Link.

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  Integrated Adapter and Router.    Our integrated adapters and routers simplify installation by combining a standard adapter and a broadband router in one device. We currently offer these devices, which are manufactured by Linksys and Motorola, with standard and WiFi-enabled routers.

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  Integrated Cordless Phone, Adapter and Router.    In July 2005, we launched our first cordless multi-phone system, which is manufactured by VTech. This device offers customers further integration of customer equipment by integrating a standard cordless phone system, our adapter and a router into one device. These cordless multi-phone systems are designed to appeal to mainstream consumers. In addition, Uniden, a leading cordless phone manufacturer, launched a similar Vonage-enabled cordless phone in early 2006.

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  WiFi Phone.    The UTStarcom F1000 WiFi phone is a pocket-sized, wireless Internet phone that uses Vonage service by connecting to wireless Internet access points, also known as WiFi hotspots, worldwide. The WiFi phone works at open WiFi hot spots or certain compatible encrypted sites.

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  V-Phone.    In June 2006 we launched, the Vonage V-Phone, a USB compatible phone designed for use with our service. Vonage software comes pre-loaded on the V-Phone and updates itself on the device's 256 MB flash drive. The V-phone comes with a standard 2.5 mm stereo earpiece microphone and customers can make and receive calls by plugging the device into any Windows-based laptop or PC with a high speed broadband internet connection.

Network Operations

        Our network operations are conducted by our wholly owned subsidiary, Vonage Network Inc., which holds our networking equipment and employs the personnel who develop our technology.

How Vonage Calls Work

        When our customer picks up the telephone and makes a call, our equipment and network transmit the call through the following process:

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  the call starts from the phone handset and travels to the customer's Vonage-enabled device, which then converts the analog audio signals into digital data packets;

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  the digital data packets are sent through the customer's existing broadband connection over the Internet to our call processing center; and

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  the digital data packets are routed by our call processing center in one of two ways depending upon the call recipient:

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  for recipients who use Vonage, the digital data packets are routed directly over the Internet to the recipient's location and converted back to analog signals by the recipient's Vonage-enabled device;

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  for recipients who are not Vonage customers, the digital data packets are routed through one of our regional data connection points, which converts the digital data packets back to analog signals and routes the call to the public switched telephone network.

        If someone who does not have Vonage service calls a Vonage customer, the call is routed over the public switched telephone network to a gateway at one of our regional data connection points, where the analog signal is converted into digital data packets, and we route the call over the Internet through our call processing center to our customer.

        Our scaleable network architecture and centrally managed technology platform are designed to provide customers with the familiar functions and ease of use associated with traditional telephone service while allowing us to maintain and upgrade our network without significant capital expenditure and to provide our services at a low cost. Our network is based on internally developed software, rather than the expensive circuit switches and softswitches used by other telephone service providers. We have also developed a number of software systems, such as our web-based billing system, that provide our customers with valuable features while simultaneously enabling us to manage our business more efficiently.

Core Network Elements

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  Vonage-Enabled Devices.    We work with a number of leading equipment manufacturers to provide our customers with a variety of equipment alternatives while ensuring that all devices have the functionality found in our standard Vonage-enabled adapter.

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  Call Processing Centers.    Our call processing centers communicate with the equipment at the Vonage customer's location to authenticate and authorize access to our network. The call processing centers are also responsible for all call signaling in our network, such as initiating phone calls, delivering inbound calls to a customer's phone, and other calling features such as call forwarding. The call processing centers are built from our internally developed software and industry-standard servers and make use of techniques in distributed computing.

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  Regional Data Connection Points.    Calls into or out of our network, where one of the parties is not a Vonage customer, are interconnected with the public switched telephone network at 24 regional data connection points, 20 of which are in the United States. Our interconnections with the public switched telephone network are made pursuant to agreements we have with several telecommunications providers. Under these agreements, we transfer calls originated by our customers to other carriers who connect the call to the called party. We pay a per-minute charge for this. The calls are transferred from our equipment to other carriers at connection points that are typically housed in small co-location facilities in which we lease space from other telecommunications providers. We generally pay monthly for this co-location, based on the amount of space we use. As we expand, we launch additional regional data connection points to reduce our network transport and other costs. This method of connecting to the public switched telephone network allows us to expand capacity quickly, as necessary to meet call volume, and to provide redundancy within our network. Our business is not substantially dependent upon our agreements with other carriers or our interconnection agreements, because we can easily substitute other telecommunications providers in order to obtain the same or similar service at similar cost.

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  Agreements with E-911 Service Providers. To enable us to effectively deploy and provide our E-911 service, we currently maintain agreements with several E-911 service providers. Intrado, Inc. maintains an extensive PSAP database for the purpose of deploying and operating E-911 services. The database includes contact, technical infrastructure, boundary and routing information for delivery of calls to PSAP or emergency service providers in the United States. Our agreement with Intrado, Inc. will continue through July 2008, and we have the option to extend the agreement for successive one-year terms thereafter.

    Our agreement with Level 3 Communications assists us in the routing and termination of E-911 calls. For those customers located in an E-911 area serviced by our agreement with Level 3 Communications, emergency calls are routed directly to an emergency service dispatcher at the PSAP in the area of the customer's registered location. The dispatcher will have automatic access to the customer's telephone number and registered location information. The agreement continues on a month-to-month basis unless terminated by us or by Level 3 Communications upon thirty days written notice.

    While our new E-911 service being deployed in the United States is designed to route calls in a fashion similar to traditional wireline services, our new E-911 capabilities are not yet available in all locations. Some of the emergency calls of customers located in areas where we are currently unable to provide either E-911 or the basic 911 services are routed to a national call center that is run by TeleCommunication Systems, Inc. and operates 24 hours a day, seven days a week. The call center operator will coordinate connecting the caller to the appropriate PSAP or emergency services provider. TeleCommunication Systems, Inc. also maintains an extensive PSAP database for the purpose of deploying and operating E-911 services. The database includes contact, technical infrastructure, boundary and routing information for delivery of calls to PSAP or emergency service providers in the United States. Our agreement with TeleCommunication Systems, Inc. will continue through June 2008, and then will automatically renew for one-year periods thereafter, unless either we or TeleCommunication Systems, Inc. notifies the other party within sixty days of the expiration of the relevant period.

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  Other Agreements. We have entered into agreements with several service providers to assist us with operations. We support local number portability for our customers, which allows new customers to retain their existing telephone numbers when subscribing to our services. We rely on our agreement with Synchronoss Technologies Inc. to facilitate the transfer of customers telephone numbers. This agreement will continue through February 2007, and we may extend the agreement for successive one-year terms thereafter.

    Third Party Verification, Inc. performs the third party verification of pertinent local number portability information from our subscribers. This verification is an integral process step prior to porting a customer from one local telephone company to another. Our agreement with Third Party Verification, Inc. will continue through May 2009, and will automatically renew for one-year periods thereafter, unless either we or Third Party Verification, Inc. notifies the other party within sixty days of the expiration of the relevant period.

    Our agreement with NeuStar, Inc. provides us with certain operations support systems services that enable us to implement our local number portability solution. Pursuant to the agreement, NeuStar, Inc. enables us to exchange information with other communication service providers to facilitate the transfer of new customers' telephone numbers when subscribing to our services. This agreement will continue through December 2009, unless either we or NeuStar, Inc. experience any of several insolvency events defined in the agreement, or commit any event of default defined in the agreement.

Other Key Systems

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  Network Operations Center.    We currently maintain a network operations center at our headquarters and redundancies at several points within our network. The network operations center monitors and manages the status and health of our network elements, allowing us to manage our network in real time, respond to alert notifications and re-route network traffic as needed. We pursue a multi-faceted approach to managing our network to ensure high call quality and reliable communications services to our customers.

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  Back Office Systems.    In addition to our network management systems, we have developed a number of software systems that enable us to manage our network and service offering more efficiently and effectively. Key aspects of these systems include:

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  Customer Device Management System.    We have developed a suite of software solutions that enable us to remotely provision, monitor and configure customer devices and services. When we develop new service offerings or software solutions, we can securely update a customer's equipment and software features in real time without the need for costly field visits.

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  Web Portal.    We provide a fully functional customer web portal that allows our customers to configure and manage almost all aspects of their service on the Internet. In addition, we have developed our own scaleable web-based billing system that allows our customers to access all of their call usage and billing details.

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  Reporting Tools.    To enhance our network operations efforts, we have a series of internally developed monitoring and reporting tools that enable us to more effectively manage our network and quickly and efficiently recognize and respond to potential issues.

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  Emergency Calling Service and Enhanced 911 Service.    We are currently deploying E-911 service that is comparable to the emergency calling services provided to customers of traditional wireline telephone companies in the same area. For customers in areas where our E-911 service is available, emergency calls are routed, subject to the limitations discussed below, directly to an emergency services dispatcher at the public safety answering point, or PSAP, in the area of the customer's registered location. The dispatcher will have automatic access to the customer's telephone number and registered location information. However, if a customer places an emergency call using the customer's Vonage-enabled device in a location different from the one registered with us, the emergency call will be routed to a PSAP in the customer's registered location, not the customer's actual location at the time of the call. Every time a customer moves his or her Vonage-enabled device to a new location, the customer's registered location information must be updated and verified. Until this occurs, the customer will have to verbally advise the emergency dispatcher of his or her actual location at the time of the call and wait for the call to be transferred, if possible, to the appropriate local emergency response center before emergency assistance can be dispatched.

  In some cases, even under our new 911 service, emergency calls may be routed to a PSAP in the area of the customer's registered location, but such PSAP will not be capable of receiving our transmission of the caller's registered location information and, in some cases, the caller's phone number. Where the emergency call center is unable to process the information, the caller is provided a service that is similar to the basic 911 services offered to some wireline telephone customers and some wireless customers. In these instances, the emergency caller may be required to verbally advise the operator of their location at the time of the call and, in some cases, a call back number so that the call can be handled or forwarded to an appropriate emergency dispatcher.

  The emergency calls of customers located in areas where we currently do not provide either E-911 or the basic 911 described above are either routed directly to the PSAP in the area of the customer's location or supported by a national call center that is run by a third party provider and operates 24 hours a day, seven days a week. In these cases, a caller must provide the operator with his or her physical location and call back number. If a customer reaches the call center, the operator will coordinate connecting the caller to the appropriate PSAP or emergency services provider. Our E-911 service does not support the calls of our V-Phone, WiFi phone and SoftPhone users. The emergency calls of our V-Phone, WiFi phone and SoftPhone users are supported by the national call center.

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  Security.    We have developed a service architecture and platform that use industry-standard security techniques and allow us to remotely manage customer devices. Any Vonage-enabled device used by our customers can be securely managed by us, and these devices use authentication mechanisms to identify themselves to our service in order to place and receive calls. We regularly update our protocols and systems to protect against unauthorized access.

Technology and Development

        We conduct substantial ongoing technology development to continually strengthen our network platform and enhance the communications services we offer to our customers. We seek to hire talented and innovative engineers and software programmers to solve challenging problems in areas such as distributed computing and high availability systems. For example, through our patent-pending SIP-thru-NATSM technology, we have developed the ability to provide VoIP phone service to a customer whose Vonage-enabled device is located behind a network firewall without requiring any manual configuration.

        Key technology initiatives include the following:

Cost-Effective Scaleability

        Our rapid growth requires us to quickly and efficiently scale our operations to meet increased call volume, while continuing to ensure call quality and service reliability. We continue to research new hardware and software technologies that will further enable us to grow. We also identify and use commercial products and systems from vendors, such as Oracle, Cisco and IBM, where appropriate.

Customer Equipment Alternatives

        We believe that our customers desire a wide array of equipment alternatives for accessing our services. As a result of our development efforts with Texas Instruments, Vonage-certified chipsets and reference designs can be incorporated in computing and telephony devices. Another equipment alternative is a wireless handset that was developed by UTStarcom using its own technology. This wireless handset, which was released in the second half of 2005, is an integrated phone and adapter employing WiFi technology that allows customers to use Vonage phone service while roaming throughout an enterprise campus, home or public WiFi network. We continue to pursue additional strategic relationships with leading semiconductor chip manufacturers, similar to our existing relationship with Texas Instruments.

Service Features

        We have developed a variety of service features that we offer to our customers in addition to the basic local and long-distance voice services we provide. We continue to develop and offer new service features we believe our customers will find attractive.

Marketing

        Our marketing objective is to acquire customers cost-effectively while continuing to build brand image and awareness. We target both the residential and small office and home office market segments, and our advertising themes promote product value, attractive features and simplicity of use.

        We employ an integrated marketing strategy consisting of extensive television, online, direct mail and telemarketing, print and radio advertising, a customer referral program and a range of other promotions, all designed to build our brand, attract subscribers and retain existing customers. Our strategy is designed to drive customer acquisition through all of our sales channels. We monitor the results of our marketing efforts closely in a number of ways, including the cost of acquiring new subscriber lines, to evaluate which approaches produce the best results and deploy our marketing resources accordingly.

        A majority of our marketing budget is used for our extensive online advertising campaign. We use banner advertisements, search engine key words and text links. Our advertising placement emphasizes large Internet portals and ad networks, such as Yahoo!, Google and MSN. According to Nielsen//NetRatings, an independent Internet media and market research firm, we were the top advertiser on the Internet from January 2005 through the first quarter of 2006 based on estimated spending and impressions. Our online advertisements link directly to our website, where customers can immediately subscribe to our services.

        In late December 2004, we launched a television advertising campaign in conjunction with our existing Internet and print commercials to extend the reach of our brand awareness. Our television campaigns have been successful, as measured by the increase in our customer growth after introduction of the campaigns. They are generally 30-second spots that run on national cable and network stations. We have been able to enhance our television advertisement purchases through the strategic purchase of specific time slots when possible.

        We believe the scale of our advertising program has given us greater purchasing power than many of our competitors and has enabled us to negotiate favorable pricing arrangements. Unlike our regional competitors, we are able to leverage national advertising campaigns. We are opportunistic in our purchase of available advertising slots and keep part of our budget in reserve to take advantage of last-minute opportunities. This approach often provides significant cost savings, enabling us to reach a greater number of potential customers more cost-efficiently.

        We augment these marketing efforts with Refer-a-Friend, our online customer referral program. Under this program, existing customers can use the Vonage website to send e-mails to their friends that describe our service offerings and track their responses. In return for referring a new customer, both the new and the existing customer receive a service credit. Approximately 11% of the net subscriber line additions through our direct sales channel, representing 10% of our net subscriber line additions, during the first nine months of 2006 resulted from customer referrals.

Sales and Distribution

Direct Sales

        The primary sales channel for our service historically has been online direct sales. Customers can subscribe to our services at our websites, http://www.vonage.com, http://www.vonage.ca and

http://www.vonage.co.uk, or through our toll free number. We complement this sales channel with outbound telephone direct sales. In the first nine months of 2006, approximately 87% of our net subscriber line additions were added through our direct sales channel.

Retail Sales

        In addition to our direct sales channel, we have experienced strong growth driven through our retail channel. Our service currently is available at the outlets of leading national and regional retailers, including Best Buy, Circuit City, CompUSA and RadioShack. We believe that the availability of our devices through premier retailers enhances and reinforces the Vonage brand with consumers and that the retail channel increases our ability to acquire mainstream consumers by reaching them in a familiar and interactive shopping environment. By working with manufacturers to have Vonage-certified VoIP chipsets installed in a variety of common communications devices, such as cordless phones, we believe we will expand our presence beyond electronics stores into general interest retailers. As there is limited space in the stores of leading retailers, we believe our presence in them provides us with a competitive advantage in new subscriber line acquisitions. We also benefit from the co-marketing of our service with broadband Internet connectivity, customer equipment and home networking equipment by some of our retailers.

        We believe that we provide an attractive VoIP offering for national retail chains and that retailers give our displays prominence in their selling space and direct most customer inquiries about VoIP to our service. In addition, because our service offering in the United States is national, our retail product offerings have greater appeal to large regional and national chains than the offerings of cable operators and local telephone companies, which are regional. In our ongoing effort to reach more customers and build our brand, we continually build our retail relationships and work to increase our retail store presence. We currently are negotiating with several major retailers to expand our retail sales network.

        We have seen increases in retail sales over time, which accounted for 13% of our net subscriber line additions in the first nine months of 2006, and we anticipate further growth from our retail sales relationships. The following table lists our major retail sales relationships, each of which has been in place since at least December 2004:

• Amazon.com	• CompUSA	• Sam's Club
• Best Buy	• Fry's	• Staples
• Buy.com	• J&R Music World	• Staples Business Depot (Canada)
• Circuit City	• RadioShack	• The Source by Circuit City (Canada)

        In addition, we recently launched a retail presence through WalMart, Target, Micro Center, London Drugs (Canada), Best Buy/Future Shop (Canada), Office Depot (Canada), CompuSmart (Canada), Staples (UK), Comet (UK), Maplin (UK) and broadbandbuyer.co.uk (UK).

Customer Relations

  Customer Service

        We offer our customers support 24 hours a day, seven days a week through both our online account management website and our toll free number. We believe that many customers use our online account management website first when they have a question or problem with their service and that many of them are able to resolve their concerns online without needing to speak to a customer care representative.

        Our customers can manage almost all aspects of their accounts online. This capability both empowers our customers through self-service and reduces our customer care expenses. Through our comprehensive real-time online account management website, customers can:

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  sign up for our service or activate their service after purchasing a Vonage-enabled device in a retail store;

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  view a lifetime log of their incoming and outgoing calls, including the name and telephone number of most callers or recipients of their calls;

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  listen to their voicemail and change their voicemail settings, including the number of seconds before a call goes into voicemail and the e-mail address to which notifications and audio files of voicemails are automatically sent;

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  view an itemized list of their charges, on a real-time basis as each service is added or phone call or fax is made;

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  add, change or terminate features of their service, such as virtual phone numbers and toll free numbers;

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  change their call forwarding, international call blocking and call waiting settings; and

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  adjust their call quality levels in order to conserve bandwidth.

        Customers also can access a library of frequently asked questions we have posted on our account management website to troubleshoot common service issues and can send further questions or problems to customer care by e-mail.

        Customers who cannot or do not wish to resolve their questions through our website can contact a live customer care representative through our toll free number. We staff our customer care hotline through a combination of our own employees and outsourced customer care representatives. Customer calls are handled by one of three tiers of trained responders, based on the nature and complexity of the customer's question or problem. We also have a separate team of Vonage employees dedicated to resolving customers' complex local number portability issues that could not be handled by our outsourced personnel.

        We are expanding and improving our customer care team in order to support the rapid growth of our business. All new customer care representatives are trained through an established program developed and led by Vonage employees. We also offer continuing training programs for our existing employees, which employees can use to improve their skills and advance to new positions in our company.

        We also continue to evaluate our customer care systems and invest in new applications to improve our responsiveness. For example, in March 2005 we upgraded our call center technology, which expanded our call center capacity and improved our call and staff management capability. In the third quarter of 2006, our average monthly customer churn increased to 2.6%, from 2.3% in the quarter ended September 30, 2006. We believe this is due to our rapid growth and inability to hire enough qualified customer care employees, which led to less than satisfactory customer care. To address this problem, we have changed the senior management of our customer care and revised the organizational structure of customer care.

  Billing

        All customer billing is automated through our website, and notifications of credit card charges are distributed by e-mail. We automatically collect all fees from our customers' credit cards. By collecting monthly subscription fees in advance and certain other charges immediately after they are incurred, we are able to reduce the amount of accounts receivable that we have outstanding, thus allowing us to have lower working capital requirements. Collecting in this manner also helps us mitigate bad debt exposure, which is recorded as a reduction to revenue. If a customer's credit card is declined, we generally suspend international calling capabilities as well as the customer's ability to incur domestic usage charges in excess of their plan minutes. Historically, in most cases, we are able to correct the problem with the customer within the current monthly billing cycle. If the customer's credit card cannot be successfully processed during two billing cycles (i.e. the current and subsequent month's billing cycle), we terminate the account.

Intellectual Property

        We believe that our technological position depends primarily on the experience, technical competence and the creative ability of our engineering and technology staff. We review our technological developments with our technology staff and business units to identify the features of our core technology that provides us with a technological or commercial advantage and file patent applications as necessary to protect these features in the United States and internationally. Our company policies require our employees to assign their intellectual property rights to us and to treat all technology as our confidential information. We have filed several patent applications to protect our technology, which are all currently pending.

        In addition to developing technology, we evaluate the licensing and acquisition of intellectual property of others in order to identify technology that provides us with a technological or commercial advantage. We recently acquired three patents from Digital Packet Licensing Inc. that enable VoIP technology. The three acquired patents are related to the compression of packetized digital signals commonly used in VoIP technology.

        We are the owner of numerous trademarks and service marks and have applied for registration of our trademarks and service marks in the United States and abroad to establish and protect our brand names as part of our intellectual property strategy. Some of our registered marks include Vonage®, Redefining Communications®, Vonage Digital Voice® and Vonage The Broadband Phone Company®. These registered marks have a duration of five years from the date they are registered.

        We endeavor to protect our internally developed systems and maintain our trademarks and service marks. Typically, we enter into confidentiality or license agreements with our employees, consultants, customers and vendors in an effort to control access to and distribution of our technology, software, documentation and other information.

Competition

        We face strong competition from incumbent telephone companies, cable companies, alternative voice communication providers and wireless companies. Because most of our target customers are already purchasing communications services from one or more of these providers, our success is dependent upon our ability to attract these customers away from their existing providers. This will become more difficult as the early adopter market becomes saturated and mainstream customers make up more of our target market. We believe that the principal competitive factors affecting our ability to attract and retain customers are price, call quality, reliability, customer service, and enhanced services and features.

Incumbent telephone companies

        The incumbent telephone companies are our primary competitors and have historically dominated their regional markets. These competitors include AT&T (formerly SBC Communications), BellSouth, Qwest Communications and Verizon Communications as well as rural incumbents, such as Citizens Communications. AT&T and BellSouth have announced their intention to merge. These competitors are substantially larger and better capitalized than we are and have the advantage of a large existing customer base. Many of their customers either do not have a broadband Internet connection or are very satisfied with their current service. In addition, many users of traditional phone service who might otherwise switch to our service do not have the ability to cancel their traditional phone service without also losing their broadband DSL service. While a majority of broadband users today subscribe to cable modem service, recent trends suggest that DSL providers are gaining broadband market share. Others are not willing to install a Vonage-enabled device, accept the limitations of our emergency calling service, forgo service during power outages or trust a new company such as Vonage with a vital service. Before subscribing to our service, a substantial majority of our new customers must first decide to terminate their service from their incumbent telephone company or pay for our service in addition to their existing service.

        The incumbent phone companies own networks that include a last mile connection to substantially all of our existing and potential customers as well as the places our customers call. As a result, the vast majority of the calls placed by a Vonage customer are carried over the "last mile" by an incumbent phone company, and we indirectly pay access charges to these competitors for each of these calls. In contrast, traditional wireline providers do not pay us when their customers call our customers. Their "last mile" connections may enable these competitors to bundle phone service with Internet access and, potentially, television at prices we find difficult to compete with.

        We currently charge prices that are significantly lower than prices charged by the incumbent phone companies, which has facilitated our rapid growth. The incumbent phone companies have significant overhead expenses, which have resulted in the high prices they charge. However, their marginal cost to complete each additional call on their networks is negligible. This could lead them to decrease the prices they charge, which would have an adverse effect on our ability to attract and retain their customers. We also currently compete successfully with the incumbent phone companies on the basis of the features we offer that they do not (such as area code selection and virtual phone numbers) and features we offer at no extra charge. The incumbent phone companies might be able to improve their offerings in these areas, which would also have an adverse effect on our ability to attract and retain customers. Furthermore, the incumbent phone companies could offer broadband communications through subsidiaries that are not burdened with their overhead and legacy equipment. Given their ability to offer DSL last mile connections, this would significantly enhance their ability to compete with us on the basis of price and features. For example, on May 3, 2006, Verizon Communications reduced the price of their VoIP service to $24.95 per month for their unlimited calling plan.

        The incumbent phone companies, as well as the cable companies, are well-financed and have large legal departments. They have long-standing relationships with regulators, legislators, lobbyists and the media. This can be an advantage for them because legislative, regulatory or judicial developments in our rapidly evolving industry and public perception could have a material effect on the value of our stock.

Cable companies

        These competitors include companies such as Cablevision, Comcast, Cox Communications and Time Warner Cable. Cable companies have made and are continuing to make substantial investments in delivering last mile broadband Internet access to their customers. As a result, they can be expected to compete intensely for the money that their customers spend for phone service over that connection. They provide Internet access and cable television to most of our existing and potential customers. This allows them to engage in highly targeted, low-cost direct marketing and may enhance their image as trusted providers of services.

        Cable companies are using their existing customer relationships to bundle services. For example, they bundle Internet access, cable television and phone service with an implied price for the phone service that may be significantly below ours. In addition to their existing bundling capabilities, Advance/

Newhouse Communications, Comcast, Cox Communications and Time Warner Cable announced on November 2, 2005 that they will form a joint venture with Sprint Nextel which will enable these cable companies to offer wireless services as a fourth element of their bundle of service offerings. We believe this joint venture will further enhance the competitive offering of cable companies.

        Many cable companies send technicians to customers' premises to initiate service. Although this is expensive, it also can be more attractive to customers than installing their own router. In addition, these technicians may install an independent source of power, which can give customers assurance that their phone service will not be interrupted during power outages.

        Cable companies are able to advertise on their local access channels with no significant out-of-pocket cost and through mailings in bills with little marginal cost. They also receive advertising time as part of their relationships with television networks, and they are able to use this time to promote their telephone service offerings.

        Cable companies' ownership of Internet connections to our customers could enable them to detect and interfere with the completion of our customers' calls. These companies may degrade the quality of, give low priority to or block entirely the information packets and other data we transmit over their lines. In addition, these companies may attempt to charge their customers more for using our services. This could also apply to phone companies that connect our customers to the Internet.

        We believe our ability to successfully compete with cable companies is enhanced by the features we offer that cable companies do not offer (such as portable service and wide choice of area codes) and because our national presence makes us more attractive to national retail outlets and allows us to more efficiently purchase national advertising.

Wireless telephone companies

        We also compete with wireless phone companies, such as Cingular Wireless LLC, Sprint Nextel Corporation, T-Mobile USA, Inc. and Verizon Wireless. Some consumers use wireless phones, instead of VoIP phones, as a replacement for a wireline phone. Also, wireless phone companies increasingly are providing wireless broadband Internet access to their customers and may in the future offer VoIP to their customers. We believe some of these companies are developing a dual mode phone that will be able to use VoIP where broadband access is available and cellular phone service elsewhere. Wireless telephone companies have a strong retail presence and have significant financial resources.

Alternative voice communication providers

        Many alternative voice communication providers are smaller companies with limited resources that seek to offer a primary line replacement service. These providers have not achieved customer penetration or market traction comparable to ours.

        In addition to these competitors, we also compete with companies that offer computer-based VoIP services. These computer-based VoIP services typically are not marketed as a primary line replacement, but because they offer their users the ability to call and be called from any phone using a dedicated phone number, they may be used to replace traditional phone service. Some of these service providers may choose to sacrifice revenue in order to gain market share and have offered their services at a lower prices or for free. We believe that Skype (a service of eBay), in particular, has a large group of users, many of whom may potentially use Skype as their only phone service. With Skype, however, the ability to make and receive calls over the public switched telephone network is a feature that costs extra and which only a fraction of Skype users purchase, as compared to Skype's free service that has a larger market penetration.

        We may also increasingly face competition from large, well-capitalized Internet companies, such as America Online, Google, Microsoft and Yahoo!, which have launched or plan to launch VoIP-enabled instant messaging services. While not all of these competitors currently offer the ability to call or be called by anyone not using their service, in the future they may integrate such capabilities into their service offerings. In addition, a continuing trend toward consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competition.

Legal Proceedings

        From time to time, we may become party to litigation and subject to claims, normally those incident to the ordinary course of our business.

        IPeria, Inc.    On October 10, 2003, we terminated our contract with IPeria, Inc., our former voicemail vendor. Under the terms of the contract, we were permitted to terminate the contract for any reason. On April 12, 2004, IPeria filed a complaint against Vonage in the Superior Court for the County of Suffolk, Massachusetts. IPeria asserted a number of different claims, including breach of contract, copyright infringement, breach of implied covenant of good faith and fair dealing, negligent misrepresentations, fraud and unfair and deceptive trade practices. In support of these claims, IPeria essentially alleges that it provided voicemail services to Vonage consistent with the terms of the contract and that Vonage failed to pay for those services in violation of the contract. The complaint seeks payment of $619,000 plus accrued interest that IPeria asserts it is owed on the contract and treble damages.

        We answered IPeria's complaint on May 10, 2004 and denied all material allegations. In addition, we asserted counterclaims against IPeria. Specifically, we alleged that IPeria assured us that its voicemail system would meet minimum performance and scaleability standards, and that the voicemail system failed to meet those standards. We are seeking payment of all damages we suffered as the result of IPeria's failures, treble damages and attorneys' fees.

        Discovery in this matter began in June 2004 and has now been completed. On December 1, 2005, IPeria filed a motion for summary judgment, and on December 2, 2005, we filed a motion for summary judgment on IPeria's copyright and unfair trade practices claims. IPeria subsequently dismissed its copyright claim. Oppositions to the motions for summary judgment were served on January 23, 2006, and replies were submitted on February 8, 2006. Oral argument on the motions took place on February 16, 2006, and the court has now taken the motions under advisement. We contested liability in this matter and expect to continue to defend the case vigorously. We have engaged in settlement discussions on this matter and, in any event, we believe an unfavorable outcome would not have a material adverse effect on our results of operations and cash flows in the period in which the matter is resolved. We have recorded a reserve to cover the potential exposure relating to this litigation, which reserve was not material to our financial statements.

        Joshua B. Tanzer.    On October 18, 2005, Joshua B. Tanzer commenced a suit against Vonage in the United States District Court for the Southern District of New York seeking damages of approximately $14.24 million and has subsequently sent us a letter increasing his claim to $26.75 million. Mr. Tanzer claims that damages are due with respect to our sale of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock and convertible notes pursuant to the terms of an engagement letter governing Nanes Delorme Capital Management's services in connection with our placement of Series B and C Convertible Preferred Stock. Mr. Tanzer's complaint further seeks a declaratory judgment that he is entitled to be paid additional fees in connection with any future private placements of our securities. The engagement letter states that Mr. Tanzer was "associated" with Nanes Delorme and was a registered representative of that firm. We believe that our obligations with respect to Mr. Tanzer and Nanes Delorme were completely performed at the conclusion of the Series C offering, and no further amount is owed to Mr. Tanzer or Nanes Delorme on account of the Series D, Series E or convertible note offerings. We filed our answer to the complaint on December 7, 2005 and denied all material allegations. On February 17, 2006, we filed counterclaims against Tanzer and a third-party complaint against Nanes Delorme. Among other things we seek the return of all fees paid to Nanes Delorme. On March 13, 2006, Nanes filed an answer and is seeking declaratory judgment regarding the parties' respective rights and obligations under the engagement letter and damages of approximately $14.25 million in payment of investment banking fees related to our sale of Series D and Series E Preferred Stock. On April 5, 2006, we filed our answer to Nanes Delorme's counterclaim. In June 2006, we filed a motion for summary judgment requesting the dismissal of the claims asserted against us. On July 21, 2006, we filed a statement of undisputed facts with the court and subsequently filed a reply statement to Tanzer's and Delorme's statement of undisputed facts. We intend to defend this matter vigorously and believe an unfavorable outcome would not have a material adverse effect on our results of operations and cash flows in the period in which the matter is resolved. Based upon prior settlement discussions, we have recorded a reserve to cover the potential exposure relating to this litigation, which reserve was not material to our financial statements. The amount was recorded as an offset against the Series D Preferred Stock as these fees relate to the placement of those securities.

        Shaw Communications Inc. and Shaw Cablesystems G.P.    On March 27, 2006, Shaw Communications Inc. and Shaw Cablesystems G.P. (collectively "Shaw") filed a Statement of Claim with the Court of the Queen's Bench of Alberta, Judicial Centre of Calgary. The Statement of Claim alleges that certain statements attributed to Vonage Canada regarding Shaw's "Quality of Service Enhancement" fee are false, misleading and defamatory and have interfered with Shaw's relations with its customers. Shaw is seeking an injunction, damages and attorney's fees. We believe Shaw's claims have no merit and intend to vigorously defend the lawsuit.

        State Attorney General Proceedings    Several state attorneys general have initiated investigations and, in two states, have commenced litigation concerning our marketing disclosures and advertising. We are cooperating with those investigations and are pursuing joint settlement negotiations with the attorneys general of Florida, Illinois, Massachusetts, Texas, Michigan and North Carolina and separate negotiations with the attorney general of Connecticut. While these complaints seek awards of damages and penalties, no particular amounts have been specified at this time. In July 2006 we reached an agreement in principle to settle the litigation with the state attorney general of Texas, and the investigations being conducted by the state attorneys general of Florida, Illinois, Massachusetts, Michigan and North Carolina. This agreement in principle is subject to finalizing the documentation memorializing the settlement and executing such settlement documentation. With respect to our joint settlement negotiations, we have recorded a reserve to cover the potential exposure relating to these investigations, which was not material to our September 30, 2006 financial statements.

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  On May 3, 2005, the Office of the Attorney General for the State of Connecticut filed a complaint against us, alleging that our advertising and provision of emergency calling service violated the Connecticut Unfair Trade Practices Act and certain state regulations. We answered the complaint on July 7, 2005 and denied its allegations. We have undertaken settlement discussions with the Connecticut Attorney General and have voluntarily provided information requested during the course of those discussions. If these discussions are not successful, we intend to vigorously defend against the lawsuit.

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  On March 7, 2006, the Attorney General of Missouri issued a civil investigative demand for documents related to our emergency calling service. We responded to the civil investigative demand on April 3, 2006. The Missouri Attorney General has not filed a complaint against us or taken other formal action.

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  We received a subpoena dated June 29, 2006 from the Commonwealth of Pennsylvania, Office of Attorney General, Bureau of Consumer Protection seeking a wide variety of documents. The Attorney General's office has since agreed to narrow the scope of documents it seeks to certain materials relating to advertising to, and subscriptions by, Pennsylvania consumers, and the training and general form of compensation paid to personnel that market and provide customer care functions for our service. We are making a rolling production of responsive materials, and we made our first production on July 27, 2006.

        Federal Trade Commission Investigation.    On August 31, 2005, the Federal Trade Commission, or FTC, issued a Civil Investigative Demand to us which requested information regarding our 911 service and complaints or notices pertaining to that service, our residential unlimited calling plan and our compliance and our telemarketing vendors' compliance with the FTC's Telemarketing Sales Rule including, but not limited to, the requirement to refrain from telemarketing to persons who appear on the National Do Not Call Registry. No formal action has been filed against Vonage at this time. We are unable at this time to predict the outcome of the FTC's investigation, whether a formal action will be filed against Vonage, to assess the likelihood of a favorable or unfavorable outcome in that event, or to estimate the amount of liability in the event of an unfavorable outcome.

  Patent Litigation.

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  Sprint.    On October 16, 2005, a lawsuit was filed against us by Sprint Communications Company L.P. in the United States District Court for the District of Kansas. Sprint alleges that we have infringed seven patents in connection with providing VoIP services. Sprint seeks injunctive relief, compensatory and treble damages and attorney's fees in unspecified amounts. In our answer filed on November 3, 2005, we have denied Sprint's allegations and have counterclaimed for a declaration of non-infringement, invalidity and unenforceability of the patents. We believe that we have meritorious defenses against the claims asserted by Sprint and intend to vigorously defend the lawsuit. The matter is presently in the discovery stage.

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  Rates Technology.    On October 6, 2005, a lawsuit was filed against us by Rates Technology Inc. in the United States District Court for the Eastern District of New York. Rates alleges that we have infringed two patents in connection with the least cost routing of telephone calls over the public switched telephone network. Rates seeks injunctive relief, attorney's fees, compensatory damages in excess of one billion dollars and a trebling thereof. In our answer filed on November 22, 2005, we have denied Rates' allegations and have counterclaimed for a declaration of non-infringement, invalidity and unenforceability of the patents. We believe that we have meritorious defenses against the claims asserted by Rates and intend to vigorously defend the lawsuit.

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  Barry W. Thomas.    On December 6, 2005, Barry W. Thomas filed a lawsuit in the United States District Court for the Western District of North Carolina. The plaintiff alleged that we had infringed one patent in connection with providing utility services using a pre-programmed smart card. Mr. Thomas sought injunctive relief, compensatory and treble damages and attorney's fees in unspecified amounts. Mr. Thomas has agreed to dismiss this lawsuit with prejudice and executed a settlement agreement with us on August 4, 2006.

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  Verizon.    On June 12, 2006, a lawsuit was filed against us and our subsidiary Vonage America Inc., or Vonage America by Verizon Services Corp. and Verizon Laboratories Inc., or collectively, Verizon in the United States District Court for the Eastern District of Virginia. Verizon alleges that we have infringed seven patents in connection with providing VoIP services. Verizon seeks injunctive relief, compensatory and treble damages and attorney's fees. In our answer filed on July 19, 2006, we have denied Verizon's allegations and have counterclaimed for a declaration of non-infringement, invalidity and unenforceability of the patents. We believe that we have meritorious defenses against the claims asserted by Verizon, and intend to vigorously defend the lawsuit. The matter is presently in the discovery stage.

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  Klausner Technologies.    On July 10, 2006, a lawsuit was filed against us and Vonage America by Klausner Technologies, Inc., or Klausner, in the United States District Court for the Eastern District of Texas. Klausner alleges that we have infringed one of its patents with voice mail technology. Klausner seeks injunctive relief, compensatory and treble damages and attorney's fees. We have not yet filed an answer to this litigation. We believe that we have meritorious defenses against the claims asserted by Klausner, and intend to vigorously defend the lawsuit.

        With respect to the patent litigation identified above, we believe that we have meritorious defenses against the claims. However, we might not ultimately prevail in these actions. Whether or not we ultimately prevail, litigation could be time-consuming and costly and injure our reputation. If any of the plaintiffs prevail in their respective actions, we may be required to negotiate royalty or license agreements with respect to the patents at issue, and may not be able to enter into such agreements on acceptable terms, if at all. Any limitation on our ability to provide a service or product could cause us to lose revenue-generating opportunities and require us to incur additional expenses. These potential costs and expenses, as well as the need to pay additional damages awarded in the favor of the plaintiffs could materially adversely affect our business.

        IPO Litigations.    During June 2006 and July 2006, Vonage, several of our officers and directors, and the firms who served as the underwriters in our initial public offering, or IPO, were named as defendants in Lang v. Vonage Holdings Corp. et al., a purported class action lawsuit filed in the United States District Court for the District of New Jersey. Subsequently, several similar purported class action lawsuits were filed in the United States District Court for the District of New Jersey, one was filed in the United States District Court for the Southern District of New York and another was filed in the Supreme Court of the State of New York and subsequently removed to the United States District Court for the Eastern District of New York.

        The complaints assert claims under the federal securities laws on behalf of a professed class consisting of all those who were allegedly damaged as a result of acquiring our common stock in connection with our IPO. The complaints allege, among other things, that we omitted and/or misstated certain facts concerning the IPO's Customer Directed Share Program. Some complaints also allege the IPO prospectus contained misrepresentations or omissions concerning certain of our products and/or the prior experience of some of our management. One complaint (Inouye v. Vonage Holdings Corp. et al.), which was filed in the United States District Court for the Southern District of New York and subsequently voluntarily dismissed, included an allegation of open market securities fraud during a purported class period of May 24, 2006 to June 19, 2006 in addition to claims arising out of the IPO. Although Lang, Inouye and one other complaint were voluntarily dismissed, we expect the remaining complaints to be consolidated at some time in the future.

        On July 14, 2006, Vonage and the firms who served as the underwriters in our IPO were named as defendants in a separate lawsuit filed in the United States District Court for the District of New Jersey (Norsworthy v. Vonage Holdings Corp. et al.). This purported class action lawsuit asserts state law breach of contract and negligence claims relating to the alleged inability of participants' in our Customer Directed Share Program to trade their shares after the IPO.

        Although we believe that we and the individual defendants have meritorious defenses to the claims made in each of the aforementioned complaints and intend to contest each lawsuit vigorously, an adverse resolution of any of the lawsuits may have a material adverse effect on our financial position and results of operations in the period in which the lawsuits are resolved. We are not presently able to reasonably estimate potential losses, if any, related to the lawsuits.

        We also are involved in certain other threatened and pending legal proceedings and, from time to time, receive subpoenas or civil investigative demands from governmental agencies for information that may be pertinent to their confidential investigations. Although the results of litigation claims and investigations cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors.

Property

        We recently relocated our headquarters to Holmdel, New Jersey to a 350,000 square foot facility under a renewable lease that expires in 2017. We will pay approximately $3.8 million in 2006, the first full year of occupancy, increasing each year to $4.7 million in 2016, the last full year of occupancy. We estimate the cost of renovating our new headquarters to be $49.8 million, $8.8 million of which will be reimbursed by our landlord. Our Canadian office is located in Mississauga, Ontario and includes approximately 19,000 square feet, which increased to approximately 28,500 square feet in 2006. Our leases with respect to this office expire in 2009 and 2010. Our United Kingdom office is located in London and includes approximately 535 square feet. This lease is a month-to-month lease.

Our Corporate Legal Structure

        We were incorporated in Delaware in May 2000 as MIN-X.COM, Inc. and changed our name to Vonage Holdings Corp. in February 2001. We conduct our operations primarily through five distinct subsidiaries: Vonage America Inc., Vonage Marketing Inc., Vonage Network Inc., Vonage Canada Corp. and Vonage Limited, our U.K. subsidiary.

        Each of Vonage America Inc., Vonage Canada Corp. and Vonage Limited has a separate operating budget and management team. Vonage America Inc., through Vonage Marketing Inc., conducts brand building, advertising and promotional strategies in the United States. Vonage Canada Corp. and Vonage Limited are responsible for coordinating these activities in Canada and the United Kingdom, respectively. As of September 30, 2006, Vonage America had over 95% of our subscriber lines.

        Vonage Network is responsible for the operational and developmental aspects of our service, completing all calls to or from our customers, features and new products. Its assets largely consist of network equipment and its employees are largely technical personnel. When we make agreements with traditional telephone companies to terminate our customers' calls, or when we purchase network equipment, we generally do it through Vonage Network.

Employees

        As of September 30, 2006, we had 1,675 employees. None of our employees is subject to a collective bargaining agreement.

REGULATION

Overview of Regulatory Environment

        Traditional telephone service historically has been subject to extensive federal and state regulation, while Internet services generally have been subject to less regulation. Because some elements of VoIP resemble the services provided by traditional telephone companies and others resemble the services provided by Internet service providers, the VoIP industry has not fit easily within the existing framework of telecommunications law and until recently has developed in an environment largely free from regulation.

        The Federal Communications Commission, or FCC, the U.S. Congress and various regulatory bodies in the states and in foreign countries have begun to assert regulatory authority over VoIP providers and are continuing to evaluate how VoIP will be regulated in the future. In addition, while some of the existing regulation concerning VoIP is applicable to the entire industry, many rulings are limited to individual companies or categories of service. As a result, both the application of existing rules to us and our competitors and the effects of future regulatory developments are uncertain.

Jurisdiction over Vonage's VoIP Services

        On November 12, 2004, the FCC declared that our service is subject to federal regulation and preempted the Minnesota Public Utilities Commission, or MPUC, from imposing certain of its regulations on us. The FCC's decision was based on its conclusion that our service is interstate in nature and cannot be separated into interstate and intrastate components. While this ruling does not exempt us from all state oversight of our service, it effectively prevents state telecommunications regulators from imposing certain burdensome and inconsistent market entry requirements and certain other state utility rules and regulations on our service.

        The MPUC, the state public utility commissions of California, New York and Ohio, and the National Association of State Utility Consumer Advocates appealed the FCC's November 12, 2004 order. California has since withdrawn its appeal. The appeals have been consolidated in the United States Court of Appeals for the Eighth Circuit. Briefing has been completed, and oral argument was held on January 12, 2006.

        The New York State Public Service Commission, or NYPSC, also attempted to assert regulatory authority over our services. On September 10, 2003, Frontier Telephone of Rochester, Inc. filed a complaint with the NYPSC, alleging that our provision of service violated New York law. In response, the NYPSC initiated a generic proceeding to examine VoIP issues. The NYPSC later ruled that our service was subject to its jurisdiction and ordered us to file a tariff and an application for authority to offer communications services in New York. However, on July 16, 2004, we obtained a preliminary injunction from the United States District Court for the Southern District of New York preventing the NYPSC from enforcing its order until the conclusion of further proceedings. The District Court's order noted that we were likely to succeed on the merits of our claim that we were exempt from regulation by the NYPSC. On December 20, 2004, we filed a motion for a permanent injunction. On December 14, 2005, the District Court denied that motion. However, the court stated that its preliminary injunction would remain in place until the FCC concludes its ongoing rulemaking regarding the regulatory classification of VoIP services, which is discussed below.

        In addition to these proceedings, we have received inquiries regarding our service from various state telecommunications regulators. We also are aware of a number of proceedings, informal investigations and complaints not directed at us but concerning various forms of VoIP in several other states. If the FCC's November 12, 2004 order is overturned or modified, we could become subject to state rules and regulations that apply to providers of traditional telephony services. This could require us to incur litigation and compliance costs, restructure our service offerings, exit certain markets or raise the price of our service, or could otherwise have a material adverse effect on our business.

Regulatory Classification of VoIP Services

        On February 12, 2004, the FCC initiated a rulemaking proceeding concerning the provision of voice and other services and applications utilizing Internet Protocol technology. As part of this proceeding, the FCC is considering whether VoIP services like ours should be classified as information services or telecommunications services. We believe our service should be classified as an information service. If the FCC decides to classify VoIP services like ours as telecommunications services, we could become subject to rules and regulations that apply to providers of traditional telephony services. This could require us to restructure our service offering or raise the price of our service, or could otherwise significantly harm our business.

        While the FCC has not reached a decision on the classification of VoIP services like ours, it has ruled on the classification of specific VoIP services offered by others. The FCC has drawn distinctions among different types of VoIP services, and has concluded that some VoIP services are telecommunications services while others are information services. The FCC's conclusions in those proceedings do not determine the classification of our service, but they likely will inform the FCC's decision regarding VoIP services like ours.

VoIP E-911 Matters

        On June 3, 2005, the FCC released an order and notice of proposed rulemaking concerning VoIP emergency services. The order set forth two primary requirements for providers of "interconnected VoIP services" such as ours, meaning VoIP services that can be used to send calls to and receive calls from users on the public switched telephone network.

        First, the order requires us to notify our customers of the differences between the emergency services available through us and those available through traditional telephony providers. We also must receive affirmative acknowledgment from all of our customers that they understand the nature of the emergency services available through our service. On September 27, 2005, the FCC's Enforcement Bureau released an order stating that the Enforcement Bureau will not pursue enforcement actions against VoIP providers, like us, that have received affirmative acknowledgement from at least 90% of their subscribers. We are required to file a report with the FCC when we receive affirmative acknowledgments from 100% of our customer base. We have received affirmative acknowledgment from substantially all of our customers that they understand the nature of the emergency services available through our service, and thus we are substantially in compliance with the first aspect of the FCC's June 3, 2005 order.

        Second, the order requires us to provide enhanced emergency dialing capabilities, or E-911, to all of our customers by November 28, 2005. Under the terms of the order, we are required to use the dedicated wireline E-911 network to transmit customers' 911 calls, callback number and customer-provided location information to the emergency authority serving the customer's specified location.

        On November 7, 2005, the FCC's Enforcement Bureau issued a Public Notice with respect to that requirement. The Public Notice indicated that providers who have not fully complied with the enhanced emergency dialing capabilities requirement are not required to discontinue the provision of services to existing clients, but that the FCC expects that such providers will discontinue marketing their services and accepting new customers in areas in which the providers cannot offer enhanced emergency dialing capabilities.

        We also have taken steps to comply with the enhanced emergency service rules, but we were unable to comply with all of the requirements of the FCC's order by the November 28, 2005 deadline,

are not currently in compliance with the FCC's expectations on marketing, and do not expect to be in compliance in the short term unless we are granted a waiver of the requirements by the FCC. For approximately 9% of our customers, we are currently unable to provide E-911 coverage. We may be subject to enforcement action by the FCC that could include monetary forfeitures, cease and desist orders, and other penalties. Any of these penalties could materially harm our business. Although we are not currently required to do so, we have advised the FCC that we will not provide service in any new rate center until we can provide E-911 service in that rate center. As of November 1, 2006, we were providing E-911 services to approximately 91% of our U.S. subscriber lines. Additional progress is being made on a daily basis, and we hope to be able to provide E-911 capabilities to nearly all of our remaining subscriber lines within the year. If the FCC orders us to disconnect customers or stop accepting new customers in areas where we have not yet implemented E-911 capability, it would reduce our subscriber growth while we work to complete the roll-out. This may result in an increase in our marketing cost per gross subscriber line addition, since most of our marketing programs are national in nature and we cannot significantly reduce our marketing costs in areas in which we could not accept new customers.

        The FCC's June 3, 2005 order also included a notice of proposed rulemaking that considers, among other things, whether interconnected VoIP providers like us must transition to an emergency services system that would enable interconnected VoIP providers to establish the location of their customers without the customer providing location information. The comment period closed September 12, 2005. We do not know when the FCC may take further action in this proceeding, but anticipate that it could be before the end of the year. If the FCC adopts additional regulatory obligations, implementing systems to comply with the obligations could be time consuming and expensive.

        See "—Fees and Taxes" for a discussion of fees we may collect in the future in connection with providing E-911.

Access to Networks

        Our customers must have broadband access to the Internet in order to use our service. Some providers of broadband access may have previously taken measures that interfere with their customers' ability to use our service. The extent of the legal obligation of providers of broadband access to allow their customers to use our service without interference, without imposing additional costs, and without degradation of service quality is not clear. If broadband providers interfere with our services, there will be a material adverse affect on us.

The Wireline Broadband Internet Access Services Proceeding

        On September 23, 2005, the FCC released an order concluding that wireline broadband Internet access, such as digital subscriber line, or DSL, is an information service, not a telecommunications service, and thus is subject to lighter regulation than the FCC applies to telecommunications services. This order may give providers of wireline broadband Internet access services the right to limit their customers' access to VoIP and Internet services, including our service, or otherwise discriminating against providers of VoIP services such that our service becomes less attractive to customers.

        To facilitate a smooth transition to this new regulatory regime, the FCC's September 23, 2005 order requires facilities-based wireline broadband Internet access service providers to continue providing their wireline broadband transmission offerings on the same terms and conditions for one year from the effective date of the order.

        The same day as the September 23, 2005 order, the FCC released a policy statement expressing its position that consumers should have access to the Internet and Internet-based services like ours. The FCC stated that consumers should be able to access content, connect equipment and run applications of their choice. The policy statement also reaffirms that consumers are entitled to competition among network service, application and content providers. The document is only a statement of policy and is not independently enforceable, and the ability and willingness of the FCC to protect access to these services is unclear. However, we believe the policy statement indicates that the FCC may protect consumers' access to VoIP services like ours. In that regard, as a condition to the FCC's October 31, 2005 approval of the mergers of Verizon and MCI and SBC and AT&T, the FCC required each of the merged companies to commit to conducting business in a manner that comports with the policy statement for two years from the merger closing dates.

Bundling of DSL and Voice Services by Incumbent Telephone Companies

        In March 2005, the FCC ruled that state public utility commissions cannot require that incumbent telecommunications carriers permit competing carriers to provide voice service to retail customers over the same copper wires used by the incumbent carriers to provide DSL service. As a result of this ruling, many incumbent carriers no longer permit retail customers to purchase DSL as a stand-alone service. This ruling makes our service much less attractive to customers who obtain broadband Internet access through an incumbent telecommunications carrier because the incumbent carrier can require them to buy voice service together with DSL. While some incumbent carriers continue to make DSL available on a stand-alone basis, they have no legal obligation to do so and could discontinue such offerings at any time. However, in connection with its approval of the mergers of SBC and AT&T and Verizon and MCI, the FCC required each of the merged companies to offer DSL to consumers without requiring them also to purchase voice service for two years from the start dates. These conditions could make our service more attractive to our customers who obtain broadband Internet access through the merged entities. In addition to the FCC's requirements, some states imposed conditions on their approvals of the mergers that require the merged companies to offer stand-alone DSL.

The FCC's Consent Decree with the Madison River Companies

        In February 2005, we filed a complaint with the FCC alleging that the Madison River Companies were improperly blocking our VoIP traffic on its DSL network. The FCC investigated our complaint and, in March 2005, entered into a consent decree with the Madison River Companies. While admitting to no wrongdoing, the Madison River Companies agreed to pay $15,000 to the United States Treasury and agreed not to block ports used for VoIP applications or otherwise prevent customers from accessing VoIP applications. The consent decree is scheduled to expire on September 3, 2007, but it could expire sooner under certain limited circumstances.

        We believe the consent decree, like the FCC's September 23, 2005 policy statement and the condition imposed by the FCC on the mergers of SBC and AT&T and Verizon and MCI, indicates that the FCC is willing to take action to ensure that providers of wireline broadband Internet access services do not improperly deny consumers access to VoIP and other Internet applications. However, the consent decree is limited by its terms to the Madison River Companies, and the FCC has not prohibited all broadband Internet access service providers from engaging in similar behavior. Moreover, the consent decree relies on a section of the Telecom Act that applies only to telecommunications common carriers, and it is unclear whether the FCC has the legal authority to prohibit other broadband Internet access service providers from engaging in similar behavior. Finally, because the consent decree predates the FCC's September 23, 2005 order that wireline broadband Internet access service is an information service, it is unclear whether the FCC would be willing or able to prohibit similar conduct by other providers in the future.

The Supreme Court's Brand X Decision

        On June 27, 2005, the United States Supreme Court issued a decision in National Cable and Telecommunications Association v. Brand X, upholding an FCC ruling that cable modem service is an information service and not a telecommunications service. Under this decision, providers of cable modem service may be able to restrict or interfere with their customers' access to and use of our service.

Assistance to Law Enforcement

        The Communications Assistance for Law Enforcement Act, or CALEA, requires certain communications service providers to assist law enforcement agencies in conducting lawfully authorized electronic surveillance. On September 23, 2005, the FCC released an order concluding that CALEA applies to interconnected VoIP service providers. The FCC established a deadline of May 14, 2007 for covered VoIP providers to comply with the requirements of CALEA. We have already begun to implement a solution, using a third party vendor, that we believe will enable us to comply with the requirements of CALEA and the September 23, 2005 order. On May 3, 2006, the FCC adopted a second order. The order clarifies that the FCC will not establish standards for VoIP providers to comply with CALEA. Instead, the FCC directs law enforcement agencies, experts and the industry to develop the standards. The FCC's order clarifies that VoIP providers may use third party vendors to comply with the requirements of CALEA. Should the FCC take additional actions that require us to implement capabilities that significantly differ from those we currently plan to deploy, we may face technical obstacles, or may incur additional expense in order to comply.

Universal Service Fund

        In late June 2006, the FCC released an Order in which it will require VoIP service providers to contribute to the Universal Service Fund. This Order will be effective upon publication in the Federal Register, and require the first filing by August 1, 2006, with USF contributions effective for the fourth quarter of 2006. Vonage is to register with the FCC and report revenue for contribution using one of three methods, (1) using the interim safe harbor of 64.9%; (2) report based on our actual interstate telecommunications revenues; or (3) rely on traffic studies based on certain conditions. While our reporting methodology is still under review, we would anticipate a nominal price increase to appear on customer invoices on or about October 1, 2006. The Company has also filed an appeal with respect to this Order.

Intercarrier Compensation

        The FCC is currently seeking comment concerning proposed reforms of the intercarrier compensation system, which is a set of FCC rules and regulations by which telecommunications carriers compensate each other for the use of their respective networks. These rules and regulations affect the prices we pay to our suppliers for access to the facilities and services that they provide to us, such as termination of calls by our customers onto the public switched telephone network.

Access to Telephone Numbers and Local Number Portability

        Our service and features depend on our ability to assign to customers the phone numbers they want. FCC regulations affect our ability to do this and the cost at which we can do it.

Access to New Telephone Numbers

        Current FCC rules prohibit VoIP providers from directly obtaining telephone numbers from the entities that control them, which are the North American Numbering Plan Administrator and the Pooling Administrator. Instead, VoIP providers must obtain numbers indirectly through licensed telecommunications carriers. SBC Internet Services, Inc., an unlicensed VoIP provider, filed a petition with the FCC seeking limited waiver of rules that limit the direct assignment of telephone numbers to licensed telecommunications carriers. The FCC granted SBC Internet Services' petition and stated that it will provide similar relief in response to petitions from other similarly-situated VoIP providers. We filed a petition requesting similar relief in March 2005. Our petition remains pending.

Local Number Portability

        We currently offer "local number portability," a service that allows customers to move their existing telephone numbers from another provider to our service. Only regulated telecommunications providers have access to the centralized number databases that facilitate this process. Because we are not a regulated telecommunications provider, we must rely on telecommunications providers to process our local number portability requests. If our waiver petition is granted, we will have the ability to process number porting requests directly. We are also working with industry groups to advocate for a more efficient local number portability process.

California Public Utility Commission Area Code Relief Petition

        On September 9, 2005, the FCC granted, in part, a petition from the California Public Utilities Commission, or CPUC, seeking authority to implement a specialized area code overlay in California that may require VoIP providers, among others, to assign telephone numbers only from designated area codes. The FCC's order allows the CPUC to determine what services will be required to assign numbers from the designated area codes. The CPUC has not yet done so, however, should it determine that VoIP providers must assign telephone numbers from the designated area codes, we could be placed at a competitive disadvantage compared to traditional telecommunications providers because our ability to offer telephone numbers from a variety of California area codes would be limited. Also, future customers may not be able to transfer their existing telephone numbers to our service. These results could have a material adverse effect on our business. A number of parties have filed petitions for reconsideration of the FCC's order that could result in the modification of the FCC's conclusion.

Other FCC Proceedings That Could Affect VoIP Services

        On February 12, 2004, the FCC opened a broad rulemaking proceeding concerning VoIP and other IP-based services. The rulemaking includes a myriad of issues relating to VoIP services. For example, the FCC is seeking comment in this proceeding on whether to subject VoIP services to disability access requirements set out in the Telecom Act, the potential application of certain consumer protection rules that currently apply only to telecommunications carriers and other issues relating to use and assignment of numbering resources, universal service requirements, intercarrier compensation arrangements, and the impact of the proliferation of VoIP services on rural carriers. The outcome of this proceeding may affect the way we operate our business.

        There also are several recent or ongoing FCC proceedings initiated by various persons that relate to VoIP and other Internet services. Certain of the FCC's conclusions in these proceedings could have an indirect effect on the VoIP industry generally and on our business.

State Regulatory Status

        A number of states have begun to analyze the appropriate regulation of VoIP services; however, the FCC's November 12, 2004 ruling with respect to the Minnesota Public Utilities Commission has at present largely preempted state public utility commission regulation of our services. Several states have appealed the FCC's order. Based on the outcome of those appeals, we could become subject to additional regulation by state public utility commissions.

Federal Legislative Activities

        The United States Congress is considering various pieces of legislation in its current session that could amend the Telecom Act and could affect our business. These bills propose, among other things, to deregulate advanced Internet communications services such as IP networks and the applications provided over such networks and require all Internet telephone providers to provide certain 911 services similar to those already required under the FCC's order. We do not know whether any of these proposals will become law.

Fees and Taxes

        There are numerous taxes and fees assessed on traditional telephone services that we believe have not been applicable to us and that we have not paid in the past. Previously, we only collected and remitted sales taxes for customers with a billing address in New Jersey, where our corporate operations are conducted. However, as a result of changes in certain states' statutes as part of the streamlined sales tax initiatives and numerous sales tax agreements we have entered into with states, we are collecting and remitting sales taxes in forty-two states as of November 1, 2006. We also believe it is likely that we eventually will be required to collect and remit sales taxes in virtually all U.S. states that charge sales taxes. This will have the effect of decreasing any price advantage we may have.

        Some states have taken the position that we should have collected and remitted sales taxes in the past and have sought to collect those past sales taxes from us and impose fines, penalties or interest charges on us. We established a reserve of $13.0 million, as of July 31, 2006, for these matters. If our ultimate liability exceeds that amount, it could have a material adverse effect on us.

        We began charging customers an Emergency 911 Cost Recovery fee of $0.99 per month, effective March 7, 2006. This fee is designed to cover some of our costs associated with complying with E-911 regulation and our national 911 emergency call center. State and local governments may also assess fees to pay for emergency services in a customer's community. As of November 1, 2006, we are collecting and remitting 911 related fees to the appropriate authorities in seventeen states. We expect this fee for most of our customers to be between $0.50 to $1.50 per month, and as high as $3.00 for a limited number of customers, depending on their location. This will also have the effect of decreasing any price advantage we may have.

International Regulation

        The regulation of VoIP services is evolving throughout the world. The introduction and proliferation of VoIP services have prompted many countries to reexamine their regulatory policies. Some countries do not regulate VoIP services, others have taken a light-handed approach to regulation, and still others regulate VoIP services the same as traditional telephony. In some countries, VoIP services are prohibited. Several countries have recently completed or are actively holding consultations on how to regulate VoIP providers and services. We currently provide VoIP services internationally in Canada and the United Kingdom.

Canada

        On April 12, 2004, we began offering VoIP services in Canada through our subsidiary, Vonage Canada Corp.

        Classification and Regulation of VoIP Services.    The Telecommunications Act governs the regulation of providers of telecommunications services in Canada. Because we do not own or operate transmission facilities in Canada, we are considered a telecommunications service provider rather than a telecommunications common carrier. Telecommunications service providers are subject to less regulation than telecommunications common carriers, but do have to comply with various regulatory requirements depending on the nature of their business.

        Shortly before we launched our service in Canada, the Canadian regulator, the Canadian Radio-television and Telecommunications Commission, or the CRTC, commenced a proceeding to review the regulatory framework for voice communications services using Internet Protocol. The CRTC issued a decision in this proceeding on May 12, 2005, or the VoIP Decision, in which it stated that VoIP services permitting users to make local calls over the public switched telephone network generally will be regulated by the same rules that apply to traditional local telephone services. Under the VoIP Decision we were required to register as a local VoIP reseller in order to obtain access to certain services from other telecommunications providers. We registered as a reseller on May 26, 2005.

        The VoIP Decision provided that VoIP providers who are registered as local VoIP resellers will be able to obtain numbers and portability from Canadian local exchange carriers, but will not be able to obtain numbers directly from the Canadian Numbering Administrator or to have direct access to the local number portability database. The CRTC's decision also identified other obligations of VoIP providers, such as contributing to a national service fund, complying with consumer protection, data and privacy requirements and providing access for the disabled. The details of these requirements were referred to industry groups for further study. The CRTC found in the VoIP Decision that it is technically feasible for VoIP providers to support special services for hearing-impaired customers, and the CRTC has subsequently determined that local VoIP resellers must provide message relay service.

        The CRTC's determination in the VoIP Decision that ILECs' provision of VoIP services should be regulated was the subject of a petition to the Cabinet of the Government of Canada, or the Cabinet. The Cabinet referred the VoIP Decision back to the CRTC for reconsideration and the CRTC is due to issue its reconsideration decision on or before September 1, 2006.    We do not know what the result of the CRTC's reconsideration of the VoIP Decision will be or whether such decision will affect the regulatory requirements imposed on local VoIP resellers specifically.

        Provision of 911 Services.    On April 4, 2005, the CRTC released a ruling requiring certain providers of VoIP services, like us, to provide interim access to emergency services at a level comparable to traditional basic 911 service by July 3, 2005 or such later date as the CRTC may approve on application by a service provider. Under the interim solution adopted by the regulator for the provision of VoIP 911 services, customers of local VoIP services who dial 911 must be routed to a call center, where agents answer the call, verbally determine the location of the caller, and transfer the call to the appropriate emergency services agency.

        VoIP service providers were also required to notify their customers about any limitations on their ability to provide 911 services in a manner to be determined. We participated with other members of the industry in making a recommendation to the CRTC on such specific requirements, and the recommendation has been endorsed by the regulator. As a result, beginning on January 18, 2006, Vonage began to include certain disclosures pertaining to 911 call delivery in its advertisements and terms of service using language approved by the CRTC.

United Kingdom

        On January 6, 2005, we began offering VoIP services in the United Kingdom through our subsidiary, Vonage Limited.

        In the United Kingdom, VoIP services like ours are electronic communications services and are regulated by the Communications Act (2003). Under the Communications Act, communications providers operate under general terms and conditions, called General Conditions of Entitlement, rather than obtaining individual licenses. Some of the General Conditions of Entitlement, such as those requiring the provision of access to emergency services, apply only to communications providers of Publicly Available Telephone Services. We are evaluating whether our service may be considered a Publicly Available Telephone Service and the possible effect on our business of being designated as a provider of a Publicly Available Telephone Service. Designation as a Publicly Available Telephone Service will result in heightened regulatory oversight of our service in the United Kingdom, but, as discussed below, also will confer certain advantages.

        On September 6, 2004, Ofcom, the United Kingdom's communications regulator, issued a consultation and interim guidance note that set out Ofcom's interim position on the application of the United Kingdom's regulatory framework to services like ours. Ofcom has adopted the term "New Voice Services" to refer to services, like ours, that use VoIP technology. The September 6, 2004 interim guidance note allows providers of New Voice Services to enter the market and offer customers access to emergency services by dialing 999 or 112 without complying with the other rules applicable to providers of Publicly Available Telephone Services. On December 20, 2004, Ofcom issued a clarification of its September 6, 2004 interim guidance note with respect to number portability. Ofcom stated that New Voice Service providers were eligible for number portability only if they provided a Publicly Available Telephone Service. We intend to assert that our service is a Publicly Available Telephone Service, but if our service is not so designated and customers cannot port their numbers to us, we may be at a competitive disadvantage.

        On February 22, 2006, Ofcom issued a new consultation concerning the regulation of VoIP services. Among a number of other issues, Ofcom is considering modification of the regulatory obligations imposed on VoIP providers, procedures for investigating any allegations that VoIP providers are failing to meet emergency services or network reliability standards, and to make number portability more readily available to VoIP service providers. We cannot predict when Ofcom will release a ruling in this proceeding or how its conclusions may affect our business.

        General Condition of Entitlement No. 14 applies to us as a provider of a New Voice Service. That condition requires each communications provider to put in place a Code of Practice for its residential and small business customers that includes complaint handling and dispute resolution procedures. In conjunction with Ofcom's consultation on New Voice Services, we have been working with other providers and Ofcom to develop appropriate procedures for New Voice Services providers. Ofcom has approved our Code of Practice. As part of the approval process, we have become a member of the dispute resolution scheme administered by the United Kingdom's Office of the Telecommunications Ombudsman.

        As a New Voice Service provider, we have the right to obtain telephone numbers from Ofcom in accordance with the United Kingdom National Numbering Plan. We are also subject to general consumer protection conditions regarding contracts, billing and other interactions with customers.

Other International Markets

        We are exploring the legal and regulatory requirements for offering our services in various other international markets. We are considering offering service in several countries, and we have received a Service Based Operator (Individual) license to provide IP Telephony Services in Singapore. We currently offer customers the ability to obtain telephone numbers from France, Italy, Mexico, the Republic of Ireland and Spain, and we may also offer phone numbers from a number of other countries. Each country has a different regulatory regime, and these differences likely will continue for the foreseeable future. Moreover, the applicable requirements could change as competition develops. Changes in communications laws, policies or regulations in the countries in which we operate could affect our operations and financial condition.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

        Our executive officers and directors and their ages as of November 1, 2006 are:

Name	Age	Position
Jeffrey A. Citron	36	Director, Chairman and Chief Strategist
Michael Snyder	54	Director and Chief Executive Officer
John S. Rego	45	Executive Vice President, Chief Financial Officer and Treasurer
Louis A. Mamakos	47	Executive Vice President and Chief Technology Officer
Sharon A. O'Leary	48	Executive Vice President, Chief Legal Officer and Secretary
Michael Tribolet	38	President, Vonage America Inc.
Betsy S. Atkins	50	Director
Peter Barris	54	Director
Morton David	70	Director
Orit Gadiesh	55	Director
J. Sanford Miller	57	Director
Governor Thomas J. Ridge	60	Director
John J. Roberts	61	Director
Harry Weller	36	Director

        Our other key employees and their ages as of November 1, 2006 are:

Name	Age	Position
C. William (Bill) Rainey	54	President, Vonage Canada Corp.
Kerry Ritz	47	Managing Director, Vonage Limited (UK)
Timothy G. Smith	39	Interim President, Vonage Networks Inc.

Directors and Executive Officers

        Jeffrey A. Citron, Director, Chairman and Chief Strategist.    Jeffrey A. Citron was our Chairman and Chief Executive Officer from January 2001 through February 2006. He resigned from his position as Chief Executive Officer and became our Chief Strategist in February 2006. In 1995, Mr. Citron founded The Island ECN, a computerized trading system designed to automate the order execution process. Mr. Citron became the Chairman and CEO of Datek Online Holdings Corp. in February 1998 and departed The Island ECN and Datek in October 1999. Mr. Citron did not attend college. For more information about Mr. Citron, see "Information Concerning Our Founder, Chairman and Chief Strategist."

        Michael Snyder, Director and Chief Executive Officer.    Michael Snyder joined Vonage in February 2006 as our Chief Executive Officer and is responsible for the day-to-day management and operations of our business. Mr. Snyder joined our board of directors in March 2006. From 1997 to February 2006, Mr. Snyder served as President of ADT Security Services, Inc., a subsidiary of Tyco International Ltd. Mr. Snyder joined ADT in 1977 and served in various positions prior to 1997.

        John S. Rego, Executive Vice President, Chief Financial Officer and Treasurer.    John S. Rego joined Vonage as Chief Financial Officer in July 2002 and manages accounting, finance, business development, planning, taxation, facilities and investor relations. From 2001 to 2002, Mr. Rego served as Vice President of Finance for business operations at RCN Corporation. From 1998 to 2000, Mr. Rego served in a variety of corporate and operational finance positions at Winstar Communications, including Vice President of Finance for the SME, Internet, Web Hosting and Professional Services divisions. Additionally, Mr. Rego spent over 14 years in practice as a certified public accountant with international CPA firms.

        Louis A. Mamakos, Executive Vice President and Chief Technology Officer.    Louis A. Mamakos has been our Chief Technology Officer since July 2004 and oversees all technology functions at Vonage, which include new product and services development, supervision of all research projects and integration of all technology-based activities into Vonage's corporate strategy. Prior to joining Vonage, Mr. Mamakos served as a Fellow for Hyperchip, Inc., a start-up that built scaleable, high-performance core routers, from July 2002 to May 2004. Prior to Hyperchip, Mr. Mamakos held various engineering and architecture positions at UUNET Technologies, now known as MCI, from 1993 to May 2002. Prior to UUNET Technologies, Mr. Mamakos spent nearly 12 years as Assistant Manager for Network Infrastructure at the University of Maryland, College Park.

        Sharon A. O'Leary, Executive Vice President, Chief Legal Officer and Secretary.    Sharon A. O'Leary joined Vonage in August 2005 as Chief Legal Officer. From 2002 to 2005, Ms. O'Leary served as Senior Vice President, General Counsel and Secretary of TeleTech Holdings Inc. From 2000 to 2002, she was Senior Vice President and General Counsel for LoneTree Capital, a venture capital firm. From 1998 to 2000, Ms. O'Leary was Vice President—Law with MediaOne Group, where she managed the general corporate securities, antitrust, litigation, risk management, human resources and public relations advice areas of the law department. From 1987 to 1998, Ms. O'Leary held various commercial transactions positions within the legal department of U S WEST, with the exception of a four-year break from 1993 to 1997 when she was a Partner with the law firm of Browning, Kaleczyc, Berry & Hoven, managing its mergers and acquisitions practice.

        Michael Tribolet, President, Vonage America Inc.    Michael Tribolet has served as President of Vonage America Inc. since April 2006 and is responsible for overseeing sales, marketing, customer care and a variety of operations functions. From 2003 to April 2006, he previously served as Executive Vice President of Operations and managed system operations, system applications, carrier relations, network operations, logistics and quality assurance. Prior to joining Vonage, Mr. Tribolet served as Vice President of Operations at Dialpad Communications from 2000 to 2003. Prior to Dialpad, Mr. Tribolet served as President at Data Products International from 1993 to 2000.

        Betsy S. Atkins, Director.    Betsy S. Atkins joined our board of directors in July 2005. Ms. Atkins has served as Chief Executive Officer of Baja Ventures, an independent venture capital firm focused on the technology and life sciences industry, since 1994 and previously served as Chairman and Chief Executive Officer of NCI, Inc., a functional food/nutraceutical company, from 1991 through 1993. Ms. Atkins was a co-founder of Ascend Communications Corporation in 1989, where she served as a Director until its acquisition by Lucent Technologies in 1999. Ms. Atkins served as a Presidential Appointee to the Pension Benefit Guaranty Corp. board from 2001 to 2003. Ms. Atkins currently serves on the boards of directors of Chico's FAS, Inc., Polycom, Inc., Reynolds American, Inc. and Netcordia and previously served on the boards of directors of Lucent Technologies, HealthSouth Corporation, McDATA Corporation, UTStarcom Inc., Paychex, Inc., SunPower Corporation and Wilmington Trust Corporation. She is a Faculty Member of the National Association of Corporation Directors and a member on the British Telecom Advisory Board, the Nasdaq Nominating Committee and the Council on Foreign Relations.

        Peter Barris, Director.    Peter Barris joined our board of directors in September 2004. Mr. Barris has served as Managing General Partner of New Enterprise Associates, LLC, or NEA, since 1999. He has been with NEA since 1992, and he serves as either an executive officer or General Partner of various NEA entities. Mr. Barris serves on the boards of directors of the Mid-Atlantic Venture

Association, Innerworkings, Inc., the National Venture Capital Association and Venture Philanthropy Partners and is a Member of the Board of Trustees of Northwestern University, the Board of Overseers of the Tuck School at Dartmouth College and the Board of Advisors of the Tuck's Center for Private Equity and Entrepreneurship at Dartmouth College.

        Morton David, Director.    Morton David joined our board of directors in August 2001. Mr. David served as the Chairman and Chief Executive Officer of Franklin Computer Corporation (later Franklin Electronic Publishers, Inc.) from 1983 to 1998. Mr. David currently serves on the board of directors of Sharper Image Corporation and previously served on the board of directors of Datek Online Holdings Corp. from 1998 until its acquisition by Ameritrade Holdings in 2002.

        Orit Gadiesh, Director.    Orit Gadiesh joined our board of directors in August 2005. Ms. Gadiesh has served as Chairman of Bain & Company, a global strategy consulting firm, since 1993. Ms. Gadiesh also serves on the boards of directors of WPP Group plc, The Peres Institute for Peace and the Federal Reserve Bank of Boston. She is a Member of the Council on Foreign Relations, a Member of the Board of Governors of the World Economic Forum and a Trustee for Eisenhower Fellowships. Ms. Gadiesh is also an active board or council member at the Harvard Business School visiting committee, the Kellogg School, the Harvard Medical School Advisory Council for Cell Biology and Pathology and the International Advisory Board at HEC (Haute Ecole Commerciale) in France.

        J. Sanford Miller, Director.    J. Sanford (Sandy) Miller joined our board of directors in January 2004. Mr. Miller is a General Partner in Institutional Venture Partners (IVP), which he joined in April 2006. Prior to joining IVP, Mr. Miller was a Senior Partner at 3i, which he joined in 2001. Prior to joining 3i, Mr. Miller co-founded Thomas Weisel Partners in 1998, where he was a Member of the Executive Committee, Chief Administrative and Strategic Officer and Co-Director of Investment Banking. From 1990 to 1998, Mr. Miller was a Senior Partner at Montgomery Securities, where he led the technology and healthcare groups. Previously, he was a Managing Director and ran the technology and healthcare investment banking divisions in San Francisco for Merrill Lynch from 1987 to 1990. Mr. Miller is a College Trustee at the University of Virginia and serves on the Management Board of the Stanford Graduate School of Business. Mr. Miller is our Lead Director.

        Governor Thomas J. Ridge, Director.    Governor Thomas J. Ridge joined our board of directors in August 2005. From January 2003 to January 2005, Governor Ridge served as the Secretary of the United States Department of Homeland Security. From 2001 through 2002, Governor Ridge served as the Special Assistant to the President for Homeland Security, an Executive Office created by President Bush in October 2001. Governor Ridge served as Governor of the Commonwealth of Pennsylvania for two terms from 1995 through 2001 and was a member of the U.S. House of Representatives from 1983 through 1995. Governor Ridge currently serves on the boards of directors of The Home Depot, Inc. and Exelon Corporation.

        John J. Roberts, Director.    John J. Roberts joined our board of directors in August 2004. Mr. Roberts served as Global Managing Partner for PricewaterhouseCoopers LLP from 1998 until his retirement in June 2002. From 1994 to 1998, Mr. Roberts served as Chief Operating Officer of Coopers & Lybrand, which merged with Price Waterhouse in 1998. He currently serves on the boards of directors and audit committees of Armstrong Holdings, Inc., Safeguard Scientifics, Inc. and the Pennsylvania Real Estate Investment Trust. He is a Member of the American Institute of Certified Public Accountants.

        Harry Weller, Director.    Harry Weller joined our board of directors in November 2003. Mr. Weller joined NEA in 2002 as a Partner and serves as Assistant Vice President of NEA Development Corp. From 1998 to 2001, Mr. Weller served as a Partner at FBR Technology Venture Partners. Mr. Weller currently serves on the board of directors of Sourcefire, Inc.

Other Key Employees

        C. William (Bill) Rainey, President, Vonage Canada Corp.    Bill Rainey has served as President of Vonage Canada since June 2004 and is responsible for sales, marketing, public relations, customer care and meeting operating budgets for Vonage Canada Corp. Prior to joining Vonage, Mr. Rainey served as Senior Vice President Commercial Services at GT Group Telecom, a national Toronto-based telecommunications company, from 1999 to 2002.

        Kerry Ritz, Managing Director, Vonage Limited.    Kerry Ritz joined Vonage as Managing Director in January 2005 and is responsible for sales, marketing, public relations, customer care and meeting operating budgets for Vonage Limited, our U.K. subsidiary. From 2000 to 2003, Mr. Ritz served as Director of Customer Strategy at 3, Europe's first wireless 3G operation owned by Hutchison Whampoa Ltd, and was responsible for business and marketing strategy, device development, product strategy and international development.

        Timothy G. Smith, Interim President, Vonage Network Inc.    Timothy Smith has served as Interim President of Vonage Network since June 2006 and is responsible for our network and systems operations globally and Vonage Network staff management. From July 2005 through June 2006 Mr. Smith served as our Senior Vice President of Network and Systems Infrastructure where he was responsible for overseeing our management information systems, network operating center and systems architecture. Prior to joining Vonage, from July 2003 to July 2005, Mr. Smith served as a Senior Technical Individual Contributor at Sun Microsystems, Inc., where he focused on both high priority tactical and strategic projects. From June 2000 to July 2003, Mr. Smith served as the Vice President, Network Engineering at Wayport, Inc, a leading provider of high-speed Wi-Fi wireless and wired Internet access, where he lead the company's network engineering, network operations and IT. Prior to Wayport, Mr. Smith held various positions including Director at UUNET Technologies, now known as MCI, from 1995 to 2000.

Board Composition

        Our directors are divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2007, 2008 and 2009, respectively. Upon expiration of the term of class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. This classification of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of our board of directors.

        Our board of directors currently consists of eleven members. Mr. Barris, Governor Ridge and Mr. Weller are Class I directors and will serve for one year. Ms. Gadiesh, Mr. Miller, Mr. Roberts and Mr. Snyder are Class II directors and will serve for two years. Ms. Atkins, Mr. Citron and Mr. David are Class III directors and will serve for three years. Our board has determined that nine of our current directors—Ms. Atkins, Mr. Barris, Mr. David, Ms. Gadiesh, Mr. Miller, Governor Ridge, Mr. Roberts and Mr. Weller—are independent directors, as defined by the applicable rules of the New York Stock Exchange.

Board Committees

        The standing committees of our board of directors consist of an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

        The audit committee oversees our financial reporting process on behalf of the board of directors and reports to the board of directors the results of these activities, including the systems of internal controls established by management and the board of directors, our audit and compliance process and financial reporting. The audit committee, among other duties, engages the independent public accountants, pre-approves all audit and non-audit services provided by the independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, considers the compatibility of any non-audit services provided by the independent public accountants with the independence of such auditors and reviews the independence of the independent public accountants. Mr. Roberts (Chairman), Ms. Atkins, Mr. David and Mr. Miller currently serve on our audit committee. The board of directors has determined that audit committee members must meet the independence standards for audit committees of companies listed on the New York Stock Exchange.

        Each member of the audit committee meets the standards for financial knowledge for companies listed on the New York Stock Exchange. In addition, the board of directors has determined that Mr. Roberts is qualified as an audit committee financial expert within the meaning of SEC regulations.

Nominating and Governance Committee

        The nominating and governance committee is responsible for identifying and recommending director nominees, determining the composition of our board of directors, recommending directors to serve on our various committees, determining compensation for non-executive directors, implementing our corporate governance guidelines and developing self-evaluation methodology to be used by our board of directors and its committees to assess board effectiveness. Ms. Atkins (Chairman), Ms. Gadiesh, Governor Ridge and Mr. Weller currently serve on our nominating and governance committee.

Compensation Committee

        The compensation committee reviews and recommends compensation and benefit plans for our officers, reviews base salary and incentive compensation for each executive officer, reviews and approves corporate goals and objectives relevant to the compensation of our Chief Strategist, CEO and executive officers, administers our incentive compensation program for key executive and management employees and reviews and approves equity-based plans and employee benefit plans. Mr. David (Chairman), Mr. Barris, Mr. Miller and Governor Ridge currently serve on our compensation committee.

Code of Business Conduct and Ethics

        Our board of directors has adopted a code of business conduct and ethics which establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code addresses, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee is responsible for applying and interpreting our code of business conduct in situations where questions are presented to it.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is an executive officer or employee of our company. None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Director Compensation

        Our directors who are not officers or employees of our company receive an annual retainer fee of $50,000. Our audit committee chairperson and lead director each receive an additional annual retainer of $25,000. Our compensation committee chairperson and nominating and governance committee chairperson each receive an additional annual retainer of $10,000. Other members of our audit committee each receive an additional annual retainer of $10,000. Other members of our compensation committee and nominating and governance committee each receive an additional annual retainer of $5,000. Our audit committee chairperson receives $3,000 and all other members of such committee receive $2,000 for attendance at each regular meeting of the audit committee. Our compensation committee chairperson and nominating and governance committee chairperson each receive $2,500 and all other members of such committees receive $2,000 for attendance at each regular meeting of the compensation committee or nominating and governance committee. Each director who is not an officer or employee of our company receives $3,000 for each regularly-scheduled board meeting attended and $500 for each special board meeting or committee meeting attended.

        On the date they commence service on our board of directors, newly elected directors receive an option to purchase 45,000 shares of our common stock at an exercise price not less than the fair market value of our common stock on the date of grant as determined by our board. Such stock option grant shall vest over a period of four years, with 25% vesting on the first anniversary of the date of grant and the remainder vesting in equal quarterly installments thereafter. This stock option shall vest in full upon a change of control. Beginning September 1 and the 1st day of the last month of each quarter, directors who are not officers or employees of our company are awarded options to purchase 3,750 shares of our common stock at an exercise price not less than the fair market value of our common stock on the date of grant as determined by our board and 3,750 shares of restricted common stock. In order to be eligible for such grants, the director must have served on our board for the entire previous quarter. These quarterly grants shall vest quarterly over one year and vest in full upon a change of control.

        We reimburse all directors for reasonable and necessary expenses they incur in performing their duties as directors of our company. Directors who are officers or employees of our company do not receive any additional compensation for serving as directors, except for reimbursement of their expenses in fulfilling their duties.

Executive Compensation

        The following table summarizes, for the fiscal year ended December 31, 2005, the compensation paid to or earned by our Chief Executive Officer and our three other executive officers serving in such capacity as of December 31, 2005.

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)	Securities Underlying Options	All Other Compensation(2)
Jeffrey A. Citron Director, Chairman and Chief Strategist(3)	2005	$400,000	$540,000	$62,500	3,928,572	$15,899
John S. Rego Executive Vice President and CFO	2005	$235,096	$240,000	$—	274,644	$15,899
Louis A. Mamakos Chief Technology Officer	2005	$196,154	$130,000	$—	178,572	$12,540
Sharon A. O'Leary Chief Legal Officer	2005	$96,154	$100,000	$21,325	178,572	$—

(1)
Other Annual Compensation consists of travel and expense reimbursement for Mr. Citron and relocation expenses of $16,088, and a tax gross-up payment related thereto, for Ms. O'Leary.

(2)
All Other Compensation consists of company 401(k) contributions ($6,000) and company-paid insurance ($9,899 in the case of Messrs. Citron and Rego and $6,540 in the case of Mr. Mamakos).

(3)
Mr. Citron was formerly our Chief Executive Officer and became our Chairman and Chief Strategist as of February 27, 2006.

Option Grants in the Last Completed Fiscal Year

        The following table sets forth information regarding grants of options on April 1, 2005 and August 1, 2005 to purchase shares of our common stock to our named executive officers during the fiscal year ended December 31, 2005.

Individual Grants
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year		Exercise Price ($/Share)		Expiration Date(2)	Grant Date Present Value Per Option(3)		Value on Grant Date
Jeffrey A. Citron	357,143 3,571,429	4.3 43.5	% %	$ $	7.42 8.82	4/1/2015 8/1/2015	$ $	2.38 2.83	$ $	850,000 10,107,144
John S. Rego	185,358 89,286	2.3 1.1	% %	$ $	7.42 8.82	4/1/2015 8/1/2015	$ $	2.38 2.83	$ $	441,152 252,679
Louis A. Mamakos	89,286 89,286	1.1 1.1	% %	$ $	7.42 8.82	4/1/2015 8/1/2015	$ $	2.38 2.83	$ $	212,500 252,679
Sharon A. O'Leary	178,572	2.2%			$8.82	8/1/2015		$2.83		$505,359

(1)
The options were granted pursuant to our 2001 Stock Option Plan and have a term of ten years. The options vest in equal monthly installments over a period of four years. In addition, in the case of Mr. Citron, the options vest in full upon termination of his employment without cause or for good reason, Mr. Citron's death or disability, or a change in control. In the case of Mr. Rego and Ms. O'Leary, the options vest in full upon termination of employment without cause or for good reason or after a change of control.

(2)
The expiration dates set forth in this column represent the latest dates on which the options could be exercised by the option holder if such option holder remained employed by us.

(3)
The dollar amounts set forth in these columns are estimated using the Black-Scholes option pricing model, based on the following assumptions: expected volatility, 0%; risk-free rate of return, 4.36%; dividend yield, 0%; and expected contractual life, 8.87 years.

Fiscal Year-End Option Values

        The following table provides information concerning exercisable and unexercisable options held by our named executive officers for the year ended December 31, 2005. There were no option exercises by the named executive officers during the year ended December 31, 2005.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Jeffrey A. Citron	1,392,179	4,747,550	$19,143,710	$47,559,426
John S. Rego	127,621	352,381	$1,768,182	$3,940,421
Louis A. Mamakos	35,715	196,429	$407,537	$1,994,620
Sharon A. O'Leary	14,881	163,691	$121,727	$1,338,992

(1)
There was no established public trading market for our common stock on December 31, 2005. Accordingly, these values have been calculated on the basis of the initial public offering price of $17.00 per share, less the applicable per share exercise price. These calculations do not take into account the effect of any taxes that may be applicable to the option exercises.

Employment Agreements

Jeffrey A. Citron

        Effective February 8, 2006, we entered into an amended and restated employment agreement with Mr. Citron providing for his employment as our Chairman and Chief Strategist. As Chairman and Chief Strategist, Mr. Citron will have responsibility for our overall strategy, technology matters, employee culture and public relations, and such other responsibilities, powers and authority as our board of directors may assign to him from time to time. The term of Mr. Citron's agreement, which will end on December 31, 2008, will automatically renew for additional one-year periods, unless either party gives notice at least 90 days prior to the end of the then-current term. In addition, in the event of a change in control as defined under our 2001 Stock Incentive Plan, the term will be extended to the first anniversary of such event, subject to automatic annual renewals as described above.

        Under his employment agreement, Mr. Citron is entitled to receive an annual base salary of at least $600,000. Mr. Citron also is eligible to receive an annual discretionary performance-based bonus in accordance with our annual bonus program for senior executives. Annual bonus payments under the program generally are related to the achievement of revenue and income (loss) from operations before depreciation and amortization targets, as well as personal contribution, with a target annual bonus equal to 100% of Mr. Citron's annual base salary. Our budget and business plan for the last several years has involved significant net losses and losses from operations before depreciation and amortization. Therefore, annual bonuses are paid even if we have net losses or losses from operations before depreciation and amortization.

        Under his agreement, we also will provide Mr. Citron with, and pay the cost of premium payments on, a term life insurance policy that provides for a death benefit of at least $1.5 million. The agreement also provides that, with respect to reasonable business-related airline expenses, Mr. Citron will be eligible for air travel reimbursement based on the cost of a first-class ticket on a commercial airline to and from the applicable business destinations and that any additional business-related airline expenses incurred, directly or indirectly, by Mr. Citron with respect to other employees shall be paid in accordance with our travel policy.

        During the term of his employment agreement, if we terminate Mr. Citron's employment without cause or he resigns with good reason and, in each case, Mr. Citron provides us with a general release of claims, he will be entitled to a prorated annual bonus for the year of termination, an amount equal to two times the sum of his annual base salary and annual bonus for the prior year, the payment of premiums for group health continuation coverage for a period of 18 months, 100% accelerated vesting and exercisability of the unvested portion of any equity-based awards or other long-term incentive compensation without regard to the satisfaction of any performance criteria, and the right to exercise each stock option for 12 months following termination of employment or, if earlier, until the expiration of the original maximum term of such option. In the event of Mr. Citron's death or disability during the term of his employment agreement, he will receive the same termination benefits as described above in the case of a termination without cause or resignation for good reason, except that he or his estate will receive a payment equal to one times, rather than two times, his salary and prior year's bonus.

        Immediately prior to a change in control, all unvested equity-based or other long-term incentive awards held by Mr. Citron will fully vest and become exercisable without regard to the satisfaction of any performance criteria. Mr. Citron also will be grossed up for any excise taxes payable by him under the Internal Revenue Code's "golden parachute" tax rules.

        Under the terms of Mr. Citron's employment agreement, he has agreed not to disclose any confidential information concerning our business. In addition, Mr. Citron has agreed not to solicit or to interfere with our relationship with any of our employees, officers or representatives or to solicit any of our customers, clients, suppliers, licensees or other business relations until three years following termination of his employment. Furthermore, Mr. Citron has entered into our form noncompetition agreement pursuant to which he has agreed not to engage in, become interested in, enter into employment with or provide services to any business (or any person, firm or corporation engaged in any business) that directly competes with our business until three years following termination of his employment.

Michael Snyder

        Effective February 8, 2006, we entered into an agreement with Michael Snyder providing for his employment, commencing as of February 27, 2006, as Chief Executive Officer for an initial term of two years. The term will automatically renew for additional one-year periods, unless either party gives notice at least 90 days prior to the end of the then-current term. In the event of a change in control, the term will also be automatically extended until the first anniversary of the change of control, subject to automatic annual renewals as described above. As Chief Executive Officer, Mr. Snyder reports to our board of directors and is responsible for the day-to-day management and operation of our business, including the supervision of our finance, legal and human resource functions and the business activities of our principal operating units in the United States, United Kingdom and Canada. Under his employment agreement, Mr. Snyder is entitled to receive an annual base salary of $500,000, subject to review by our compensation committee. Mr. Snyder also is eligible to receive an annual discretionary performance-based bonus in accordance with our annual bonus program for senior executives. Annual bonus payments under the program generally are related to the achievement of revenue and income (loss) from operations before depreciation and amortization targets, as well as personal contribution. Our budget and business plan for the last several years has involved significant net losses and losses from operations before depreciation and amortization. Therefore, annual bonuses are paid even if we have net losses or losses from operations before depreciation and amortization.

        Mr. Snyder was granted a sign-on bonus, in February 2006, in the form of options to acquire 892,858 shares of our common stock at a price per share equal to the then fair market value of a share of our common stock. These options were granted pursuant to our 2001 Stock Incentive Plan and have a term of ten years. The options vest in equal monthly installments over a period of four years. In addition, the options granted to Mr. Snyder vest in full upon a change in control.

        During the term of his employment agreement, if we terminate Mr. Snyder's employment without cause or he resigns with good reason and, in each case, Mr. Snyder provides us with a general release of claims, he will be entitled to a prorated annual bonus for the year of termination, an amount equal to two times his base salary and up to $50,000 of outplacement services. If Mr. Snyder's employment is terminated by reason of death or disability, he will be entitled to a prorated annual bonus for the year of termination and an amount equal to his base salary for one year (reduced by the net amount of any disability benefits received by Mr. Snyder under our group disability policy). In the event of a change in control, Mr. Snyder's outstanding stock options will vest in full.

        Under the terms of Mr. Snyder's employment agreement, he has agreed not to disclose any confidential information concerning our business. In addition, Mr. Snyder has agreed not to solicit or to interfere with our relationship with any of our employees, officers or representatives or to interfere with our relationship with any of our customers, clients, suppliers, licensees or other business relations until 12 months following termination of his employment. Furthermore, Mr. Snyder has entered into our form noncompetition agreement pursuant to which he has agreed not to engage in, become interested in, enter into employment with or provide services to any business (or any person, firm or corporation engaged in any business) that directly competes with our business until 12 months following termination of his employment.

John S. Rego

        Effective August 1, 2005, we entered into an employment agreement with Mr. Rego providing for his employment as our Chief Financial Officer for an initial term of two years. The term will automatically renew for additional one-year periods, unless either party gives notice at least 90 days prior to the end of the then-current term. In the event of a change in control, the term will also be automatically extended until the first anniversary of the change of control. Under his employment agreement, Mr. Rego is entitled to receive an annual base salary of $250,000, subject to review by our compensation committee and our Chief Executive Officer. On January 18, 2006, our compensation committee raised Mr. Rego's salary to $300,000, effective March 15, 2006. Mr. Rego also is eligible to receive an annual discretionary performance-based bonus in accordance with our annual bonus program for senior executives. Annual bonus payments under the program generally are related to the achievement of revenue and income (loss) from operations before depreciation and amortization targets, as well as personal contribution. Our budget and business plan for the last several years has involved significant net losses and losses from operations before depreciation and amortization. Therefore, annual bonuses are paid even if we have net losses or losses from operations before depreciation and amortization.

        During the term of his employment agreement, if we terminate Mr. Rego's employment without cause or he resigns with good reason and, in each case, Mr. Rego provides us with a general release of claims, he will be entitled to a prorated annual bonus for the year of termination and an amount equal to his base salary for the longer of one year and the remainder of the term. If Mr. Rego's employment is terminated by reason of death or disability, he will be entitled to a prorated annual bonus for the year of termination and an amount equal to his base salary for one year (reduced by the net amount of any disability benefits received by Mr. Rego under our group disability policy). In the event of a termination of Mr. Rego's employment without cause or for good reason, in each case, on or after a change in control, Mr. Rego's outstanding stock options will vest in full.

        Under the terms of Mr. Rego's employment agreement, he has agreed not to disclose any confidential information concerning our business. In addition, Mr. Rego has agreed not to solicit or to interfere with our relationship with any of our employees, officers or representatives or to solicit any of our customers, clients, suppliers, licensees or other business relations until 12 months following termination of his employment. Furthermore, Mr. Rego has entered into our form noncompetition agreement pursuant to which he has agreed not to engage in, become interested in, enter into employment with or provide services to any business (or any person, firm or corporation engaged in any business) that directly competes with our business until 12 months following termination of his employment.

Louis A. Mamakos

        Effective August 1, 2005, we entered into an employment agreement with Mr. Mamakos providing for his employment as our Chief Technology Officer for an initial term of two years. The term will automatically renew for additional one-year periods, unless either party gives notice at least 90 days prior to the end of the then-current term. Under his employment agreement, Mr. Mamakos is entitled to receive an annual base salary of $200,000, subject to review by our compensation committee and our Chief Executive Officer. On January 18, 2006, our compensation committee raised Mr. Mamakos' salary to $220,000, effective March 15, 2006. Mr. Mamakos is also eligible to receive an annual discretionary performance-based bonus in accordance with our annual bonus program for senior executives. Annual bonus payments under the program generally are related to the achievement of revenue and income (loss) from operations before depreciation and amortization targets, as well as personal contribution. Our budget and business plan for the last several years has involved significant net losses and losses from operations before depreciation and amortization. Therefore, annual bonuses are paid even if we have net losses or losses from operations before depreciation and amortization.

        During the term of his employment agreement, if we terminate Mr. Mamakos' employment without cause or he resigns with good reason and, in each case, Mr. Mamakos provides us with a general release of claims, he will be entitled to a prorated annual bonus for the year of termination and an amount equal to his base salary for the longer of one year and the remainder of the term. If Mr. Mamakos' employment is terminated by reason of death or disability, he will be entitled to a prorated annual bonus for the year of termination and an amount equal to his base salary for one year (reduced by the net amount of any disability benefits received by Mr. Mamakos under our group disability policy).

        Under the terms of Mr. Mamakos' employment agreement, he has agreed not to disclose any confidential information concerning our business. In addition, Mr. Mamakos has agreed not to solicit or to interfere with our relationship with any of our employees, officers or representatives or to interfere with our relationship with any of our customers, clients, suppliers, licenses or other business relationships until 12 months following termination of his employment. Futhermore, Mr. Mamakos has entered into our form noncompetition agreement pursuant to which he has agreed not to engage in, become interested in, enter into employment with or provide services to any business (or any person, firm or corporation engaged in any business) that directly competes with our business until 12 months following termination of his employment.

Sharon A. O'Leary

        Effective August 8, 2005, we entered into an employment agreement with Ms. O'Leary providing for her employment as our Chief Legal Officer for an initial term of two years. The term will automatically renew for additional one-year periods, unless either party gives notice at least 90 days prior to the end of the then-current term. In the event of a change in control, the term will also be automatically extended until the first anniversary of the change of control. Under her employment agreement, Ms. O'Leary is entitled to receive an annual base salary of $250,000, subject to review by our compensation committee and our Chief Executive Officer. On January 18, 2006, our compensation committee raised Ms. O'Leary's salary to $290,000, effective March 15, 2006. Ms. O'Leary also is eligible to receive an annual discretionary performance-based bonus in accordance with our annual bonus program for senior executives. Annual bonus payments under the program generally are related to the achievement of revenue and income (loss) from operations before depreciation and amortization targets, as well as personal contribution, with a minimum bonus of $100,000 payable for 2005. Our budget and business plan for the last several years has involved significant net losses and losses from operations before depreciation and amortization. Therefore, annual bonuses are paid even if we have net losses or losses from operations before depreciation and amortization. In addition, Ms. O'Leary will receive an annual benefits stipend beginning in 2006, in a net amount of $2,200, to pay the premium on disability insurance.

        During the term of her employment agreement, if we terminate Ms. O'Leary's employment without cause or she resigns with good reason and, in each case, Ms. O'Leary provides us with a general release of claims, she will be entitled to a prorated annual bonus for the year of termination and an amount equal to her base salary for the longer of one year and the remainder of the term. If Ms. O'Leary's employment is terminated by reason of death or disability, she will be entitled to a prorated annual bonus for the year of termination and an amount equal to her base salary for one year (reduced by the net amount of any disability benefits received by Ms. O'Leary under our group disability policy). In the event of a termination of Ms. O'Leary's employment without cause or for good reason, in each case, on or after a change in control, Ms. O'Leary's outstanding stock options will vest in full.

        Under the terms of Ms. O'Leary's employment agreement, she has agreed not to disclose any confidential information concerning our business. In addition, Ms. O'Leary has agreed not to solicit or to interfere with our relationship with any of our employees, officers or representatives or to interfere with our relationship with any of our customers, clients, suppliers, licensees or other business relations until 12 months following termination of her employment. Furthermore, Ms. O'Leary has entered into our form noncompetition agreement pursuant to which she has agreed not to engage in, become interested in, enter into employment with or provide services to any business (or any person, firm or corporation engaged in any business) that directly competes with our business until 12 months following termination of her employment.

2001 Stock Incentive Plan

        Our 2001 Stock Incentive Plan is administered by the compensation committee and provides for the granting of options or restricted stock awards to our employees, directors and consultants. The objectives of the plan include attracting and retaining the best personnel, providing for additional performance incentives, and promoting our success by providing our employees, directors and consultants the opportunity to acquire stock.

        Shares Available for Issuance.    There are 28,286,393 shares authorized for options grants or restricted stock grants under the plan, as amended. Currently, our Board of Directors has limited the total amount of future stock options and other equity-based awards that may be granted under our 2001 Stock Incentive Plan to 2,000,000 shares, of which 1,573,857 shares are available for grant as of

September 30, 2006. The shares to be delivered under the plan will be made available, at the discretion of the compensation committee, from authorized but unissued shares and/or from previously issued shares of common stock reacquired by us. If shares covered by an option cease to be issuable for any reason, and/or shares covered by restricted stock awards are forfeited, such number of shares will no longer be charged against the shares authorized under the plan and may again be made subject to awards.

        Adjustments.    The number and kind of shares available for awards under our 2001 Stock Incentive Plan and any outstanding awards under the plan, as well as the exercise price of outstanding options, will be subject to adjustment in the event of certain reorganizations, recapitalizations, reclassifications, stock dividends, stock splits or business combinations in which we are the surviving corporation. In the event of a business combination in which we are not the surviving corporation, or in the event of a sale of all or substantially all of our property, and the surviving corporation does not assume our obligations under the plan, the plan will terminate and all unvested stock options granted under the plan will expire.

        Amendment and Termination.    Our board of directors has authority to amend, modify, suspend or terminate the plan, and our compensation committee has authority to modify awards, except as would adversely affect participants' rights to outstanding awards without their consent.

        Administration.    The compensation committee has authority to prescribe, amend, and rescind rules and regulations relating to the plan. Our compensation committee also has the power to interpret the plan and awards granted under the plan and to make all other determinations necessary or advisable for plan administration. All interpretations, determinations, and actions by the compensation committee will be final, conclusive, and binding upon all parties.

        In addition, under the terms of our 2001 Stock Incentive Plan, the compensation committee has the authority to determine:

  •
  which participants receive awards;

  •
  the type of award granted;

  •
  the number of shares of common stock with respect to which an award is granted;

  •
  the periods during which each option is exercisable; and

  •
  the price at which common stock may be purchased under a stock option.

        Stock Options    Options granted under our 2001 Stock Incentive Plan may be nonstatutory stock options or may qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended. The term of the stock options granted pursuant to the plan may not exceed ten years. Awards of stock options are made pursuant to a written award agreement that contains the terms of each grant. Stock options granted under the plan typically vest in annual or monthly installments over a four-year period, and, except as described below, acceleration of vesting or exercisability can be accomplished only with approval from our board of directors. The purchase price to be paid upon exercise of a stock option must be paid in full in cash at the time of exercise. No options may be granted under the plan after May 1, 2010.

        Under the terms of the plan, options will vest as to 50% of the shares subject to the stock option upon a participant's termination of employment without cause or for good reason during the 180-day period following a change in control.

        A change in control is defined, generally, to mean any of the following events:

  •
  an acquisition by any individual, entity or group of beneficial owners of 50% or more of the combined voting power of our then outstanding securities;

  •
  a change in the composition of a majority of our board of directors that is not supported by the incumbent board of directors;

  •
  the consummation of a merger or consolidation pursuant to which more than 60% of the combined voting power of our voting securities do not remain outstanding or more than 50% of the combined voting power of our then outstanding securities is acquired by a person or group of persons acting in concert; or

  •
  the approval by our stockholders of a plan of our complete liquidation or dissolution.

        If so authorized by the compensation committee, we may cancel all or a portion of options granted under the plan, without the consent of the participant, upon payment to the participant of an amount of cash equal to the excess, if any, of the fair market value, at such time, of the shares subject to the option over the aggregate exercise price thereof, or by delivery of shares of our common stock with a fair market value at such time, equal to any such excess, or by a combination of cash and shares.

        Restricted Stock.    Shares subject to restricted stock awards under our 2001 Stock Incentive Plan may be either granted or sold to the participant and will be subject to such restrictions on transfer and forfeiture as may be determined by the compensation committee. Any restrictions on restricted stock will lapse at such time or times, and/or upon the achievement of such predetermined performance objectives as is or are determined by the compensation committee and set forth in the award agreement. Acceleration of the lapse of any restrictions shall be accomplished only pursuant to board approval in each instance. The compensation committee may provide that the shares will be held in escrow until the restrictions lapse. In general, participants have all the rights of a stockholder with respect to shares of restricted stock, including the right to receive all dividends and other distributions. Under the terms of our 2001 Stock Incentive Plan, however, participants may be required to execute an irrevocable proxy or enter into a voting agreement, as determined by the compensation committee, subject to the terms and conditions set forth in the plan.

        All stock options under our 2001 Stock Incentive Plan have been granted at or above the fair market value of our common stock, as determined by our board of directors, at the date of grant, with the exception of a grant in 2005 for 125,000 shares. As of March 31, 2006, we have not made any awards of restricted stock under our 2001 Stock Incentive Plan.

2006 Incentive Plan

        Our board of directors has adopted, and our stockholders have approved, our 2006 Incentive Plan, which was effective upon completion of our initial public offering. The objectives of our 2006 Incentive Plan include attracting, retaining, and motivating highly qualified personnel, and providing them with opportunities to obtain a proprietary interest in our company and incentives to contribute to our long-term success.

        Administration.    Our 2006 Incentive Plan generally is administered by the compensation committee, which will have full authority to construe and to interpret and to determine the terms of awards under the plan, including authority to determine who will be granted awards, the terms and conditions of awards, and the number of shares subject to, or the cash amount payable with respect to, an award.

        Eligibility.    The compensation committee has the authority under our 2006 Incentive Plan to select the individuals who will be granted awards from among our officers, employees, directors, non-employee directors, consultants, advisors, and independent contractors. The compensation committee also may delegate its authority to grant awards (other than to executive officers) to appropriate officers.

        Number of Shares Available for Issuance.    The maximum number of shares of our common stock that are authorized for issuance under our 2006 Incentive Plan will be determined under a formula set forth in the plan, and will equal approximately 17.65% of the number of shares that are issued and outstanding from time to time, less the number of shares that are available for issuance under our 2001 Stock Incentive Plan. Following termination of our 2001 Stock Incentive Plan, the number of remaining shares available for issuance under our 2001 Stock Incentive Plan, or that become available for issuance upon expiration or cancellation, without payment or settlement, of awards under our 2001 Stock Incentive Plan, also will become available for issuance under our 2006 Incentive Plan. Shares issued under the plan may be authorized and unissued shares or may be issued shares that we have reacquired. Shares covered by awards that are forfeited, cancelled or otherwise expire without having been exercised or settled, or that are settled by cash or other non-share consideration, will become available for issuance pursuant to a new award. Shares that are tendered or withheld to pay the exercise price of an award or to satisfy tax withholding obligations will not be available for issuance pursuant to new awards. At September 30, 2006, 15,619,237 shares were available for future grant under the 2006 Stock Incentive Plan.

        Types of Awards; Limits.    The compensation committee may grant the following types of awards under our 2006 Incentive Plan: options; restricted stock; restricted stock units; stock appreciation rights; performance stock; performance units; annual awards; and other awards based on, or related to, shares of our common stock. Options awarded under our 2006 Stock Incentive Plan may be nonstatutory stock options or may qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended. Our 2006 Incentive Plan contains various limits with respect to the types of awards, as follows:

  •
  a maximum of 20,000,000 shares may be issued under the plan pursuant to incentive stock options;

  •
  a maximum of 10,000,000 shares may be issued pursuant to options and stock appreciation rights granted to any participant in a calendar year;

  •
  a maximum of $5,000,000 may be paid pursuant to annual awards granted to any participant in a calendar year; and

  •
  a maximum of $10,000,000 may be paid (in the case of awards denominated in cash) and a maximum of 10,000,000 shares may be issued (in the case of awards denominated in shares) pursuant to awards, other than options, stock appreciation rights or annual awards, granted to any participant in a calendar year.

        Stock Options.    A stock option is the right to acquire shares of our common stock at a fixed exercise price for a fixed period of time. The exercise price is set by the compensation committee but cannot be less than 100% of the fair market value of our common stock on the date of grant, with an exception for options granted in substitution for options held by employees of companies that our company acquires. The term of a stock option may not exceed ten years.

        Stock Appreciation Rights.    Stock appreciation rights are awards that entitle the participant to receive an amount equal to the excess, if any, of the fair market value on the exercise date of the number of shares for which the stock appreciation right is exercised over the grant price. The grant price is set by the compensation committee, but cannot be less than 100% of the fair market value of our common stock on the date of grant, with an exception for stock appreciation rights granted in substitution for stock appreciation rights held by employees of companies that we acquire. Payment to the participant on exercise may be made in cash or shares, as determined by the compensation committee. If the compensation committee determines at the time of grant that a stock appreciation right may be settled only in shares, the term may not exceed the years. Stock appreciation rights may be granted in tandem with options.

        Restricted Stock.    Restricted stock awards are shares of our common stock that are subject to cancellation, restrictions, and vesting conditions, as determined by the compensation committee. The shares may be either granted or sold to the participant.

        Restricted Stock Units.    Restricted stock units entitle a participant to receive one or more shares of our common stock in the future upon satisfaction of vesting conditions determined by the compensation committee. Restricted stock units will be settled through the delivery of shares, cash of equivalent value, or a combination of shares and cash, as determined by the compensation committee.

        Performance Stock and Performance Units.    Performance stock and performance unit awards entitle a participant to receive an amount based on a target payment or number of shares and the level of achievement of specified performance goals during a specified performance period. The compensation committee sets the performance targets and performance period at the date of grant. When the compensation committee determines the performance targets have been satisfied, performance stock vests and performance units are settled through the delivery of shares of our common stock, cash of equivalent value, or a combination of cash and shares.

        Annual Awards.    Annual awards entitle a participant to receive an amount based on a target payment and the level of achievement of specified performance goals, which are set by the compensation committee at the date of grant, during a specified plan year, and, upon determination by the compensation committee that the performance goals have been met, payable in shares of our common stock, cash of equivalent value, or a combination of cash and shares.

        Other Awards.    The compensation committee also may grant other forms of awards that generally are based on the value of shares of our common stock. These other awards may provide for cash payments based in whole or in part on the value or future value of shares, may provide for the future delivery of shares to the participant, or may provide for a combination of cash payments and future delivery of shares.

        Section 162(m) Performance-Based Awards.    Awards under our 2006 Incentive Plan that are determined to be "performance-based" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, will be conditioned on the achievement of one or more specified performance goals established by the compensation committee at the date of grant. The performance goals will be comprised of specified levels of one or more of the following performance criteria, as the compensation committee deems appropriate: net earnings or net income (before or after taxes); earnings per share; net sales or revenue growth; net operating profit; return measures (including, but not limited to, return on assets, capital, equity, sales, or revenue); cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment); earnings before or after taxes, interest, depreciation, and/or amortization; gross or operating margins; productivity ratios; share price (including, but not limited to, growth measures and total stockholder return); expense targets; margins; operating efficiency; market share; customer satisfaction; working capital targets; cash value added; economic value added; market penetration; and product introductions; in each case determined in accordance with generally accepted accounting principles consistently applied on a business unit, subsidiary or consolidated basis or any combination thereof. The performance goals may be described in terms of objectives that are related to the individual participant or objectives that are company-wide or related to a subsidiary, division, department, region, function or business unit and, may be measured on an absolute or cumulative basis, or on the basis of percentage of improvement over time, and in terms of company performance (or performance of the applicable subsidiary, division, department, region, function or business unit), or measured relative to selected peer companies or a market or other index.

        Amendment and Termination; Term.    Our board of directors has authority to amend, modify, suspend or terminate the plan, except as would require the approval of our stockholders or would adversely affect participants' rights to outstanding awards without their consent. Unless terminated earlier, our 2006 Incentive Plan will expire in 2016, on the tenth anniversary of the effective date of the plan.

        Change of Control.    In the event of a change of control of our company, the compensation committee may take steps it considers appropriate, including accelerating vesting, modifying an award to reflect the change of control, or providing that outstanding awards will be assumed, or substituted for, by the surviving corporation or permitting or requiring participants to surrender options and stock appreciation rights in exchange for a cash payout equal to the difference between the highest price paid in the change of control and the exercise price.

        Under our 2006 Incentive Plan, the following events generally result in a change of control:

  •
  a person or group acquires at least 30% of the voting power of our company;

  •
  a majority of our directors are replaced by directors not approved by our board of directors;

  •
  there is a merger or consolidation of our company that results in new stockholders having at least 50% of the voting power of our company;

  •
  there is a sale of all or substantially all of our assets; or

  •
  our stockholders approve a plan of liquidation or dissolution.

        Dividends and Dividend Equivalents.    Our compensation committee may provide participants with the right to receive dividends or payments equivalent to dividends or interest with respect to an outstanding award. Any such dividends or interest may either be paid currently or may be deemed to have been reinvested in shares, and may be settled in shares, cash, or a combination of cash and shares. No dividends or dividend equivalents will be paid with respect to options or stock appreciation rights.

        Participant's Stockholder Rights.    A participant will have no rights as a stockholder with respect to shares covered by an award (including voting rights) until the date the participant or his nominee becomes the holder of record of such shares. Generally, no adjustment will be made for dividends or other rights for which the record date is prior to such date.

        Deferrals.    Our compensation committee may permit participants to defer the payment or settlement of an award to one or more dates selected by the participant.

        Repricing of Options and Stock Appreciation Rights.    Options and stock appreciation rights awarded under our 2006 Stock Incentive Plan may not be repriced. For these purposes, to reprice an award means (i) to reduce the exercise or grant price, or (ii) grant a new award with a lower exercise or grant price in exchange for the cancellation of the original award.

        Adjustments or Changes in Capitalization.    In the event of a stock split, reverse stock split, stock dividend, extraordinary cash dividends, recapitalization, liquidation, merger or other corporate event affecting the shares of our common stock, the aggregate number of shares available for issuance under our 2006 Incentive Plan, the various plan limits, and the number of shares subject to, and exercise or grant price of, outstanding awards may be appropriately adjusted by the compensation committee.

        Limited Transferability.    Generally, an award may only be transferred upon the participant's death to a designated beneficiary or in accordance with the participant's will or the laws of descent or distribution, and, except for incentive stock options, pursuant to a domestic relations order. The compensation committee also may permit limited transferability, generally to a participant's family member, a trust for the benefit of a family member, or a charitable organization.

Federal Income Tax Information

        The following is a summary of certain of the federal income tax consequences of awards under our 2001 Stock Incentive Plan and 2006 Incentive Plan. The following is not to be considered as tax advice to any person who may be a participant, and any such persons are advised to consult their own tax counsel.

        Nonqualified Stock Options and Stock Appreciation Rights.    A participant will not recognize taxable income upon the grant of a nonqualified stock option or stock appreciation right. Upon exercise, the participant will recognize ordinary income equal to the amount the fair market value of the shares on the exercise date exceeds the exercise or grant price. Upon subsequent sale of the acquired shares, any additional gain or loss will be capital gain or loss, long-term if the shares have been held for more than one year.

        Incentive Stock Options.    A participant will not recognize taxable income when an incentive stock option is granted or exercised. However, the excess of the fair market value of the covered shares over the exercise price on the date of exercise is an item of tax preference for alternative minimum tax purposes. If the participant exercises the option and holds the acquired shares for more than two years following the date of option grant and more than one year after the date of exercise, the difference between the sale price and exercise price will be taxed as long-term capital gain or loss. If the participant sells the acquired shares before the end of the two-year and one-year holding periods, he or she generally will recognize ordinary income at the time of sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option. Any additional gain will be capital gain, long-term if the shares have been held for more than one year.

        Restricted Stock, Restricted Stock Units, Performance Stock, Performance Units.    A participant will not recognize taxable income upon the grant of restricted stock, restricted stock units, performance stock, or performance stock units. Instead, the participant will recognize ordinary income at the time of vesting equal to the fair market value of the shares (or cash) received minus any amounts the participant paid. Any subsequent gain or loss will be capital gain or loss, long-term if the shares have been held for more than one year. For restricted stock only, the participant may instead elect to be taxed at the time of grant. If the participant makes such an election, the one year long-term capital gains holding period begins on the date of grant.

        Tax Effect for our Company.    We generally will receive a deduction for any ordinary income recognized by a participant with respect to an award. However, special rules limit the deductibility of compensation paid to named executive officers. Under Section 162(m) of the Internal Revenue Code of 1986, as amended, the annual compensation paid to named executive officers may not be deductible to the extent it exceeds $1,000,000, unless certain conditions are met.

        Impact of Recent Tax Law Changes.    Recently adopted, Section 409A of the Internal Revenue Code of 1986, as amended, has implications that affect traditional deferred compensation plans, as well as certain equity-based awards, such as certain stock options, restricted stock units and stock appreciation rights. Section 409A requires compliance with specific rules regarding the timing of exercise or settlement of equity-based awards and, unless explicitly set forth in a plan document or award agreement, no acceleration of payment is permitted. The U.S. Department of Treasury has provided preliminary guidance and proposed regulations with respect to Section 409A and more definitive guidance is anticipated in the near future. Individuals who hold equity awards are subject to the following penalties if the terms of such awards do not comply with the requirements of Section 409A: (i) compensation is includible in the participant's gross income for tax purposes once the awards are no longer subject to a "substantial risk of forfeiture" (e.g., upon vesting); (ii) the participant is required to pay interest at the tax underpayment rate plus one percentage point commencing on the date these awards are no longer subject to a substantial risk of forfeiture; and (iii) the participant incurs a 20% penalty tax on the amount required to be included in income.

Option Grants

        On January 18, 2006, our compensation committee approved the grant of stock options, under our 2001 Stock Incentive Plan, as of March 15, 2006, to our executive officers to purchase an aggregate of 607,144 shares of our common stock at an exercise price equal to the fair market value on that date. Mr. Rego received stock options to purchase 250,000 shares. Ms. O'Leary received stock options to purchase 107,143 shares. Mr. Mamakos received stock options to purchase 142,858 shares. Mr. Tribolet received stock options to purchase 107,143 shares.

        Under our 2001 Stock Incentive Plan, options to purchase the following total numbers of shares of our common stock have been granted to the following persons:

Name and Position	Number of Shares
Jeffrey A. Citron Director, Chairman and Chief Strategist	6,139,729
John S. Rego Executive Vice President and CFO	730,002
Louis A. Mamakos Chief Technology Officer	375,002
Sharon A. O'Leary Chief Legal Officer	285,715
All executive officers as a group	7,530,448
All directors who are not executive officers as a group	1,704,099
All employees who are not executive officers as a group	7,669,947

        Awards under our 2001 Stock Incentive Plan and our 2006 Incentive Plan are determined by the compensation committee in its discretion. For this reason, it is not possible to determine the benefits and amounts that will be received by any individual participant or group of participants in the future. Prior to the effective date of this offering, no awards may be granted under out 2006 Incentive Plan.

        Options to purchase shares of our common stock under our 2001 Stock Incentive Plan that were granted to our named executive officers prior to fiscal 2006 are also described above. See "Management—Executive Compensation" for more information.

INFORMATION CONCERNING OUR FOUNDER, CHAIRMAN AND CHIEF STRATEGIST

        There are numerous factors about the past of our Founder, Chairman and Chief Strategist, Jeffrey A. Citron, that you should consider before investing in our common stock.

        Past SEC actions against Mr. Citron and others.    Prior to joining Vonage, Mr. Citron was associated with Datek Securities Corporation and Datek Online Holdings Corp., including as an employee of, and consultant for, Datek Securities and, later, as one of the principal executive officers and largest stockholders of Datek Online. Mr. Citron originally joined Datek Securities in 1989 at the age of 18 at the invitation of Sheldon Maschler (another principal executive officer and large stockholder of Datek and long-time friend of Mr. Citron's family). Datek Online, which was formed in early 1998 following a reorganization of the Datek business, was a large online brokerage firm. Datek Securities was a registered broker-dealer that engaged in a number of businesses, including proprietary trading and order execution services. During a portion of the time that Mr. Citron was associated with Datek Securities, the SEC alleged that Datek Securities, Mr. Maschler, Mr. Citron and certain other individuals participated in an extensive fraudulent scheme involving improper use of the Nasdaq Stock Market's Small Order Execution System, or SOES. In January 2003, Mr. Maschler, Mr. Citron and others entered into settlement agreements with the SEC to resolve charges that they had improperly used SOES from 1993 until early 1998, when Datek Securities' day-trading operations were sold to Heartland Securities Corporation. Mr. Maschler and others, but not Mr. Citron, were alleged to have continued such improper use until June 2001 at Heartland Securities. SOES, an automated trading system, was restricted by NASD rules to individual customers, and brokerage firms such as Datek Securities were prohibited from using SOES to trade for their own accounts. The SEC alleged that Mr. Citron and the other defendants accessed the SOES system to execute millions of unlawful proprietary trades, generating tens of millions of dollars in illegal profits. The complaint further alleged that these defendants hid their fraudulent use of the SOES system from regulators by allocating the trades to dozens of nominee accounts, creating fictitious books and records, and filing false reports with the SEC. To settle the charges, Mr. Maschler, Mr. Citron and the other individuals paid $70 million in civil penalties and disgorgements of profits, of which Mr. Citron paid $22.5 million in civil penalties. These fines were among the largest fines ever collected by the SEC against individuals. In addition, Mr. Citron was enjoined from future violations of certain provisions of the U.S. securities laws, including the antifraud provisions set forth in Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 promulgated under the Exchange Act. Mr. Citron also agreed to accept an SEC order that permanently bars him from association with any securities broker or dealer. Mr. Maschler and the other individuals and corporations agreed to similar restrictions. Mr. Citron settled theses charges without admitting or denying the allegations in the SEC's complaint. The SEC reached a separate settlement with Datek Securities (through its successor iCapital Markets LLC) in January 2002, which resulted in a censure and a civil penalty of $6.3 million.

        Past NASD disciplinary action.    In 1994, Datek Securities, Mr. Maschler, Mr. Citron and others associated with Datek Securities were the subject of an administrative complaint by the NASD for violating NASD rules governing SOES between November 1991 and February 1993. The complaint also alleged improper supervision of subordinates responsible for entry of SOES orders. Datek Securities, Mr. Citron and the other individuals settled the charges in January 1997. Pursuant to the settlement, Mr. Citron paid a fine of $20,000 and was suspended from any association (other than as a computer consultant) with Datek Securities for 20 days.

        Past association with Robert E. Brennan.    During the late 1990s, Mr. Citron was an acquaintance of Robert E. Brennan, having been introduced to Brennan by Mr. Maschler in 1996. In that year, Mr. Citron purchased real estate and an airplane from entities associated with Brennan. Mr. Citron also socialized with Brennan and vacationed with Brennan in early 1999. Brennan previously owned First Jersey Securities, a securities brokerage firm that ceased doing business in 1985 after civil actions were brought by the SEC. In 1995, Brennan was fined $75.0 million by the SEC for massive securities fraud, including fraud relating to penny stock sales by First Jersey Securities. Brennan also was permanently barred from the securities business and enjoined from violations of the U.S. securities laws. In 2002, Brennan was convicted of bankruptcy fraud, money laundering, and obstruction of justice and was sentenced to a total of 12 years in federal prison. Mr. Citron has never been implicated in any of these actions, complaints or findings against Brennan and has not had material business or personal dealings with Brennan since 1999.

        Impact of these matters on our company.    There is a risk that some third parties will not do business with us, that some prospective investors will not purchase our securities or that some customers may be wary of signing up for service with us as a result of the past SEC and NASD settlements and related allegations against Mr. Citron, as well as his past association with Mr. Maschler or Brennan. We believe that some financial institutions and accounting firms have declined to enter into business relationships with us in the past, at least in part because of these matters. Other institutions and potential business associates may not be able to do business with us because of internal policies that restrict associations with individuals who have entered into SEC and NASD settlements. While we believe that these matters have not had a material impact on our business, they may have a greater impact on us after we become a public company, including by adversely affecting our ability to enter into commercial relationships with third parties that we need to effectively and competitively grow our business. Further, should Mr. Citron in the future be accused of, or be shown to have engaged in additional improper or illegal activities, the impact of those accusations or the potential penalties from such activities could be exacerbated because of the matters discussed above. If any of these risks were to be realized, there could be a material adverse effect on our business or the market price of our common stock.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table shows information regarding the beneficial ownership of our common stock as of September 30, 2006 and as adjusted to give effect to this offering by:

  •
  each selling stockholder;

  •
  each person or group who is known by us to own beneficially more than 5% of our common stock;

  •
  each member of our board of directors and each of our named executive officers; and

  •
  all members of our board of directors and our executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Shares issuable upon conversion of the convertible notes are considered outstanding and beneficially owned by the person holding the convertible notes for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

        The table below sets forth the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time under this prospectus by the selling stockholders named in the table. Because the selling stockholders may offer all or some portion of the underlying shares of common stock listed below, we have assumed for purposes of this table that the selling stockholders will sell all of the underlying shares of common stock offered by this prospectus pursuant to this prospectus. See "Plan of Distribution." In addition, the selling stockholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of the notes since the date on which they provided to us the information presented in the table. We have prepared the table below based on information given to us by those selling stockholders who have supplied us with this information prior to the filing date of this registration statement of which this prospectus is a part and we have not sought to verify such information.

        Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned. Except as indicated below, the address for each stockholder, director or named executive officer is 23 Main Street, Holmdel, New Jersey 07733.

        This table assumes 154,920,270 shares of common stock outstanding as of September 30, 2006, assuming no conversion of the convertible notes and no exercise of outstanding warrants or options. This table does not include 3,750 shares of restricted common stock granted to each non-employee director on September 1, 2006, which vests quarterly over one year and vests in full upon a change of control.

				Percentage Beneficially Owned
	Number of Shares Beneficially Owned Before this Offering	Number of Shares Being Offered Upon Conversion of the Covertible Notes
			Number of Shares Beneficially Owned After this Offering
				Before Offering	After Offering
Beneficial Owners of 5% or More
Jeffrey A. Citron(1)	54,584,554	—	54,584,554	34%	32%
Affiliates of Bain Capital, LLC(2)	12,051,594	—	12,051,594	8%	7%
Meritech Capital Partners(3)	14,953,980	784,990	14,168,990	10%	8%

New Enterprise Associates(4)	29,208,301	1,070,441	28,137,860	19%	16%
3i(5)	12,938,586	—	12,938,586	8%	7%
Par Investment Partners, L.P.(6)	7,750,000	—	7,750,000	5%	4%
Directors and Named Executive Officers
Jeffrey A. Citron(1)	54,584,554	—	54,584,554	34%	32%
Michael Snyder(7)	167,511	—	167,511	—	—
John S. Rego(8)	310,333	—	310,333	—	—
Louis A. Mamakos(9)	116,537	—	116,537	—	—
Sharon A. O'Leary(10)	78,660	—	78,660	—	—
Michael Tribolet(11)	225,918	—	225,918	—	—
Betsy S. Atkins(12)	46,130	—	46,130	—	—
Peter Barris(13)	29,208,301	1,070,441	28,137,860	19%	17%
Morton David(14)	1,891,013	14,273	1,876,740	1%	1%
Orit Gadiesh(15)	43,526	—	43,526	—	—
J. Sanford Miller(16)	2,336,198	—	2,336,198	2%	1%
Governor Thomas J. Ridge(17)	46,026	—	46,026	—	—
John J. Roberts(18)	93,005	—	93,005	—	—
Harry Weller(19)	29,208,301	1,070,441	28,137,860	19%	17%
All directors and executive officers as a group (14 persons)	89,147,712	1,084,714	88,062,998	56%	51%
Other Selling Stockholders
Jay Rapapport(20)	72,184	6,779	65,405	—	—
Dan Bemis(21)	37,090	143	36,947	—	—
Kerry Ritz(22)	38,932	785	38,147	—	—
Todd Corbett(23)	93,001	8,920	84,081	—	—
Kings Road Investments Ltd(24)	359,412	359,412	—	—	—
Baupost Limited Partnership 1983 A-1(25)	145,580	145,580	—	—	—
Baupost Limited Partnership 1983 B-1(26)	64,940	64,940	—	—	—
Baupost Limited Partnership 1983 C-1(27)	365,020	365,020	—	—	—
HB Institutional Limited Partnership(28)	166,275	166,275	—	—	—
PB Institutional Limited Partnership(29)	78,856	78,856	—	—	—
YB Institutional Limited Partnership(30)	54,949	54,949	—	—	—
Baupost Value Partners, L.P.—I(31)	91,344	91,344	—	—	—
Baupost Value Partners, L.P.—II(32)	61,372	61,372	—	—	—
Baupost Value Partners, L.P.—III(33)	42,104	42,104	—	—	—
Canyon Value Realization Fund, L.P.(34)	285,451	285,451	—	—	—
FinVest Capital Limited(35)	802,831	802,831	—	—	—
Canyon Balanced Equity Master Fund, Ltd.(36)	28,545	28,545	—	—	—
Citi Canyon Ltd(37)	14,272	14,272	—	—	—
Canyon Value Realization MAC—18 Ltd.(38)	14,272	14,272	—	—	—
Institutional Benchmarks Series (Master Feeder) Ltd. in respect of Centaur Series(39)	14,272	14,272	—	—	—
Empyrean Capital Fund, LP(40)	187,084	187,084	—	—	—

Empyrean Capital Overseas Fund, Ltd.(41)	312,136	312,136	—	—	—
Empyrean Capital Overseas Benefit Plan Fund, Ltd.(42)	36,000	36,000	—	—	—
Greywolf Capital Partners II LP(43)	777,196	777,196	—	—	—
Greywolf Capital Overseas Fund(44)	1,960,533	1,960,533	—	1%	—
Highbridge International LLC(45)	356,814	356,814	—	—	—
Millennium Partners, L.P.(46)	1,070,441	1,070,441	—	—	—
Stark Master Fund Ltd.(47)	713,627	713,627	—	—	—
Stanfield Offshore Leveraged Assets Ltd.(48)	1,177,485	1,177,485	—	—	—
Edward J. Couri(49)	3,871	500	3,371	—	—
Thomas Elkins(50)	3,871	500	3,371	—	—
David Fiszel(51)	23,146	2,926	20,220	—	—
Jonathan Lamensdorf and Sarah Lamensdorf(52)	7,739	999	6,740	—	—
Robinson Markel(53)	513,396	7,136	506,260	—	—
Stephen McDermott(54)	208,547	26,190	182,357	—	—
Jeffrey Stambovsky IRA(55)	653,798	2,141	651,657	—	—
Joshua Wanderer(56)	131,993	7,636	124,357	—	—
John Joseph Glade(57)	15,475	1,998	13,477	—	—
Ronald Purpora(58)	65,349	8,207	57,142	—	—
Tejas Incorporated(59)	47,884	47,884	—	—	—
The Canyon Value Realization Fund (Cayman), Ltd.(60)	267,610	267,610	—	—	—
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio(61)	713,627	713,627	—	—	—
Guggenheim Portfolio Company XXXI, LLC(62)	48,248	48,248	—	—	—
HFR RVA Combined Master Trust(63)	36,025	36,025	—	—	—
Pandora Select Partners, L.P.(64)	70,323	70,323	—	—	—
Whitebox Convertible Arbitrage Partners, L.P.(65)	559,031	559,031	—	—	—

*
Less than one percent

(1)
Includes 178,959 shares of common stock owned by KEC Holdings; 3,085,715 shares issuable upon conversion of warrants; 2,816,814 shares owned by Kyra Elyse Citron 1999 Descendants Annuity Trust; 2,816,814 shares owned by Noah Aidan Citron 1999 Descendants Annuity Trust; 9,599,140 shares owned by Jeffrey Adam Citron 2003 Qualified Seven Year Annuity Trust; 2,337,898 shares of common stock issuable upon exercise of stock options; and 178,407 shares issuable upon conversion of convertible notes.

(2)
Shares include (i) 1,747,634 shares owned by Bain Capital Venture Fund 2005, L.P. ("Bain Venture Fund"), whose sole general partner is Bain Capital Venture Partners 2005, L.P. ("BCVP"), whose sole general partner is Bain Capital Venture Investors, LLC ("BCVI"), (ii) 247,371 shares owned by BCIP Associates III, LLC ("BCIP III"), whose manager is BCIP Associates III, whose sole managing general partner is Bain Capital Investors, LLC ("BCI") and whose attorney-in-fact with respect to such shares is BCVI, (iii) 6,642 shares owned by BCIP Associates III-B, LLC ("BCIP

  III-B," and together with BCIP III, the "BCIP Entities"), whose manager is BCIP Associates III-B, whose sole managing partner is BCI and whose attorney-in-fact with respect to such shares is BCVI, (iv) (a) 5,391,648 shares, and (b) 356,814 shares issuable upon conversion of convertible notes owned by Brookside Capital Partners Fund, L.P. ("Brookside Fund"), whose sole general partner is Brookside Capital Investors, L.P. ("Brookside Investors"), whose sole general partner is Brookside Capital Management, LLC ("Brookside Management"), (v) (a) 673,957 shares, and (b) 241,206 shares issuable upon conversion of convertible notes owned by Sankaty Credit Opportunities, L.P. ("SCO"), whose sole general partner is Sankaty Credit Opportunities Investors, LLC ("SCI"), whose managing member is Sankaty Credit Member, LLC ("SCM"), (vi) (a) 1,752,285 shares, and (b) 505,248 shares issuable upon conversion of convertible notes owned by Sankaty Credit Opportunities II, L.P. ("SCO II"), whose sole general partner is Sankaty Credit Opportunities Investors II, LLC ("SCI II"), whose managing member is SCM, (vii) (a) 269,582 shares, and (b) 472,421 shares issuable upon conversion of convertible notes owned by Prospect Harbor Credit Partners, L.P. ("PH"), whose sole general partner is Prospect Harbor Investors, LLC ("PHI"), whose managing member is SCM; (viii) 235,497 shares issuable upon conversion of convertible notes owned by Sankaty High Yield Partners II, L.P., whose sole general partner is Sankaty High Yield Asset Investors II, LLC ("SHYA II"), whose sole managing member is Sankaty Investors II, LLC ("SI II"); and (ix) 151,289 shares issuable upon conversion of convertible notes owned by Sankaty High Yield Partners III, L.P, whose sole general partner is Sankaty High Yield Asset Investors III, LLC ("SYHA III"), whose sole managing member is Sankaty Investors III, LLC ("SI III"). Michael A. Krupka is the sole managing member of BCVI. Domenic Ferrante is the managing member of Brookside Management. Jonathan S. Lavine is the managing member of each of SCM, SI II and SI III. Each of Mr. Krupka, Mr. Ferrante and Mr. Lavine is (a) a limited partner of each of BCVP and Brookside Investors, (b) a member of BCI, BCVI, Brookside Management, SCI, SCI II, SCM, PHI, SHYA II, SHYA III, SI II and SI III, and (c) a general partner of BCIP Associates III. Mr. Krupka, Mr. Ferrante and Mr. Lavine, and the entities listed above other than record holders of the shares listed above may each be deemed to share voting and dispositive power with respect to these shares, but each disclaims beneficial ownership of such shares except to the extent of their pecuniary interests therein. The address of each listed entity and individual is 111 Huntington Avenue, Boston, MA 02199.

(3)
Includes: (i) (a) 13,711,336 shares, and (b) 759,635 shares issuable upon conversion of convertible notes owned by Meritech Capital Partners II L.P.; (ii)(a) 352,804 shares, and (b) 19,546 shares issuable upon conversion of convertible notes owned by Meritech Capital Affiliates II L.P.; and (iii) (a) 104,850 shares, and (b) 5,809 shares issuable upon conversion of convertible notes owned by MCP Entrepreneur Partners II L.P. Meritech Management Associates II L.L.C., a managing member of Meritech Capital Associates II L.L.C., the general partner of Meritech Capital Partners II L.P., Meritech Capital Affiliates II L.P. and MCP Entrepreneur Partners II L.P., has sole voting and dispositive power with respect to the shares held by Meritech Capital Partners II L.P., Meritech Capital Affiliates II L.P. and MCP Entrepreneur Partners II L.P. The managing members of Meritech Management Associates II L.L.C. are Paul S. Madera and Michael B. Gordon, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The address for Meritech Capital Partners is 285 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.

(4)
Includes: (i) 21,428 shares owned by NEA Ventures 2003, L.P.; (ii) (a) 21,092,371 shares, and (b) 802,831 shares issuable upon conversion of convertible notes owned by New Enterprise Associates 10, L.P.; (iii) (a) 6,838,051 shares, and (b) 267,610 shares issuable upon conversion of convertible notes owned by New Enterprise Associates 11, L.P.; and (iv) 186,010 shares of common stock issuable upon exercise of stock options. The General Partner for NEA Ventures 2003, Limited Partnership is J. Daniel Moore. The General Partner for New Enterprise Associates 10, Limited Partnership is NEA Partners 10, Limited Partnership. The individual general partners of

  NEA Partners 10, Limited Partnership are M. James Barrett, Peter J. Barris, Richard Kramlich, Peter T. Morris, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. The General Partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Ryan D. Drant,

  Krishna "Kittu" Kolluri, C. Richard Kramlich, Charles M. Linehan, Peter T. Morris, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. The address for New Enterprise Associates is 1119 St. Paul Street, Baltimore, MD 21202.

(5)
Includes (i) 90,985 shares owned by 3i Global Technology 2004-06, L.P.; (ii) 530,742 shares owned by 3i Pan European Technology 2004-06, L.P.; (iii) 11,633,384 shares owned by 3i Technology Partners, L.P.; (iv) 591,400 shares owned by Mayflower, L.P.; and (v) 92,075 shares of common stock issuable upon exercise of stock options held for the benefit of 3i Corporation. These entities are collectively referred to in this prospectus as 3i. Each of 3i Corporation and 3i Investments plc is a 100% indirect subsidiary of 3i Group plc, a public company listed on the London Stock Exchange. Either 3i Corporation or 3i Investments plc acts as the manager of each of the entities referred to above and, as such, has the discretionary power to control the exercise of the investment and voting power to the shares owned by such entities. 3i Group plc disclaims beneficial ownership of the shares owned by each of the entities referred to above, except to the extent of its pecuniary interest therein. The address for 3i is 91 Waterloo Road, London, SE1 8XP, United Kingdom.

(6)
Information is based solely on a Schedule 13G dated August 31, 2006 filed with the Securities and Exchange Commission. Each of Par Investment Partners, L.P., ParGroup, L.P. and Par Capital Management, Inc. reports that it has sole power to vote and sole power to dispose of 7,750,000 shares of common stock.

(7)
On February 27, 2006, Mr. Snyder was granted a sign-on bonus in the form of options to acquire 892,858 shares of common stock. Of the options in this grant, options to purchase 167,411 shares of common stock have vested or will vest within 60 days of the date of this chart.

(8)
Includes 283,563 shares of common stock issuable upon exercise of stock options.

(9)
Includes 113,840 shares of common stock issuable upon exercise of stock options.

(10)
Includes 73,660 shares of common stock issuable upon exercise of stock options.

(11)
Includes 36,038 shares issuable upon conversion of convertible notes; and 122,024 shares of common stock issuable upon exercise of stock options.

(12)
Includes 46,130 shares of common stock issuable upon exercise of stock options.

(13)
Includes: (i) 21,428 shares owned by NEA Ventures 2003, L.P.; (ii) (a) 21,092,371 shares, and (b) 802,831 shares issuable upon conversion of convertible notes owned by New Enterprise Associates 10, L.P.; (iii) (a) 6,838,051 shares issuable upon conversion of preferred stock, and (b) 267,610 shares issuable upon conversion of convertible notes owned by New Enterprise Associates 11, L.P.; and (iv) 186,010 shares of common stock issuable upon exercise of stock options. The General Partner for NEA Ventures 2003, Limited Partnership is J. Daniel Moore. The General Partner for New Enterprise Associates 10, Limited Partnership is NEA Partners 10, Limited Partnership. The individual general partners of NEA Partners 10, Limited Partnership are M. James Barrett, Peter J. Barris, Richard Kramlich, Peter T. Morris, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. The General Partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Ryan D. Drant, Krishna "Kittu" Kolluri, C. Richard Kramlich, Charles M. Linehan, Peter T. Morris, Charles W. Newhall,

  III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. As Mr. Barris is a general partner of NEA Partners 10, Limited Partnership (which is the general partner of New Enterprise Associates 10, Limited Partnership) and a manager of NEA 11 GP, LLC (which is the general partner of NEA Partners 11, Limited Partnership, the general partner of New Enterprise Associates 11, Limited Partnership), he may be deemed to have voting and dispositive power with respect to such shares listed. Mr. Barris does not have voting or dispositive power with respect to the shares held by NEA Ventures 2003, L.P. Mr. Barris disclaims beneficial ownership of all these shares, except to the extent of his proportionate pecuniary interest therein.

(14)
Includes 321,428 shares owned by David & Edward Cohen Trustees FBO Aaron; 321,428 shares owned by David & Edward Cohen Trustees FBO Claudia; 321,428 shares owned by David & Edward Cohen Trustees FBO Julien; 321,428 shares owned by David & Edward Cohen Trustees FBO Zachary; 244,084 shares of common stock issuable upon exercise of stock options owned by Morton David; and 14,265 shares issuable upon conversion of convertible notes.

(15)
Includes 43,526 shares of common stock issuable upon exercise of stock options.

(16)
Includes: (i) 2,013,002 shares owned by Institutional Venture Parters XI, L.P. ("IVP XI"), which is under common control with Institutional Venture Partners XI GmbH & Co. Beteiligungs KG ("IVP XI KG").; (ii) 322,266 shares owned by IVP XI KG, which is under common control with IVP XI.; and (iii) 930 shares of common stock issuable upon exercise of stock options. Institutional Venture Management XI, LLC ("IVM XI") is the General Partner of IVP XI. IVM XI is the Managing Limited Partner of IVP XI KG. Mr. Miller is a Managing Director of IVM XI and IVM XI. Mr. Miller disclaims beneficial ownership of the shares reported herein, except to the extent of his pecuniary interest therein and the shares underlying the options issued directly to him.

(17)
Includes 43,526 shares of common stock issuable upon exercise of stock options.

(18)
Includes 93,005 shares of common stock issuable upon exercise of stock options.

(19)
Includes: (i) 21,428 shares owned by NEA Ventures 2003, L.P.; (ii) (a) 21,092,371 shares, and (b) 802,831 shares issuable upon conversion of convertible notes owned by New Enterprise Associates 10, L.P.; (iii) (a) 6,838,051 shares issuable upon conversion of preferred stock, and (b) 267,610 shares issuable upon conversion of convertible notes owned by New Enterprise Associates 11, L.P.; and (iv) 186,010 shares of common stock issuable upon exercise of stock options. The General Partner for NEA Ventures 2003, Limited Partnership is J. Daniel Moore. The General Partner for New Enterprise Associates 10, Limited Partnership is NEA Partners 10, Limited Partnership. The individual general partners of NEA Partners 10, Limited Partnership are M. James Barrett, Peter J. Barris, Richard Kramlich, Peter T. Morris, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. The General Partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Ryan D. Drant, Krishna "Kittu" Kolluri, C. Richard Kramlich, Charles M. Linehan, Peter T. Morris, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. NEA Partners 10, Limited Partnership and NEA Partners 11, Limited Partnership have voting and dispositive power over these shares. Harry Weller is a Partner of New Enterprise Associates but does not have voting or dispositive power with respect to all of these shares listed, except with respect to the shares underlying the options issued directly to him. Therefore, Mr. Weller disclaims beneficial ownership of all these shares listed, except to the extent of his proportionate pecuniary interest therein.

(20)
Includes 6,779 shares issuable upon conversion of convertible notes and 18,228 shares of common stock issuable upon exercise of stock options.

(21)
Includes 143 shares issuable upon conversion of convertible notes and 36,273 shares of common stock issuable upon exercise of stock options.

(22)
Includes 785 shares issuable upon conversion of convertible notes and 32,719 shares of common stock issuable upon exercise of stock options.

(23)
Reflects 8,920 shares issuable upon conversion of convertible notes.

(24)
Reflects 359,412 shares issuable upon conversion of convertible notes.

(25)
Reflects 145,580 shares issuable upon conversion of convertible notes.

(26)
Reflects 64,940 shares issuable upon conversion of convertible notes.

(27)
Reflects 365,020 shares issuable upon conversion of convertible notes.

(28)
Reflects 166,275 shares issuable upon conversion of convertible notes.

(29)
Reflects 78,856 shares issuable upon conversion of convertible notes.

(30)
Reflects 54,949 shares issuable upon conversion of convertible notes.

(31)
Reflects 91,344 shares issuable upon conversion of convertible notes.

(32)
Reflects 61,372 shares issuable upon conversion of convertible notes.

(33)
Reflects 42,104 shares issuable upon conversion of convertible notes.

(34)
Reflects 285,451 shares issuable upon conversion of convertible notes.

(35)
Reflects 802,831 shares issuable upon conversion of convertible notes.

(36)
Reflects 28,545 shares issuable upon conversion of convertible notes.

(37)
Reflects 14,272 shares issuable upon conversion of convertible notes.

(38)
Reflects 14,272 shares issuable upon conversion of convertible notes.

(39)
Reflects 14,272 shares issuable upon conversion of convertible notes.

(40)
Reflects 187,084 shares issuable upon conversion of convertible notes.

(41)
Reflects 312,136 shares issuable upon conversion of convertible notes.

(42)
Reflects 36,000 shares issuable upon conversion of convertible notes.

(43)
Reflects 777,196 shares issuable upon conversion of convertible notes.

(44)
Reflects 1,960,533 shares issuable upon conversion of convertible notes.

(45)
Reflects 356,814 shares issuable upon conversion of convertible notes.

(46)
Reflects 1,070,441 shares issuable upon conversion of convertible notes.

(47)
Reflects 713,627 shares issuable upon conversion of convertible notes.

(48)
Reflects 1,177,485 shares issuable upon conversion of convertible notes.

(49)
Reflects 500 shares issuable upon conversion of convertible notes.

(50)
Reflects 500 shares issuable upon conversion of convertible notes.

(51)
Reflects 2,926 shares issuable upon conversion of convertible notes.

(52)
Reflects 999 shares issuable upon conversion of convertible notes.

(53)
Reflects 7,136 shares issuable upon conversion of convertible notes.

(54)
Reflects 26,190 shares issuable upon conversion of convertible notes.

(55)
Includes 2,141 shares issuable upon conversion of convertible notes and 133,645 shares of common stock issuable upon exercise of stock options.

(56)
Includes 7,636 shares issuable upon conversion of convertible notes.

(57)
Includes 1,998 shares issuable upon conversion of convertible notes.

(58)
Includes 8,207 shares issuable upon conversion of convertible notes.

(59)
Includes 47,884 shares issuable upon conversion of convertible notes.

(60)
Includes 267,610 shares issuable upon conversion of convertible notes.

(61)
Includes 713,627 shares issuable upon conversion of convertible notes.

(62)
Includes 48,248 shares issuable upon conversion of convertible notes.

(63)
Includes 36,025 shares issuable upon conversion of convertible notes.

(64)
Includes 70,323 shares issuable upon conversion of convertible notes.

(65)
Includes 559,031 shares issuable upon conversion of convertible notes.

        Only selling stockholders identified above who beneficially own the underlying shares of common stock set forth opposite each such selling stockholder's name in the foregoing table on the effective date of the registration statement of which this prospectus is a part may sell such common stock pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the underlying shares of common stock by any holder not identified above, the registration statement of which this prospectus is a part will be amended by a post-effective amendment or this prospectus will be supplemented to set forth the name of and aggregate amount of shares of underlying common stock beneficially owned by the selling stockholder intending to sell the common stock. The prospectus, as amended or supplemented, will also disclose whether any selling stockholder selling the shares of common stock in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus, if such information has not already been disclosed herein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registration Rights for Holders of Our Formerly Outstanding Convertible Preferred Stock

        In April 2005, we and the holders of all of our formerly outstanding series of our convertible preferred stock entered into the third amended and restated investors' rights agreement. Holders of our formerly outstanding series of our convertible preferred stock include Jeffrey Citron, our principal stockholder, founder, Chairman and Chief Strategist, New Enterprise Associates, 3i Group plc, Meritech Capital Partners and Bain Capital, LLC, each a holder of more than 5% of our voting capital stock.

        Under the agreement as amended, upon the request of the holders of at least 33 1/3% of the common stock issued upon conversion of our formerly outstanding Series E convertible preferred stock, we would be required to file as promptly as practicable a registration statement on Form S-1 covering the resale of certain shares of our common stock that were issued upon conversion of our formerly outstanding Series B, C, D and E convertible preferred stock. We would be required to use all commercially reasonable efforts to cause such registration statement to become effective as promptly as practicable and remain effective and available for use until April 27, 2007. If the registration statement is not declared effective by the SEC prior to April 27, 2007, we would no longer be obligated to cause such registration statement to become effective. If requested by the former holders of our Series B, C, D or E convertible preferred stock, we will effect, subject to certain terms and conditions, a registration statement on Form S-3, if it is available, to facilitate the sale and distribution of the shares of common stock issued or upon the conversion of the Series B, C, D and E convertible preferred stock. Further, these holders have the right to demand of us, subject to certain terms and conditions, that we register the shares of common stock issued or issuable upon the conversion of their shares of convertible preferred stock after April 1, 2007 or 120 days after this offering, whichever is earlier, under the Securities Act. Finally, if we propose to register any of our capital stock under the Securities Act, the holders of all series of our convertible preferred stock will be entitled to customary "piggyback" registration rights.

Registration Rights for Shares of Common Stock Issuable upon Conversion of Our Convertible Notes

        On December 16, 2005, in connection with our sale of convertible notes, we entered into a registration rights agreement with the holders of the convertible notes pursuant to which we agreed to provide certain registration rights with respect to the shares of common stock issuable upon conversion of the convertible notes. Holders of our convertible notes include Mr. Citron and affiliates of New Enterprise Associates, Bain Capital, LLC and Meritech Capital Partners, each a holder of more than 5% of our voting capital stock.

        Under the agreement, we have filed the registration statement of which this prospectus forms a part to cover the resale of all shares of common stock issued or issuable upon the conversion of the convertible notes and are required to use reasonable best efforts to have the registration statement declared effective within 180 days after the effective date of the registration statement relating to our initial public offering.

        If the registration statement is not declared effective before the applicable deadline, then we are obligated to pay to each of the holders of the convertible notes an amount in cash equal to 1% of the principal amount of the convertible notes on the day that such deadline has not been met and an amount in cash equal to 2% of the principal amount of convertible notes on every 30th day thereafter until the failure is cured.

Business Travel on Aircraft Owned by New World Aviation, Inc.

        Certain of our employees have traveled for business on aircraft owned by New World Aviation, Inc., a corporation wholly owned by Mr. Citron and his wife. In 2004, 2005 and the first nine months of 2006, we paid New World Aviation $0.2 million, $0.1 million and $0.2 million, respectively, for travel by our employees, including Mr. Citron. Mr. Citron's employment agreement provides that, with respect to reasonable business-related airline expenses, Mr. Citron will be eligible for air travel reimbursement based on the cost of a first-class ticket on a commercial airline to and from the applicable business destinations and that any additional business-related airline expenses incurred, directly or indirectly, by Mr. Citron with respect to other employees shall be paid in accordance with our travel policy.

Purchase of Routers from Force10 Networks, Inc.

        We purchase routers from Force10 Networks, Inc. on an as-needed basis. In 2004, 2005 and the first nine months of 2006, we paid Force10 Networks $0, $1.1 million and $0.4 million, respectively, under the contract. Affiliates of New Enterprise Associates, a holder of more than 5% of our voting capital stock, own an approximate 24% interest in Force10 Networks. In addition, an affiliate of Meritech Capital Partners II L.P., also a holder of more than 5% of our voting capital stock, owns a 6.8% interest in Force10 Networks. An employee of Meritech Capital Partners and an employee of New Enterprise Associates serve on the board of directors of Force10 Networks.

Notes Payable

        On April 17, 2002, we borrowed $2.0 million from Mr. Citron pursuant to a loan agreement. The loan was due on April 17, 2003 with interest payable at a rate of 8% per annum. In addition, a warrant exercisable to purchase approximately 1.4 million shares of our common stock at an exercise price of $0.25 per share was granted to Mr. Citron. During July 2002, the loan was converted into Series A Preferred Stock. On four dates between January and July 2003, we borrowed an aggregate of $20.0 million from Mr. Citron pursuant to loan agreements. The loans were due in July and September 2003 with interest payable at a rate of 8% per annum. In addition, Mr. Citron was granted five-year warrants to purchase an aggregate of $3.6 million value of Series A-2 Preferred Stock at the strike price equal to the stock price paid by Series B Preferred Stock investors. During September 2003, the loans were converted into Series A-2 Preferred Stock. For more information, see Note 8 to our consolidated financial statements.

Loans with Directors and Executive Officers

        In August and November 2002, John Rego, our Chief Financial Officer, borrowed $10,500 from us pursuant to a loan agreement for his purchase of Series A preferred stock. Mr. Rego repaid the loan in October 2005.

        In July and November 2002, Morton David, a member of our board of directors, borrowed $675,000 from us pursuant to two loan agreements for his purchase of Series A convertible preferred stock. These loans were repaid in July 2003 and August 2004.

DESCRIPTION OF CONVERTIBLE NOTES

        In December 2005 and January 2006, we issued $249.9 million aggregate principal amount of convertible notes due December 1, 2010. In addition, in March 2006 we paid interest by increasing the principal amount of convertible notes by $3.6 million. The principal terms of the convertible notes are as follows:

Optional Repurchase

        The holders may require us to repurchase all or any portion of the convertible notes on December 16, 2008 at a price in cash equal to 100% of the principal amount of the convertible notes plus any accrued and unpaid interest and late charges.

Interest

        We may, at our option, pay interest on the convertible notes in cash or in kind. If paid in cash, interest will accrue at a rate of 5% per annum and be payable quarterly in arrears. If paid in kind, the interest will accrue at a rate of 7% per annum and be payable quarterly in arrears.

        Upon an event of default (as defined below), the interest rate will be the greater of the interest rate then in effect or 15% per annum. If interest on the convertible notes is not paid in full on any interest payment date, the principal amount of the convertible notes will be increased for subsequent interest accrual periods by an amount that reflects the accretion of the unpaid interest at an annual rate equal to the interest rate then in effect plus 2%, calculated on a quarterly basis, from, and including, the first day of the relevant interest accrual period.

Redemption

        We may redeem any or all of the convertible notes at any time after June 16, 2007, provided that, among other things, the common stock has traded at a price greater than 150% of the conversion price of the convertible notes for 20 consecutive trading days. The convertible notes shall be redeemed at a price equal to 100% of the principal amount plus accrued and unpaid interest and any late charges, plus the aggregate net present value of the remaining scheduled interest payments, if any, calculated as provided in the convertible notes.

        We also may redeem any or all of the convertible notes at any time after December 16, 2008 at a price equal to 100% of the principal amount plus accrued and unpaid interest and any late charges, subject to certain conditions.

        Following a change of control (as defined in the convertible notes) the holders of the convertible notes may require us to redeem the convertible notes at a price equal to 100% of the principal amount plus accrued and unpaid interest and late charges. In addition, upon conversions in connection with certain fundamental transactions, including certain changes of control, holders of the convertible notes will be entitled to receive a make-whole premium as calculated in the convertible notes. As defined in the convertible notes, changes of control generally include (1) a consolidation or merger with or into another person (other than pursuant to a migratory merger solely for the purpose of changing jurisdictions), (2) a sale, assignment, transfer, conveyance or other disposition of all our property or assets to another person, (3) being the subject of a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of common stock, and (4) the consummation of a stock purchase agreement or other business combination with another person whereby such person acquires more than 50% of the outstanding shares of common stock.

Conversion

        The convertible notes may, at the option of the holder, be converted into shares of our common stock at any time. The conversion price for the convertible notes is $14.22, subject to certain adjustments for stock dividends, stock splits or similar transactions. The conversion price also is subject to certain anti-dilution adjustments as described in the convertible notes.

Certain Covenants

        All covenants contained in the convertible notes no longer have effect.

Events of Default

        Events of default under the terms of the convertible notes include:

  •
  failure to pay to a holder any amount of principal, interest, late charges or other amounts when and as due under the convertible notes;

  •
  any acceleration prior to maturity of any indebtedness of us or any of our subsidiaries, which individually or in the aggregate is equal to or greater than $5.0 million principal amount of indebtedness;

  •
  certain bankruptcy or insolvency events;

  •
  the rendering against us or any of our subsidiaries of a final judgment or judgments for the payment of money aggregating in excess of $5.0 million, which are not, within 60 days, bonded, discharged or stayed pending appeal; and

  •
  a breach of any covenant or agreement or a material breach of any representation or warranty in the notes or the subscription agreement or registration rights agreement related to the convertible notes.

        Following an event of default, the convertible notes will become due and payable, either automatically or upon declaration by holders of more than 25% of the aggregate principal amount of convertible notes.

Pass-Through Dividends

        Dividends are not paid to holders of convertible notes, but the conversion price is subject to anti-dilution adjustments based in part on distributions to holders of our common stock.

Anti-dilution Adjustments

        The formula for adjusting the conversion rate on the conversion date and number of shares of our common stock to be delivered are subject to customary anti-dilution adjustments if certain events occur.

DESCRIPTION OF CAPITAL STOCK

        The following description of the material terms of our capital stock contained in the restated certificate of incorporation is only a summary. You should read it together with our restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to our Quarterly Report on Form 10-Q filed with the SEC on August 4, 2006.

General

        Our authorized capital stock consists of 596,949,644 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of September 30, 2006, there were 154,920,270 shares of common stock issued and outstanding.

Common Stock

        Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

        Holders of our common stock will have no preemptive or conversion rights or other subscription rights, and there will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

        Under the terms of our restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing changes in control or management of our Company.

        We have no present plans to issue any shares of preferred stock.

Registration Rights for Certain Holders of Our Common Stock

        In April 2005, we and the holders of all of our formerly outstanding series of our convertible preferred stock entered into the third amended and restated investors' rights agreement, which is included as an exhibit to the registration statement of which this prospectus is a part. On November 13, 2006, we and certain of the holders entered into an amendment to the agreement.

        Under the agreement as amended, upon the request of the holders of at least 33 1/3% of the common stock issued upon conversion of our formerly outstanding Series E convertible preferred stock, we would be required to file as promptly as practicable a registration statement on Form S-1 covering the resale of the shares of our common stock that were issued upon conversion of our formerly outstanding Series B, C, D and E convertible preferred stock. We would be required to use all commercially reasonable efforts to cause such registration statement to become effective as promptly as practicable and remain effective and available for use until April 27, 2007. If the registration statement is not declared effective by the SEC prior to April 27, 2007, we would no longer be obligated to cause such registration statement to become effective. If requested by the former holders of our Series B, C, D or E convertible preferred stock, we will effect, subject to certain terms and conditions, a registration statement on Form S-3, if it is available, to facilitate the sale and distribution of the shares of common stock issued or upon the conversion of the Series B, C, D and E convertible preferred stock. Further, these holders have the right to demand of us, subject to certain terms and conditions, that we register the shares of common stock issued or issuable upon the conversion of their shares of convertible preferred stock after April 1, 2007 or 120 days after this offering, whichever is earlier, under the Securities Act. Finally, if we propose to register any of our capital stock under the Securities Act, the holders of all series of our convertible preferred stock will be entitled to customary "piggyback" registration rights.

Registration Rights for Shares of Common Stock Issuable upon Conversion of Our Convertible Notes

        On December 16, 2005, in connection with our sale of convertible notes, we entered into a registration rights agreement with the holders of the convertible notes pursuant to which we agreed to provide certain registration rights with respect to the shares of common stock issuable upon conversion of the convertible notes.

        Under the agreement, we are required to file a registration statement covering the resale of all shares of common stock issued or issuable upon the conversion of the convertible notes within 90 calendar days after the consummation of our initial public offering. We are required to use reasonable best efforts to have such registration statement declared effective within 180 days of the consummation of our initial public offering.

        If the registration statement is not filed with the SEC or not declared effective before the applicable deadline, then we are obligated to pay to each of the holders of the convertible notes an amount in cash equal to 1% of the principal amount of the convertible notes on the day that such deadline has not been met and an amount in cash equal to 2% of the principal amount of convertible notes on every 30th day thereafter until the failure is cured.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws

        Provisions of the Delaware General Corporation Law, or the DGCL, and our restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

        Delaware Anti-Takeover Statute.    We will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        No Cumulative Voting.    The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our restated certificate of incorporation provides otherwise. Our restated certificate of incorporation does not provide for cumulative voting.

        Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders.     Our organizational documents do not permit stockholder action by written consent in lieu of a meeting. Under our restated certificate of incorporation, special meetings of our stockholders may be called only by our board of directors, the Chairman of our board of directors, our Chief Strategist or our Chief Executive Officer.

        Removal of Directors and Director Vacancies.    Under our restated certificate of incorporation, subject to the rights of holders of any outstanding preferred stock, a director may be removed only for cause and only by an affirmative vote of at least 75% of our capital stock issued and outstanding and entitled to vote. In addition, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us.

        Classified Board.    Our restated certificate of incorporation and our amended and restated bylaws provide for our board of directors to be divided into three classes. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board and will preclude even a majority stockholder from gaining control of our board of directors in one election.

        Advance Notice Requirements for Stockholder Proposals and Director Nominations.    In addition, our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders' meeting, and not by written consent.

        Limitations on Liability and Indemnification of Officers and Directors.    The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our restated certificate of incorporation includes provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of our company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our restated certificate of incorporation also provides that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnitee as may be required under the DGCL. We are also expressly authorized to carry directors' and officers' insurance to protect our company, our directors, officers and certain employees for some liabilities.

        The limitation of liability and indemnification provisions in our restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

        Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Amendments to Organizational Documents.    The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless either a corporation's certificate of incorporation or bylaws require a greater percentage. Our restated certificate of incorporation and amended and restated bylaws provide that the affirmative vote of holders of at least 75% of our capital stock issued and outstanding and entitled to vote (in accordance with our restated certificate of incorporation) will be required to amend or repeal our bylaws.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "VG."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
FOR NON-U.S. HOLDERS

        Subject to the limitations set forth below, the following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to "Non-U.S. Holders." As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is not a U.S. person or a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

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  an individual who is a citizen or resident of the United States;

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  a corporation (or other business entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is includible in gross income regardless of source; or

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  a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has elected to be treated as a U.S. domestic trust.

        If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners in partnerships holding shares of our common stock should consult their tax advisors.

        This discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation). This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations. The authorities on which this discussion is based are subject to various interpretations, and any views expressed within this discussion are not binding on the IRS or the courts. No assurance can be given that the IRS or the courts will agree with the tax consequences described in this prospectus.

        This discussion is included herein as general information only. Each prospective Non-U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of holding and disposing of our common stock.

U.S. Trade or Business Income

        For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable IRS certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a "branch profits tax" at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Dividends

        If, contrary to our intended policy of not paying dividends, as described under "Dividend Policy," we make a distribution of cash or property on our common stock, any such distributions of cash or property that we pay on our common stock will be taxable as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder's tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

        The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI (or appropriate substitute or successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

Dispositions of Our Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

1.
the gain is U.S. trade or business income, as defined above;

2.
the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other conditions; or

3.
we are or have been a "U.S. real property holding corporation," or USRPHC, under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for our common stock.

        In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements and associated personal property. We believe that we currently are not a USRPHC. In addition, based on our financial statements and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC. If we become a USRPHC, a Non-U.S. Holder nevertheless will not be subject to U.S. federal income tax if our common stock is regularly traded on an established securities market, within the meaning of applicable Treasury regulations, and the Non-U.S. Holder does not hold more than five percent of our outstanding common stock, directly or indirectly, during the five-year testing period for USRPHC status identified above. We expect that our common stock will be listed on the New York Stock Exchange and may be regularly traded on an established securities market in the United States so long as it is so listed.

U.S. Federal Estate Tax

        Shares of our common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

        We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) or otherwise establishes an exemption.

        The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States, referred to as a U.S. related person. In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be allowed as a refund or credit against the Non-U.S. Holder's U.S. federal income tax liability, if any, if the Non-U.S. Holder timely provides the required information to the IRS.

PLAN OF DISTRIBUTION

        We will not receive any of the proceeds of the sale of the shares of the underlying common stock offered by this prospectus. The common stock underlying the convertible notes may be sold from time to time to purchasers:

  •
  directly by the selling stockholders; or

  •
  through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the underlying common stock.

        The selling stockholders and any underwriters, broker-dealers or agents who participate in the distribution of the underlying common stock may be deemed to be "underwriters" within the meaning of the Securities Act. As a result, any profits on the sale of the underlying common stock by selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders were deemed to be underwriters, the selling stockholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        If the underlying common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions.

        The underlying common stock may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  prices related to the prevailing market prices;

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  varying prices determined at the time of sale; or

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  negotiated prices.

        These sales may be effected in transactions:

  •
  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of our common stock;

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  in the over-the-counter market;

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  in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

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  through the writing of options, whether the options are listed on an options exchange or otherwise.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction. The shares may be sold or distributed from time to time by selling security holders or by pledges, donees, transferees or other successors-in-interest selling shares received from a named selling security holder as a gift, partnership, distribution or other non-sale-related transfer after the date of this prospectus.

        In connection with the sale of the underlying common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers may in turn engage in short sales of the underlying common stock in the course of hedging their positions. The selling stockholders may also sell the underlying common stock short and deliver the underlying common stock to close out short positions, or loan or pledge the underlying common stock to broker-dealers that, in turn, may sell the underlying common stock.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the underlying common stock by the selling stockholders. Selling stockholders may decide not to sell all or a portion of the underlying common stock offered by them pursuant to this prospectus. In addition, any selling stockholder may transfer, devise or give the underlying common stock by other means not described in this prospectus. The common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 or Rule 144A under the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus.

        The aggregate proceeds to the selling stockholders from the sale of the underlying common stock offered pursuant to this prospectus will be the purchase price of such securities less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, reject, in whole or part, any proposed purchase of common stock to be made directly or through their agents. We will not receive any of the proceeds from this offering.

        Our outstanding common stock is listed for trading on the New York Stock Exchange under the symbol "VG."

        The selling stockholders and any other persons participating in the distribution of the common stock will be subject to the Exchange Act and the rules and regulations thereunder. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability to engage in market-making activities with respect to the common stock.

        If required with respect to a particular offering of common stock, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts related to the particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

        Under the registration rights agreement in connection with convertible note offering, we agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of when all of the registrable securities have been sold pursuant to the registration statement, or the expiration of the holding period under Rule 144(k) under the Securities Act or any successor provision, which is two years from the date of the original issuance of the convertible notes.

        Under the registration rights agreement, we and the selling stockholders have each agreed to indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

        We have agreed to pay all of the expenses incidental to the registration, offering and sale of the common stock to the public, other than selling and certain legal expenses of the selling stockholders.

LEGAL MATTERS

        The validity of the securities offered in this prospectus are being passed upon for us by Shearman & Sterling LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Vonage Holdings Corp. and subsidiaries as of December 31, 2004 and 2005 and for the years then ended included in this prospectus and the related consolidated financial statement schedules included elsewhere in the registration statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Vonage Holdings Corp. and subsidiaries for the year ended December 31, 2003 included in this prospectus and the related consolidated financial statement schedules included elsewhere in the registration statement have been audited by Amper, Politziner & Mattia P.C., an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Changes in Accountants

        On March 1, 2004, we dismissed Amper, Politziner & Mattia P.C., as our independent registered public accounting firm previously engaged as the principal accountant to audit our financial statements. We re-engaged Amper, Politziner & Mattia P.C. on June 30, 2004, and dismissed the firm again on April 21, 2005. Amper, Politziner & Mattia P.C.'s report on our financial statements for the year ended December 31, 2003 did not contain any adverse opinion or disclaimer of opinion and was not otherwise qualified or modified as to uncertainty, audit scope or accounting principles.

        Each decision to dismiss Amper, Politziner & Mattia P.C. was approved by our audit committee. During the 2003 fiscal year and the subsequent interim period preceding Amper, Politziner & Mattia P.C.'s dismissal, there were no reportable events or disagreements with Amper, Politziner & Mattia P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Amper, Politziner & Mattia P.C., would have caused it to make reference to the subject matter of the disagreements in connection with its report.

        Amper, Politziner & Mattia P.C. was provided with a copy of the foregoing disclosure. A copy of Amper, Politziner & Mattia P.C.'s letter, dated April 6, 2006, stating their agreement with such disclosure is included as an exhibit to the registration statement of which this prospectus is a part.

        Following Amper, Politziner & Mattia P.C.'s dismissal, we engaged BDO Seidman, LLP as our independent registered public accounting firm effective April 22, 2005. Our audit committee authorized and approved the engagement of BDO Seidman, LLP. During the 2003 fiscal year, and the subsequent interim period prior to engaging BDO Seidman, LLP, neither we nor anyone on our behalf consulted BDO Seidman, LLP regarding either (1) the application of accounting principles to a specified transaction regarding us, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter regarding us that was a reportable event.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street NE, Washington, D.C. 20549, at

prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

        The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

        You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        We have filed with the SEC a registration statement on Form S-1 that registers the shares of common stock that the selling stockholders are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the offering. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Vonage Holdings Corp.
Holmdel, New Jersey

        We have audited the accompanying consolidated balance sheets of Vonage Holdings Corp. as of December 31, 2004 and 2005 and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vonage Holdings Corp. at December 31, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        We have also audited the effects for the year ended December 31, 2003 of the reverse stock split effected on May 18, 2006 as discussed in Note 13 to the financial statements.

/s/ BDO SEIDMAN, LLP

Woodbridge, New Jersey

March 24, 2006, except as to Note 13, as to which the date is May 18, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Vonage Holdings Corp.

        We have audited the accompanying statements of operations, cash flows and stockholders' deficit of Vonage Holdings Corp. for the year ended December 31, 2003 (prior to the effects of the 2006 reverse stock split). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Vonage Holdings Corp. for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited the financial statement schedule listed in the Index at Item 16(b) for the year ended December 31, 2003. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ AMPER, POLITZINER & MATTIA P.C.

October 6, 2004
Edison, New Jersey

VONAGE HOLDINGS CORP.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	December 31,
	2004	2005
Assets
Assets
Current assets:
Cash and cash equivalents	$43,029	$132,549
Marketable securities	62,739	133,830
Accounts receivable, net of allowance of $60 and $210, respectively	2,695	7,435
Inventory, net of allowance of $1,239 and $732, respectively	1,190	15,687
Deferred customer acquisition costs, current	4,918	6,125
Prepaid expenses and other current assets	1,857	8,228

Total current assets	116,428	303,854
Property and equipment, net of accumulated depreciation	16,290	103,638
Deferred customer acquisition costs, non-current	3,469	19,899
Deferred financing costs, net	—	9,577
Restricted cash	182	7,453
Due from related parties	71	75
Other assets	53	2,386

Total assets	$136,493	$446,882

Liabilities and Stockholders' Deficit
Liabilities
Current liabilities:
Accounts payable	$11,295	$16,467
Accrued expenses	26,189	98,035
Deferred revenue, current portion	9,672	20,449
Current maturities of capital lease obligations	5	773

Total current liabilities	47,161	135,724
Convertible notes	—	247,958
Deferred revenue, net of current portion	3,776	21,600
Capital lease obligations, net of current maturities	—	21,658
Other liabilities	108	—

Total liabilities	51,045	426,940

Commitments and Contingencies
Redeemable Preferred Stock
Series A Redeemable Convertible Preferred Stock, par value $0.001 per share; authorized 8,000 shares, 8,000 shares issued and outstanding (liquidation preference $16,000)	15,968	15,968
Series A-2 Redeemable Convertible Preferred Stock, par value $0.001 per share; authorized 6,067 shares, 5,167 shares issued and outstanding (liquidation preference $20,667)	20,292	20,292
Series A-2 Redeemable Convertible Preferred Stock Warrant to purchase 900 shares	1,557	1,557
Series B Redeemable Convertible Preferred Stock, par value $0.001 per share; authorized 3,750 shares, 3,750 shares issued and outstanding (liquidation preference $16,200)	14,489	14,489
Series C Redeemable Convertible Preferred Stock, par value $0.001 per share; authorized 8,000 shares, 8,000 shares issued and outstanding (liquidation preference $43,200)	38,090	38,090
Series D Redeemable Convertible Preferred Stock, par value $0.001 per share; authorized 8,729 shares, 8,729 shares issued and outstanding (liquidation preference $113,389)	102,722	102,722
Series E Redeemable Convertible Preferred Stock, par value $0.001 per share; authorized 9,435 shares, 9,429 shares issued and outstanding (liquidation preference $215,924)	—	195,736
Stock subscription receivable	(597)	(427)

Total redeemable preferred stock	192,521	388,427

Stockholders' Deficit
Common stock, par value $0.001 per share; authorized 396,950 shares at December 31, 2004, 596,950 shares at December 31, 2005; issued 1,605 and 1,642 at December 31, 2004 and 2005, respectively, and 1,367 and 1,404 shares outstanding at December 31, 2004 and 2005, respectively	2	2
Additional paid-in capital	13,950	14,794
Stock subscription receivable	(37)	(37)
Accumulated deficit	(120,345)	(382,284)
Treasury stock, at cost, 238 shares	(619)	(619)
Deferred compensation	—	(167)
Accumulated other comprehensive loss	(24)	(174)

Total stockholders' deficit	(107,073)	(368,485)

Total liabilities, redeemable preferred stock and stockholders' deficit	$136,493	$446,882

The accompanying notes are an integral part of these financial statements

VONAGE HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	For the Years Ended December 31,
	2003	2004	2005
Operating Revenues:
Telephony services	$16,905	$75,864	$258,165
Customer equipment and shipping	1,817	3,844	11,031

	18,722	79,708	269,196

Operating Expenses:
Direct cost of telephony services (excluding depreciation and amortization of $1,388, $2,519, and $6,671)	8,556	23,209	84,050
Direct cost of goods sold	4,867	18,878	40,441
Selling, general and administrative	19,174	49,186	154,716
Marketing	11,819	56,075	243,404
Depreciation and amortization	2,367	3,907	11,122

	46,783	151,255	533,733

Loss from operations	(28,061)	(71,547)	(264,537)

Other Income (Expense):
Interest income	96	1,135	4,347
Interest expense	(678)	(5)	(1,093)
Other, net	5	21	(441)
Debt conversion expense	(1,557)	—	—

	(2,134)	1,151	2,813
Loss before income tax benefit	(30,195)	(70,396)	(261,724)
Income tax benefit	221	475	390

Net loss	$(29,974)	$(69,921)	$(261,334)

Net loss per common share calculation:
Net loss	$(29,974)	$(69,921)	$(261,334)
Imputed dividend on preferred shares	—	—	(605)

Net loss attributable to common stockholders	$(29,974)	$(69,921)	$(261,939)

Net loss per common share:
Basic and diluted	$(21.14)	$(51.41)	$(189.67)

Weighted-average common shares outstanding:
Basic and diluted	1,418	1,360	1,381

The accompanying notes are an integral part of these financial statements

VONAGE HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,
	2003	2004	2005
Cash flows from operating activities:
Net loss	$(29,974)	$(69,921)	$(261,334)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,367	3,907	11,122
Debt conversion expense	1,557	—	—
Beneficial conversion for interest in kind on convertible notes	—	—	—
Accrued interest	671	(186)	199
Allowance for doubtful accounts	—	60	150
Allowance for obsolete inventory	24	1,215	625
Amortization of deferred financing costs	—	—	75
Loss on disposal of fixed assets	—	—	438
Stock option compensation	—	—	15
Other	(6)	66	(108)
Changes in operating assets and liabilities:
Accounts receivable	(326)	(2,100)	(4,888)
Inventory	144	(1,289)	(15,130)
Prepaid expenses and other current assets	57	(1,518)	(5,765)
Deferred customer acquisition costs	(2,404)	(5,765)	(17,618)
Due from related parties	—	15	18
Other assets	52	(27)	(2,333)
Accounts payable	6,721	3,016	5,119
Accrued expenses	1,404	24,103	71,085
Deferred revenue	3,130	9,824	28,565

Net cash used in operating activities	(16,583)	(38,600)	(189,765)

Cash flows from investing activities:
Capital expenditures	(6,430)	(10,867)	(76,261)
Purchase of marketable securities	—	(68,798)	(295,341)
Maturities and sales of marketable securities	—	6,050	224,249
(Increase) decrease in restricted cash	1,497	(92)	(7,285)

Net cash used in investing activities	(4,933)	(73,707)	(154,638)

Cash flows from financing activities:
Principal payments on capital lease obligations	(158)	(26)	(177)
Proceeds from notes issuance	20,000	—	247,872
Debt issuance costs	—	—	(9,652)
Proceeds from preferred stock issuance, net	14,110	140,820	195,736
Proceeds from subscription receivable, net	675	300	170
Purchase of treasury stock	(403)	—	—
Proceeds from exercise of stock options	2	—	57

Net cash provided by financing activities	34,226	141,094	434,006

Effect of exchange rate changes on cash	—	(3)	(83)

Net change in cash and cash equivalents	12,710	28,784	89,520
Cash and cash equivalents, beginning of period	1,535	14,245	43,029

Cash and cash equivalents, end of period	$14,245	$43,029	$132,549

Supplemental disclosures of cash flow information:
Cash paid during the periods for:
Interest	$678	$5	$203

Income taxes	$—	$—	$—

Non-cash transactions during the periods for:
Note payable converted to preferred stock	$20,000	$—	$—

Capital lease obligations incurred	$—	$—	$22,603

The accompanying notes are an integral part of these financial statements

VONAGE HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(In thousands)

	Common Stock	Additional Paid-in Capital	Stock Subscription Receivable	Deferred Compensation	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2002	$2	$13,940	$(637)	$(5)	$(20,450)	$(216)	$—	$(7,366)
Stock option exercises		2						2
Stock subscription receivable payments			600					600
Purchase of treasury stock, at cost						(403)		(403)
Amortization of non-employee stock options				5				5
Net loss					(29,974)			(29,974)

Balance at December 31, 2003	2	13,942	(37)	—	(50,424)	(619)	—	(37,136)
Stock option exercises		8						8
Comprehensive loss:
Change in unrealized gain (loss) on available-for-sale investments							(9)	(9)
Foreign currency translation adjustment							(15)	(15)
Net loss					(69,921)			(69,921)

Total comprehensive loss	—	—	—	—	(69,921)	—	(24)	(69,945)

Balance at December 31, 2004	2	13,950	(37)	—	(120,345)	(619)	(24)	(107,073)
Stock option exercises	—	57						57
Issuance of stock options for compensation		182		(182)				—
Amortization of deferred compensation				15				15
Beneficial conversion of Series E preferred stock		605			(605)			—
Comprehensive loss:
Change in unrealized gain (loss) on available-for-sale investments							10	10
Foreign currency translation adjustment							(160)	(160)
Net loss					(261,334)			(261,334)

Total comprehensive loss	—	—	—	—	(261,334)	—	(150)	(261,484)

Balance at December 31, 2005	$2	$14,794	$(37)	$(167)	$(382,284)	$(619)	$(174)	$(368,485)

The accompanying notes are an integral part of these financial statements

VONAGE HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003, 2004, 2005

(In thousands, except per share amounts)

Note 1.    Basis of Presentation and Significant Accounting Policies

Nature of Operations

        Vonage Holdings Corp. (the "Company") is incorporated as a Delaware corporation. The original Certificate of Incorporation was filed in May 2000 as MIN-X.COM, INC., the Company's original name, which was changed in February 2001 to Vonage Holdings Corp. The Company is a provider of broadband Voice over Internet Protocol ("VoIP") services to residential and small and home office customers. The Company launched service in the United States in October 2002, in Canada in November 2004 and in the United Kingdom in May 2005.

        The Company has incurred significant operating losses since inception. As a result, the Company has generated negative cash flows from operations, and has an accumulated deficit at December 31, 2005. The Company's primary source of funds to date has been through the issuance of equity and debt securities, including net proceeds from the issuance of redeemable preferred stock of $195,736, in 2005 and net proceeds from the issuance of debt securities of $238,220, in 2005 and $2,015 in 2006.

Significant Accounting Policies

Basis of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation

Use of Estimates

        The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates.

        On an ongoing basis, the Company evaluates its estimates, including those related to the average period of service to a customer (the "customer relationship period") used to amortize deferred revenue and deferred customer acquisition costs associated with customer activation, the useful lives of property and equipment and the value of common stock and common stock options for the purpose of determining stock-based compensation. The Company bases its estimates on historical experience, available market information, appropriate valuation methodologies, including the Black-Scholes option model ("Model"), and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The inputs for this Model are stock price at valuation date and issuance date, strike price for the option, dividend yield, risk-free interest rate, life of option in years and volatility.

Revenue Recognition

        Operating revenues consists of telephony services revenue and customer equipment (which enables the Company's telephony services) and shipping revenue. The point in time at which revenue is recognized is determined in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, and Emerging Issues Task Force Consensus No. 01-9, Accounting for Consideration Given by a Vendor to

a Customer (Including a Reseller of the Vendor's Products) ("EITF No. 01-9"). Revenue is recorded as follows:

Telephony Services Revenue

        Substantially all of the Company's operating revenues are telephony services revenue, which is derived primarily from monthly subscription fees that customers are charged under the Company's service plans. The Company also derives telephony services revenue from per minute fees for international calls and for any calling minutes in excess of a customer's monthly plan limits. Monthly subscription fees are automatically charged to customers' credit cards in advance and are recognized over the following month when services are provided. Revenue generated from international calls and from customers exceeding allocated call minutes under limited minute plans is recognized as services are provided, that is, as minutes are used, and is billed to a customer's credit card in arrears. The Company estimates the amount of revenue earned but not billed from international calls and from customers exceeding allocated call minutes under limited minute plans from the end of each billing cycle to the end of each reporting period and records these amounts in accounts receivable. These estimates are based primarily upon historical minutes and have been consistent with the Company's actual results.

        The Company also provides rebates to customers who purchase their customer equipment from retailers and satisfy minimum service period requirements. These rebates in excess of activation fees are recorded as a reduction of revenue over the minimum service period based upon the estimated number of customers that will ultimately earn and claim the rebates.

        The Company also generates revenue by charging a fee for activating service. Through June 2005, the Company charged an activation fee to customers in the direct channel (customer equipment provided by the Company). Beginning in July 2005, the Company also began charging an activation fee in the retail channel. Customer activation fees, along with the related incremental direct customer acquisition amounts for customer equipment in the direct channel and for rebates and retailer commissions in the retail channel, up to but not exceeding the activation fee, are deferred and amortized over the estimated average customer relationship period. The amortization of deferred customer equipment is recorded to direct cost of goods sold. The amortization of deferred rebates is recorded as a reduction of telephony services revenue. The amortization of deferred retailer commissions is recorded as marketing expense. Through December 31, 2004, this period was 30 months based upon comparisons to other telecommunications companies as the Company did not have a sufficient operating history. For 2005, the customer relationship period was reevaluated based on the Company's experience to date and is estimated to be 60 months. The Company has applied the 60-month customer relationship period on a prospective basis beginning January 1, 2005. For 2006, the Company has confirmed that the customer relationship period should be 60 months.

        In the United States, the Company charges a regulatory recovery fee on a monthly basis to defray the costs associated with regulatory compliance and related litigation and to cover taxes that the Company is charged by the suppliers of telecommunications services. The Company records these regulatory recovery fees as revenue as billed.

        Prior to June 30, 2005, the Company generally charged a disconnect fee to customers who did not return their customer equipment to the Company upon disconnection of service regardless of how long they were a customer. On July 1, 2005, the Company changed its disconnect policy and only accepts return of the customer equipment within 30 days of activation and a disconnect fee is charged if the customer disconnects their service within one year of activation. These disconnect fees are recorded at the time the customer disconnects service. Disconnect fee revenue amounted to $299, $1,556 and $6,031 in 2003, 2004 and 2005, respectively.

Customer Equipment and Shipping Revenue

        Customer equipment and shipping revenue consists of revenue from sales of customer equipment to wholesalers or directly to customers for replacement devices, or beginning in the fourth quarter of 2005, for upgrading their device at the time of customer sign-up for which the Company charges an additional fee. In addition, customer equipment and shipping revenue includes the fees that customers are charged for shipping their customer equipment to them.

        For a portion of 2004, customer equipment and shipping revenue included sales to retailers. Customer equipment and shipping revenue was reduced for payments to retailers and rebates to customers who purchased their customer equipment through these retailers, who purchased the customer equipment from the Company, to the extent of customer equipment and shipping revenue. In the latter part of 2004, the retailers began purchasing the customer equipment directly from the manufacturers.

Direct Cost of Telephony Services

        Direct cost of telephony services consists primarily of direct costs that the Company pays to third parties in order to provide telephony services. These costs include access and interconnection charges that the Company pays to other telephone companies to terminate domestic and international phone calls on the public switched telephone network. In addition, these costs include the cost to lease phone numbers, to co- locate in other telephone companies' facilities, to provide enhanced emergency dialing capabilities to transmit 911 calls and to provide local number portability. These costs also include taxes that the Company pays on telecommunications services from our suppliers. These costs do not include indirect costs such as depreciation and amortization, payroll and facilities costs. The Company's presentation of direct cost of telephony services may not be comparable to other similar companies.

Direct Cost of Goods Sold

        Direct cost of goods sold consists primarily of costs that the Company incurs when a customer signs up for the Company's service. These costs include the cost of customer equipment for customers who subscribe through the direct sales channel in excess of activation fees. In addition, these costs include the amortization of deferred customer equipment, the cost of shipping and handling for customer equipment, the installation manual that accompanies the customer equipment and the cost of equipment that the Company provides to customers as product promotions.

Shipping and Handling

        Revenue relating to shipping and handling is included in customer equipment and shipping revenue and amounted to $812, $2,604 and $8,049 in 2003, 2004 and 2005, respectively. Costs related to shipping and handling are included in direct cost of goods sold and amounted to $695, $2,421 and $7,913 in 2003, 2004 and 2005, respectively.

Advertising Costs

        Advertising costs, which are included in marketing expense, are expensed as incurred and amounted to $10,961, $52,472 and $204,875 for 2003, 2004 and 2005, respectively.

Development Expenses

        Costs associated with the development of new services and changes to existing services are charged to operations as incurred and are included in selling, general and administrative expense.

Cash, Cash Equivalents and Marketable Securities

        The Company maintains cash with several investment grade financial institutions. The Company invests its excess cash in money market funds and in highly liquid debt instruments of U.S. corporations, municipalities and the U.S. government and its agencies. All highly liquid investments with stated maturities of three months or less from date of purchase are classified as cash equivalents. Interest income was $96, $1,135 and $4,347 in 2003, 2004 and 2005, respectively.

        Management determines the appropriate classification of its investments in debt and marketable equity securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company's debt and marketable equity securities have been classified and accounted for as available for sale. The Company may or may not hold securities with stated maturities until maturity. In response to changes in the availability of and the yield on alternative investments as well as liquidity requirements, the Company may sell these securities prior to their stated maturities. These securities are carried at fair value, with the unrealized gains and losses reported as other comprehensive income (loss). Any realized gains or losses on the sale of marketable securities are determined on a specific identification method, and such gains and losses are reflected as a component of interest income or expense.

Inventory

        Inventory consists of the cost of customer equipment and is stated at the lower of cost or market, with cost determined using the average cost method. The Company provides an inventory allowance for customer equipment that has been returned by customers but may not be able to be re-issued to new customers or returned to the manufacturer for credit.

Property and Equipment

        Property and equipment includes acquired assets and those accounted for under capital leases and consists principally of network equipment and computer hardware, furniture, software and leasehold improvements. In addition, the lease of the Company's new corporate headquarters has been accounted for as a capital lease and is included in property and equipment. Network equipment and computer hardware and furniture are stated at cost with depreciation provided using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Software is depreciated over three years to five years. Leasehold improvements are amortized over their estimated useful life of the related assets or the life of the lease, whichever is shorter. The cost of renewals and substantial improvements is capitalized while the cost of maintenance and repairs is charged to operating expenses as incurred.

        The Company's network equipment and computer hardware, which consists of routers, gateways and servers that enable the Company's telephony services, is subject to technological risks and rapid market changes due to new products and services and changing customer demand. These changes may result in future adjustments to the estimated useful lives or the carrying value of these assets, or both.

Restricted Cash and Letters of Credit

        The Company reports the collateralization of certain letters of credit as restricted cash. The amount of collateralized letters of credit primarily related to lease deposits for the Company's offices were $83 and $7,210 at December 31, 2004 and 2005, respectively, with corresponding restricted cash of $182 and $7,453 at December 31, 2004 and 2005.

Long-Lived Assets

        The Company reviews the carrying values of its property and equipment for possible impairment whenever circumstances indicate the carrying amount of an asset may not be recoverable. An impairment loss is recognized to the extent the sum of the undiscounted estimated future cash flow expected to result from the use of the asset is less than the carrying value. No impairments have been incurred to date.

Deferred Financing Costs

        Costs incurred in raising debt are deferred and amortized as interest expense over the term of the related debt. The Company issued convertible notes in December 2005 and January 2006 and incurred issuance costs of $9,684 which are being amortized over the life of the notes using the effective interest method. Amortization expense related to these costs is included in interest expense in the consolidated statements of operations and was $75 for the year ended December 31, 2005. Accumulated amortization of deferred financing costs was $75 at December 31, 2005.

Income Taxes

        The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that the Company estimates is more likely than not to be realized.

Foreign Currency

        Generally, the functional currency of the Company's non-U.S. subsidiaries is the local currency. The financial statements of these subsidiaries are translated to U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates of exchange for revenues, costs and expenses. Translation gains and losses are deferred and recorded in accumulated other comprehensive loss as a component of stockholders' equity. The Company recorded $15 and $160 of net translation losses in 2004 and 2005, respectively. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations. There were no gains and losses resulting from foreign exchange transactions in 2003. The Company recognized $3 and $3 of net losses resulting from foreign exchange transactions for 2004 and 2005, respectively.

Comprehensive Loss

        Comprehensive loss is comprised of net loss and other comprehensive items. Other comprehensive items include foreign currency translation adjustments and unrealized losses on available for sale investments. Assets and liabilities of foreign operations are translated at the period-end exchange rate and revenue and expense amounts are translated at the average rates of exchange prevailing during the period.

Certain Risks and Concentrations

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. Cash equivalents consist of money market instruments and U.S. government notes. Marketable securities consist primarily of money market instruments, U.S. corporate bonds, auction rate securities and U.S. government notes. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States. By collecting subscription fees in advance, the Company is able to minimize its accounts receivable and bad debt exposure. If a customer's credit card is declined, we generally suspend international calling capabilities as well as their ability to incur domestic usage charges in excess of their plan minutes. If the customer's credit card cannot be successfully processed during the current and subsequent month's billing cycle, the Company will terminate the account. In addition, the Company automatically charges any per minute fees to its customers' credit cards monthly in arrears. To further mitigate the Company's bad debt exposure, a customer's credit card will be charged in advance of their monthly billing if their international calling or overage charges exceed a certain dollar threshold.

Fair Value of Financial Instruments

        The carrying amounts of the Company's financial instruments, including cash and cash equivalents, marketable securities, accounts receivable and accounts payable, approximate fair value because of their short maturities. The carrying amounts of the Company's capital leases approximate fair value of these obligations based upon management's best estimates of interest rates that would be available for similar debt obligations at December 31, 2004 and 2005. The convertible notes are carried at estimated fair value less any unamortized discount.

Reclassification

        Certain reclassifications have been made to prior years' financial statements in order to conform to the current year's presentation.

Beneficial Conversion Feature

        When the Company issues debt or equity which is convertible into common stock at a discount from the common stock market price at the date the debt or equity is issued, a beneficial conversion feature for the difference between the closing price and the conversion price multiplied by the number of shares issuable upon conversion is recognized. The beneficial conversion feature is presented as a discount to the related debt or a dividend to the related equity, with an offsetting amount increasing additional paid in capital.

Loss per Share

        Basic and diluted loss per common share is calculated by dividing loss to common stockholders by the weighted average number of common shares outstanding during the period. The effects of potentially dilutive common shares, including shares issued under the Company's 2001 Stock Incentive Plan using the treasury stock method and the Company's convertible preferred stock (that convert on an 2.86-to-1 basis) using the if-converted method, have been excluded from the calculation of diluted loss per common share because of their anti-dilutive effects.

        The following were excluded from the calculation of diluted earnings per common share because of their anti-dilutive effects:

	For the Years Ended December 31,
	2003	2004	2005
Redeemable preferred stock as if converted at 2.86 to 1	48,334	96,131	123,071
Common stock warrants	514	514	514
Redeemable preferred stock warrants as if converted at 2.86 to 1	2,571	2,571	2,571
Convertible notes	—	—	17,426
Employee stock options	1,891	5,887	13,373

	53,310	105,103	156,955

Stock-Based Compensation

        Prior to the adoption of Statement of Financial Accounting Standards No. 123(R) ("'SFAS 123(R)"), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB 25") as allowed under Statement of Financial Accounting Standards No. 123. Under the intrinsic value method, no stock-based compensation expense for employee stock options had been recognized in the Company's results of operations in prior periods. In accordance with the modified prospective transition method that the Company used in adopting SFAS 123(R) as of January 1, 2006, the consolidated financial statements prior to 2006 have not been restated to reflect, and do not include, the possible impact of SFAS 123(R). The table below reflects the pro forma net loss and net loss per share for 2003, 2004, and 2005:

	For the Years Ended December 31,
	2003	2004	2005
Net loss attributable to common stockholders, as reported	$(29,974)	$(69,921)	$(261,939)
Add stock-based employee compensation included in net loss under intrinsic method	—	—	15
Deduct total stock-based employee compensation expense determined under fair value based method for all awards	(211)	(879)	(7,521)

Net loss, pro forma	$(30,185)	$(70,800)	$(269,445)

Net loss per common share:
As reported—basic and diluted	$(21.14)	$(51.41)	$(189.67)

Pro forma—basic and diluted	$(21.29)	$(52.06)	$(195.11)

Weighted-average common shares outstanding:
Basic and diluted	1,418	1,360	1,381

        The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model.

        The assumptions used to value options are as follows:

	For the Years Ended December 31,
	2003	2004	2005
Risk-free interest rate	4.09%	4.12%	4.36%
Expected stock price volatility	0%	0%	0%
Dividend yield	0%	0%	0%
Expected life (in years)	8.80	8.88	8.83

Recent Accounting Pronouncements

        In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company will evaluate the impact of SFAS 155 on its consolidated financial statements.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS 154"), a replacement of APB No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. This statement establishes that, unless impracticable, retrospective application is the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. It also requires the reporting of an error correction which involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes the adoption of SFAS 154 will not have a material effect on its consolidated financial statements.

        On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)"), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company adopted SFAS 123(R) on January 1, 2006, using the "modified prospective" transition method. SFAS 123(R) requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date. That cost must be recognized in the income statement over the vesting period of the award. Under the "modified prospective" transition method, awards that are granted, modified or settled beginning at the date of adoption are measured and accounted for in accordance with SFAS 123(R). In addition, expense must be recognized in the statement of income for unvested awards for the remaining service period that were granted prior to the date of adoption. The expense is based on the fair value determined at the grant date.

Note 2.    Cash, Cash Equivalents and Marketable Securities

        Cash, cash equivalents and marketable securities consist of the following:

	December 31,
	2004	2005
Cash and cash equivalents	$43,029	$132,549

Marketable securities:
Commercial paper	2,478	—
U.S. corporate bonds	11,094	8,314
Auction rate securities	41,700	107,025
U.S. government notes	7,467	18,491

Total marketable securities	$62,739	$133,830

Total cash, cash equivalents and marketable securities	$105,768	$266,379

        The Company has not experienced any realized gains or losses on its investments in the periods presented. The Company had a gross unrealized loss of $9 at December 31, 2004 and a gross unrealized gain of $1 at December 31, 2005. There was a gross unrealized loss of $9 for the year ended December 31, 2004 and a gross unrealized gain of $10 for the year ended December 31, 2005.

        The following table summarizes the estimated fair value of the Company's securities held in marketable securities classified by the stated maturity date of the security:

	December 31,
	2004	2005
Due within one year	$62,739	$133,830

Note 3.    Property and Equipment

	December 31,
	2004	2005
Building (under capital lease)	$—	$22,830
Network equipment and computer hardware	17,880	58,917
Software	2,543	4,667
Leased equipment	191	371
Leasehold improvements	1,192	25,216
Furniture	882	5,895
Software licenses	970	909
Vehicles	—	190
Construction in progress	346	352

	24,004	119,347
Less: accumulated depreciation and amortization	(7,714)	(15,709)

Net property and equipment	$16,290	$103,638

        Related depreciation and amortization expense was $2,367, $3,907 and $11,122 in 2003, 2004 and 2005, respectively. Included in depreciation and amortization expense for 2005 was $157 related to capital leases. Interest cost on the debt related to the capital lease for the Company's new headquarters was capitalized during the pre-occupancy period in the amount of $1,731 for 2005. Construction in progress is related to the Company's relocation of its headquarters to Holmdel, New Jersey (see Note 10).

        In addition, in connection with the Company's relocation of its headquarters to Holmdel, New Jersey, the Company incurred costs for the renovation of the facility. The landlord will reimburse $8,750 of these costs, of which $7,656 was applied for at December 31, 2005 and $4,981 was received in 2005 and $761 was received in 2006. This $7,656 was recorded as a reduction to leasehold improvements at December 31, 2005.

Note 4.    Accrued Expenses

	December 31,
	2004	2005
Marketing	$15,186	$41,094
Compensation and related taxes and temporary labor	3,818	11,374
Telecommunications	770	15,133
Professional fees	1,138	3,151
Litigation	1,050	1,050
Taxes and fees	1,593	11,094
Customer credits	1,089	1,729
Inventory	358	2,926
Costs related to new headquarters	—	3,882
Credit card fees	276	1,097
Accrued interest	—	729
Other accruals	911	4,776

	$26,189	$98,035

Note 5.    Income Taxes

        The following table summarizes deferred taxes resulting from differences between financial accounting basis and tax basis of assets and liabilities.

	December 31,
	2004	2005
Current assets and liabilities:
Deferred revenue	$1,984	$6,134
Accounts receivable and inventory allowances	519	377
Accrued expenses	3,070	7,847
Capital leases	—	385

	5,573	14,743
Valuation allowance	(5,573)	(14,743)

Net current deferred tax asset	$—	$—

Non-current assets and liabilities:
Depreciation and amortization	$(1,048)	$(2,709)
Amortization of start-up costs	1,065	518
Stock option compensation	—	—
Net operating loss carryforward	40,678	136,739

	40,695	134,548
Valuation allowance	(40,695)	(134,548)

Net non-current deferred tax asset	$—	$—

        The Company has net losses for financial reporting purposes. Recognition of deferred tax assets will require generation of future taxable income. There can be no assurance that the Company will generate sufficient taxable income in future years. Therefore, the Company established a valuation allowance on net deferred tax assets of $149,291 as of December 31, 2005.

        The components of loss before income tax benefit are as follows:

	For the Years Ended December 31,
	2003	2004	2005
United States	$(30,195)	$(68,535)	$(236,342)
Foreign	—	(1,861)	(25,382)

Total	$(30,195)	$(70,396)	$(261,724)

        The components of the income tax benefit are as follows:

	For the Years Ended December 31,
	2003	2004	2005
Current:
State and local taxes	$221	$475	$390
Foreign	—	—	—
Federal	—	—	—

	$221	$475	$390

Deferred:
State and local taxes	$—	$—	$—
Foreign	—	—	—
Federal	—	—	—

	$—	$—	$—

	$221	$475	$390

        The reconciliation between the U.S. statutory federal income tax rate and the effective rate is as follows:

	For the Years Ended December 31,
	2003	2004	2005
U.S. Federal statutory tax rate	(34)%	(34)%	(34)%
State and local taxes	(6)	(6)	(6)
Sale of net operating loss carryforwards	(1)	(1)	(1)
Valuation reserve for income taxes	40	40	40

Effective tax rate	(1)%	(1)%	(1)%

        As of December 31, 2005, the Company has net operating loss carryforwards for U.S. federal and state tax purposes of $320,023 and $305,827, respectively, expiring at various times from years ending 2020 through 2025. In addition, the Company has net operating loss carryforwards for Canadian tax purposes of $21,189 expiring through 2012. The Company also has net operating loss carryforwards for United Kingdom tax purposes of $6,425 with no expiration date.

        Under Section 382 of the Internal Revenue Code, if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation's ability to use its pre-change of control net operating loss carry forward and other pre-change tax attributes against its post-change income may be limited. The Section 382 limitation is applied annually so as to limit the use of the Company's pre-change net operating loss carry forwards to an amount that generally equals the value of the Company's stock immediately before the ownership change multiplied by a designated federal long-term tax-exempt rate.

In addition, the Company may be able to increase the base Section 382 limitation amount during the first five years following the ownership change to the extent it realizes built-in gains during that time period. A built-in gain generally is gain or income attributable to an asset that was held at the date of the ownership change and that had a fair market value in excess of the tax basis at the date of the ownership change. Section 382 provides that any unused Section 382 limitation amount can be carried forward and aggregated with the following year's available net operating losses. Due to the cumulative impact of the Company's equity issuances over the past three years, a change of ownership occurred upon the issuance of the Company's Series E Preferred Stock at the end of April 2005. As a result, $171,147 of the total U.S net operating losses will be subject to an annual base limitation of $39,374. As noted above, the Company believes it may be able to increase the base Section 382 limitation for built-in gains during the first five years following the ownership change.

        The Company participated in the State of New Jersey's corporation business tax benefit certificate transfer program (the "Program"), which allows certain high technology and biotechnology companies to transfer unused New Jersey net operating loss carryovers to other New Jersey corporation business taxpayers. During 2003 and 2004, the Company submitted an application to the New Jersey Economic Development Authority (the "EDA") to participate in the Program and the application was approved. The EDA then issued a certificate certifying the Company's eligibility to participate in the Program. The program requires that a purchaser pay at least 75% of the amount of the surrendered tax benefit. For tax years 2002, 2003 and 2004, the Company sold approximately $451, $2,437 and $6,207, respectively, of its New Jersey State net operating loss carryforwards for a recognized benefit of approximately $221 in 2003 and $475 in 2004. Although the Company cannot participate in this program for net operating losses derived in 2005 due to program limits being reached, the EDA did approve during 2005 an additional sale of 2002 and 2003 net operating losses in the amount of $5,101 that resulted in a benefit of $390. Collectively, all transactions represent approximately 82% of the surrendered tax benefit each year and have been recognized in the year received.

Note 6.    Convertible Notes

        In December 2005 and January 2006, the Company issued $249,900 aggregate principal amount of convertible notes due December 1, 2010 (the "Notes"). The Company plans to use the proceeds from the offering of the Notes to fund the expansion of its business and other working capital requirements.

        The holders may require the Company to repurchase all or any portion of the Notes on December 16, 2008 at a price in cash equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest and late charges.

        The Company may, at its option, pay interest on the Notes in cash or in kind. If paid in cash, interest will accrue at a rate of 5% per annum and be payable quarterly in arrears. If paid in kind, the interest will accrue at a rate of 7% per annum and be payable quarterly in arrears. Interest paid in kind will increase the principal amount outstanding and will thereafter accrue interest during each period.

        Upon an event of default, the interest rate will be the greater of the interest rate then in effect or 15% per annum. If interest on the Notes is not paid in full on any interest payment date, the principal amount of the Notes will be increased for subsequent interest accrual periods by an amount that reflects the accretion of the unpaid interest at an annual rate equal to the interest rate then in effect plus 2%, calculated on a quarterly basis, from, and including, the first day of the relevant interest accrual period. If a registration statement relating to a Qualified IPO (as defined below) has not been declared effective by the SEC prior to December 16, 2006, there will be a 1% coupon step-up, and if the Company has not consummated a Qualified IPO prior to December 16, 2007, the coupon will become the greater of the rate then in effect and 10%.

        A "Qualified IPO" means the Company's sale of its shares of Common Stock in a firm commitment, fully underwritten public offering conducted in the United States through a nationally recognized investment banking firm at a public offering price per share of at least $10.00 (regardless of the number of shares outstanding at the time of the offering) and with gross proceeds to the Company of more than $200,000, upon which the Common Stock is listed on the New York Stock Exchange or American Stock Exchange or quoted on the Nasdaq National Market.

        After the completion of a Qualified IPO, the Company may redeem any or all of the Notes at any time on the later of June 16, 2007 or the first anniversary of the Qualified IPO, provided that, among other things, the Common Stock has traded at a price greater than 150% of the then applicable conversion price of the Notes for 20 consecutive trading days. The Notes shall be redeemed at a price equal to 100% of the principal amount plus accrued and unpaid interest and any late charges, plus the aggregate net present value of the remaining scheduled interest payments through December 16, 2008, if any, calculated as provided in the Notes.

        The Company also may redeem any or all of the Notes at any time after December 16, 2008 at a price equal to 100% of the principal amount plus accrued and unpaid interest and any late charges, subject to certain conditions.

        Following a change of control (as defined in the Notes) the holders of the Notes may require the Company to redeem the Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest and late charges. In addition, upon conversions in connection with certain transactions, including certain changes of control, holders of the Notes will be entitled to receive a make-whole premium as calculated in the Notes.

        The Notes may, at the option of the holder, be converted into shares of Common Stock at any time. Prior to the completion of the Company's initial public offering, the conversion price for the Notes will be $14.22, subject to certain adjustments for stock dividends, stock splits or similar transactions and to downward adjustment in the event that a registration statement relating to a Qualified IPO is not filed on a timely basis or not declared effective by the SEC prior to December 16, 2006. Immediately following the completion of the Company's initial public offering, the conversion price will be the lesser of (1) the conversion price in effect immediately prior to the completion of the initial public offering and (2) 90% of the initial public offering price of the Common Stock, subject to certain minimum conversion prices. The conversion price also is subject to certain customary anti-dilution adjustments.

        Following an event of default, the Notes will become due and payable, either automatically or upon declaration by holders of more than 25% of the aggregate principal amount of Notes.

        The Company has agreed to file resale shelf registration statements covering the shares of Common Stock issuable upon conversion of the Notes within 90 calendar days after the initial public offering and use reasonable best efforts to have such registration statement be declared effective within 180 calendar days after the initial public offering. The Company will pay the holders of the Notes a fee of 1% of the principal amount of the Notes on the day that this timetable has not been met and a fee of 2% of the principal amount of the Notes every 30th day thereafter until the failure is cured.

Note 7.    Preferred Stock

        The Company's Certificate of Incorporation, as amended, authorizes 43,981 shares of Preferred Stock at $0.001 par value. The authorized shares are designated as follows: 8,000 as Series A Redeemable Convertible Preferred Stock ("Series A Preferred Stock"), 6,067 as Series A-2 Redeemable Convertible Preferred Stock ("Series A-2 Preferred Stock"), 3,750 as Series B Redeemable Convertible Preferred Stock ("Series B Preferred Stock"), 8,000 as Series C Redeemable Convertible Preferred Stock ("Series C Preferred Stock"), 8,729 as Series D Redeemable Convertible Preferred Stock ("Series D Preferred Stock") and 9,435 as Series E Redeemable Convertible Preferred Stock ("Series E Preferred Stock"). Each security is convertible into 2.86 shares of Common Stock and automatically converts to Common Stock subject to certain conditions, including a qualified initial public offering. With regard to the conversion prices for each series of preferred stock described below, the statement subject to adjustment shall mean subject to adjustment for stock dividends, combinations, splits, recapitalizations and similar transactions. Holders of the Series A Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock have the right to vote on all matters submitted to the stockholders for a vote together with the holders of the Common Stock, on an as if converted basis. A description of each security is as follows:

Series A Redeemable Convertible Preferred Stock

        During the period from July 2002 through November 2002, the Company issued 8,000 shares of Series A Preferred Stock at $2.00 per share for a total of approximately $15,968, net of expenses. The Company's principal stockholder and Chairman acquired 7,127 shares of Series A Preferred Stock. The Company received gross cash proceeds of approximately $12,211 from the sale of shares and the balance was paid by converting a $2,000 note payable and accrued interest of approximately $43. The conversion of the note payable and related warrants resulted in a debt conversion expense of $360, which is recorded in other income (expense). The relative fair value of the warrants was calculated using the Black-Scholes valuation method and is recorded as additional paid-in capital. The remaining shares were issued to employees and directors of the Company for gross cash of approximately $770 and stock subscription receivables of $972. The stock subscription receivables are secured limited recourse promissory notes with interest at 4.6% per annum and are due through various dates between October 20, 2003 and November 25, 2007. As of December 31, 2005, the stock subscription receivables are $427.

        Upon issuance and subject to certain provisions each holder of Series A Preferred Stock ("Series A") shall be entitled at any time to convert each share of Series A into non-assessable shares of Common Stock computed by multiplying the number of shares of preferred stock to be converted by $2.00, subject to adjustment, and dividing the result by $0.70, subject to adjustment.

        In addition, subject to certain provisions, at any time after January 16, 2010, the Company, upon the request of any holder of shares of Series A Preferred Stock, is required to redeem the requested number of shares at the Redemption Price. The Redemption Price for each share shall be a cash payment equal to the fair market value, which is defined as the price that would be paid for a share of Series A Preferred Stock in an arm's-length sale to a third party, without taking into account any minority discount, of a share of Series A Preferred Stock. In no event shall the Company redeem any shares of Series A Preferred Stock unless there are no shares of Series A-2 Preferred Stock outstanding.

        The holders of the Series A Preferred Stock shall be entitled to receive, on a non-cumulative basis, dividends if, as and when paid to holders of the Common Stock. The dividend payable on each share of the Series A Preferred Stock shall be determined on an as-converted basis. In addition, the holders are entitled to receive the liquidation preference of $2.00 per share, plus any declared but unpaid dividends on the Series A Preferred Stock.

Series A-2 Redeemable Convertible Preferred Stock

        During September 2003, the Company issued 5,167 shares of Series A-2 Preferred Stock at $4.00 per share for a total of $20,292, net of expenses. The Company's principal stockholder and Chairman acquired all of the Series A-2 Preferred Stock, by converting a $20,000 note payable and accrued interest of $671.

        Upon issuance and subject to certain provisions each holder of Series A-2 Preferred Stock shall be entitled at any time to convert each share of Series A-2 Preferred Stock into non-assessable shares of Common Stock computed by multiplying the number of shares of preferred stock to be converted by $4.00, subject to adjustment, and dividing the result by $1.40 subject to adjustment.

        In addition, subject to certain provisions, at any time after January 16, 2010, the Company, upon the request of any holder of shares of Series A-2 Preferred Stock, is required to redeem the requested number of shares at the Redemption Price. The Redemption Price for each share shall be a cash payment equal to the fair market value, which is defined as the price that would be paid for a share of Series A-2 Preferred Stock in an arm's-length sale to a third party, without taking into account any minority discount, of a share of Series A-2 Preferred Stock. In no event shall the Company redeem any shares of Series A-2 Preferred Stock unless there are no shares of Series B Preferred Stock outstanding.

        The holders of the Series A-2 Preferred Stock shall be entitled to receive, on a non-cumulative basis, dividends if, as and when paid to holders of the Common Stock. The dividend payable on each share of the Series A-2 Preferred Stock shall be determined on an as-converted basis. In addition, the holders are entitled to receive the liquidation preference of $4.00 per share, plus any declared but unpaid dividends on the Series A-2 Preferred Stock.

Series A-2 Redeemable Convertible Preferred Stock Warrant

        In connection with $20,000 of notes payable from the Company's principal stockholder and Chairman, the Company included aggregate warrants to purchase $3,600 of value of Series A-2 Preferred Stock at the strike price equal to the stock price paid by Series B Preferred Stock investors (see Note 9). At the time these notes payable were converted into Series A-2 Preferred Stock, the Company issued a warrant to purchase 900 shares of Series A-2 Preferred Stock at an exercise price of $4.00 per share, which equaled the fair market value at that date. In addition, the Company determined the relative fair value of the warrants was $1,557 using the Black-Scholes valuation method. This amount was recorded in 2003 as debt conversion expense and as an increase to Series A-2 Redeemable Convertible Preferred Stock Warrant.

Series B Redeemable Convertible Preferred Stock

        In November 2003, the Company issued 3,750 shares of Series B Preferred Stock at $4.00 per share for a total of $14,489, net of expenses.

        Upon issuance and subject to certain provisions each holder of Series B Preferred Stock shall be entitled, at any time, to convert each share of Series B Preferred Stock into non-assessable shares of Common Stock computed by multiplying the number of shares of preferred stock to be converted by $4.00, subject to adjustment, and dividing the result by $1.40, subject to adjustment.

        In addition, subject to certain provisions, at any time after January 16, 2010, the Company, upon the request of any holder of shares of Series B Preferred Stock, is required to redeem the requested number of shares at the Redemption Price. The Redemption Price for each share shall be a cash payment equal to the fair market value, which is defined as the price that would be paid for a share of Series B Preferred Stock in an arm's-length sale to a third party, without taking into account any minority discount, of a share of Series B Preferred Stock. In no event shall the Company redeem any shares of Series B Preferred Stock unless there are no shares of Series C Preferred Stock outstanding.

        The holders of the Series B Preferred Stock shall be entitled to receive, on a non-cumulative basis, dividends if, as and when paid to holders of the Common Stock. The dividend payable on each share of the Series B Preferred Stock shall be determined on an as-converted basis. In addition, the holders are entitled to receive the liquidation preference of $4.32 per share, plus any declared but unpaid dividends on the Series B Preferred Stock.

Series C Redeemable Convertible Preferred Stock

        During the period from January 2004 through March 2004, the Company issued 8,000 shares of Series C Preferred Stock at $5.00 per share for a total of $38,090, net of expenses.

        Upon issuance and subject to certain provisions each holder of Series C Preferred Stock shall be entitled, at any time, to convert each share of Series C Preferred Stock into non-assessable shares of

Common Stock computed by multiplying the number of shares of preferred stock to be converted by $5.00, subject to adjustment, and dividing the result by $1.76, subject to adjustment.

        In addition, subject to certain provisions, at any time after January 16, 2010, the Company, upon the request of any holder of shares of Series C Preferred Stock, is required to redeem the requested number of shares at the Redemption Price. The Redemption Price for each share shall be a cash payment equal to the fair market value, which is defined as the price that would be paid for a share of Series C Preferred Stock in an arm's-length sale to a third party, without taking into account any minority discount, of a share of Series C Preferred Stock. In no event shall the Company redeem any shares of Series C Preferred Stock unless there are no shares of Series D Preferred Stock outstanding.

        The holders of the Series C Preferred Stock shall be entitled to receive, on a non-cumulative basis, dividends if, as and when paid to holders of the Common Stock. The dividend payable on each share of the Series C Preferred Stock shall be determined on an as-converted basis. In addition, the holders are entitled to receive the liquidation preference of $5.40 per share, plus any declared but unpaid dividends on the Series C Preferred Stock.

Series D Redeemable Convertible Preferred Stock

        During the period from August 2004 through October 2004, the Company issued 8,729 shares of Series D Preferred Stock at $12.03 per share for a total of $102,722, net of expenses.

        Upon issuance and subject to certain provisions each holder of Series D Preferred Stock shall be entitled, at any time, to convert each share of Series D Preferred Stock into non-assessable shares of Common Stock computed by multiplying the number of shares of preferred stock to be converted by $12.03, subject to adjustment, and dividing the result by $4.20, subject to adjustment.

        In addition, subject to certain provisions, at any time after January 16, 2010, the Company, upon the request of any holder of shares of Series D Preferred Stock, is required to redeem the requested number of shares at the Redemption Price. The Redemption Price for each share shall be a cash payment equal to the fair market value, which is defined as the price that would be paid for a share of Series D Preferred Stock in an arm's-length sale to a third party, without taking into account any minority discount, of a share of Series D Preferred Stock. In no event shall the Company redeem any shares of Series D Preferred Stock unless there are no shares of Series E Preferred Stock outstanding.

        The holders of the Series D Preferred Stock shall be entitled to receive, on a non-cumulative basis, dividends if, as and when paid to holders of the Common Stock. The dividend payable on each share of the Series D Preferred Stock shall be determined on an as-converted basis. In addition, the holders are entitled to receive the liquidation preference of $12.99 per share, plus any declared but unpaid dividends on the Series D Preferred Stock.

Series E Redeemable Convertible Preferred Stock

        During the period from April 2005 through September 2005, the Company issued 9,429 shares of Series E Preferred Stock at $21.20 per share for a total of $195,736, net of expenses.

        Upon issuance and subject to certain provisions each holder of Series E Preferred Stock shall be entitled, at any time, to convert each share of Series E Preferred Stock into non-assessable shares of Common Stock computed by multiplying the number of shares of preferred stock to be converted by $21.20, subject to adjustment, and dividing the result by $7.42, subject to adjustment.

        In addition, subject to certain provisions, at any time after January 16, 2010, the Company, upon the request of any holder of shares of Series E Preferred Stock, is required to redeem the requested number of shares at the Redemption Price. The Redemption Price for each share shall be a cash payment equal to the fair market value, which is defined as the price that would be paid for a share of Series E Preferred Stock in an arm's-length sale to a third party, without taking into account any minority discount, of a share of Series E Preferred Stock.

        The holders of the Series E Preferred Stock shall be entitled to receive, on a non-cumulative basis, dividends if, as and when paid to holders of the Common Stock. The dividend payable on each share of the Series E Preferred Stock shall be determined on an as-converted basis. In addition, the holders are entitled to receive the liquidation preference of $22.90 per share, plus any declared but unpaid dividends on the Series E Preferred Stock.

        For Series E Preferred Stock issued subsequent to July 15, 2005, which represented approximately 1% of the Series E Preferred Stock issued, the Company believes that holders of approximately 125 shares, or approximately 358 on an as-if converted basis, received a beneficial conversion feature as the fair market value of the Company's common stock increased during the Series E issuance period. As such, under Emerging Issues Task Force Consensus No. 98-05, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", the Company has recorded the intrinsic value of the beneficial conversion feature on an as-if converted basis as a charge to retained earnings with the offset to additional paid-in capital in its consolidated balance sheet in the amount of $605 in 2005.

Note 8.    Employee Benefit Plans

  2001 Stock Incentive Plan

        In February 2001 the Company adopted the 2001 Stock Incentive Plan, which is an amendment and restatement of the 2000 Stock Incentive Plan of MIN-X.COM, INC. The plan provides for the granting of options or restricted stock awards to officers, directors and employees of the Company. The objectives of the plan include attracting and retaining personnel, providing for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire stock. The Company accounts for stock options pursuant to APB No. 25 and accordingly, no compensation expense is recognized when the exercise price is equivalent to the fair market value of the stock at the date of grant. During 2004, the Company increased the number of shares authorized for issuance pursuant to options or restricted stock awards from 4,286 to 7,503 shares under the plan, as amended. During 2005, the number of shares authorized for issuance pursuant to options or restricted stock awards was increased from 7,503 to 28,286. At December 31, 2005, 3,166 shares were subject to exercisable options or restricted stock awards under the 2001 Stock Option Plan. In management's opinion, all stock options were granted with an exercise price at or above the fair market value of the Company's common stock at the date of grant with the exception of a grant in 2005 for 125 shares. This grant resulted in deferred compensation of $182 which is being amortized over the vesting period. Amortization of $15 was recorded through December 31, 2005. Subsequent to December 31, 2005, the granting of stock options will be accounted for under FAS 123(R). Stock options generally vest over a four-year period and expire ten years after the grant date.

        Stock option activity was as follows:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price
Balance at December 31, 2002	1,321	$0.70 – $35.00	$1.32
Granted	777	$0.70 – $1.40	$1.37
Exercised	(2)
Canceled	(205)

Balance at December 31, 2003	1,891	$0.70 – $35.00	$1.34
Granted	4,282	$1.76 – $4.20	$2.07
Exercised	(10)
Canceled	(276)

Balance at December 31, 2004	5,887	$0.70 – $35.00	$1.85
Granted	8,331	$7.42 – $14.22	$8.74
Exercised	(37)
Canceled	(809)

Balance at December 31, 2005	13,372	$0.70 – $35.00	$5.88

        At December 31, 2005, 14,864 options were available for future grant under the plan.

        Following is a summary of the status of stock options outstanding at December 31, 2005:

	Outstanding Options			Exercisable Options
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 0.00 – $3.50	5,111	7.9	$1.51	2,358	$1.29
$ 3.50 – $7.00	388	8.5	$4.28	108	$4.54
$ 7.00 – $10.50	7,427	9.5	$8.48	681	$8.34
$10.50 – $14.00	413	9.8	$12.82	6	$12.43
$14.00 – $17.50	18	10.0	$14.22
$17.50 – $21.00	1	5.4	$21.00	1	$21.00
$21.00 – $24.50
$24.50 – $28.00	1	5.5	$28.00	1	$28.00
$28.00 – $31.50
$31.50 – $35.00	13	6.0	$35.00	11	$35.00

	13,372	8.8	$5.88	3,166	$3.05

        Information on employee stock options granted during 2005 is summarized as follows:

Date of Issuance	Options Granted	Exercise Price	Fair Market Value of Common Stock	Estimated Intrinsic Value per Share
Year ended 2005:
April 1 through April 30	2,154	$7.42	$7.42
May 1 through May 31	195	$7.42	$7.42
June 1 through June 30	176	$7.42	$7.42
July 1 through July 15	123	$7.42	$7.42
July 16 through July 31	171	$8.82	$8.82
August 1 through August 15	4,314	$8.82	$8.82
August 16 through August 31	124	$10.28	$10.28
August 30, 2005	125	$8.82	$10.28	$1.46
September 1 through September 15	416	$10.28	$10.28
September 16 through September 30	18	$11.73	$11.73
October 1 through October 15	65	$11.73	$11.73
October 16 through October 31	53	$12.49	$12.49
November 1 through November 15	111	$12.49	$12.49
November 16 through November 30	26	$13.22	$13.22
December 1 through December 15	237	$13.22	$13.22
December 16 through December 31	23	$14.22	$14.22

Total	8,331

        Historically, the Company has determined the fair market value of its common stock based upon the implied valuations suggested by arm's-length transactions in its common stock and various series of its convertible preferred stock and convertible notes. As such, the Company determined that the value of its common stock was $7.42 per share at the time of all option grants in 2005 until July 15, 2005, based upon the value suggested by the price of the Series E Preferred Stock sold in arm's-length transactions in April 2005 through June 2005.

        As the Company contemplated an initial public offering of common stock in mid-2005, it revised its determination of the fair market value of its common stock to include the consideration of a number of factors, including discounted cash flow analysis of its financial results and other metrics such as revenue multiples, EBITDA multiples and subscriber line multiples. Because the discounted cash flow analysis took into account all elements of the Company's financial performance, the Company selected the midpoint of the discounted cash flow analysis as the basis for determining the Company's initial public offering price target. Based upon available information, the Company determined that the fair market value of its common stock between the filing of the initial registration statement and the completion of the initial public offering would initially be equal to 80% of the initial public offering price target, and would increase each month based upon growth of the business, up to a maximum value of 95% of the initial public offering price target. This methodology was modified slightly in December 2005 to adjust the common stock price to the then-effective conversion price of the Notes of $14.22, as the Notes were sold in arm's-length transactions. The Company believes that this approach provides for an appropriate option pricing model leading up to the initial public offering as it factors in the growth of the business as the initial public offering approaches, but also recognizes that there should be some level of discount given that there is some element of risk associated with the timing of an initial public offering.

Retirement Plan

        In March 2001, the Company established a 401(k) Retirement Plan (the "Retirement Plan") available to employees who meet the plan's eligibility requirements. Participants may elect to contribute a percentage of their compensation to the Retirement Plan up to a statutory limit. The Company may make a contribution to the Retirement Plan in the form of a matching contribution. The employer matching contribution was 100% of each employee's contributions in each year, not to exceed $5 in 2003 and $6 in 2004 and 2005. The Company's expense related to the Retirement Plan was $133, $270 and $709 in 2003, 2004 and 2005, respectively.

Note 9.    Related Party Transactions

Notes Payable

        On April 17, 2002, the Company's principal stockholder and Chairman loaned the Company $2,000, which included a warrant to purchase 514 shares of Common Stock at an exercise price of $0.70 per share. The loan was due on April 17, 2003 with interest at 8% per annum. During July 2002, the loan was converted into Series A Preferred Stock.

        On January 28, 2003, the Company's principal stockholder and Chairman loaned the Company $5,000, which included a five-year warrant to purchase $900 value of Series A-2 Preferred Stock at the strike price equal to the stock price paid by Series B Preferred Stock investors. The loan was due July 28, 2003 with interest at 8% per annum. During September 2003, the loan was converted into Series A-2 Preferred Stock.

        On March 31, 2003, the Company's principal stockholder and Chairman loaned the Company $5,000, which included a five-year warrant to purchase $900 value of Series A-2 Preferred Stock at the strike price equal to the stock price paid by Series B Preferred Stock investors. The loan was due September 2003 with interest at 8% per annum. During September 2003, the loan was converted into Series A-2 Preferred Stock.

        On May 30, 2003, the Company's principal stockholder and Chairman loaned the Company $5,000, which included a five-year warrant to purchase $900 value of Series A-2 Preferred Stock at the strike price equal to the stock price paid by Series B Preferred Stock investors. The loan was due September 2003 with interest at 8% per annum. During September 2003, the loan was converted into Series A-2 Preferred Stock.

        On July 31, 2003, the Company's principal stockholder and Chairman loaned the Company $5,000, which included a five-year warrant to purchase $900 value of Series A-2 Preferred Stock at the strike price equal to the stock price paid by Series B Preferred Stock investors. The loan was due September 2003 with interest at 8% per annum. During September 2003, the loan was converted into Series A-2 Preferred Stock.

Due from Related Parties

        Included in due from related parties is interest earned on the outstanding principal balance of the Company's stock subscription receivable arising from the issuance of common stock and preferred stock to certain executives and officers of the Company.

Note 10.    Commitments and Contingencies

Capital Leases

        Assets financed under capital lease agreements are included in property and equipment in the consolidated balance sheet and related depreciation and amortization expense is included in the consolidated statements of operations.

        On March 24, 2005, the Company entered into a new office lease for its new headquarters in Holmdel, New Jersey. The Company took possession of a portion of the office space at the inception of the lease, another portion on August 1, 2005 and will take over the remainder of the office space in early 2006. The overall lease term is twelve (12) years and five (5) months. In connection with the lease, the Company has a letter of credit which requires $7,000 of cash as collateral, which is classified as restricted cash. The gross amount of the building recorded under capital leases totaled $22,232 as of December 31, 2005 and accumulated depreciation was approximately $142 as of December 31, 2005.

        On November 5, 2005, the Company entered into a new lease for office equipment for a lease term of two (2) years. The gross amount of the equipment recorded under this lease was $371 and accumulated depreciation was $15 at December 31, 2005.

Operating Leases

        The Company has entered into various non-cancelable operating lease agreements for certain of its existing office and telecommunications co-location space in the U.S. and for international subsidiaries with original lease periods expiring between 2005 and 2009. The Company is committed to pay a portion of the buildings' operating expenses as determined under the agreements.

        At December 31, 2004 and 2005, future payments under capital leases and minimum payments under non-cancelable operating leases are as follows over each of the next five years and thereafter:

	December 31, 2004		December 31, 2005
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2006	$5	$1,948	$3,491	$1,146
2007	—	568	3,540	547
2008	—	148	3,425	464
2009	—	97	3,492	320
2010	—	97	3,561	200
Thereafter	—	—	25,597	—

Total minimum payments required	5	$2,858	43,106	$2,677

Less amounts representing interest	—		(20,675)

Minimum future payments of principal	5		22,431
Current portion	5		773

Long-term portion	$—		$21,658

        The future payments for the additional space expected to be taken in early 2006 under this lease for the next five years and thereafter are as follows:

2006	$334
2007	480
2008	489
2009	499
2010	509
Thereafter	3,657

Total minimum payments required	5,968
Less amounts representing interest	(3,316)

Minimum future payments of principal	$2,652

        Rent expense was $533, $1,282 and $1,698 for 2003, 2004 and 2005, respectively.

Stand-by Letters of Credit

        The Company had stand-by letters of credit totaling $83 and $7,210, as of December 31, 2004 and 2005, respectively.

End-User Commitments

        The Company is obligated to provide telephone services to its registered end-users. The costs related to the potential utilization of minutes sold are expensed as incurred. The Company's obligation to provide this service is dependent on the proper functioning of systems controlled by third-party service providers. The Company does not have a contractual service relationship with some of these providers.

Vendor Commitments

        In connection with the Company's relocation of its headquarters to Holmdel, New Jersey, the Company has committed approximately $11,000 for the remaining renovation of the facility. The landlord will reimburse $1,094 of these expenditures.

        The Company has historically entered into various agreements with retailers for newspaper insert advertisements, product placement and other marketing-related initiatives. The Company is in the process of negotiating additional 2006 commitments.

        The Company had an oral agreement in place with its advertising agency for 2005 which requires a payment of $500 per month. After December 31, 2005, this arrangement shall continue indefinitely in full force and effect unless terminated by either party upon at least ninety (90) days' prior written notice to the other party.

        The Company has engaged several vendors to assist with local number portability, which allows customers to keep their existing phone number when switching to the Company's service. The Company has committed to pay these vendors a minimum of $4,560 in 2006, $3,220 in 2007, $2,220 in 2008 and $2,220 in 2009.

        The Company has engaged several vendors to assist with provision of E-911 services. The Company has committed to pay these vendors up to $9,930 in 2006, $10,080 in 2007 and $10,660 in 2008.

        The Company has engaged a vendor to assist with inbound sales inquiries. The Company has committed to pay this vendor $13,183 in 2006 and $3,296 in 2007, subject to adjustments. After April 9, 2007, this arrangement shall continue in full force and effect unless terminated by either party upon at least ninety (90) days' prior written notice to the other party.

        The Company is committed to purchasing a minimum number of communication devices to maintain its current pricing structure. If the Company fails to meet certain criteria the purchase price of these devices will be increased. Historically, the Company has met these criteria to maintain the current pricing structure.

        The Company is committed to purchasing hosting and transport services from one of its vendors with a minimum purchase commitment of $150 per month through August 12, 2006. The Company is in the process of renegotiating this contract.

Litigation

        On October 10, 2003, the Company terminated its contract with its former voicemail vendor. Under the terms of the contract, the Company can terminate for any reason. On November 7, 2003, the former voicemail vendor filed a petition to compel mediation against the Company in the U.S. District Court for the District of Massachusetts. The petition sought to compel the Company to mediate a contractual dispute between the parties relating to the contract. Following unsuccessful mediation efforts, in April 2004, the former voicemail vendor commenced an action against the Company in the Superior Court of Suffolk County, Massachusetts (2004 Civil 01585) arising out of the Company's termination of a contract between the parties. The former voicemail vendor has asserted claims for breach of contract, copyright infringement, and related theories. The Company has filed an answer and a counterclaim, and discovery in this matter began in September 2004 and was substantially completed on May 31, 2005. On December 1, 2005, the former voicemail vendor served the Company with a Motion for Summary Judgment, and on December 2, 2005, the Company served the former voicemail vendor with a motion for Summary Judgment on the former voicemail vendor's copyright and Unfair Trade Practices claims. The former voicemail vendor subsequently dismissed its copyright claim. Oppositions to the Motions for Summary Judgment were served on January 23, 2006, and Replies were submitted on February 8, 2006. Oral argument on the Motions took place on February 16, 2006. The Company has engaged in settlement discussions in this matter. The Company has recorded a reserve to cover the potential exposure relating to this litigation, which reserve was not material to the financial statements.

        The Company has been invoiced for the sum of $4,000 from the individual who assisted in the placement of the Series B and Series C Preferred Stock. In addition, on October 18, 2005, this individual commenced a suit against the Company seeking damages of approximately $14,240. By letter dated January 11, 2006, the individual informed the Company of his belief that he is entitled to an additional $12,500 million, which makes his total claim $26,750, as a result of an additional securities placement by the Company at the end of 2005. The individual claims this amount as due with respect to the Company's sale of Series D Convertible Preferred Stock, Series E Convertible Preferred Stock and Senior Unsecured Convertible Notes, under the terms governing this individual's services in connection with placement of Series B and Series C Convertible Preferred Stock. His complaint further seeks a declaratory judgment that he is entitled to be paid additional fees in connection with any future private placements of the Company's securities. Although this individual did not perform any services in connection with the Company's Series D, Series E or convertible note offerings, the individual claims the amounts are due under the terms of his engagement letter. In addition, the party to the engagement letter covering these services was not the individual but a different securities firm. The engagement letter recites that the individual was "associated" with the securities firm and was a registered representative of that firm. The Company believes that the claim asserted by this individual does not belong to him. The Company filed an answer denying the allegations in the individual's complaint on December 7, 2005 and filed its First Amended Answer and Counterclaims and Third-Party Complaint against the securities firm on February 17, 2006. The Company's legal counsel and the individual were discussing the possibility of settlement of the claim prior to the suit being filed but could not reach agreement due to the refusal of the "associated" securities firm to release the Company from any and all claims related to this matter. Based upon prior settlement discussions, the Company has recorded a reserve to cover the potential exposure relating to this litigation, which reserve was not material to the financial statements. The amount was recorded as an offset against the Series D Preferred Stock as these fees relate to the placement of those securities.

        The Attorneys General of several states have initiated investigations and, in two states, have commenced litigation concerning our marketing disclosures and advertising, including alleging that the

Company has engaged in deceptive trade practices by failing to adequately notify customers of certain limitations in the Company's 911 service. The Company has entered into settlement negotiations with certain of these states and in response to these complaints the Company has made its Terms of Service more user-friendly, made 911 information more prominent and accessible on the website, added 911 disclosures and made 911 activation mandatory for all new customers. The accompanying financial statements do not contain adjustments for this litigation as management believes it is not probable that the states would prevail in the suit and the amount, if any, the states would be entitled to is not reasonably estimable.

        On May 11, 2005, the Division of Marketing Practices of the Federal Trade Commission (the "FTC") issued an informal request for the production of documents to the Company, seeking advertising and other materials related to: (1) the Company's provision of "unlimited" calling plans and its policies regarding the monitoring of customers on such plans to determine whether their service usage is consistent with residential or business patterns; and (2) the Company's 911 dialing service. The Company produced most of the requested documents on June 10, 2005. The Company supplemented its response on July 15, 2005 in response to questions raised by FTC staff attorneys. On August 31, 2005, the FTC issued a Civil Investigative Demand which requested additional information which the Company expects to provide by the end of February. No formal action has been filed against the Company at this time. The Company is unable at this time to predict whether a formal action will be filed against the Company, to assess the likelihood of a favorable or unfavorable outcome in that event, or to estimate the amount of liability in the event of an unfavorable outcome. As such no amounts have been recorded in the accompanying financial statements.

        On April 15, 2005 the Company received a letter from an attorney in Florida on behalf of a family who claimed that they were unable to reach a 911 operator in connection with the death of their child. A complaint, summons and related discovery requests, filed in the United States District Court for the Middle District of Florida, were served on the Company on June 20, 2005. The claims were for the child's alleged wrongful death as well as for allegedly fraudulent misrepresentations, negligent misrepresentations, information negligently supplied for the guidance of others and intentional infliction of emotional distress. The Company has reached a settlement with the plaintiffs within the estimated reserve recorded.

        The Company is subject to various patent infringement proceedings and claims. The Company believes that the ultimate resolution of these matters will not have a material adverse effect upon the Company's consolidated financial statements.

        The Company is subject to various legal proceedings and claims arising in the ordinary course of business, which are related to industry-wide legal issues. The Company believes that the ultimate resolution of these matters will not have a material adverse effect upon the Company's consolidated financial statements.

Regulation

        Telephony services are subject to a broad spectrum of state and federal regulations. Because of the uncertainty over whether VoIP should be treated as a telecommunications or information service, the Company has been involved in a substantial amount of state and federal regulatory activity. However, implementation and interpretation of the existing laws and regulations is ongoing and is subject to litigation by various federal and state agencies and courts. Due to the nature of the technology in use, there is no guarantee that regulation or new interpretations of existing regulations will not emerge at any time.

        On June 3, 2005, the Federal Communications Commission ("FCC") released its VoIP E-911 order (the "Order"). Pursuant to the Order, the Company was required (i) to notify its customers of the differences between the emergency services available through the Company and those available through traditional telephony providers and to receive affirmative acknowledgment from all of its customers that they understand the nature of the emergency services available through our service and (ii) to provide E-911 services to 100% of its subscribers by November 28, 2005. The Company has received affirmative acknowledgment from substantially all of its customers that they understand its emergency services and therefore it is substantially in compliance with the first aspect of the Order. It has also taken steps to comply with the enhanced emergency services rules, but was unable to comply with all of the requirements of the Order by the November 28, 2005 deadline. Consequently, the Company is not currently in full compliance and does not expect to be in full compliance in the short term unless it is granted a waiver of the requirements by the FCC. On November 28, 2005, the Company filed a petition for extension of time and limited waiver of certain of the enhanced emergency service requirements. To the extent the waiver is necessary and not granted, the Company would be at risk of an enforcement action including fines, penalties and/or an order to cease and desist selling and marketing the Company's services in certain areas where E-911 service is unavailable.

State and Municipal Taxes

        Currently, the Company does not collect or remit state or municipal taxes (such as sales and use, excise and ad valorem taxes), fees or surcharges ("Taxes") on the charges to the Company's customers for its services, except that the Company collects and remits New Jersey sales tax. The Company has received inquiries or demands from a number of state and municipal taxing and 911 agencies seeking payment of Taxes that are applied to or collected from the customers of providers of traditional public switched telephone network services. The Company has consistently maintained that these Taxes do not apply to its service for a variety of reasons depending on the statute or rule that establishes such obligations. However, as of December 31, 2005, the Company was in the process of discussing the applicability of sales and other taxes with numerous states and may proactively enter into discussions with additional states as conditions warrant. In addition, a few states address how VoIP providers should contribute to support public safety agencies, and in those states the Company will begin to remit fees to appropriate state agencies. The Company has also contacted authorities in each of the other states to discuss how it can financially contribute to the 911 system. The Company does not know how all these discussions will be resolved, but there is a possibility that it will be required to pay or collect and remit some or all of these Taxes in the future. Additionally, some of these Taxes could apply to the Company retroactively. As such, the Company has recorded a reserve of $960 for the year ended December 31, 2004 and an additional $8,940 for the year ended December 31, 2005 as its best estimate of the potential tax exposure should there be any retroactive assessments. The potential tax exposure could be greater than the Company's reserves.

Employment Agreements

  Chief Executive Officer

        Effective June 1, 2004, the Company entered into an employment agreement with the Company's principal stockholder providing for employment as the Company's President and Chief Executive Officer ("CEO") and as Chairman of the Company's Board of Directors for an initial term of three years. The term will automatically renew for additional one-year periods, unless either party gives notice at least 60 days prior to the end of the then-current term. Under the employment agreement, the CEO is entitled to receive an annual base salary, subject to review by the Company's Compensation Committee. The CEO also is eligible to receive an annual discretionary performance-based bonus in accordance with the Company's annual bonus program for senior executives, with a minimum annual bonus of 37.5% and a target annual bonus equal to 100% of the CEO's annual base salary, with a minimum bonus of 75% of annual base salary for 2004. Under this agreement, the Company also will provide the CEO with, and pay the cost of premium payments on, a term life insurance policy that provides for a death benefit of at least $1,500. The agreement also provides that, with respect to reasonable business-related airline expenses, the CEO will be eligible for air travel reimbursement based on the cost of a first-class ticket on a commercial airline to and from the applicable business destinations and that any additional business-related airline expenses incurred, directly or indirectly, by the CEO with respect to other employees shall be paid in accordance with the Company's travel policy.

        During the term of this employment agreement, if the Company terminates the CEO's employment without cause or due to the CEO becoming disabled or he resigns with good reason and, in each case, the CEO provides the Company with a general release of claims, the CEO will be entitled to an amount equal to three times the sum of the CEO's annual base salary in effect on the termination date and three times the annual bonus for the prior year, and the cost of group health continuation coverage for a period of 18 months. If the CEO's employment is terminated by reason of death, the CEO's estate will be entitled to the cost of group health continuation coverage for a period of 18 months. In the event of a termination of the CEO's employment without cause or due to the CEO becoming disabled or for good reason or by reason of death, or in the event of a change in control, the CEO's outstanding stock options and other long-term incentive awards will vest in full.

        Under the terms of the CEO's employment agreement, the CEO has agreed not to disclose any confidential information concerning the Company's business. In addition, the CEO has agreed not to solicit or to interfere with the Company's relationship with any of its employees, officers or representatives or to solicit any of its customers, clients, suppliers, licensees or other business relations until nine months following termination of his employment. Furthermore, the CEO has also entered into a noncompetition agreement pursuant to which the CEO has agreed not to engage in, become interested in, enter into employment with or provide services to any business (or any person, firm or corporation engaged in any business) that directly competes with the Company's business until nine month following termination of the CEO's employment.

        The Company negotiated a new agreement with the CEO on February 8, 2006 (See Note 14).

Chief Financial Officer

        Effective August 1, 2005, the Company entered into an employment agreement with the Chief Financial Officer ("CFO") providing for employment as the Company's CFO for an initial term of two years. The term will automatically renew for additional one-year periods, unless either party gives notice at least 90 days prior to the end of the then-current term. In the event of a change in control, the term will also be automatically extended until the first anniversary of the change of control. Under this employment agreement, the CFO is entitled to receive an annual base salary, subject to review by the Compensation Committee and the Company's Chief Executive Officer. The CFO also is eligible to receive an annual discretionary performance-based bonus in accordance with the Company's annual bonus program for senior executives.

        During the term of the CFO's employment agreement, if the Company terminates the CFO's employment without cause or he resigns with good reason and, in each case, the CFO provides the Company with a general release of claims, the CFO will be entitled to a prorated annual bonus for the year of termination and an amount equal to his base salary for the longer of one year or the remainder of the term. If the CFO's employment is terminated by reason of death or disability, the CFO will be entitled to a prorated annual bonus for the year of termination and an amount equal to the CFO's base salary for one year (reduced by the net amount of any disability benefits received by the CFO under the Company's group disability policy). In the event of a termination of the CFO's employment without cause or for good reason, in each case, on or after a change in control, the CFO's outstanding stock options will vest in full.

        Under the terms of the CFO's employment agreement, he has agreed not to disclose any confidential information concerning the Company's business. In addition, the CFO has agreed not to solicit or to interfere with the Company's relationship with any of its employees, officers or representatives or to solicit any of the Company's customers, clients, suppliers, licensees or other business relations until 12 months following termination of the CFO's employment. Furthermore, the CFO has entered into the Company's form noncompetition agreement pursuant to which the CFO has agreed not to engage in, become interested in, enter into employment with or provide services to any business (or any person, firm or corporation engaged in any business) that directly competes with the Company's business until 12 months following termination of the CFO's employment.

  Chief Technology Officer

        Effective August 1, 2005, the Company entered into an employment agreement with the Chief Technology Officer ("CTO") providing for employment as the Company's CTO for an initial term of two years. The term will automatically renew for additional one-year periods, unless either party gives notice at least 90 days prior to the end of the then-current term. Under this employment agreement, the CTO is entitled to receive an annual base salary, subject to review by the Compensation Committee and the Chief Executive Officer. The CTO is also eligible to receive an annual discretionary performance-based bonus in accordance with the Company's annual bonus program for senior executives.

        During the term of the CTO's employment agreement, if the Company terminates the CTO's employment without cause or he resigns with good reason and, in each case, the CTO provides the

Company with a general release of claims, the CTO will be entitled to a prorated annual bonus for the year of termination and an amount equal to his base salary for the longer of one year or the remainder of the term. If the CTO's employment is terminated by reason of death or disability, the CTO will be entitled to a prorated annual bonus for the year of termination and an amount equal to the CTO's base salary for one year (reduced by the net amount of any disability benefits received by the CTO under the Company's group disability policy).

        Under the terms of the CTO's employment agreement, he has agreed not to disclose any confidential information concerning the Company's business. In addition, the CTO has agreed not to solicit or to interfere with the Company's relationship with any of its employees, officers or representatives or to solicit any of the Company's customers, clients, suppliers, licensees or other business relations until 12 months following termination of the CTO's employment. Furthermore, the CTO has entered into the Company's form noncompetition agreement pursuant to which the CTO has agreed not to engage in, become interested in, enter into employment with or provide services to any business (or any person, firm or corporation engaged in any business) that directly competes with the Company's business until 12 months following termination of the CTO's employment.

  Chief Legal Officer

        Effective August 8, 2005, the Company entered into an employment agreement with the Chief Legal Officer ("CLO") providing for employment as the Company's CLO for an initial term of two years. The term will automatically renew for additional one-year periods, unless either party gives notice at least 90 days prior to the end of the then-current term. In the event of a change in control, the term will also be automatically extended until the first anniversary of the change of control. Under the CLO's employment agreement, the CLO is entitled to receive an annual base salary, subject to review by the Company's Compensation Committee and the Company's Chief Executive Officer. The CLO also is eligible to receive an annual discretionary performance-based bonus in accordance with the Company's annual bonus program for senior executives, with a minimum bonus of $100 payable for 2005.

        During the term of the CLO's employment agreement, if the Company terminates the CLO's employment without cause or the CLO resigns with good reason and, in each case, the CLO provides the Company with a general release of claims, the CLO will be entitled to a prorated annual bonus for the year of termination and an amount equal to the CLO's base salary for the longer of one year or the remainder of the term. If the CLO's employment is terminated by reason of death or disability, the CLO will be entitled to a prorated annual bonus for the year of termination and an amount equal to the CLO's base salary for one year (reduced by the net amount of any disability benefits received by the CLO under the Company's group disability policy). In the event of a termination of the CLO's employment without cause or for good reason, in each case, on or after a change in control, the CLO's outstanding stock options will vest in full.

        Under the terms of the CLO's employment agreement, the CLO has agreed not to disclose any confidential information concerning the Company's business. In addition, the CLO has agreed not to solicit or to interfere with the Company's relationship with any of its employees, officers or representatives or to interfere with the Company's relationship with any of its customers, clients, suppliers, licensees or other business relations until 12 months following termination of the CLO's employment. Furthermore, the CLO has entered into the Company's form noncompetition agreement pursuant to which the CLO has agreed not to engage in, become interested in, enter into employment with or provide services to any business (or any person, firm or corporation engaged in any business) that directly competes with the Company's business until 12 months following termination of the CLO's employment.

Note 11.    Geographic Information

        The Company's chief operating decision-makers review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues and marketing expenses by geographic region for purposes of allocating resources and evaluating financial performance. Accordingly, the Company considers itself to be in a single reporting segment and operating unit structure.

        Information about the Company's operations by geographic location is as follows:

	For the Years Ended December 31,
	2003	2004	2005
Revenue:
United States	$18,722	$78,709	$260,613
Canada	—	999	7,601
United Kingdom	—	—	982

	$18,722	$79,708	$269,196

	December 31,
	2004	2005
Long-lived assets:
United States	$16,123	$102,226
Canada	167	1,357
United Kingdom	—	55

	$16,290	$103,638

Note 12.    Quarterly Financial Information (Unaudited)

        The following table sets forth the reviewed consolidated quarterly financial information for 2004 and 2005:

	For the Quarter Ended
	March 31,	June 30,	September 30,	December 31,	Total
Year Ended 2004
Revenue	$11,472	$16,074	$22,845	$29,317	$79,708
Net loss	(10,542)	(16,073)	(16,129)	(27,177)	(69,921)
Net loss attributable to common shareholders	(10,542)	(16,073)	(16,129)	(27,177)	(69,921)
Net loss per common share:
Basic and diluted	$(7.78)	$(11.84)	$(11.87)	$(19.88)
Year Ended 2005
Revenue	$40,710	$59,435	$73,871	$95,180	$269,196
Net loss	(60,002)	(63,623)	(65,995)	(71,714)	(261,334)
Net loss attributable to common shareholders	(60,002)	(63,623)	(65,995)	(72,319)	(261,939)
Net loss per common share:
Basic and diluted	$(43.83)	$(46.32)	$(47.79)	$(51.56)

Note 13.    Stock Split

        On May 18, 2006, the Company effected a 1-for-2.8 reverse stock split. All shares and per share data have been adjusted retroactively to reflect the stock split.

Note 14.    Subsequent Events (Unaudited)

Initial Public Offering

        On February 8, 2006, the Company filed an initial registration statement on Form S-1 with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 to offer shares of its common stock. Costs related to the Company's initial public offering in the amount of $1,895 are recorded in other assets in the December 31, 2005 consolidated balance sheet and upon a successful completion of the initial public offering will be charged against the proceeds of the offering.

New Chief Executive Officer

        Effective February 8, 2006, the Company entered into an agreement with the Company's new Chief Executive Officer ("CEO") providing for employment as CEO on February 27, 2006, for an initial term of two years. The term will automatically renew for additional one-year periods, unless either party gives notice at least 90 days prior to the end of the then-current term. In the event of a change in control, the term will also be automatically extended until the first anniversary of the change of control. The CEO will report to the Chairman and the Board and will have responsibility for the day-to-day management and operation of the Company's business, including the supervision of its finance, legal and human resource functions and the business activities of its principal operating units in the United States, United Kingdom and Canada. Under the employment agreement, the CEO is entitled to receive an annual base salary subject to review by the Company's compensation committee. The CEO also is eligible to receive an annual discretionary performance-based bonus in accordance with the Company's annual bonus program for senior executives.

VONAGE HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003, 2004, 2005
(In thousands, except per share amounts)

        On February 27, 2006, the CEO was granted a sign-on bonus in the form of options to acquire 893 shares of the Company's common stock at a price per share equal to the then fair market value of a share of the Company's common stock.

        During the term of the employment agreement, if the Company terminates the CEO's employment without cause or resigns with good reason and, in each case, the CEO provides the Company with a general release of claims, the CEO will be entitled to a prorated annual bonus for the year of termination and an amount equal to two times his base salary. If the CEO's employment is terminated by reason of death or disability, the CEO will be entitled to a prorated annual bonus for the year of termination and an amount equal to the CEO's base salary for one year (reduced by the net amount of any disability benefits received under the Company's group disability policy). In the event of a change in control, the CEO's outstanding stock options will vest in full.

        Under the terms of the CEO's employment agreement, the CEO has agreed not to disclose any confidential information concerning the Company's business. In addition, the CEO has agreed not to solicit or to interfere with the Company's relationship with any of its employees, officers or representatives or to interfere with the Company's relationship with any of its customers, clients, suppliers, licensees or other business relations until 12 months following termination of the CEO's employment. Furthermore, the CEO has entered into the Company's form noncompetition agreement pursuant to which the CEO has agreed not to engage in, become interested in, enter into employment with or provide services to any business (or any person, firm or corporation engaged in any business) that directly competes with the Company's business until 12 months following termination of the CEO's employment.

New Employment Agreement

        Effective February 8, 2006, the Company entered into a new employment agreement with the Company's principal stockholder providing for employment as the Company's Chairman of the Company's Board of Directors and Chief Strategist through December 31, 2008. The term will automatically renew for additional one-year periods, unless either party gives notice at least 90 days prior to the end of the then-current term. Under the employment agreement, the Chairman and Chief Strategist is entitled to receive an annual base salary, subject to review by the Company's Compensation Committee. The Chairman and Chief Strategist also is eligible to receive an annual discretionary performance-based bonus in accordance with the Company's annual bonus program for senior executives with a target annual bonus equal to 100% of the Chairman and Chief Strategist's annual base salary. Under this agreement, the Company also will provide the Chairman and Chief Strategist with, and pay the cost of premium payments on, a term life insurance policy that provides for a death benefit of at least $1,500. The agreement also provides that, with respect to reasonable business-related airline expenses, the Chairman and Chief Strategist will be eligible for air travel reimbursement based on the cost of a first-class ticket on a commercial airline to and from the applicable business destinations and that any additional business-related airline expenses incurred, directly or indirectly, by the Chairman and Chief Strategist with respect to other employees shall be paid in accordance with the Company's travel policy.

        During the term of this employment agreement, if the Company terminates the Chairman and Chief Strategist's employment without cause or due to the Chairman and Chief Strategist becoming disabled or he resigns with good reason and, in each case, the Chairman and Chief Strategist provides the Company with a general release of claims, the Chairman and Chief Strategist will be entitled to an amount equal to two times the sum of the Chairman and Chief Strategist's annual base salary in effect on the termination date, two times the annual bonus for the prior year, the pro rata portion of the Chairman and Chief Strategist's bonus in the year the termination occurs and the cost of group health continuation coverage for a period of 18 months. Also, upon termination, 100% of the Chairman and Chief Strategist's unvested stock incentive awards will vest and will be exercisable for a twelve-month period. If the Chairman and Chief Strategist's employment is terminated by reason of death or disability, the CEO's estate will be entitled to (i) an amount equal to the Chairman and Chief Strategist's prior year bonus plus the pro rata portion of the Chairman and Chief Strategist's bonus in the year of termination, (ii) twelve months of the Chairman and Chief Strategist's annual salary plus the pro rata portion of the Chairman and Chief Strategist's annual salary in the year of termination, (iii) the cost of group health continuation coverage for a period of 18 months after termination, and (iv) 100% of the Chairman and Chief Strategist's unvested stock incentive awards will vest and will be exercisable for a twelve-month period after termination.

        Under the terms of the Chairman and Chief Strategist's employment agreement, the Chairman and Chief Strategist has agreed not to disclose any confidential information concerning the Company's business. In addition, the Chairman and Chief Strategist has agreed not to solicit or to interfere with the Company's relationship with any of its employees, officers or representatives or to solicit any of its customers, clients, suppliers, licensees or other business relations until three years following termination of his employment. Furthermore, the Chairman and Chief Strategist has also entered into a noncompetition agreement pursuant to which the Chairman and Chief Strategist has agreed not to engage in, become interested in, enter into employment with or provide services to any business (or any person, firm or corporation engaged in any business) that directly competes with the Company's business until three years following termination of the Chairman and Chief Strategist's employment.

Vendor Commitments

        The Company has entered into an agreement to provide sponsorship for an auto racing team in the Indianapolis 500 race. The Company has committed to pay a minimum of $4,100 in 2006 and $1,000 in 2007 for this sponsorship. The amounts for 2007 and 2008 will increase dependent upon whether the Company decides to continue its sponsorship.

        The Company is committed to purchasing 1,030 communication devices, including telephones and routers, from several vendors and has agreed to pay $29,610 in 2006 and $27,500 in 2007.

        The Company has engaged several vendors to provide telemarketing services. The Company has committed to pay these vendors $2,784 in 2006.

        The Company has engaged a vendor to provide direct mail services and has committed to pay this vendor $1,393 in 2006.

Capital Lease

        On January 19, 2006, the Company took possession of the remaining space in its Holmdel, New Jersey facility (see Note 10).

Threatened Lawsuit

        The Company received a letter from three stockholders, threatening a lawsuit against the Company and its principal stockholder and Chairman. These stockholders purchased the Company's common stock in 2001. They allege that the Company's subsequent issuances of preferred stock illegally diluted their investments in the Company's common stock. The letter was accompanied by a proposed complaint and press release which the letter states would respectively be filed and issued if the three stockholders' claims are not settled. Although the Company believes all claims made by the stockholders against the Company are without merit and the Company intends vigorously to contest them if the stockholders do in fact commence legal action, it is not possible at this time to predict the outcome of any such litigation.

State and Municipal Taxes

        As a result of changes in certain states' statutes as part of a streamlined sales tax incentive and a sales tax agreement the Company has entered into with one other state, the Company will begin collecting and remitting sales taxes in these states effective May 1, 2006.

VONAGE HOLDINGS CORP.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	Sep 30, 2006	Dec 31, 2005
	(unaudited)
Assets
Assets
Current assets:
Cash and cash equivalents	$154,016	$132,549
Marketable securities	390,314	133,830
Accounts receivable, net of allowance of $401 and $210, respectively	14,589	7,435
Inventory, net of allowance of $1,036 and $732, respectively	17,662	15,687
Deferred customer acquisition costs, current	11,053	6,125
Prepaid expenses and other current assets	22,386	8,228

Total current assets	610,020	303,854
Property and equipment, net of accumulated depreciation	123,523	103,638
Deferred customer acquisition costs, non-current	31,938	19,899
Deferred financing costs, net	8,357	9,577
Restricted cash	9,355	7,453
Due from related parties	63	75
Intangible assets, net	5,035	—
Other assets	620	2,386

Total assets	$788,911	$446,882

Liabilities and Stockholders' Equity (Deficit)
Liabilities
Current liabilities:
Accounts payable	$57,329	$16,467
Accrued expenses	90,858	98,035
Deferred revenue, current portion	34,601	20,449
Current maturities of capital lease obligations	988	773

Total current liabilities	183,776	135,724
Convertible notes, net	253,420	247,958
Deferred revenue, net of current portion	35,230	21,600
Capital lease obligations, net of current maturities	23,501	21,658

Total liabilities	495,927	426,940

Commitments and Contingencies
Redeemable Preferred Stock
Series A Redeemable Convertible Preferred stock, par value $0.001 per share; authorized 8,000 shares, 8,000 shares issued and outstanding (liquidation preference $16,000)	—	15,968
Series A-2 Redeemable Convertible Preferred Stock, par value $0.001 per share; authorized 6,067 shares, 5,167 shares issued and outstanding (liquidation preference $20,667)	—	20,292
Series A-2 Redeemable Convertible Preferred Stock Warrant to purchase 900 shares	—	1,557
Series B Redeemable Convertible Preferred Stock, par value $0.001 per share; authorized 3,750 shares, 3,750 shares issued and outstanding (liquidation preference $16,200)	—	14,489
Series C Redeemable Convertible Preferred Stock, par value $0.001per share; authorized 8,000 shares, 8,000 shares issued and outstanding (liquidation preference $43,200)	—	38,090
Series D Redeemable Convertible Preferred Stock, par value $0.001per share; authorized 8,729 shares, 8,729 shares issued and outstanding (liquidation preference $113,389)	—	102,722
Series E Redeemable Convertible Preferred Stock, par value $0.001per share; authorized 9,435 shares, 9,429 shares issued and outstanding (liquidation preference $215,924)	—	195,736
Stock subscription receivable	—	(427)

Total redeemable preferred stock	—	388,427

Stockholders' Equity (Deficit)
Common stock, par value $0.001 per share; authorized 596,950 shares at September 30, 2006 and December 31, 2005; 156,214 and 1,642 shares issued at September 30, 2006 and December 31, 2005, respectively; 154,920 and 1,404 shares outstanding at September 30, 2006 and December 31, 2005, respectively	156	2
Additional paid-in capital	915,413	14,794
Stock subscription receivable	(6,183)	(37)
Accumulated deficit	(603,764)	(382,284)
Treasury stock, at cost, 1,294 shares and 238 shares, respectively	(12,342)	(619)
Deferred compensation	—	(167)
Accumulated other comprehensive loss	(296)	(174)

Total stockholders' equity (deficit)	292,984	(368,485)

Total liabilities, redeemable preferred stock and stockholders' equity (deficit)	$788,911	$446,882

The accompanying notes are an integral part of the consolidated financial statements.

VONAGE HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Operating Revenues:
Telephony services	$154,487	$71,158	$402,781	$167,280
Customer equipment and shipping	6,235	2,713	20,202	6,736

	160,722	73,871	422,983	174,016

Operating Expenses:
Direct cost of telephony services (excluding depreciation and amortization of $3,022, $2,025, $8,707 and $4,405, respectively)	40,272	24,514	116,802	54,341
Direct cost of goods sold	16,934	9,622	50,561	30,451
Selling, general and administrative	72,052	45,030	191,036	98,808
Marketing	91,316	58,906	269,768	176,279
Depreciation and amortization	5,946	3,150	16,645	7,026

	226,520	141,222	644,812	366,905

Loss from operations	(65,798)	(67,351)	(221,829)	(192,889)

Other Income (Expense):
Interest income	7,721	1,356	14,442	3,270
Interest expense	(3,999)	(1)	(13,977)	(1)
Other, net	(108)	1	(116)	—

	3,614	1,356	349	3,269

Loss before income taxes	(62,184)	(65,995)	(221,480)	(189,620)
Income taxes	—	—	—	—

Net loss	$(62,184)	$(65,995)	$(221,480)	$(189,620)

Net loss per common share:
Basic and diluted	$(0.40)	$(47.79)	$(2.99)	$(138.11)

Weighted-average common shares outstanding:
Basic and diluted	154,775	1,381	73,955	1,373

The accompanying notes are an integral part of the consolidated financial statements.

VONAGE HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2006	2005
Cash flows from operating activities:
Net loss	$(221,480)	$(189,620)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	16,412	7,026
Amortization of intangibles	233	—
Beneficial conversion on interest in kind on convertible notes	22	—
Accrued interest	3,295	(817)
Allowance for doubtful accounts	191	(150)
Allowance for obsolete inventory	827	42
Amortization of deferred financing costs	1,503	—
Loss on disposal of fixed assets	16	—
Share-based compensation	19,980	—
Other	(49)	(81)
Changes in operating assets and liabilities:
Accounts receivable	(7,328)	(2,508)
Inventory	(2,764)	(8,648)
Prepaid expenses and other current assets	(13,512)	(11,284)
Deferred customer acquisition costs	(16,908)	(10,801)
Due from related parties	25	7
Other assets	(129)	(107)
Accounts payable	40,732	21,601
Accrued expenses	(9,439)	44,348
Deferred revenue	27,681	19,837

Net cash used in operating activities	(160,692)	(131,155)

Cash flows from investing activities:
Capital expenditures	(33,598)	(37,180)
Purchase of intangible assets	(5,268)	—
Purchase of marketable securities	(559,507)	(177,085)
Maturities and sales of marketable securities	303,043	156,470
Increase in restricted cash	(1,870)	(7,119)

Net cash used in investing activities	(297,200)	(64,914)

Cash flows from financing activities:
Principal payments on capital lease obligations	(593)	(44)
Proceeds from notes issuance	2,047	—
Debt issuance costs	(283)	—
Proceeds from preferred stock issuance, net	—	195,819
Proceeds from subscription receivable, net	131	170
Proceeds from common stock issuance, net	493,497	—
Purchase of treasury stock	(11,723)	—
Payments for directed share program, net	(4,017)	—
Proceeds from exercise of stock options	290	49

Net cash provided by financing activities	479,349	195,994

Effect of exchange rate changes on cash	10	(23)

Net change in cash and cash equivalents	21,467	(98)
Cash and cash equivalents, beginning of period	132,549	43,029

Cash and cash equivalents, end of period	$154,016	$42,931

Supplemental disclosures of cash flow information:
Cash paid during the periods for:
Interest	$8,501	$1

The accompanying notes are an integral part of the consolidated financial statements.

VONAGE HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands)
(Unaudited)

	Common Stock	Additional Paid-in Capital	Stock Subscription Receivable	Deferred Compensation	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2005	$2	$14,794	$(37)	$(167)	$(382,284)	$(619)	$(174)	$(368,485)
Stock option exercises		290						290
Share-based compensation		19,980						19,980
Reverse unamortized deferred compensation		(167)		167				—
Beneficial conversion of interest in kind on convertible notes		214						214
Issuance of common stock, net	31	491,570						491,601
Issuance of common stock upon conversion of preferred stock	123	387,175						387,298
Conversion of preferred stock warrant to common stock warrant		1,557						1,557
Conversion of preferred stock subscription receivable to common stock subscription receivable			(411)					(411)
Directed share program transactions, net			(5,850)			(11,723)		(17,573)
Stock subscription receivable payments			115					115
Comprehensive loss:
Change in unrealized loss on available-for-sale investments							(29)	(29)
Foreign currency translation adjustment							(93)	(93)
Net loss					(221,480)			(221,480)

Total comprehensive loss	—	—	—	—	(221,480)	—	(122)	(221,602)

Balance at September 30, 2006	$156	$915,413	$(6,183)	$—	$(603,764)	$(12,342)	$(296)	$292,984

The accompanying notes are an integral part of the consolidated financial statements.

 VONAGE HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts) (Unaudited)

Note 1. Basis of Presentation and Significant Accounting Policies

Nature of Operations

        Vonage Holdings Corp. ("Vonage", "We, "Our", "Us") is incorporated as a Delaware corporation. The original Certificate of Incorporation was filed in May 2000 as MIN-X.COM, INC., our original name, which was changed in February 2001 to Vonage Holdings Corp. We are a provider of broadband Voice over Internet Protocol ("VoIP") services to residential and small and home office customers. We launched service in the United States in October 2002, in Canada in November 2004 and in the United Kingdom in May 2005.

        We have incurred significant operating losses since inception. As a result, we have generated negative cash flows from operations, and have an accumulated deficit at September 30, 2006. Our primary source of funds to date has been the issuance of equity and debt securities, including net proceeds from our initial public offering ("IPO") consummated in May 2006.

Unaudited Interim Financial Information

        The accompanying unaudited interim consolidated financial statements and information have been prepared in accordance with accounting principles generally accepted in the United States and in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, these financial statements contain all normal and recurring adjustments considered necessary to present fairly the financial position, results of operations, cash flows and statement of stockholders' equity (deficit) for the periods presented. The results for the three and nine month periods ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year.

        These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our Registration Statement on Form S-1 (Registration No. 333-131659).

Significant Accounting Policies

Basis of Consolidation

        The consolidated financial statements include the accounts of Vonage and our wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

        Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates.

        On an ongoing basis, we evaluate our estimates including the following:

  •
  those related to the average period of service to a customer (the "customer relationship period") used to amortize deferred revenue and deferred customer acquisition costs associated with customer activation;

  •
  the useful lives of property and equipment and intangible assets; and

  •
  assumptions used for the purpose of determining stock-based compensation using the Black-Scholes option model ("Model"), and on various other assumptions that we believed to be reasonable. The key inputs for this Model are stock price at valuation date, strike price for the option, the dividend yield, risk-free interest rate, life of option in years and volatility.

        We base our estimates on historical experience, available market information, appropriate valuation methodologies, and on various other assumptions that we believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Restricted Cash and Letters of Credit

        We report the collateralization of certain letters of credit as restricted cash. The amount of collateralized letters of credit primarily related to lease deposits for our offices and certain purchased customer equipment were $8,743 and $7,210 at September 30, 2006 and December 31, 2005, respectively, with corresponding restricted cash of $9,355 and $7,453 at September 30, 2006 and December 31, 2005, respectively.

Patents

        The three patents we acquired on June 27, 2006 are directed to the compression of packetized digital signals commonly used in VoIP technology. In July 2006, we began amortizing the acquisition cost of these patents over their estimated useful lives of 5.6 years. Amortization for the three and nine months ended September 30, 2006 was $233. Annual amortization will be approximately $932.

Fair Value of Financial Instruments

        The carrying amounts of our financial instruments, including cash and cash equivalents, marketable securities, accounts receivable and accounts payable, approximate fair value because of their short maturities. The carrying amounts of our capital leases approximate fair value of these obligations based upon management's best estimates of interest rates that would be available for similar debt obligations at September 30, 2006 and December 31, 2005. Our convertible notes are carried at estimated fair value less any unamortized discount.

Loss per Share

        Basic and diluted loss per common share is calculated by dividing loss to common stockholders by the weighted average number of common shares outstanding during the period. The effects of potentially dilutive common shares, including shares issued under our 2001 Stock Incentive Plan and 2006 Incentive Plan using the treasury stock method and our convertible notes, common stock warrants, and our convertible preferred stock using the if-converted method, have been excluded from the calculation of diluted loss per common share because of their anti-dilutive effects.

        The following were excluded from the calculation of diluted earnings per common share because of their anti-dilutive effects:

	Three and Nine Months Ended September 30,
	2006	2005
Redeemable preferred stock as if converted at 2.86 to 1	—	123,071
Common stock warrants	3,085	3,085
Convertible notes	17,835	—
Restricted stock units	983	—
Employee stock options	16,569	13,050

	38,472	139,206

Stock-Based Compensation

        Prior to the adoption of Statement of Financial Accounting Standards No. 123(R) ("SFAS 123(R)"), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB 25") as allowed under Statement of Financial Accounting Standards No. 123. Under the intrinsic value method, no stock-based compensation expense for employee stock options had been recognized in our results of operations in prior periods. In accordance with the modified prospective transition method that we used in adopting SFAS 123(R) as of January 1, 2006, the consolidated financial statements prior to 2006 have not been restated to reflect, and do not include, the possible impact of SFAS 123(R). The table below reflects the pro forma net loss and net loss per share for the three and nine months ended September 30, 2005:

	Three Months Ended September 30,	Six Months Ended September 30,
	2005	2005
Net loss attributable to common shareholders, as reported	$(65,995)	$(189,620)
Deduct total stock-based employee compensation expense determined under fair value based method for all awards	(2,999)	(4,384)

Net loss, proforma	$(68,994)	$(194,004)

Net loss per common share:
As reported—basic and diluted	$(47.79)	$(138.11)

Pro forma—basic and diluted	$(49.96)	$(141.30)

Weighted-average common shares outstanding:
Basic and diluted	1,381	1,373

        The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model. Expected volatilities are based on a combination of historical volatilities experienced by companies considered representative of us in terms of industry. Prior to the adoption of FAS 123(R), we used 0% expected volatility while we were a private company. We also use historical data to estimate the term that options are expected to be outstanding and the forfeiture rate of options granted. The risk-free interest rate is based on the U.S. Treasury zero-coupon securities with a term approximating the expected term. The assumptions used to value options are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Risk-free interest rate	4.70%	4.16%	4.70 - 5.10%	4.16 - 4.36%
Expected stock price volatility	52.50%	0.00%	50.18 - 52.50%	0.00%
Dividend yield	0.00%	0.00%	0.00%	0.00%
Expected life (in years)	8.40	9.06	8.40 - 8.90	8.83 - 9.06

Recent Accounting Pronouncements

        In September 2006, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements." The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently assessing the impact of adopting SFAS 157 on the consolidated financial statements.

        On July 13, 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

        The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year. We believe the adoption of FIN 48 will not have a material effect on our consolidated financial statements.

Note 2. Income Taxes

        As of September 30, 2006, we had net operating loss carryforwards for U.S. federal and state tax purposes of $491,020 and $476,824, respectively, expiring at various times from years ending 2020 through 2026. In addition, we have net operating loss carryforwards for Canadian tax purposes of $38,027 expiring through 2013. We also have net operating loss carryforwards for United Kingdom tax purposes of $13,739 with no expiration date.

        Under Section 382 of the Internal Revenue Code, if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation's ability to use its pre-change of control net operating loss carryforward and other pre-change tax attributes against its post-change income may be limited. The Section 382 limitation is applied annually so as to limit the use of pre-change net operating loss carryforwards to an amount that generally equals the value of a corporation's stock immediately before the ownership change multiplied by a designated federal long-term tax-exempt rate. In addition, we may be able to increase the base Section 382 limitation amount during the first five years following the ownership change to the extent we realize built-in gains during that time period. A built-in gain generally is gain or income attributable to an asset that was held at the date of the ownership change and that had a fair market value in excess of the tax basis at the date of the ownership change. Section 382 provides that any unused Section 382 limitation amount can be carried forward and aggregated with the following year's available net operating losses. Due to the cumulative impact of our equity issuances over the past three years, a change of ownership occurred upon the issuance of our Series E Preferred Stock at the end of April 2005. As a result, $171,147 of the total U.S net operating losses will be subject to an annual base limitation of $39,374. As noted above, we believe we may be able to increase the base Section 382 limitation for built-in gains during the first five years following the ownership change.

        We are currently conducting research to evaluate the impact of Section 382 in relation to our May 2006 IPO, the results of which may indicate a further limitation on the utilization of the $319,873 in U.S. net operating losses accumulated since our Series E preferred stock issuance in April 2005.

Note 3. Convertible Notes

        In December 2005 and January 2006, we issued $249,900 aggregate principal amount of convertible notes due December 1, 2010 (the "Notes"). We are using the proceeds from the offering of the Notes for working capital and other general corporate purposes (including the funding of our operating losses).

        The holders may require us to repurchase all or any portion of the Notes on December 16, 2008 at a price in cash equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest and late charges.

        We may, at our option, pay interest on the Notes in cash or in kind. If paid in cash, interest will accrue at a rate of 5% per annum and be payable quarterly in arrears. If paid in kind, the interest will accrue at a rate of 7% per annum and be payable quarterly in arrears. Interest paid in kind will increase the principal amount outstanding and will thereafter accrue interest during each period. The first interest payment was made on March 1, 2006. We elected to pay this interest in kind in the amount of $3,645. The interest payments due on June 1, 2006 for $3,170 and September 1, 2006 for $3,170 were paid in cash.

        Upon an event of default, the interest rate will be the greater of the interest rate then in effect or 15% per annum. If interest on the Notes is not paid in full on any interest payment date, the principal amount of the Notes will be increased for subsequent interest accrual periods by an amount that reflects the accretion of the unpaid interest at an annual rate equal to the interest rate then in effect plus 2%, calculated on a quarterly basis, from, and including, the first day of the relevant interest accrual period.

        We may redeem any or all of the Notes at any time beginning June 16, 2007, provided that, among other things, the Common Stock has traded at a price greater than 150% of the then applicable conversion price of the Notes for 20 consecutive trading days. The Notes are redeemable at a price equal to 100% of the principal amount plus accrued and unpaid interest and any late charges, plus the aggregate net present value of the remaining scheduled interest payments through December 16, 2008, if any, calculated as provided in the Notes.

        We also may redeem any or all of the Notes at any time after December 16, 2008 at a price equal to 100% of the principal amount plus accrued and unpaid interest and any late charges, subject to certain conditions.

        Following a change of control (as defined in the Notes) the holders of the Notes may require us to redeem the Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest and late charges. In addition, upon conversions in connection with certain transactions, including certain changes of control, holders of the Notes will be entitled to receive a make-whole premium as calculated in the Notes.

        The Notes may, at the option of the holder, be converted into shares of Common Stock at any time. Upon the completion of our IPO in May 2006, the conversion price was fixed at $14.22, subject to certain anti-dilution adjustments.

        Following an event of default, the Notes will become due and payable, either automatically or upon declaration by holders of more than 25% of the aggregate principal amount of the Notes.

        We have agreed to file resale shelf registration statements covering the shares of Common Stock issuable upon conversion of the Notes within 90 calendar days after the IPO and use reasonable best efforts to have such registration statement be declared effective within 180 calendar days after the IPO. Should we fail to meet this timetable, we will pay the holders of the Notes a fee of 1% of the principal amount of the Notes on the day that this timetable has not been met and a fee of 2% of the principal amount of the Notes every 30th day thereafter until the failure is cured. The shelf registration statement was filed on August 21, 2006 but was not declared effective as of September 30, 2006. We believe we will meet these required deadlines and will not incur these fees.

        We evaluate the provisions of the Notes periodically to determine whether any of the provisions would be considered embedded derivatives that would require bifurcation under Statement of Financial Accounting Standards No. 133, ("Accounting for Derivative Instruments and Hedging Activities") ("SFAS 133"). Because the shares of Common Stock underlying the Notes have not been registered for resale, they are not readily convertible to cash. Thus, the conversion option does not meet the net settlement requirement of SFAS No. 133 and would not be considered a derivative if freestanding. Accordingly, the Notes do not contain an embedded conversion feature that must be bifurcated. Once the underlying shares of Common Stock are registered we may determine that our Notes contain an embedded conversion feature that would require bifurcation from the Notes. At that time, the fair value of the embedded derivatives would be bifurcated from the Notes and recorded as a non-current liability with an offset recorded as a discount to the Notes that would be amortized to interest expense over the remaining life of the Notes using the effective interest method. The fair value of the embedded derivatives would be revalued each reporting period with the change in the fair value recorded as other income or expense in the statement of operations. We identified certain other embedded derivatives and concluded their value was de minimis.

        Since the Notes issued in December 2005 and January 2006 did not contain an embedded conversion feature that required bifurcation, we evaluated the conversion feature to determine if it was a beneficial conversion feature under EITF 98-5 and 00-27. The conversion price equaled the fair value of the underlying Common Stock. As such, there was no beneficial conversion feature for those issuances. For the Notes issued on March 1, 2006 for the payment of interest in kind, the fair market value of the underlying Common Stock exceeded the conversion price. Accordingly, in March 2006 we recorded the intrinsic value of the beneficial conversion feature on 256 shares in the amount of $214 as a discount to the Notes with an offsetting amount increasing additional paid-in-capital. This beneficial conversion feature will be amortized to interest expense over the remaining life of the Notes on our consolidated statement of operations using the effective interest method. The amortization for the three and nine months ended September 30, 2006 was $13 and $22, respectively.

Note 4. Directed Share Program

        In connection with our IPO, we requested that our underwriters reserve 4,219 shares for our customers to purchase at the initial public offering price of $17.00 per share through the Vonage Customer Directed Share Program ("DSP"). In connection with our IPO, we also entered into an Underwriting Agreement, dated May 23, 2006, pursuant to which we agreed to indemnify the Underwriters for any losses caused by the failure of any participant in the DSP to pay for and accept delivery of the shares that had been allocated to such participant in connection with our IPO. In the weeks following the IPO, certain participants in the DSP that had been allocated shares failed to pay for and accept delivery of such shares. As a result of this failure and as part of the indemnification obligations, we acquired from the Underwriters or their affiliates 1,056 shares of our common stock which had an aggregate fair market value of $11,723. These shares were recorded as treasury stock on the consolidated balance sheet. We do not anticipate making any further purchases of securities pursuant to our indemnification obligations under the Underwriting Agreement. Because we are pursuing the collection of monies owed from the DSP participants who failed to pay for their shares, we recorded a stock subscription receivable of $6,044 representing the difference between the aggregate IPO price value of the unpaid DSP shares and the $11,723 we paid for these shares.

        In September 2006, we reimbursed $4,211 of the indemnification due to the Underwriters and expect to pay the remainder of approximately $1,800 to the Underwriters in the fourth quarter of 2006 in accordance with the Underwriting Agreement. We also received $194 in payments from certain participants in the DSP that had been allocated shares and failed to pay for such shares.

Note 5. Employee Benefit Plans

Stock-Based Compensation

        On January 1, 2006, we adopted SFAS 123(R), which requires recognition of compensation expense for all stock-based awards made to employees in our consolidated financial statements. Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123. Under the intrinsic value method, no stock-based compensation expense for employee stock options had been recognized in our results of operations in prior periods, unless the exercise price of the stock options granted to employees and directors was less than the fair market value of the underlying stock at the date of grant. In accordance with the modified prospective transition method that we used in adopting SFAS 123(R), our consolidated financial statements prior to fiscal year 2006 have not been restated to reflect, and do not include, the possible impact of SFAS 123(R).

        Beginning January 1, 2006, we estimated the volatility of our stock using historical volatility of comparable public companies in accordance with guidance in SFAS 123(R) and Staff Accounting Bulletin No. 107 ("SAB 107"). We will continue to use the volatility of comparable companies until historical volatility is relevant to measure expected volatility for future option grants. The expected volatilities of comparable public companies used for the third quarter were between 35.67%-68.90%. Prior to the adoption of FAS 123(R), we used 0% expected volatility while we were a private company.

        The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding, which we derive based on our historical settlement experience.

        As stock-based compensation expense recognized in our results is based on awards ultimately expected to vest, the amount has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on our historical experience. Prior to January 1, 2006, we also used historical experience to estimate forfeitures for the purposes of our pro forma information under SFAS 123.

  2001 Stock Incentive Plan

        In February 2001, we adopted the 2001 Stock Incentive Plan, which is an amendment and restatement of the 2000 Stock Incentive Plan of MIN-X.COM, INC. The 2001 Stock Incentive Plan provides for the granting of options or restricted stock awards to our officers, directors and employees. The objectives of the 2001 Stock Incentive Plan include attracting and retaining personnel, providing for additional performance incentives, and promoting our success by providing employees the opportunity to acquire stock. During 2004, we increased the number of shares authorized for issuance pursuant to options or restricted stock awards from 4,286 to 7,503 shares under the plan, as amended. During 2005, the number of shares authorized for issuance pursuant to options or restricted stock awards was increased from 7,503 to 28,286. At September 30, 2006, 5,595 shares were subject to exercisable options or restricted stock awards under the 2001 Stock Incentive Plan. In management's opinion, all stock options were granted with an exercise price at or above the fair market value of our common stock at the date of grant with the exception of a grant in 2005 for 125 shares. Initially, we recorded deferred compensation in 2005 related to this option grant. On January 1, 2006, we reversed the remaining deferred compensation balance in accordance with SFAS 123(R). Stock options generally vest over a four-year period and expire ten years after the grant date.

        Stock option activity was as follows:

(Shares and Intrinsic Value in Thousands)	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value	Weighted Average Great Date Fair Value
Awards outstanding at December 31, 2005	13,372	$0.70 - $35.00	$5.88	8.8	$112,051	$1.82
Granted	4,485	$6.76 - $18.00	$14.63			$9.35
Exercised	(223)	$0.70 - $7.42	$1.30		$1,877	$0.38
Canceled	(1,339)	$0.70 - $35.00	$8.80		$1,389	$3.95

Awards outstanding at September 30, 2006	16,295	$0.70 - $35.00	$8.10	8.4	$24,996	$3.78
Shares exercisable at September 30, 2006	5,595		$5.15	7.5	$16,190	$1.95
Unvested shares at December 31, 2005	10,207		$6.75		$76,443	$2.10
Unvested shares at September 30, 2006	10,700		$9.65		$8,806	$4.74

        At September 30, 2006, 11,720 options were available for future grant under the 2001 Stock Incentive Plan. However, upon the closing of our IPO, our board of directors limited the total amount of stock options and other equity-based awards that may be granted to 2,000 shares of which 1,574 shares are currently available.

        The weighted average grant date fair value of options granted during the three and nine months ended September 30, 2006 was $5.04 and $9.35, respectively. The total intrinsic value of options exercised during the three and nine months ended September 30, 2006 was $1,020 and $1,877, respectively. The total fair value of options that vested during the three and nine months ended September 30, 2006 was $3,252 and $8,331, respectively.

        Total stock option compensation expense recognized for the 2001 Stock Incentive Plan for the three and nine months ended September 30, 2006 was $6,859 and $19,501, respectively. As of September 30, 2006, total unamortized stock-based compensation under the 2001 stock incentive plan was $28,099, which is expected to be amortized over the remaining vesting period of each grant, up to the next 48 months. Compensation costs for all stock-based awards are recognized using the ratable single-option approach on an accrual basis.

        The following is a summary of the status of stock options outstanding at September 30, 2006:

	Outstanding Options			Exercisable Options
Exercise Price Range	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.00 - $3.50	4,639	7.1	$1.51	2,965	$1.38
$3.51 - $7.80	2,231	8.0	$6.94	805	$6.83
$7.81 - $11.00	5,296	8.9	$8.97	1,381	$8.96
$11.01 - $19.00	4,114	9.4	$14.96	429	$14.81
$19.01 - $35.00	15	4.9	$33.33	15	$33.33

	16,295	8.4	$8.10	5,595	$5.15

  2006 Incentive Plan

        In May 2006 we adopted the 2006 Incentive Plan. The 2006 Incentive Plan permits the grant of stock options, restricted stock, restricted stock units, stock appreciation rights, performance stock, performance units, annual awards and other awards based on, or related to, shares of our common stock. Options awarded under our 2006 Incentive Plan may be nonstatutory stock options or may qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended. Our 2006 Incentive Plan contains various limits with respect to the types of awards, as follows:

  •
  a maximum of 20,000 shares may be issued under the plan pursuant to incentive stock options;

  •
  a maximum of 10,000 shares may be issued pursuant to options and stock appreciation rights granted to any participant in a calendar year;

  •
  a maximum of $5,000 may be paid pursuant to annual awards granted to any participant in a calendar year; and

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  a maximum of $10,000 may be paid (in the case of awards denominated in cash) and a maximum of 10,000 shares may be issued (in the case of awards denominated in shares) pursuant to awards, other than options, stock appreciation rights or annual awards, granted to any participant in a calendar year.

        The maximum number of shares of our common stock that are authorized for issuance under our 2006 Incentive Plan will be determined under a formula set forth in the plan, and will equal approximately 17.65% of the number of shares that are issued and outstanding from time to time, less the number of shares that are available for issuance under our 2001 Stock Incentive Plan. Following termination of our 2001 Stock Incentive Plan, the number of remaining shares available for issuance under our 2001 Stock Incentive Plan, or that becomes available for issuance upon expiration or cancellation, without payment or settlement, of awards under our 2001 Stock Incentive Plan, also will become available for issuance under our 2006 Incentive Plan. Shares issued under the plan may be authorized and unissued shares or may be issued shares that we have reacquired. Shares covered by awards that are forfeited, cancelled or otherwise expire without having been exercised or settled, or that are settled by cash or other non-share consideration, will become available for issuance pursuant to a new award. Shares that are tendered or withheld to pay the exercise price of an award or to satisfy tax withholding obligations will not be available for issuance pursuant to new awards. At September 30, 2006, 15,619 shares were available for future grant under the 2006 Stock Incentive Plan.

        Stock option activity was as follows:

(Shares and Intrinsic Value in Thousands)	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
Awards outstanding at December 31, 2005	—
Granted	275	$6.50 - $8.90	$7.44			$4.75
Exercised	—
Canceled	(1)	$6.50 - $7.08	$6.69

Awards outstanding at September 30, 2006	274	$6.50 - $8.90	$7.44	9.7	$20	$4.75
Shares exercisable at September 30, 2006	—
Unvested shares at December 31, 2005	—
Unvested shares at September 30, 2006	274	$6.50 - $8.90	$7.44	9.7	$20	$4.75

        The weighted average grant date fair value of options granted during the three and nine months ended September 30, 2006 was $4.75. Compensation costs for all stock-based awards are recognized using the ratable single-option approach on an accrual basis.

        The following is a summary of the status of stock options outstanding at September 30, 2006:

	Outstanding Options			Exercisable Options
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.00 - $3.50
$3.51 - $7.80	175	9.7	$6.88	—	$0.00
$7.81 - $11.00	99	9.7	$8.44	—	$0.00
$11.01 - $19.00
$19.01 - $35.00

	274	9.7	$7.44	—	$0.00

        Restricted stock and restricted stock unit activity was as follows:

(Shares in Thousands)	Number of Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Awards outstanding at December 31, 2005	—
Granted	1,004	$6.46	$6,909
Vested	—
Canceled	(21)	$6.38	$145

Awards outstanding at September 30, 2006	983	$6.46	$6,764

        The weighted average grant date fair value of restricted stock and restricted stock units granted during the three and nine months ended September 30, 2006 was $6.46. Compensation costs for all stock-based awards are recognized using the ratable single-option approach on an accrual basis.

        Total compensation expense recognized under the 2006 Incentive Plan for the three and nine months ended September 30, 2006 was $479. As of September 30, 2006, total unamortized stock-based compensation under the 2006 Incentive Plan was $5,444, which is expected to be amortized over the remaining vesting period of each grant, up to the next 48 months.

Note 6. Commitments and Contingencies

Vendor Commitments

        We have engaged a vendor to assist us with our customer care and inbound sales calls and have committed to pay this vendor a total of $1,500 in 2007 for configuration and installation services. This agreement will remain in effect for three years and after the first twelve months that the agreement has been in effect we have the ability to terminate the agreement for any reason with sixty days prior written notice, subject to a termination fee.

        We are currently in negotiations with a vendor for certain television commercials, related media and sponsorship of certain sporting events with an estimated cost of $5,000 in 2007 and $6,000 in 2008.

Litigation

        IPeria, Inc.    On October 10, 2003, we terminated our contract with IPeria, Inc., our former voicemail vendor. Under the terms of the contract, we were permitted to terminate the contract for any reason. On April 12, 2004, IPeria filed a complaint against Vonage in the Superior Court for the County of Suffolk, Massachusetts. IPeria asserted a number of different claims, including breach of contract, copyright infringement, breach of implied covenant of good faith and fair dealing, negligent misrepresentations, fraud and unfair and deceptive trade practices. In support of these claims, IPeria essentially alleges that it provided voicemail services to Vonage consistent with the terms of the contract and that Vonage failed to pay for those services in violation of the contract. The complaint seeks payment of $619 plus accrued interest that IPeria asserts it is owed on the contract and treble damages.

        We answered IPeria's complaint on May 10, 2004 and denied all material allegations. In addition, we asserted counterclaims against IPeria. Specifically, we alleged that IPeria assured us that its voicemail system would meet minimum performance and scaleability standards, and that the voicemail system failed to meet those standards. We are seeking payment of all damages we suffered as the result of IPeria's failures, treble damages and attorneys' fees.

        Discovery in this matter began in June 2004 and has now been completed. On December 1, 2005, IPeria filed a motion for summary judgment, and on December 2, 2005, we filed a motion for summary judgment on IPeria's copyright and unfair trade practices claims. IPeria subsequently dismissed its copyright claim. Oppositions to the motions for summary judgment were served on January 23, 2006, and replies were submitted on February 8, 2006. Oral argument on the motions took place on February 16, 2006, and the court has now taken the motions under advisement. We contested liability in this matter and expect to continue to defend the case vigorously. We have engaged in settlement discussions on this matter and, in any event, we believe an unfavorable outcome would not have a material adverse effect on our results of operations and cash flows in the period in which the matter is resolved. We have recorded a reserve to cover the potential exposure relating to this litigation, which reserve was not material to our financial statements.

        Joshua B. Tanzer.    On October 18, 2005, Joshua B. Tanzer commenced a suit against Vonage in the United States District Court for the Southern District of New York seeking damages of approximately $14,240 and has subsequently sent us a letter increasing his claim to $26,750. Mr. Tanzer claims that damages are due with respect to our sale of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock and convertible notes pursuant to the terms of an engagement letter governing Nanes Delorme Capital Management's services in connection with our placement of Series B and C Convertible Preferred Stock. Mr. Tanzer's complaint further seeks a declaratory judgment that he is entitled to be paid additional fees in connection with any future private placements of our securities. The engagement letter states that Mr. Tanzer was "associated" with Nanes Delorme and was a registered representative of that firm. We believe that our obligations with respect to Mr. Tanzer and Nanes Delorme were completely performed at the conclusion of the Series C offering, and no further amount is owed to Mr. Tanzer or Nanes Delorme on account of the Series D, Series E or convertible note offerings. We filed our answer to the complaint on December 7, 2005 and denied all material allegations. On February 17, 2006, we filed counterclaims against Tanzer and a third-party complaint against Nanes Delorme. Among other things we seek the return of all fees paid to Nanes Delorme. On March 13, 2006, Nanes filed an answer and is seeking declaratory judgment regarding the parties' respective rights and obligations under the engagement letter and damages of approximately $14,250 in payment of investment banking fees related to our sale of Series D and Series E Preferred Stock. On April 5, 2006, we filed our answer to Nanes Delorme's counterclaim. In June 2006, we filed a motion for summary judgment requesting the dismissal of the claims asserted against us. On July 21, 2006, we filed a statement of undisputed facts with the court and subsequently filed a reply statement to Tanzer's and Delorme's statement of undisputed facts. We intend to defend this matter vigorously and believe an unfavorable outcome would not have a material adverse effect on our results of operations and cash flows in the period in which the matter is resolved. Based upon prior settlement discussions with Tanzer, we have recorded a reserve to cover the potential exposure relating to this litigation, which reserve was not material to our financial statements. The amount was recorded as an offset against the Series D Preferred Stock as these fees relate to the placement of those securities.

        Shaw Communications Inc. and Shaw Cablesystems G.P.    On March 27, 2006, Shaw Communications Inc. and Shaw Cablesystems G.P. (collectively "Shaw") filed a Statement of Claim with the Court of the Queen's Bench of Alberta, Judicial Centre of Calgary. The Statement of Claim alleges that certain statements attributed to Vonage Canada regarding Shaw's "Quality of Service Enhancement" fee are false, misleading and defamatory and have interfered with Shaw's relations with its customers. Shaw is seeking an injunction, damages and attorney's fees. We believe Shaw's claims have no merit and intend to vigorously defend the lawsuit.

  Patent Litigation.

  •
  Sprint.    On October 16, 2005, a lawsuit was filed against us by Sprint Communications Company L.P. in the United States District Court for the District of Kansas. Sprint alleges that we have infringed seven patents in connection with providing VoIP services. Sprint seeks injunctive relief, compensatory and treble damages and attorney's fees in unspecified amounts. In our answer filed on November 3, 2005, we have denied Sprint's allegations and have counterclaimed for a declaration of non-infringement, invalidity and unenforceability of the patents. We believe that we have meritorious defenses against the claims asserted by Sprint and intend to vigorously defend the lawsuit. The matter is presently in the discovery stage.

  •
  Rates Technology.    On October 6, 2005, a lawsuit was filed against us by Rates Technology Inc. in the United States District Court for the Eastern District of New York. Rates alleges that we have infringed two patents in connection with the least cost routing of telephone calls over the public switched telephone network. Rates seeks injunctive relief, attorney's fees, compensatory damages in excess of one billion dollars and a trebling thereof. In our answer filed on November 22, 2005, we have denied Rates' allegations and have counterclaimed for a declaration of non-infringement, invalidity and unenforceability of the patents. We believe that we have meritorious defenses against the claims asserted by Rates and intend to vigorously defend the lawsuit.

  •
  Barry W. Thomas.    On December 6, 2005, Barry W. Thomas filed a lawsuit in the United States District Court for the Western District of North Carolina. The plaintiff alleged that we had infringed one patent in connection with providing utility services using a pre-programmed smart card. Mr. Thomas sought injunctive relief, compensatory and treble damages and attorney's fees in unspecified amounts. Mr. Thomas has agreed to dismiss this lawsuit with prejudice and executed a settlement agreement with us on August 4, 2006.

  •
  Verizon.    On June 12, 2006, a lawsuit was filed against us and our subsidiary Vonage America Inc., or Vonage America, by Verizon Services Corp. and Verizon Laboratories Inc., or collectively, Verizon, in the United States District Court for the Eastern District of Virginia. Verizon alleges that we have infringed seven patents in connection with providing VoIP services. Verizon seeks injunctive relief, compensatory and treble damages and attorney's fees. In our answer filed on July 19, 2006, we have denied Verizon's allegations and have counterclaimed for a declaration of non-infringement, invalidity and unenforceability of the patents. We believe that we have meritorious defenses against the claims asserted by Verizon, and intend to vigorously defend the lawsuit. The matter is presently in the discovery stage.

  •
  Klausner Technologies.    On July 10, 2006, a lawsuit was filed against us and Vonage America by Klausner Technologies, Inc., or Klausner, in the United States District Court for the Eastern District of Texas. Klausner alleges that we have infringed one of its patents with voice mail technology. Klausner seeks injunctive relief, compensatory and treble damages and attorney's fees. In our answer filed on September 14, 2006, we have denied Klausner's allegations and have counterclaimed for a declaration of non-infringement, invalidity and unenforceability of the patent. We believe that we have meritorious defenses against the claims asserted by Klausner, and intend to vigorously defend the lawsuit.

        With respect to the patent litigation identified above, we believe that we have meritorious defenses against the claims. However, we might not ultimately prevail in these actions. Whether or not we ultimately prevail, litigation could be time-consuming and costly and injure our reputation. If any of the plaintiffs prevail in their respective actions, we may be required to negotiate royalty or license agreements with respect to the patents at issue, and may not be able to enter into such agreements on acceptable terms, if at all. Any limitation on our ability to provide a service or product could cause us to lose revenue-generating opportunities and require us to incur additional expenses. These potential costs and expenses, as well as the need to pay additional damages awarded in the favor of the plaintiffs could materially adversely affect our business.

        IPO Litigation.    During June 2006 and July 2006, Vonage, several of our officers and directors, and the firms who served as the underwriters in our IPO were named as defendants in Lang v. Vonage Holdings Corp. et al., a purported class action lawsuit filed in the United States District Court for the District of New Jersey. Subsequently, several similar purported class action lawsuits were filed in the United States District Court for the District of New Jersey, one was filed in the United States

        District Court for the Southern District of New York and another was filed in the Supreme Court of the State of New York and subsequently removed to the United States District Court for the Eastern District of New York.

        The complaints assert claims under the federal securities laws on behalf of a professed class consisting of all those who were allegedly damaged as a result of acquiring our common stock in connection with our IPO. The complaints allege, among other things, that we omitted and/or misstated certain facts concerning the IPO's Customer Directed Share Program. Some complaints also allege the IPO prospectus contained misrepresentations or omissions concerning certain of our products and/or the prior experience of some of our management. One complaint (Inouye v. Vonage Holdings Corp. et al.), which was filed in the United States District Court for the Southern District of New York and subsequently voluntarily dismissed, included an allegation of open market securities fraud during a purported class period of May 24, 2006 to June 19, 2006 in addition to claims arising out of the IPO. Although Lang, Inouye and one other complaint were voluntarily dismissed, we expect the remaining complaints to be consolidated at some time in the future.

        On July 14, 2006, Vonage and the firms who served as the underwriters in our IPO were named as defendants in a separate lawsuit filed in the United States District Court for the District of New Jersey (Norsworthy v. Vonage Holdings Corp. et al.). This purported class action lawsuit asserts state law breach of contract and negligence claims relating to the alleged inability of participants in our Customer Directed Share Program to trade their shares after the IPO.

        Although we believe that we and the individual defendants have meritorious defenses to the claims made in each of the aforementioned complaints and intend to contest each lawsuit vigorously, an adverse resolution of any of the lawsuits may have a material adverse effect on our financial position and results of operations in the period in which the lawsuits are resolved. We are not presently able to reasonably estimate potential losses, if any, related to the lawsuits.

        We also are involved in certain other threatened and pending legal proceedings and, from time to time, receive subpoenas or civil investigative demands from governmental agencies for information that may be pertinent to their confidential investigations. Although the results of litigation claims and investigations cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors.

State and Municipal Taxes

        Until recently, we did not collect or remit state or municipal taxes (such as sales, excise, and ad valorem taxes), fees or surcharges ("Taxes") on the charges to our customers for our services, except that we have historically complied with the New Jersey sales tax. We have received inquiries or demands from a number of state and municipal taxing and 911 agencies seeking payment of Taxes that are applied to or collected from customers of providers of traditional public switched telephone network services. Although we have consistently maintained that these Taxes do not apply to our service for a variety of reasons depending on the statute or rule that establishes such obligations, a number of states have changed their statutes as part of the streamlined sales tax initiatives and numerous other states have entered into sales tax agreements with us. As of September 30, 2006, we are collecting and remitting sales taxes in forty-one states. In addition, a few states address how VoIP providers should contribute to support public safety agencies, and in those states we began to remit fees to the appropriate state agencies. We have also contacted authorities in each of the other states to discuss how we can financially contribute to the 911 system. We do not know how all these discussions will be resolved, but there is a possibility that we will be required to pay or collect and remit some or all of these Taxes in the future. Additionally, some of these Taxes could apply to us retroactively. As such, we have recorded a reserve of $11,228 at September 30, 2006 as our best estimate of the potential tax exposure for any retroactive assessment. We believe the maximum estimated exposure for retroactive assessments is $24,153 as of September 30, 2006.

Universal Service Fund

        In late June 2006, the FCC released an Order in which it would require VoIP service providers to contribute to the Universal Service Fund ("USF"). This Order was effective upon publication in the Federal Register, and requires the first filing by August 1, 2006, with USF contributions effective for the fourth quarter of 2006. Vonage will register with the FCC and report revenue for contribution using one of three methods, (1) using the interim safe harbor of 64.9%; (2) report based on our actual interstate telecommunications revenues; or (3) rely on traffic studies based on certain conditions. We began recouping our contributions through a customer surcharge on October 1, 2006. We have also filed an appeal with respect to this Order.

  State Attorney General Proceedings

        Several state attorneys general have initiated investigations and, in two states, have commenced litigation concerning our marketing disclosures and advertising. We are cooperating with those investigations and are pursuing joint settlement negotiations with the attorneys general of Florida, Illinois, Massachusetts, Texas, Michigan and North Carolina and separate negotiations with the attorney general of Connecticut. While these complaints seek awards of damages and penalties, no particular amounts have been specified at this time. In July 2006 we reached an agreement in principle to settle the litigation with the state attorney general of Texas, and the investigations being conducted by the state attorneys general of Florida, Illinois, Massachusetts, Michigan and North Carolina. This agreement in principle is subject to finalizing the documentation memorializing the settlement and executing such settlement documentation. With respect to our joint settlement negotiations, we have recorded a reserve to cover the potential exposure relating to these investigations, which was not material to our September 30, 2006 financial statements.

  •
  On May 3, 2005, the Office of the Attorney General for the State of Connecticut filed a complaint against us, alleging that our advertising and provision of emergency calling service violated the Connecticut Unfair Trade Practices Act and certain state regulations. We answered the complaint on July 7, 2005 and denied its allegations. We have undertaken settlement discussions with the Connecticut Attorney General and have voluntarily provided information requested during the course of those discussions. If these discussions are not successful, we intend to vigorously defend against the lawsuit.

  •
  On March 7, 2006, the Attorney General of Missouri issued a civil investigative demand for documents related to our emergency calling service. We responded to the civil investigative demand on April 3, 2006. The Missouri Attorney General has not filed a complaint against us or taken other formal action.

  •
  We received a subpoena dated June 29, 2006 from the Commonwealth of Pennsylvania, Office of Attorney General, Bureau of Consumer Protection seeking a wide variety of documents. The Attorney General's office has since agreed to narrow the scope of documents it seeks to certain materials relating to advertising to, and subscriptions by, Pennsylvania consumers, and the training and general form of compensation paid to personnel that market and provide customer care functions for our service. We are making a rolling production of responsive materials, and we made our first production on July 27, 2006.

Federal Trade Commission Investigation

        On August 31, 2005, the Federal Trade Commission, or FTC, issued a Civil Investigative Demand to us which requested information regarding our 911 service and complaints or notices pertaining to that service, our residential unlimited calling plan and our compliance and our telemarketing vendors' compliance with the FTC's Telemarketing Sales Rule including, but not limited to, the requirement to refrain from telemarketing to persons who appear on the National Do Not Call Registry. No formal action has been filed against Vonage at this time. We are unable at this time to predict the outcome of the FTC's investigation, whether a formal action will be filed against Vonage, to assess the likelihood of a favorable or unfavorable outcome in that event, or to estimate the amount of liability in the event of an unfavorable outcome.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission registration fee. The following expenses will be borne solely by the registrant.

Securities and Exchange Commission registration fee	$12,461
Printing and engraving expenses	75,000
Legal fees and expenses	75,000
Accounting fees	75,000
Transfer Agent's fees	5,000
Miscellaneous expenses	5,000

Total	$247,461

Item 14.    Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, for any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

        In accordance with Section 102(b)(7) of the Delaware Law, the Restated Certificate of Incorporation of Vonage Holdings Corp. (the "Company") contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. This provision eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. In addition, our restated certificate of incorporation authorizes the Company to purchase and maintain insurance to protect itself and any director, officer, employee or agent of the Company or another business entity against any expense, liability or loss incurred by him or her in any such capacity or arising out of his or her status as such, regardless of whether the Company would have the power to indemnify such person under the Company's bylaws or Delaware Law.

        The underwriting agreement with the underwriters will provide for the indemnification of the directors and officers of the Company and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

        The Company maintains directors and officers liability insurance, which covers directors and officers against certain claims or liabilities arising out of the performance of their duties.

Item 15.    Recent Sales of Unregistered Securities.

        The following sets forth information regarding unregistered securities sold by the registrant since January 1, 2002. All amounts stated in this Item 15 are in thousands, except per share amounts.

  (1)
  From July 2002 through November 2002, the registrant issued and sold 8,000 shares of Series A Preferred Stock at an offering price of $2.00 per share for a total of $16,000. Jeffrey A. Citron, the registrant's principal stockholder, founder, Chairman and Chief Strategist, acquired 7,127 shares of the Series A Preferred Stock, for which the registrant received cash consideration of approximately $12,211. The balance of the consideration was paid by converting a $2,000 note payable and accrued interest of $43. The remaining 873 shares were issued to employees and directors of the registrant for cash consideration of approximately $770 and stock subscription receivables of $972.

  (2)
  In September 2003, the registrant issued and sold 5,167 shares of Series A-2 Preferred Stock to an accredited investor at an offering price of $4.00 per share for a total of $20,668. Jeffrey A. Citron, the registrant's principal stockholder, founder, Chairman and Chief Strategist, acquired all of the Series A-2 Preferred Stock for consideration comprised of the conversion of a $20,000 note payable and accrued interest of $671.

  (3)
  In November 2003, the registrant issued and sold 3,750 shares of Series B Preferred Stock to accredited investors at an offering price of $4.00 per share for a total of $15,000.

  (4)
  From January 2004 through March 2004, the registrant issued and sold 8,000 shares of Series C Preferred Stock to accredited investors at an offering price of $5.00 per share for a total of $40,000.

  (5)
  From August 2004 through October 2004, the registrant issued and sold 8,729 shares of Series D Preferred Stock to accredited investors at an offering price of $12.03 per share for a total of $105,000.

  (6)
  From April 2005 through September 2005, the registrant issued and sold 9,429 shares of Series E Preferred Stock to accredited investors at an offering price of $21.20 per share for a total of $195,736.

  (7)
  In December 2005 and January 2006, the registrant issued and sold $249.9 million of senior unsecured convertible notes to accredited investors.

  (8)
  From February 2001 through July 31, 2006, the registrant has issued to directors, officers and employees options to purchase 19,097 shares of common stock with per share exercise prices ranging from $0.70 to $35.00, and has issued 106 shares of common stock upon exercise of such options.

        The issuance of securities described above in paragraphs (1) through (6) were exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving any public offering. The issuance of securities described above in paragraph (7) is exempt from registration under the Securities Act of 1933 in reliance on Regulation D and Section 4(2) of the Securities Act of 1933. The purchasers of the securities in these transactions represented that they were accredited investors or qualified institutional buyers and they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933 and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate access, through their relationship with the registrant, to financial statement or non-financial statement information about the registrant or had adequate access, through their relationship with the registrant, to financial statement or non-financial statement information about the registrant. The sale of these securities was made without general solicitation or advertising.

        The issuance of securities described above in paragraph (8) is exempt from registration under the Securities Act of 1933 in reliance on Rule 701 of the Securities Act of 1933 pursuant to compensatory benefit plans approved by the registrant's board of directors.

        All certificates representing the securities issued in these transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Restated Certificate of Incorporation of Vonage Holdings Corp.(1)
3.2	Amended and Restated By-Laws of Vonage Holdings Corp.(1)
4.1	Form of Certificate of Vonage Holdings Corp. Common Stock(2)
4.2	Form of Senior Unsecured Convertible Note(2)
4.3	Stock Purchase Warrant To Purchase Common Stock of Vonage Holdings Corp.(2)
4.4	Stock Purchase Warrant To Purchase Shares of Series A-2 Convertible Preferred Stock, par value $.001 per share of Vonage Holdings Corp.(2)
5.1	Opinion of Shearman & Sterling LLP
10.1	2001 Stock Incentive Plan of Vonage Holdings Corp.(2)
10.2	Form of Incentive Stock Option Agreement under the 2001 Stock Incentive Plan(2)
10.3	Form of Nonqualified Stock Option Agreement for Employees under the 2001 Stock Incentive Plan(2)
10.4	Form of Nonqualified Stock Option Agreement for Outside Directors under the 2001 Stock Incentive Plan(2)
10.5	Vonage Holdings Corp. 401(k) Retirement Plan(2)
10.6	Lease Agreement, dated March 24, 2005, between 23 Main Street Holmdel Associates LLC and Vonage USA Inc.(2)

10.7	Amended and Restated Employment Agreement, dated February 8, 2006, between Vonage Holdings Corp. and Jeffrey A. Citron(2)
10.8	Employment Agreement, dated February 7, 2006, between Vonage Holdings Corp. and Michael Snyder(2)
10.9	Employment Agreement, dated August 1, 2005, between Vonage Holdings Corp. and John S. Rego(2)
10.10	Employment Agreement, dated August 1, 2005, between Vonage Holdings Corp. and Louis A. Mamakos(2)
10.11	Employment Agreement, dated August 8, 2005, between Vonage Holdings Corp. and Sharon O'Leary(2)
10.12	Third Amended and Restated Investors' Rights Agreement, as amended, dated April 27, 2005, among Vonage Holdings Corp. and the signatories thereto(2)
10.13†	Agreement for Services, dated February 9, 2005, between Vonage Holdings Corp. and Third Party Verification, Inc.(2)
10.14	Registration Rights Agreement, dated December 16, 2005, among Vonage Holdings Corp. and the signatories thereto(2)
10.15†	Agreement for Services, dated April 27, 2005, between Vonage Network Inc. and Intrado Inc. and Amendment No. 1 thereto(2)
10.16†	Master Service Agreement, dated July 15, 2004, between Vonage Holdings Corp. and Level 3 Communications, LLC(2)
10.17†	Master Sales Agreement, dated June 8, 2005, between Vonage Network Inc. and TeleCommunication Systems, Inc.(2)
10.18†	Master Services Agreement, dated May 5, 2005, between Vonage Network Inc. and Synchronoss Technologies, Inc.(2)
10.19†	OSS Master Services Agreement, dated December 27, 2004, between Vonage Holdings Corp. and Neustar, Inc.(2)
10.20	2006 Incentive Plan(2)
10.21	Form of Idemnification Agreement for directors and officers(2)
10.22†	Amendment #2 to the Agreement for Services, dated September 21, 2006, between Intrado Inc. and Vonage Network Inc.(3)
10.23†	First Amendment to Services Agreement, dated June 21, 2006, between Third Party Verification, Inc. and Vonage Holdings Corp.(3)
10.24†	Second Amendment to Services Agreement, dated August 25, 2006, between Third Party Verification, Inc. and Vonage Network of New Jersey d/b/a Vonage Network Inc. (assignee of Vonage Holding Corp.).(3)
10.25†
Amendment to the Master Services Agreement, dated May 26, 2006, between Telecommunications Systems, Inc. and Vonage Network Inc., along with the accompanying side letter, dated November 2, 2006, from Vonage Network Inc. to Telecommunication Systems, Inc.(3)
10.26†
Amendment #1 to Master Sales Agreement, dated August 8, 2006, between Telecommunication Systems, Inc. and Vonage Network Inc., along with the accompanying side letter, dated November 2, 2006, from Vonage Network Inc. to Telecommunication Systems, Inc.(3)

10.27	Form of Restricted Stock Unit Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (entered into with each of Michael F. Snyder, John S. Rego and Sharon A. O'Leary).(4)
10.28	Form of Restricted Stock Unit Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (entered into with each of Louis A. Mamakos and Michael Tribolet).(4)
10.29	Form of Nonqualified Stock Option Agreement under the Vonage Holdings Corp. 2006 Incentive Plan.(4)
10.30	Form of Restricted Stock Agreement under the Vonage Holdings Corp. 2006 Incentive Plan.(4)
10.31	Form of Restricted Stock Agreement under the Vonage Holdings Corp. 2006 Incentive Plan for Non-Employee Directors.(5)
10.32	Form of Nonqualified Stock Option Agreement under the Vonage Holdings Corp. 2006 Incentive Plan for Non-Employee Directors.(5)
10.33	Written Consent of the Company and Certain Stockholders to the Third Amended and Restated Investors' Rights Agreement dated April 27, 2005, as amended(6).
16.1	Letter from Amper, Politziner & Mattia P.C.(2)
21.1	List of Subsidiaries of Vonage Holdings Corp.(2)
23.1	Consent of Shearman & Sterling LLP (included in Exhibit 5.1)
23.2	Consent of BDO Seidman, LLP, independent registered public accounting firm
23.3	Consent of Amper, Politziner & Mattia P.C., independent registered public accounting firm
24.1	Powers of Attorney (included in signature page of the Registration Statement on Form S-1 (Registration No. 333-131659))(1)
24.2	Power of Attorney for Michael Snyder(1)

(1)
Incorporated by reference to Vonage Holdings Corp.'s Quarterly Report on Form 10-Q filed on August 4, 2006.

(2)
Incorporated by reference to Vonage Holdings Corp.'s Registration Statement on Form S-1 (File No. 333-131659) filed on February 8, 2006.

(3)
Incorporated by reference to Vonage Holdings Corp.'s Quarterly Report on Form 10-Q filed on November 8, 2006.

(4)
Incorporated by reference to Vonage Holdings Corp.'s Current Report on Form 8-K filed on August 7, 2006.

(5)
Incorporated by reference to Vonage Holding Corp.'s Current Report on Form 8-K filed on August 21, 2006.

(6)
Incorporated by reference to Vonage Holding Corp.'s Current Report on Form 8-K filed on November 14, 2006.

†
Portions of this Exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended.

(b)
Financial Statement Schedules
Report of Independent Registered Public Accounting Firm
Schedule II—Valuation and Qualifying Accounts.

Report of Independent Registered Public Accounting Firm

  Board of Directors and Stockholders
  Vonage Holdings Corp.
  Holmdel, N.J. 07733

        The audit referred to in our report to Vonage Holdings Corp., dated September 20, 2005, which is contained in the Prospectus constituting part of this Registration Statement, included the audit of the schedules listed under Item 16(b) for the year ended December 31, 2004. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based upon our audit.

        In our opinion, such schedules present fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP

Woodbridge, New Jersey
March 24, 2006

Schedule II

Vonage Holdings Corp.
Schedule of Valuation and Qualifying Accounts

		Additions
	Balance at Beginning of Period	Charged to Revenue	Charged to Expense	Less Deductions	Balance at End of Period
Allowance for Doubtful Accounts
Year ended December 31, 2005	$60	$150	$—	$—	$210
Year ended December 31, 2004	—	60	—	—	60
Year ended December 31, 2003	—	—	—	—	—
Inventory Obsolescence
Year ended December 31, 2005	$1,239	$—	$625	$(1,132)	$732
Year ended December 31, 2004	24	—	1,215	—	1,239
Year ended December 31, 2003	—	—	24	—	24
Valuation Allowance for Deferred Tax
Year ended December 31, 2005	$46,268	$—	$103,023	$—	$149,291
Year ended December 31, 2004	18,351	—	27,917	—	46,268
Year ended December 31, 2003	7,938	—	10,413	—	18,351

        All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Holmdel, State of New Jersey, on November 14, 2006.

VONAGE HOLDINGS CORP.
By:	/s/ JOHN S. REGO Name: John S. Rego Title: Executive Vice President, Chief Financial Officer and Treasurer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on November 14, 2006.

Signature	Title

* Michael Snyder	Director and Chief Executive Officer (principal executive officer)
/s/ JOHN S. REGO John S. Rego	Executive Vice President, Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)
* Jeffrey A. Citron	Director, Chairman and Chief Strategist
* Betsy S. Atkins	Director
* Peter Barris	Director
* Morton David	Director
Orit Gadiesh	Director
* J. Sanford Miller	Director
* Governor Thomas J. Ridge	Director

* John J. Roberts	Director
* Harry Weller	Director
*By:	/s/ JOHN S. REGO John S. Rego Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Restated Certificate of Incorporation of Vonage Holdings Corp.(1)
3.2	Amended and Restated By-Laws of Vonage Holdings Corp.(1)
4.1	Form of Certificate of Vonage Holdings Corp. Common Stock(2)
4.2	Form of Senior Unsecured Convertible Note(2)
4.3	Stock Purchase Warrant To Purchase Common Stock of Vonage Holdings Corp.(2)
4.4	Stock Purchase Warrant To Purchase Shares of Series A-2 Convertible Preferred Stock, par value $.001 per share of Vonage Holdings Corp.(2)
5.1	Opinion of Shearman & Sterling LLP
10.1	2001 Stock Incentive Plan of Vonage Holdings Corp.(2)
10.2	Form of Incentive Stock Option Agreement under the 2001 Stock Incentive Plan(2)
10.3	Form of Nonqualified Stock Option Agreement for Employees under the 2001 Stock Incentive Plan(2)
10.4	Form of Nonqualified Stock Option Agreement for Outside Directors under the 2001 Stock Incentive Plan(2)
10.5	Vonage Holdings Corp. 401(k) Retirement Plan(2)
10.6	Lease Agreement, dated March 24, 2005, between 23 Main Street Holmdel Associates LLC and Vonage USA Inc.(2)
10.7	Amended and Restated Employment Agreement, dated February 8, 2006, between Vonage Holdings Corp. and Jeffrey A. Citron(2)
10.8	Employment Agreement, dated February 7, 2006, between Vonage Holdings Corp. and Michael Snyder(2)
10.9	Employment Agreement, dated August 1, 2005, between Vonage Holdings Corp. and John S. Rego(2)
10.10	Employment Agreement, dated August 1, 2005, between Vonage Holdings Corp. and Louis A. Mamakos(2)
10.11	Employment Agreement, dated August 8, 2005, between Vonage Holdings Corp. and Sharon O'Leary(2)
10.12	Third Amended and Restated Investors' Rights Agreement, as amended, dated April 27, 2005, among Vonage Holdings Corp. and the signatories thereto(2)
10.13†	Agreement for Services, dated February 9, 2005, between Vonage Holdings Corp. and Third Party Verification, Inc.(2)
10.14	Registration Rights Agreement, dated December 16, 2005, among Vonage Holdings Corp. and the signatories thereto(2)
10.15†	Agreement for Services, dated April 27, 2005, between Vonage Network Inc. and Intrado Inc. and Amendment No. 1 thereto(2)
10.16†	Master Service Agreement, dated July 15, 2004, between Vonage Holdings Corp. and Level 3 Communications, LLC(2)

10.17†	Master Sales Agreement, dated June 8, 2005, between Vonage Network Inc. and TeleCommunication Systems, Inc.(2)
10.18†	Master Services Agreement, dated May 5, 2005, between Vonage Network Inc. and Synchronoss Technologies, Inc.(2)
10.19†	OSS Master Services Agreement, dated December 27, 2004, between Vonage Holdings Corp. and Neustar, Inc.(2)
10.20	2006 Incentive Plan(2)
10.21	Form of Idemnification Agreement for directors and officers(2)
10.22†	Amendment #2 to the Agreement for Services, dated September 21, 2006, between Intrado Inc. and Vonage Network Inc.(3)
10.23†	First Amendment to Services Agreement, dated June 21, 2006, between Third Party Verification, Inc. and Vonage Holdings Corp.(3)
10.24†	Second Amendment to Services Agreement, dated August 25, 2006, between Third Party Verification, Inc. and Vonage Network of New Jersey d/b/a Vonage Network Inc. (assignee of Vonage Holding Corp.).(3)
10.25†
Amendment to the Master Services Agreement, dated May 26, 2006, between Telecommunications Systems, Inc. and Vonage Network Inc., along with the accompanying side letter, dated November 2, 2006, from Vonage Network Inc. to Telecommunication Systems, Inc.(3)
10.26†
Amendment #1 to Master Sales Agreement, dated August 8, 2006, between Telecommunication Systems, Inc. and Vonage Network Inc., along with the accompanying side letter, dated November 2, 2006, from Vonage Network Inc. to Telecommunication Systems, Inc.(3)
10.27	Form of Restricted Stock Unit Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (entered into with each of Michael F. Snyder, John S. Rego and Sharon A. O'Leary).(4)
10.28	Form of Restricted Stock Unit Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (entered into with each of Louis A. Mamakos and Michael Tribolet).(4)
10.29	Form of Nonqualified Stock Option Agreement under the Vonage Holdings Corp. 2006 Incentive Plan.(4)
10.30	Form of Restricted Stock Agreement under the Vonage Holdings Corp. 2006 Incentive Plan.(4)
10.31	Form of Restricted Stock Agreement under the Vonage Holdings Corp. 2006 Incentive Plan for Non-Employee Directors.(5)
10.32	Form of Nonqualified Stock Option Agreement under the Vonage Holdings Corp. 2006 Incentive Plan for Non-Employee Directors.(5)
10.33	Written Consent of the Company and Certain Stockholders to the Third Amended and Restated Investors' Rights Agreement dated April 27, 2005, as amended(6).
16.1	Letter from Amper, Politziner & Mattia P.C.(2)
21.1	List of Subsidiaries of Vonage Holdings Corp.(2)
23.1	Consent of Shearman & Sterling LLP (included in Exhibit 5.1)
23.2	Consent of BDO Seidman, LLP, independent registered public accounting firm

23.3	Consent of Amper, Politziner & Mattia P.C., independent registered public accounting firm
24.1	Powers of Attorney (included in signature page of the Registration Statement on Form S-1 (Registration No. 333-131659))(1)
24.2	Power of Attorney for Michael Snyder(1)

(1)
Incorporated by reference to Vonage Holdings Corp.'s Quarterly Report on Form 10-Q filed on August 4, 2006.

(2)
Incorporated by reference to Vonage Holdings Corp.'s Registration Statement on Form S-1 (File No. 333-131659) filed on February 8, 2006.

(3)
Incorporated by reference to Vonage Holdings Corp.'s Quarterly Report on Form 10-Q filed on November 8, 2006.

(4)
Incorporated by reference to Vonage Holdings Corp.'s Current Report on Form 8-K filed on August 7, 2006.

(5)
Incorporated by reference to Vonage Holding Corp.'s Current Report on Form 8-K filed on August 21, 2006.

(6)
Incorporated by reference to Vonage Holding Corp.'s Current Report on Form 8-K filed on November 14, 2006.

†
Portions of this Exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended.

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TABLE OF CONTENTS
IMPORTANT NOTICE TO READERS
PROSPECTUS SUMMARY
The Offering
Summary Consolidated Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
COMMON STOCK PRICE RANGE
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY OVERVIEW
BUSINESS
REGULATION
MANAGEMENT
INFORMATION CONCERNING OUR FOUNDER, CHAIRMAN AND CHIEF STRATEGIST
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CONVERTIBLE NOTES
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
VONAGE HOLDINGS CORP. CONSOLIDATED BALANCE SHEETS (In thousands, except par value)
VONAGE HOLDINGS CORP. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share amounts)
VONAGE HOLDINGS CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
VONAGE HOLDINGS CORP. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (In thousands)
VONAGE HOLDING CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years Ended December 31, 2003, 2004, 2005 (In thousands, except per share amounts)
VONAGE HOLDING CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years Ended December 31, 2003, 2004, 2005 (In thousands, except per share amounts)
VONAGE HOLDINGS CORP. CONSOLIDATED BALANCE SHEETS (In thousands, except par value)
VONAGE HOLDINGS CORP. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share amounts) (Unaudited)
VONAGE HOLDINGS CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except per share amounts) (Unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
EXHIBIT INDEX
Vonage Holdings Corp. Schedule of Valuation and Qualifying Accounts
SIGNATURES
EXHIBIT INDEX